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TABLE OF CONTENTS

Chairman's Statement                                                           1

Operating Review                                                               3

Financial Review                                                              27

Directors' Report                                                             60

Corporate Governance                                                          69

Independent Auditors' Report                                                  73

Financial Statements                                                          75

    Notes Relating to Financial Statements                                    81

Selected Financial Data                                                      170

    Group Financial Record--U.S. GAAP                                        170

    Group Financial Record--Irish GAAP                                       171

Shareholders' Information                                                    172

Risk Factors                                                                 177

Additional Information                                                       183

Cross Reference to Form 20-F                                                 188

TERMS

In this Annual Report and Form 20-F, Elan Corporation, plc and its consolidated subsidiaries are referred to as "Elan", "the Company", "the Group", "we", "our" and "us".

FINANCIAL STATEMENTS

We prepare our financial statements in accordance with Irish generally accepted accounting principles ("Irish GAAP"), which differ in certain significant respects from U.S. generally accepted accounting principles ("U.S. GAAP"). For a discussion of the significant differences between Irish GAAP and U.S. GAAP, please refer to Note 33 to the Consolidated Financial Statements.

STATEMENTS OF COMPETITIVE POSITION

Except as otherwise stated, market information in this Annual Report and Form 20-F regarding the position of Elan's business or products relative to its or their competition is based upon published statistical data obtained from IMS Health Incorporated ("IMS Health") (noted as "1" in text. Source: IMS Health, Copyright 2003. All Rights Reserved) and Verispan, L.L.C. ("Verispan") (noted as "2" in text. Source (Trade Mark) Prescription Audit (SPA) January 2002 to December 2002). IMS Health and Verispan are leading suppliers of statistical data to the pharmaceutical industry. Except as otherwise stated, this market share and industry data from IMS Health and Verispan has been derived by comparing Elan's sales revenue to competitors' and total market sales revenue.

TRADEMARKS

All product names appearing in italics are trademarks owned by or licensed to Elan.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

(Cautionary Statements Under the United States Private Securities Litigation Reform Act of 1995)

Our disclosure and analysis in this Annual Report and Form 20-F contain some forward-looking statements that set forth anticipated results based on management's plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", "will", "strategy" and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, our ability to meet our future financial obligations, the success of our recovery plan, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, the outcome of contingencies, such as legal proceedings and governmental investigations, and financial results.

We cannot guarantee that any forward-looking statements will be realised. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 6-K reports submitted to the United States Securities and Exchange Commission ("SEC"). Also note that we provide the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions related to our business. This discussion, together with the discussion under "Risk Factors" located elsewhere in this Annual Report and Form 20-F, describe the factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the United States Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider these factors to be a complete discussion of all potential risks or uncertainties. These factors include those set forth under the heading "Risk Factors" located elsewhere in this Annual Report and Form 20-F and the following:

o the outcome of our recovery plan and our ability to maintain financial flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet our liquidity requirements;
o the outcome of the ongoing SEC investigation and shareholder litigation, including the impact, if any, that the 2001 restatement may have on the outcome of the shareholder litigation;
o the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved;
o  competitive developments affecting our current products;
o  our ability to protect our intellectual property;
o  our ability to successfully market both new and existing products;
o  difficulties or delays in manufacturing;
o our ability to meet generic and branded competition after the expiration of our patents or our regulatory exclusivity;
o  the trend towards managed care and health care cost containment;
o  possible legislation affecting pharmaceutical pricing;
o  exposure to product liability and other types of lawsuits;
o  interest rate and foreign currency exchange rate fluctuations;
o governmental laws and regulations affecting domestic and foreign operations, including tax obligations;
o  general changes in Irish and U.S. GAAP;
o  our ability to reduce costs and expenses;
o  changes in product mix; and
o the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items.

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CHAIRMAN'S STATEMENT
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[PICTURE OMITTED]

Garo H. Armen and G. Kelly Martin


DEAR SHAREHOLDERS:

2002 was an extremely difficult year for all of our constituents, particularly for our shareholders and employees. In the early months of 2002, we suffered a number of setbacks in rapid succession, including the cessation of dosing in a Phase IIA clinical trial of AN-1792, the announcement of a profit warning and an investigation by the United States Securities and Exchange Commission. These disappointments ultimately led to a loss of confidence in the Company, resulting in a change of corporate leadership.

To address these issues, the board of directors of Elan announced my appointment as Chairman on 9 July 2002, tasking me with the responsibility of overseeing the rebuilding process. Shortly thereafter, we put into place a new management team from the ranks of Elan and announced the implementation of the rebuilding of our Company, which is comprised of the following components:

o Our recovery plan, to improve liquidity, simplify our structure and reduce the cost of conducting our business;
o Our growth plan, which is designed to bring to fruition our innovative products and technologies; and
o Our operational excellence plan, which is designed to put into place the structures and processes needed to build a world-class biopharmaceutical company.

Since Elan's recovery plan was announced in July 2002, we have achieved a substantial number of our key objectives. In the last year, we have made significant progress towards restoring our financial health, cutting our costs, and streamlining our balance sheet. By the end of the first quarter of 2003 we had reduced our commitments by approximately $1.4 billion and had cash reserves of approximately $1 billion. With the recent completion of the sale of our primary care business to King Pharmaceuticals, we have exceeded our target of $1.5 billion in gross asset sales -- six months before our target of the end of 2003. We have also reduced our headcount by approximately 1,900 and formally restructured 36 joint ventures. We will continue to divest non-core businesses and assets to further add to our liquidity.

The success of our recovery effort will ultimately be judged by our ability to develop biopharmaceutical products to treat important diseases, and our ability to return to profitability. As part of the recovery process, we will continue to simplify our balance sheet and provide investors with a transparent view of our finances. In this regard, as previously announced, we have restated our U.S. GAAP financial results for 2001. In addition, our unaudited U.S. GAAP financial information for 2002 has been adjusted. This restatement does not affect our Irish GAAP financial data. We are also continuing discussions with the enforcement division of the SEC.

It is paramount that all of our constituents -- the public, the capital markets and the relevant regulatory agencies -- have complete confidence in our ability to manage our business with the highest ethical standards and our ability to exercise prudent business judgements.

Our progress in restoring financial stability over the last year has given us a greater ability to focus on our pipeline, which is critical to restoring value to the Company and its shareholders. As the recovery plan proceeds, we continue to invest significant effort in unlocking the value of our pipeline. Elan's


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ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                         1

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CHAIRMAN'S STATEMENT
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biopharmaceutical product pipeline includes several innovative products in the fields of neurodegeneration and pain.

Antegren, our humanised monoclonal antibody, has already delivered promising data in Phase II studies for Crohn's disease and multiple sclerosis; results from both trials were published in the 2 January 2003 issue of the New England Journal of Medicine. Phase III studies for these two indications are now fully enrolled and we just announced the results of the Phase III induction study in Crohn's disease. While we missed the primary endpoint we are very encouraged by the overall results. The Antegren Phase III maintenance trial for Crohn's disease and two Phase III trials for multiple sclerosis are on-going.

Also in development are two new compounds from our Alzheimer's disease immunotherapy collaboration with Wyeth. These compounds have the potential to alter the future treatment of this disease. For more than a decade, Elan has sustained one of the largest and most productive research efforts in Alzheimer's disease. As a result, our discoveries have evolved into valuable new compounds of exceptional therapeutic potential. Our product pipeline also includes advanced therapies such as Prialt for severe chronic pain.

We expect to file several New Drug Applications and European Marketing Authorisation Applications by the end of 2004. In addition, we expect to file two Investigational New Drug Applications to start clinical trials in our Alzheimer's immunotherapy programme within the next 15 months. Taken as a whole, this pipeline represents the key to Elan's success.

Amid the difficulties of 2002, many of us at Elan were reminded of the true purpose of our efforts -- to develop treatments for patients suffering from debilitating diseases. It is the collective spirit of Elan's people that has enabled us to make the significant progress we have achieved in turning the Company around in a remarkably short period of time. We have begun transforming Elan into a focused company with a specialised sales and marketing organisation, a unique pipeline and a talented group of employees with a strong commercial execution capability in the market. As we follow through on the recovery plan, our goal is to position ourselves to maximise the opportunities of Elan's current businesses while investing in our pipeline and its potential contribution to future value.

When I accepted the position of Chairman and acting CEO in July 2002, it was clear that we would quickly start a search for a new CEO. We sought a candidate who possessed a sense of discipline and a high level of business expertise. Kelly Martin brings all of that -- plus a passionate belief in what our Company stands for and what it can accomplish. His judgement, his integrity and his leadership are ideally suited to guide the new Elan. I am delighted he is leading our Company and our people, and I will continue to work closely with him as Chairman. In covering such a great distance in so short a time, we have begun to re-establish the hope that Elan can become a leader in our industry and restore value for our stakeholders. We have a considerable number of strengths in our favour, from the dedication of our employees to the quality of our pipeline -- all of which we will maximise in order to ensure Elan's success for the future.

In closing, I would like to thank our shareholders for their support, our board of directors for their dedication and leadership, and our senior management and employees for their tireless efforts during the past year.


/s/ GARO ARMEN
GARO ARMEN
Chairman

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OPERATING REVIEW
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COMPANY OVERVIEW

Elan, an Irish public limited company, is a worldwide biopharmaceutical company headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland on 18 December 1969 and became a public limited company on 3 January 1984. Elan's principal executive offices are located at Lincoln House, Lincoln Place, Dublin 2, Ireland and its telephone number is 353-1-709-4000. Elan's principal research and development, manufacturing and marketing facilities are located in Ireland, the United States and the United Kingdom.

During 2001 and through mid-2002, Elan conducted its operations through two primary business units: Biopharmaceuticals and Drug Delivery. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet in order to enable it to meet its financial commitments. With the implementation of the recovery plan, Elan will focus on three core therapeutic areas: neurology, pain management and autoimmune diseases. In accordance with this new focus, the Group was reorganised and two new units were created: Core Elan and Elan Enterprises.

Core Elan is engaged in pharmaceutical commercial activities and biopharmaceutical research and development activities. Core Elan is also engaged in pharmaceutical manufacturing activities at its facility in Athlone, Ireland. Elan's pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management and infectious diseases. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases.

Elan's biopharmaceutical product pipeline currently includes several innovative products in development in the fields of autoimmune diseases and pain management, including Antegren, which is in Phase III clinical trials for multiple sclerosis ("MS") and Crohn's disease, in collaboration with Biogen, Inc. ("Biogen"), and Prialt, which is in Phase III clinical trials for severe chronic pain. Additionally, Elan remains committed to the advancement of its broad Alzheimer's disease ("AD") programmes with Wyeth and Pfizer Inc. ("Pfizer") (formerly Pharmacia Corporation ("Pharmacia")) and its internal discovery programmes.

Elan expects to file three U.S. New Drug Applications ("NDAs") and four European Marketing Authorisation Applications ("MAAs") by the end of 2004. Elan also expects two Investigational New Drug Applications ("IND") from its Alzheimer's collaboration with Wyeth to be filed within the next 15 months.

Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises is seeking to dispose of many of these businesses and assets.

COMPANY MISSION AND GOALS

Elan's mission is to become a fully integrated, world-class company capable of developing effective and novel treatments in the core areas of neurology, pain management and autoimmune diseases. Elan is committed to discovering, developing and marketing new, innovative products that address the world's most debilitating medical conditions, that improve the health and quality of life for patients and their families, and that meet the requirements of the healthcare professionals who treat them. Elan will conduct its business with the highest standards of ethics


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ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                         3
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OPERATING REVIEW
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and integrity and believes in serving patients, customers, investors and employees.

RECOVERY PLAN--DIVESTITURE PROGRAMME

A key element of the recovery plan is the divestiture of businesses, products, investments and other assets. The objective was to complete $1.5 billion in asset divestitures by the end of 2003. Since its commencement in August 2002, the divestiture programme has generated gross consideration in excess of $1.7 billion.

XCEL

On 1 April 2003, Elan announced that it received $89.5 million in cash from Xcel Pharmaceuticals, Inc. ("Xcel") in exchange for all of Elan's shareholding in, and loans to, Xcel.

SKELAXIN & SONATA

On 30 January 2003, Elan announced that it had agreed to sell its primary care franchise, principally consisting of its U.S. and Puerto Rican rights to Sonata and Skelaxin, related inventory and related rights to enhanced formulations of these products, to King Pharmaceuticals, Inc ("King").

On 17 March 2003, Elan commenced a lawsuit against King to compel King to complete its purchase of the primary care franchise. On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice.

Under the terms of the amended transaction, King paid gross consideration on closing of $749.8 million, which included the transfer to King of Sonata and Skelaxin inventory with a value of approximately $40 million and obligations related to Sonata of $218.8 million that were assumed by King at closing. In addition, Elan will receive an additional $25.0 million payment on 2 January 2004, contingent on the ongoing patent exclusivity of Skelaxin. Elan will also receive payments of 5% of net sales of the current formulation of Skelaxin through 31 December 2005 and, thereafter, beginning in 2006 and continuing through December 2021, Elan will receive payments of 10% of net sales of the current formulation of Skelaxin in excess of $50.0 million of net sales annually. Finally, Elan will receive up to an additional $61.0 million in milestone payments (comprised of up to $86.0 million in clinical, regulatory and sales milestones less up to $25.0 million in milestones that Elan is obligated to pay to a third party) relating to the development of enhanced formulations of Sonata, contingent on the achievement of certain clinical and regulatory events. Elan has agreed to indemnify King for certain events.

ATHENA DIAGNOSTICS

On 31 December 2002, Elan, together with the other stockholders in Elan's subsidiary, Athena Diagnostics, Inc. ("Athena Diagnostics"), sold all of the outstanding stock of Athena Diagnostics to Behrman Capital and certain of its affiliated investment funds ("Behrman"). The gross consideration was approximately $122 million in cash. Prior to the sale, Elan held approximately 80% of Athena Diagnostics' common stock. As a result of the sale, Elan received $81.8 million in cash, after giving effect to certain contractual payments, including payments to Athena Diagnostics' other stockholders.

AVINZA / LIGAND COMMON STOCK

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand Pharmaceuticals, Inc. ("Ligand") regarding Avinza. Elan received a cash payment of $100.0 million from Ligand, in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan continues to manufacture the product in its Gainesville facility.

Ligand also agreed to repurchase from Elan approximately 2.2 million shares of Ligand common stock for a cash purchase price of $20.0 million. The share sale closed in February 2003.

On 28 May 2003, Elan sold 6.4 million shares of Ligand common stock in the open market for net cash proceeds of $73.0 million. On 11 July 2003, Elan sold its remaining 5.8 million shares of Ligand common stock to a number of qualifying institutional investors for net cash proceeds of $65.1 million.

ABELCET

On 22 November 2002, Elan announced the completion of the sale of its U.S., Canadian and any Japanese rights to Abelcet and certain related assets to Enzon Pharmaceuticals, Inc. ("Enzon"). Elan retains its existing rights to market Abelcet in territories outside of the United States, Canada and Japan. Elan received a net cash payment of $360.0 million from Enzon. Elan has agreed to indemnify Enzon for certain events.




Included in the transaction was related intellectual property, Elan's manufacturing facility in Indianapolis, Indiana and inventory. The Indianapolis facility manufactures Abelcet and Myocet. Elan and Enzon entered into a long-term


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manufacturing and supply agreement whereby Enzon will continue to manufacture
Elan's requirements for these two products.

ACTIQ

On 3 October 2002, Elan announced that it had sold its rights to Actiq in twelve territories, principally in Europe, to Anesta Corp. ("Anesta"), a subsidiary of Cephalon, Inc. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Elan received $50.0 million in cash from Anesta.

NIFEDIPINE ER

On 23 August 2002, Elan announced a licensing agreement with Watson Pharmaceuticals, Inc. ("Watson") for exclusive marketing rights to the 30mg and 60mg dosage strengths of Elan's extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan continues to manufacture the product in its Athlone, Ireland facility.

For further information on these disposals, including the impact of these disposals on Elan's financial results, please refer to the Financial Review.

FUTURE TRANSACTIONS

Elan intends to sell further businesses, products, investments and other assets as part of its recovery plan. Assets from both Core Elan and Elan Enterprises may be disposed of as part of the recovery plan.

RECOVERY PLAN--FINANCIAL COMMITMENTS AND CONTINGENCIES

A key objective of the recovery plan is to enable Elan to meet its financial obligations and to simplify its balance sheet.


Contractual and potential future payments have been reduced by approximately $1.4 billion, from $4.5 billion at 31 December 2001 to $3.1 billion at 31 December 2002, after giving effect to the restructuring of the risk-sharing arrangement with Pharma Marketing Ltd. (together with its subsidiary, "Pharma Marketing") in January 2003 as described below. The main elements of the reduction were:
---------------------------------------------------------------------------------------
                                                                                     $M
---------------------------------------------------------------------------------------
Repaid revolving credit facility                                                 $325.0
---------------------------------------------------------------------------------------
Repaid 3.5% Convertible Subordinated Notes ("3.5% Convertible Notes")            $ 62.4
---------------------------------------------------------------------------------------
Risk-sharing arrangements                                                        $215.0
---------------------------------------------------------------------------------------
Repurchased 3.25% Zero Coupon Subordinated Exchangeable Notes ("LYONs")          $196.5
---------------------------------------------------------------------------------------
Reduced fixed, contingent and potential product payment obligations              $418.2
---------------------------------------------------------------------------------------
Reduced Elan Pharmaceutical Investments III, Ltd. ("EPIL III") debt              $160.0
---------------------------------------------------------------------------------------

REVOLVING CREDIT FACILITY AND 3.5% CONVERTIBLE NOTE REPAYMENT

On 11 July 2002, Elan repaid in full and terminated its revolving credit facility of $325.0 million. On 15 July 2002, Elan repaid at maturity the remaining $62.4 million in aggregate principal amount of the 3.5% Convertible Notes. These convertible notes were assumed as part of the acquisition of Dura Pharmaceuticals, Inc. ("Dura"), in November 2000.

RISK-SHARING ARRANGEMENTS

Potential future payments relating to the risk-sharing arrangements have decreased by $215.0 million to $335.0 million at 31 December 2002 from $550.0 million at 31 December 2001. This reduction arises from the termination during 2002 of the risk-sharing arrangement with Autoimmune Diseases Research & Development Corp. Ltd. (together with its subsidiary, "Autoimmune"), and the restructuring in January 2003 of the risk-sharing arrangement with Pharma Marketing.

Elan's risk-sharing arrangement with Autoimmune was terminated in the third quarter of 2002. Elan paid $121.0 million as part of this termination which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million.




Elan's risk-sharing arrangement with Pharma Marketing was restructured in January 2003, such that effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating Ltd. ("Pharma Operating") $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June
2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

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OPERATING REVIEW
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For additional information on Autoimmune and Pharma Marketing, please refer to
Note 24 to the Consolidated Financial Statements.

LYONS

In December 1998, Elan Finance Corporation Limited ("Elan Finance"), a wholly owned subsidiary of Elan, issued in a private placement, at a substantial discount, LYONs due 2018 in the principal amount of $1,643.5 million at maturity. The issue price of the LYONs was $524.78 per $1,000 principal amount at maturity and the gross proceeds to the Company amounted to $862.5 million.

During the fourth quarter of 2002, Elan repurchased $318.6 million in principal amount at maturity of the LYONs (representing approximately 19% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $149.8 million. This was a discount of approximately 24% to the accreted value of such LYONs at 14 December 2003 of $196.5 million. After taking account of this repurchase, the accreted value of the remaining LYONs was $792.3 million at 31 December 2002.

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003, the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million. Elan may purchase additional LYONs in the future and any such purchases may be material.

For additional information on the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

FIXED, CONTINGENT AND POTENTIAL PRODUCT PAYMENT OBLIGATIONS

The net reduction of $418.2 million in fixed, contingent and potential product payment obligations from 31 December 2001 to 31 December 2002 primarily reflects product payments made during 2002 of $234.6 million and contingent product payments avoided of $224.3 million. The contingent product payments avoided relate primarily to Elan's decision during 2002 not to exercise its option to acquire certain dermatology products from GlaxoSmithKline, plc ("GSK").

ELAN PHARMACEUTICAL INVESTMENTS II, LTD. ("EPIL II") / EPIL III

In June 2002, EPIL III repaid $160.0 million in aggregate principal amount of Series A guaranteed senior notes (the "Series A Guaranteed Notes").

For additional information on the 9.56% guaranteed senior notes issued by EPIL II (the "EPIL II Notes"), and the Series A Guaranteed Notes, the Series B guaranteed senior notes (the "Series B Guaranteed Notes") and the Series C guaranteed senior notes (the "Series C Guaranteed Notes") issued by EPIL III (collectively, the "EPIL III Notes") please refer to Note 3, Note 16 and Note 33 to the Consolidated Financial Statements.

REVIEW OF BUSINESS VENTURES

In 2002, Elan completed a review of its business venture portfolio to conserve cash and reflect the reduced scope of Elan's activities. As a result, it is Elan's intention to restructure or terminate substantially all of its business ventures with the aim of substantially reducing or eliminating future cash outlays by Elan with respect to those business ventures.

Elan recognised exceptional charges in its profit and loss account for 2002 to reflect impairments to the Group's investment portfolio, including investments held by EPIL II and EPIL III. This includes impairment charges relating to investments in business ventures and business venture parent companies.

WORLD PHARMACEUTICAL MARKET

Audited global pharmaceutical sales increased by 8% from 2001 to $400.6 billion in 2002.(1) In 2001, audited global pharmaceutical sales increased by 11% over 2000.(1) Sales increased due to strengthening generic drug sales in North America and Western Europe and the ageing of the global population, among other factors.

North America, Japan and Western Europe accounted for approximately 85%(1) of global pharmaceutical sales in 2002. North America's pharmaceutical sales grew 12% to $203.6 billion(1), representing more than half of all global pharmaceutical sales in 2002.

The U.S. market is Elan's most important market. Please refer to Note 2 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as "Government Regulation" and "Product Approval Process", place emphasis on requirements in the United States.



GOVERNMENT REGULATION

The pharmaceutical industry is subject to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices, and, in some countries, their pricing. A product must generally


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undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialisation, can take in excess of ten years. This period varies considerably from case to case and from country to country.

An application for registration includes specific details concerning not only the chemical composition, but also the manufacturing plant and procedures involved in the production of the product. The time from submission of an application to commercialisation of the product is typically two years or longer. After a product has been approved by the regulatory authorities and has been launched, it is a condition of the product approval that all aspects relating to its safety, efficacy and quality remain under review.

Governmental authorities, including the U.S. Food and Drug Administration ("FDA") and comparable regulatory authorities in other countries, regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. For example, the Federal Food, Drug and Cosmetic Act ("FDCA"), the Public Health Service Act, the Controlled Substances Act and other federal statutes and regulations impose requirements on the clinical and non-clinical testing, safety, effectiveness, manufacturing, labelling, storage, record-keeping, reporting, advertising, marketing, import, export, distribution and approval of Elan's products in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products, the refusal of the government to enter into supply contracts and/or the refusal to approve pending product approval applications (such as NDAs and Abbreviated New Drug Applications ("ANDAs") for drugs, Biologic License Applications ("BLAs") for biological products, or Premarket Approval Applications and "510(k)s" for medical devices), until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of approval of a marketed product or to impose labelling restrictions.

In addition, the U.S. Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labelling and transport. Non-compliance with applicable requirements could result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines.

Certain in vitro diagnostic products and certain delivery systems, such as MEDIPAD, are regulated or potentially regulated in the United States under the FDCA as medical devices. These products are subject to pre-marketing and post-marketing requirements. Among other things, medical devices are subject to quality system requirements, including design control and good manufacturing practices, and to requirements for adverse event reporting by manufacturers, distributors and user facilities. The failure to adhere to these requirements can result in a refusal of permission to market and the imposition of sanctions, including seizure, recall notification, replacement or refund, injunction, and civil and criminal penalties. Additionally, as a condition to marketing or continued marketing, the FDA could impose certain post-market surveillance and/or tracking requirements, which could significantly increase the regulatory costs associated with a product. Under the FDCA, it is also possible for a given product to be regulated both as a drug and a medical device or as a biologic and medical device. In vitro diagnostic products are also subject to certain requirements under the Clinical Laboratory Improvement Act of 1988, as amended ("CLIA"), relating to test complexity and risk.

The pricing of pharmaceutical products is regulated in many countries. The mechanism of price regulation varies. For example, certain countries regulate the price of individual products while in other countries prices are controlled by limiting overall company profitability. In the United States, while there are limited indirect federal government price controls over private sector purchases of drugs, there have been ongoing discussions on potential reforms of the healthcare system, including the pricing of pharmaceuticals, which could result, directly or indirectly, in the implementation of price controls on a larger number of pharmaceutical products. Certain states are attempting to impose requirements, processes, or systems that would result in indirect price controls. It is not possible to predict future regulatory action on the pricing of pharmaceutical products.

In June 2002, Elan entered into a settlement with the U.S. Federal Trade Commission ("FTC") resolving the FTC's investigation of a licensing arrangement between Elan and Biovail Corporation ("Biovail") relating to nifedipine, a generic version of the hypertension drug Adalat CC. The

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settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law had been violated, and does not provide for monetary fines or penalties. Elan continues to satisfy all of the terms of the consent order, including launching its 30mg and 60mg nifedipine products through Watson in September 2002.

On 2 June 2001, Elan received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine "whether Brightstone Pharma, Inc., Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan." In October 2001, counsel for Elan met informally with the FTC staff to discuss the matter. No further communication from the FTC was received until December 2002, when Elan received a subpoena duces tecum from the FTC for the production of documents related to Naprelan. Elan has produced documents in response to the subpoena and has been communicating with the FTC relating to the investigation. Elan does not believe that it is feasible to predict or determine the outcome of the investigation and any possible effect on Elan's business, or reasonable to estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

On 13 March 2003, Elan received notification from the FTC that the FTC's Bureau of Competition was conducting an investigation to determine whether Elan, King or any other person was engaging in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act, including, among other things, by preventing or slowing generic competition to Skelaxin. The FTC's stated focus of the investigation was Elan's listing in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations ("Orange Book") of at least one patent for Skelaxin, and other actions with regard to the FDA regulatory process. On 8 May 2003, Elan received notification from the FTC that it had discontinued that portion of its investigation concerning whether Elan wrongfully listed its patent for Skelaxin in the Orange Book. Elan continues to co-operate with the FTC regarding matters unrelated to the Orange Book listing of the Skelaxin patent. Elan does not believe that it is feasible to predict or determine the outcome of the remaining portion of the investigation and any possible effect on the Group's business or reasonably estimate the amounts or potential range of loss, if any, with respect to the resolution of the investigation.

PRODUCT APPROVAL PROCESS

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND before human testing may proceed.


PRODUCT APPROVAL PROCESS

The stages of testing required before a pharmaceutical product can be marketed in the United States are generally as follows:

--------------------------------------------------------------------------------
PHASE OF DEVELOPMENT   DESCRIPTION
--------------------------------------------------------------------------------
Preclinical            Animal studies and laboratory tests to evaluate safety
                       and efficacy, demonstrate activity of a product
                       candidate and identify its chemical and physical
                       properties
--------------------------------------------------------------------------------
Phase I                Clinical studies to test safety profile of drug in humans
--------------------------------------------------------------------------------
Phase II               Clinical studies conducted with groups of patients to
                       determine preliminary efficacy, dosage and expanded
                       evidence of safety
--------------------------------------------------------------------------------
Phase III              Larger scale clinical studies conducted in patients to
                       provide sufficient data for statistical proof of efficacy
                       and safety
--------------------------------------------------------------------------------

For ethical, scientific and legal reasons, animal studies are required in the discovery and safety evaluation of new medicines. Elan's policy is to seek alternatives to animal studies through the replacement of animal models with non-animal models. Alternatives used include various in vitro cell culture assays. If animal studies are unavoidable, Elan seeks to refine the animal models used to either reduce the number of animals utilised or to eliminate or lessen animal discomfort.

Under U.S. law, an IND must be submitted to the FDA and become effective before human clinical trials may commence. U.S. law further requires that studies conducted to support approval for product marketing be "adequate and well controlled." In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice ("GCP") requirements, and adverse event and other reporting requirements must be followed.

The clinical trial process can take three to ten years or more to complete, and there can be no


--------------------------------------------------------------------------------
8

--------------------------------------------------------------------------------

assurance that the data collected will be in compliance with GCP regulations, will demonstrate that the product is safe or effective, or, in the case of a biologic product, pure and potent, or will provide sufficient data to support FDA approval of the product. The FDA may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be terminated by institutional review boards, who must review and approve all research involving human subjects. Side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorisation.

The results of the preclinical and clinical testing (described in the table on page 8), along with information regarding the manufacturing of the product and proposed product labelling, are evaluated and, if determined appropriate, submitted to the FDA through a licence application such as an NDA. In certain cases an ANDA can be filed in lieu of filing an NDA. An ANDA relies on bioequivalency tests that compare the applicant's drug with an already approved reference drug rather than on clinical safety and efficacy studies. An ANDA might be available to Elan for a new formulation of a drug for which bioequivalent forms have already been approved by the FDA. In responding to applications for approval, the FDA could grant marketing approval, approve the product for a narrower indication, impose labelling or distribution restrictions, request additional information, require post-approval (Phase IV) studies or deny the application. Applications are often referred to an outside FDA advisory committee of independent experts prior to the FDA acting on the application. Similar systems are in place for the testing and approval of biologics and medical devices.

There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, generally require prior FDA approval. The packaging and labelling of all products developed by Elan are also subject to FDA approval and ongoing regulation.

In the United States, under the Prescription Drug User Fee Act and the Medical Device User Fee and Modernization Act, the FDA receives fees for reviewing product applications and supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products. These fees can be significant. For example, the NDA or BLA review fee alone can exceed $500,000, although certain deferrals, waivers and reductions may be available. Even when user fees are significant, they do not generally constitute a major expense relative to the overall cost associated with product development and regulatory approval.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required can differ from that required for FDA approval. Although there are procedures for unified filings for European Union ("EU") countries, in general, most other countries have their own procedures and requirements.

Once a product has been approved, significant legal and regulatory requirements apply in order to market a product. In the United States these include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to current Good Manufacturing Practice ("cGMP") requirements, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labelling or manufacturing process. Adverse events that are reported after marketing authorisation can result in additional limitations being placed on a product's use and, potentially, withdrawal of the product from the market. Any adverse event, either before or after marketing authorisation, can result in product liability claims against the Company.

The FDA also enforces the requirements of the Prescription Drug Marketing Act, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.

Sales, marketing and scientific/educational grant programmes must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. Pricing and rebate programmes must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorised users of the Federal Supply Schedule of the


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General Services Administration, additional laws and requirements apply.

MANUFACTURING

Each manufacturing establishment, including any contract manufacturers, used to manufacture a product must be listed in the product application. In the United States, this means that each manufacturing establishment must be listed in the drug, biologic, or device application, and must be registered with the FDA. The application will not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the product, and determines that the facility is in compliance with cGMP requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, the FDA will not grant approval to market the product. All facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP.

Elan currently has manufacturing facilities in Ireland, the United States, Switzerland and Italy.

At 31 December 2002, Elan employed 887 people in its manufacturing and supply activities, almost half of these in Athlone, Ireland. This facility is the primary location for the manufacture of oral solid dosage products, including instant, controlled-release and oral microparticulate products. Additional dosage capabilities may be added as required to support future product introductions. Elan's facility in Gainesville, Georgia, United States, provides additional oral controlled-release dosage product manufacturing capability and is registered with the U.S. Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs. Elan also manufactures Myobloc in the United States. Elan's facility in Switzerland is the primary location for the manufacture of effervescent and fast melt oral dosage products. Elan's facility in Italy manufactures tablets, liquids, creams, ointments and powders. Elan disposed of a manufacturing facility in Indianapolis, Indiana, United States during 2002 as part of the disposal of Abelcet. Elan disposed of a transdermal dosage products manufacturing facility in Miramar, Florida, United States in July 2003 to Nitto Americas, Inc. ("Nitto Americas"), the U.S. subsidiary of Nitto Denko Corporation, as part of the disposal of a transdermal technology business.

Capital expenditures at Elan's manufacturing sites amounted to approximately $119 million in 2002, mainly at the Athlone facility, where a new building to produce existing and future Elan marketed products was completed.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP regulations. These are FDA regulations governing the production of pharmaceutical products. Elan's facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations. In May 2001, Elan Holdings, Inc. ("Elan Holdings"), a wholly owned subsidiary of Elan, Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president, operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster, entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at Elan's Georgia, United States facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride controlled-release capsules used in the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings is permanently enjoined from violating cGMP regulations. In addition, Elan Holdings is required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004, in order to ensure the facility's compliance with cGMP. The first of these inspections was completed and reported upon by the independent expert to the FDA on 3 September 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and was reported upon by the independent expert to the FDA on 14 August 2003. In response to this inspection a corrective action plan is being prepared and will be sent to the FDA. During the term of the consent decree, Elan expects that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, Elan will be required to reimburse the FDA for its costs related to these inspections. Elan believes that, during the term of the consent decree, the FDA will continue to process approvals for products to be manufactured at the facility. For example, during 2002 the FDA approved Avinza and Ritalin LA, which are being manufactured at the Gainesville, Georgia facility.

SALES AND MARKETING

At 31 December 2002, Elan's sales forces were re-configured as a result of the implementation of the recovery plan.

--------------------------------------------------------------------------------
10

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SALES AND MARKETING

Prior to commencing the recovery plan in mid-2002, Elan marketed its products through five focused sales forces in the United States. The U.S. sales forces promoted the following brands:


------------------------------------------------------------------------------------------------------------
                      PRIMARY                                           SPECIALTY/        CLINICAL SALES
SALES FORCE           CARE            HOSPITAL        NEUROLOGY         DERMATOLOGY       CONSULTANTS
------------------------------------------------------------------------------------------------------------
Approximate           480             170             145               60                40
------------------------------------------------------------------------------------------------------------
Average Number
of U.S. Sales
Representatives
------------------------------------------------------------------------------------------------------------
Products              Skelaxin        Abelcet         Frova             Aclovate          Myobloc
                      Sonata          Azactam         Roxicodone        Cutivate
                      Zanaflex        Maxipime        Skelaxin          Temovate
                      Cutivate                        Zanaflex
                                                      Zonegran
------------------------------------------------------------------------------------------------------------

Going forward, Elan's sales forces will continue to be re-configured. The exact configuration and number of employees will depend upon the products disposed of under the recovery plan. However, following the implementation of the recovery plan, Elan's sales force will be significantly smaller than in 2002.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS

Intellectual property is a vital asset for Elan. Elan's competitive position depends on its ability to obtain patents on its current and future technologies and products, to defend its patents, to protect its trade secrets and to operate without infringing the proprietary rights of others. In addition, under a number of licence agreements for its drug delivery products, Elan's failure to obtain patents on the drug delivery product would reduce the royalty rate that Elan receives on sales of such product.

Elan's products are sold around the world under brand-name, logo and certain product design trademarks that Elan considers in the aggregate to be of material importance. Trademark protection continues in some countries for as long as the mark is used and, in other countries, for as long as it is registered. Registrations generally are for fixed, but renewable, terms.

Elan owns or licenses a number of U.S. and foreign patents. These patents cover:

o  Pharmaceuticals and other products and their uses;
o  Pharmaceutical formulations; and
o  Product manufacturing processes.

Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in various countries. The actual protection afforded by a patent, which can vary from country to country, depends upon the type of patent, the scope of its coverage and the availability of legal remedies in the country.

In some instances, there are later-expiring patents relating to these products directed to particular forms or compositions of the drug or to methods of manufacturing or using the drug in the treatment of further diseases or conditions. Such patents may not protect Elan's drug from generic drug competition after the expiration of the basic patent.

The basic U.S. patent for Maxipime expires in 2007. However, two formulation U.S. patents covering Maxipime expire in 2008.

In June 2002, Elan announced that Eon Labs, Inc. ("Eon") received FDA approval to market a generic alternative for Zanaflex. A number of other generic applications for Zanaflex have since received approval from the FDA. Zanaflex represented approximately 4% and 5% of Elan's total revenue and product revenue, respectively, in 2002. Arising from the approval of generic alternatives for Zanaflex, Elan has experienced a significant decline in the sales and profitability of this product. This significant decline is expected to continue in 2003. For example, product revenue from Zanaflex was $0.8 million for the first quarter of 2003 compared to $53.7 million for the first quarter of 2002. In the event that products competitive to any of the Group's other products are introduced, Elan would expect a significant decline in the sales and profitability of such products.

As part of its normal business activity, Elan monitors competitor activity

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The following are the basic U.S. patent expiration dates for various Elan products:

-------------------------------------------------------------------------
                                   BASIC U.S.
                                       PATENT
                                   EXPIRATION             U.S. REGULATORY
DRUG                                     YEAR                 EXCLUSIVITY
-------------------------------------------------------------------------
A.  Azactam                              2005                          --
-------------------------------------------------------------------------
B.  Frova                                2015                        2006
-------------------------------------------------------------------------
C.  Maxipime                         See text                          --
-------------------------------------------------------------------------
D.  Myobloc                                --                        2007
-------------------------------------------------------------------------
E.  Zonegran                               --                        2005
-------------------------------------------------------------------------

carefully and will enforce its intellectual property rights whenever appropriate.

COMPETITION

The pharmaceutical industry is characterised by intense competition and rapid technological change. Elan's principal pharmaceutical competitors consist of major international companies, as well as smaller research companies and generic drug manufacturers. A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Generic competitors do not have to bear the same level of research and development and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected or protected by other regulatory exclusivity. Additionally, generic competitors can challenge existing patent protection or other regulatory exclusivity. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales of certain of our products not protected by patents or other regulatory exclusivity and may adversely affect Elan's future results.

Elan's drug delivery activities have also faced increasing competition in recent years as pharmaceutical companies have become increasingly interested in the development and commercialisation of products incorporating advanced or novel drug delivery systems.

Elan's competitive position depends, in part, upon its continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. Elan also competes on the basis of price and product differentiation, and through our sales and marketing organisation that provides information to medical professionals and launches new products.

DISTRIBUTION

Elan sells its pharmaceutical products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed care providers. Wholesalers are Elan's main customers. Elan's revenue reflects the demand from these wholesalers and similar purchasers to meet the in-market consumption of Elan's products and to reflect the level of inventory that wholesalers and similar purchasers of Elan's products carry. Changes in the levels of inventory can directly impact Elan's revenue and could result in Elan's revenue not reflecting in-market consumption of its products.

Elan generally manufactures its drug delivery products for licencees and distributors but does not usually engage in any direct sales of drug delivery products.

RAW MATERIALS AND PRODUCT SUPPLY

Raw materials and supplies are generally available in quantities adequate to meet the needs of Elan's business. However, Elan does not have dual sourcing or manufacturing for many of its raw materials or products. Elan is also dependent on third party manufacturers for most of the pharmaceutical products that Elan markets and for raw materials. An inability to obtain raw materials or product supply could have a material adverse impact on Elan's business, financial condition and results of operations.

During the year, supply constraints at third party manufacturing facilities adversely affected product revenue from Maxipime, Azactam, and also the portfolio of pain products ("Pain Portfolio") acquired from Roxane Laboratories Inc. ("Roxane"). Supplies of Maxipime and Azactam recovered during the fourth quarter of 2002.


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12
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Supply conditions related to the Pain Portfolio improved during the fourth quarter of 2002 and Elan continues to work closely with the supplier to resolve the supply issues that arose during 2002.

EMPLOYEES

On 31 December 2002, Elan had 3,623 employees worldwide, of whom 867 were engaged in research and development activities, 887 were engaged in manufacturing and supply activities, 1,259 were engaged in sales and marketing activities and the remainder worked in general and administrative areas. The number of employees has been reduced from approximately 4,700 employees in July 2002 as a result of the implementation of the recovery plan.

BUSINESS VENTURES

Since 1996, Elan has pursued collaborations with biotechnology, drug delivery and pharmaceutical companies in order to leverage Elan's drug delivery technologies and its proprietary neurological and oncology research, and to access complementary or synergistic research and development programmes in Elan's areas of expertise. Elan has historically referred to this programme in a number of ways, including as a joint venture programme, a business venture programme and a strategic licensing programme. For the purposes of these Consolidated Financial Statements, this programme will be referred to as the "business venture programme". Elan has not entered into any new business ventures under the business venture programme since mid-2001.

In 2002, as part of the recovery plan, Elan completed a review of its business venture portfolio to conserve cash and reflect the reduced scope of Elan's activities. As a result, it is Elan's intention to restructure or terminate substantially all of its business ventures with the aim of substantially reducing or eliminating future cash outlays by Elan. The restructuring process and any terms agreed have been the result of negotiations between Elan and the respective business venture parents. As such, the agreed terms arising from the restructuring process vary between different business venture relationships. Typically, as part of the termination of a business venture, the technologies contributed by the business venture parent and Elan are returned, the technology developed in the business venture is transferred to the business venture parent and/or Elan, and Elan transfers its interest in the business venture to the business venture parent in exchange for a continuing interest in the product or technology previously in the business venture, such as a royalty. There can be no assurance that all business venture relationships can be restructured or terminated on commercially reasonable terms, or at all. There were 55 business ventures in place prior to the announcement of the recovery plan on 31 July 2002. To date, Elan has formally restructured 36 business venture relationships.

As it is Elan's intention to restructure or terminate substantially all of its business venture relationships, the description of the business venture programme below is generally no longer applicable and is described in the past tense.

The business venture programme generally involved licensing drug delivery technologies and know-how, or pharmaceutical research and development assets, to a newly formed subsidiary (the "business venture") of an emerging biotechnology, drug delivery or pharmaceutical company (the "business venture parent") and the establishment of a joint development collaboration.

Contemporaneously with the licensing and collaborative transaction, Elan typically made an investment in the business venture. Investments in business ventures were in various forms. Prior to mid 1999, these investments were generally in the form of voting common stock. Subsequently, these investments were in the form of non-voting preferred stock convertible into common stock after a period of two years. Elan typically held an initial fully diluted equity interest of 19.9% in the business venture. Elan also typically made a contemporaneous investment in the business venture parent in the form of common equity and convertible/exchangeable preferred stock and/or convertible/ exchangeable debt. The convertible/exchangeable securities in the business venture parent were generally convertible, at Elan's option, into common equity of the business venture parent or exchangeable for up to 30.1% of the common equity in the business venture, potentially bringing Elan's fully diluted equity interest in the business venture up to 50%. In many transactions, if Elan chose to exchange the convertible/exchangeable securities in the business venture parent into common equity of the business venture, then it would be required to pay the business venture parent an amount equal to 30.1% of the cumulative operating funding of the business venture to the date of exchange such that Elan and the business venture parent would have shared equally (on a cumulative basis) in such funding. Elan sold certain of its investments in the business ventures and the business venture parents to EPIL II in June 2000 and to EPIL III in March 2001. EPIL II and EPIL III are securitisation entities and the investments are held by EPIL II and EPIL III as security for outstanding


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indebtedness issued by the entities. For additional information regarding these special purpose entities, please refer to Notes 16 and 33 to the Consolidated Financial Statements.

The business venture generally conducted research and development activities using its technologies and proprietary know-how in an agreed research field. Elan's partner, the business venture parent, principally managed the business venture. The technologies and proprietary know-how of the business venture were in-licensed by the business venture from Elan and the business venture parent. On formation, a number of contracts were entered into to govern the in-licensing of intellectual property assets to the business venture from Elan and the business venture parent.

Development of products and technologies for pharmaceutical applications involves risk. The nature of pharmaceutical development, with stringent regulatory constraints and guidelines designed to protect the health and safety of patients and those working with the products, means that development activities are costly and time consuming. Elan's portfolio of business ventures allowed it to diversify the risks associated with product development. Individual development programmes within the business ventures had varying degrees of success and failure. Elan and the business venture parent would typically work together using commercially reasonable efforts and their combined technical, regulatory and clinical expertise to increase the likelihood of success of the business ventures. This could lead to changes in the direction of a development programme, adding or substituting technologies or products and redirection of clinical programmes as deemed necessary.

The business venture, the business venture parent and Elan continually reviewed the progress of the research and development activities in the business venture. As part of this review, the parties could decide that it was not commercially or technically practical to continue to support the business venture.

Elan received and recorded initial revenue from the business ventures set out in the tables on pages 16 to 18 of $Nil, $172.5 million and $321.2 million for 2002, 2001 and 2000, respectively. Elan's initial investments in the business ventures and the business venture parents were $Nil, $229.2 million and $435.7 million for 2002, 2001 and 2000, respectively.

The business ventures typically had the following operational structure. The board of directors of a business venture was generally comprised of a majority of directors from the business venture parent and one director nominated by Elan. For a quorum, the presence of the Elan nominated director was required. The business plan required the approval of the board of directors of the business venture, including the Elan nominated director. This approval was subject to the directors' fiduciary duty to the business venture. The contracts of establishment provided for subsequent reviews, either annually or more frequently, of the business plan and required the continuing approval by the Elan nominated director. The business ventures also typically had a management committee and/or research and development committee. These committees generally provided for equal representation by Elan and the business venture parent. The committees had responsibility for day to day activities of the business venture and for the implementation of the business plan. At their inception, the business ventures typically had no funds after payment of the initial fee to Elan. The operating funding of the business venture was provided by the business venture parent and Elan, subject to the approval of both parties. Funding was generally utilised to pay for research and development activities. Typically, such subsequent financial support was provided in proportion to the respective fully diluted ownership of the business venture by the business venture parent and Elan (typically 80.1% and 19.9%, respectively). Elan expensed the subsequent funding it provided directly to the business venture. This was expensed within the interest and other expense line. Elan expensed $23.9 million, $24.6 million and $10.0 million of subsequent business venture funding in 2002, 2001 and 2000, respectively. If both Elan and the business venture parent agreed to provide subsequent financial support to the business venture through their ongoing approval of a business plan, then, if requested by the business venture parent, Elan was required to make additional investments in the business venture parent, typically in the form of convertible debt, in an amount equal to the business venture parent's proportion of such subsequent financial support, the proceeds of which the business venture parent was required to use to fund its proportion of the subsequent support of the business venture. This amount was recorded by Elan as a financial asset. Elan provided additional financing of $83.4 million, $92.2 million and $41.3 million to business venture parents in 2002, 2001 and 2000, respectively. As a consequence of the implementation of the recovery plan, Elan expects that the amount of additional financing it will provide to the business ventures and business venture parents in 2003 will be less than $10.0 million.

The business ventures incurred research and development expenditures of approximately $125 million, $125 million and $70 million in 2002, 2001 and 2000, respectively. While the business ventures and the business venture parents were generally responsible for ongoing


--------------------------------------------------------------------------------
14

--------------------------------------------------------------------------------

research and development activities, they could request that Elan conduct research and development on their behalf. If Elan undertook such work, the work was typically charged to the business venture at pre-determined rates, which were set to recover Elan's costs plus a mark-up. Elan received research revenue from the business ventures of $13.4 million, $15.0 million and $15.4 million in 2002, 2001 and 2000, respectively.

Investments in the business ventures and the business venture parents were made at fair value. The fair value of investments was typically initially determined by Elan using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities were assessed using methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flow models.

Subsequent to Elan's investment in a business venture and business venture parent, the values of the investments have been typically determined periodically, but not less frequently than yearly, by an independent financial institution using methodologies similar to those described above.

The tables on pages 16 to 18 set forth certain information regarding the 36 business ventures that were formed in 2001 and 2000. No new business ventures were formed in 2002. Of all of the business ventures formed since the commencement of the business venture programme in 1996, 55 were still in place prior to the announcement of the recovery plan on 31 July 2002. It is Elan's intention to restructure or terminate substantially all of its business ventures. To date Elan has formally restructured 36 business venture relationships.

Elan recognised exceptional charges in its profit and loss account for 2002 to reflect impairments to the Group's investment portfolio, including investments held by EPIL II and EPIL III. This includes impairment charges relating to investments in business ventures and business venture parent companies of $114.4 million and $880.0 million, respectively.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      15

OPERATING REVIEW
--------------------------------------------------------------------------------

BUSINESS VENTURES--2001
-------------------------------------------------------------------------------------------------------------------------
                                    AGGREGATE INITIAL
                                    AMOUNT INVESTED
                                    (IN BOTH BUSINESS                                                    INITIAL FEE
                                    VENTURE AND BUSINESS                                                 RECEIVED
BUSINESS VENTURE PARENT             VENTURE PARENT)         FIELD OF RESEARCH AND DEVELOPMENT            BY ELAN
------------------------------------------------------------------------------------------------------------------------
Allergy Therapeutics Ltd.           $20.7 million           Development of anti-histamine                $15.0 million
                                                            formulations
------------------------------------------------------------------------------------------------------------------------
Applied Genetics                    $19.0 million           Topical treatments of skin disease           $15.0 million
Incorporated Dermatics                                      including skin cancer
                                                            (Dimericine (Trade Mark) --liposomal T4N5)
------------------------------------------------------------------------------------------------------------------------
Beyond Genomics, Inc.               $15.0 million           Research into Alzheimer's disease and/or     $10.0 million
                                                            mild cognitive impairment
------------------------------------------------------------------------------------------------------------------------
CeNeS Limited                       $21.0 million           Treatment of pain                            $15.0 million
                                                            (morphine-6-glucuronide)
------------------------------------------------------------------------------------------------------------------------
ChemGenex                           $20.0 million           Treatment of cancer                          $15.0 million
Therapeutics, Inc.
------------------------------------------------------------------------------------------------------------------------
Cogent Neuroscience, Inc.           $17.5 million           Treatment of central nervous system          $12.5 million
                                                            ("CNS") diseases
------------------------------------------------------------------------------------------------------------------------
Curis, Inc.                         $19.0 million           Treatment of neurological disorders          $15.0 million
------------------------------------------------------------------------------------------------------------------------
eNOS Pharmaceuticals, Inc.          $17.0 million           Treatment of neurological and                $15.0 million
                                                            cardiovascular diseases in
                                                            non-hypercholesterolemic humans
                                                            (EN-110)
------------------------------------------------------------------------------------------------------------------------
GlycoGenesys, Inc.                  $20.0 million           Treatment of cancer (GCS-100, formerly       $15.0 million
                                                            known as GBC-590)
------------------------------------------------------------------------------------------------------------------------
Inex Pharmaceuticals Corporation    $20.0 million           Treatment of cancer (VSLI (Trade Mark) )     $15.0 million
Lipocine Inc.                       $20.0 million           Oral hormone replacement therapy             $15.0 million
                                                            combination product
------------------------------------------------------------------------------------------------------------------------
Nobex Corporation                   $20.0 million           Treatment of post-menopausal                 $15.0 million
                                                            osteoporosis or Paget's disease
                                                            (Oratonin (Trade Mark) )
------------------------------------------------------------------------------------------------------------------------
Total                               $229.2 million                                                       $172.5 million
------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
16

--------------------------------------------------------------------------------

BUSINESS VENTURES--2000
------------------------------------------------------------------------------------------------------------------------
                                           AGGREGATE INITIAL
                                           AMOUNT INVESTED
                                           (IN BOTH BUSINESS                                            INITIAL FEE
                                           VENTURE AND BUSINESS                                         RECEIVED
BUSINESS VENTURE PARENT                    VENTURE PARENT)        FIELD OF RESEARCH AND DEVELOPMENT     BY ELAN
------------------------------------------------------------------------------------------------------------------------
Acusphere, Inc.(1)(2)                      $22.5 million          Pulmonary delivery of therapeutics    $15.0 million
                                                                  (compound not disclosed)
------------------------------------------------------------------------------------------------------------------------
Altea Genomics, Inc.(1)(2)                 $12.0 million          Transcutaneous delivery of            $10.0 million
                                                                  gene-based products including
                                                                  DNA vaccines
------------------------------------------------------------------------------------------------------------------------
Aquacap Pharmaceuticals Inc.(1)(2)         $12.0 million          Development and manufacture of        $10.0 million
                                                                  soft-gel therapeutic compounds
------------------------------------------------------------------------------------------------------------------------
Ardent Pharmaceuticals, Inc.(1)            $20.0 million          Treatment of pain (morphine)          $15.0 million
------------------------------------------------------------------------------------------------------------------------
Atrix Laboratories, Inc.(1)                $20.0 million          Treatment of pain and                 $15.0 million
                                                                  cancer-associated symptoms
                                                                  (fentanyl and an anti-emetic)
------------------------------------------------------------------------------------------------------------------------
Cogent Neuroscience, Inc.(1)(2)            $20.0 million          Gene-based products for               $15.0 million
                                                                  treatment of disorders resulting
                                                                  from cellular pathologies
                                                                  induced by genetic disease (such
                                                                  as Huntington's disease)
------------------------------------------------------------------------------------------------------------------------
Cytokine Pharmasciences, Inc.(1)(2)        $20.0 million          Indications of CNI-1493, except       $15.0 million
                                                                  infectious diseases
------------------------------------------------------------------------------------------------------------------------
Delsys Pharmaceutical Corporation(1)(3)    $18.8 million          Manufacture of therapeutic            $12.5 million
("Delsys")                                                        agents using Accudep (Trade
                                                                  Mark) deposition technology
------------------------------------------------------------------------------------------------------------------------
Digital Gene Technologies, Inc.(1)         $41.2 million          Identify and develop drug             $31.2 million
                                                                  targets and therapeutics for the
                                                                  treatment of Alzheimer's disease
                                                                  and Parkinson's disease and also
                                                                  to develop novel mechanisms for
                                                                  drug delivery
------------------------------------------------------------------------------------------------------------------------
Elite Pharmaceuticals, Inc.(1) (2)         $20.0 million          Treatment of pain and neurology       $15.0 million
                                                                  (two undisclosed compounds)
------------------------------------------------------------------------------------------------------------------------
FeRx Incorporated(1)(2)                    $20.6 million          Treatment of cancer (MTC-DOX          $15.6 million
                                                                  (Trade Mark))
------------------------------------------------------------------------------------------------------------------------
Generex Biotechnology Corporation(1)       $20.0 million          Treatment of pain (buccal             $15.0 million
                                                                  morphine)
------------------------------------------------------------------------------------------------------------------------
Idun Pharmaceuticals, Inc.                 $25.0 million          Treatment, inhibition or              $15.0 million
                                                                  prevention of apoptosis (cell
                                                                  death) following stroke
------------------------------------------------------------------------------------------------------------------------

(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.

(2) Investment held by EPIL III was disposed of on 29 June 2002.

(3) In September 2001, Elan acquired Delsys.




--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      17

OPERATING REVIEW
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
BUSINESS VENTURES--2000 (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
                                          AGGREGATE INITIAL
                                          AMOUNT INVESTED
                                          (IN BOTH BUSINESS                                                    INITIAL FEE
                                          VENTURE AND BUSINESS                                                 RECEIVED
BUSINESS VENTURE PARENT                   VENTURE PARENT)         FIELD OF RESEARCH AND DEVELOPMENT            BY ELAN
-------------------------------------------------------------------------------------------------------------------------------
ImaRx Therapeutics, Inc.(1)(2)            $12.0 million           Treatment of cancer                          $10.0 million
-------------------------------------------------------------------------------------------------------------------------------
Incara Pharmaceuticals Corporation(1)     $19.0 million           Treatment of gastro-intestinal disease       $15.0 million
                                                                  including ulcerative colitis and Crohn's
                                                                  disease (Deligoparin sodium--ultra low
                                                                  molecular weight heparin)
-------------------------------------------------------------------------------------------------------------------------------
Ingredient Innovations                    $12.0 million           Nutraceutical products                       $10.0 million
International Company(1)(2)
-------------------------------------------------------------------------------------------------------------------------------
Lyotropic Therapeutics, Inc.(1)(2)        $19.0 million           Undisclosed compound                         $15.0 million
-------------------------------------------------------------------------------------------------------------------------------
Neurome, Inc.(1)(2)                       $13.3 million           Research into neuronal cell death arising    $9.9 million
                                                                  from amyloid deposition
-------------------------------------------------------------------------------------------------------------------------------
NewBiotics Inc.(1)(2)                     $21.0 million           Treatment of cancer (NB                      $9.0 million
                                                                  1011/Thymectacin (Trade Mark) )
-------------------------------------------------------------------------------------------------------------------------------
RxKinetix, Inc.(1)                        $12.5 million           Prevention and treatment of oral             $10.0 million
                                                                  mucositis, a condition associated with
                                                                  cancer therapy
-------------------------------------------------------------------------------------------------------------------------------
Targeted Molecules                        $12.0 million           Develop platform drug delivery               $10.0 million
Corporation(1)(2)                                                 technologies and drug products for the
                                                                  treatment of cancer
-------------------------------------------------------------------------------------------------------------------------------
VectraMed, Inc.(1)                        $12.5 million           Treatment of cancer                          $10.0 million
-------------------------------------------------------------------------------------------------------------------------------
Verion Incorporated(1)                    $12.0 million           Platform drug delivery technology            $10.0 million
                                                                  development
-------------------------------------------------------------------------------------------------------------------------------
Zealand Pharmaceuticals A/S               $18.3 million           Administration of a GLP-1 analogue for       $13.0 million
                                                                  the treatment and/or amelioration of
                                                                  diabetes
-------------------------------------------------------------------------------------------------------------------------------
 Total                                    $435.7 million                                                       $321.2 million
-------------------------------------------------------------------------------------------------------------------------------

(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.

(2) Investment held by EPIL III was disposed of on 29 June 2002.


--------------------------------------------------------------------------------
18

--------------------------------------------------------------------------------

PRINCIPAL PROPERTIES

The following table lists the location, use, size and ownership interest of Elan's principal properties.

--------------------------------------------------------------------------------------------------------------------------------
LOCATION                                   USE                                                 SIZE                  OWNERSHIP
--------------------------------------------------------------------------------------------------------------------------------
Dublin, Ireland                            Corporate administration                            21,600 Sq. Ft.        Leased
--------------------------------------------------------------------------------------------------------------------------------
Athlone, Ireland                           Research and development, manufacturing and         421,300 Sq. Ft.       Owned
                                           administration
--------------------------------------------------------------------------------------------------------------------------------
San Diego, California, United States       Product development, sales and administration       274,800 Sq. Ft.       Owned
--------------------------------------------------------------------------------------------------------------------------------
South San Francisco, California,           Research and development and administration         255,000 Sq. Ft.       Leased
United States
--------------------------------------------------------------------------------------------------------------------------------
Pomezia, Italy                             Manufacturing, sales and administration             205,200 Sq. Ft.       Owned
--------------------------------------------------------------------------------------------------------------------------------
Princeton, New Jersey, United States       Research and development, sales and                 87,000 Sq. Ft.        Leased
                                           administration
--------------------------------------------------------------------------------------------------------------------------------
Gainesville, Georgia,                      Manufacturing and administration                    71,200 Sq. Ft.        Owned
United States
--------------------------------------------------------------------------------------------------------------------------------
King of Prussia, Pennsylvania,             Research and development, sales and                 47,000 Sq. Ft.        Leased
United States                              administration
--------------------------------------------------------------------------------------------------------------------------------
Stevenage, United Kingdom                  Product development, sales and administration       35,800 Sq. Ft.        Leased
--------------------------------------------------------------------------------------------------------------------------------


PRINCIPAL PROPERTIES

Elan considers that its properties are in good operating condition and that its machinery and equipment has been well maintained. Facilities for the manufacture of products are suitable for their intended purposes and have capacities and projected capacities adequate for current and projected needs. As part of the recovery plan, Elan expects that some of the above properties will be disposed of, including those in Gainesville, King of Prussia and Pomezia. Elan has decided to close its Princeton facility.

For additional information, please refer to Note 12 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings, plant and equipment, Note 24 to the Consolidated Financial Statements, which discloses future minimum rental commitments, capital commitments for the purchase of property, plant and equipment and dispositions of plant and equipment, and "Financial Review--Capital Expenditure and Investment", which discloses Elan's capital expenditures.



--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        19

OPERATING REVIEW
--------------------------------------------------------------------------------

CORE ELAN

Core Elan is comprised of pharmaceutical commercial activities and biopharmaceutical research and development activities. Elan may divest businesses and assets within Core Elan as part of its recovery plan.

PHARMACEUTICALS--KEY MARKETED PRODUCTS

The following table lists the therapeutic area, trademark, compound and indication for each of Elan's key marketed products.

---------------------------------------------------------------------------------------------------------------
THERAPEUTIC AREA            TRADEMARK          COMPOUND                        INDICATION
---------------------------------------------------------------------------------------------------------------
Neurology                   Zonegran           Zonisamide                      Epilepsy
---------------------------------------------------------------------------------------------------------------
Pain Management             Myobloc            Botulinum toxin type B          Cervical dystonia
                            -----------------------------------------------------------------------------------
                            Roxicodone         Oxycodone hydrochloride         Severe pain
                            -----------------------------------------------------------------------------------
                            Frova              Frovatriptan succinate          Migraine
---------------------------------------------------------------------------------------------------------------
Infectious Diseases         Maxipime           Cefepime hydrochloride          Life-threatening infections
                            -----------------------------------------------------------------------------------
                            Azactam            Aztreonam                       Pneumonia, post-surgical
                                                                               infections and septicemia
---------------------------------------------------------------------------------------------------------------

COMMERCIAL--AMERICAS

Pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management and infectious diseases.

Product revenue from Elan's main product lines, including divested products, increased by 6% to $650.6 million for 2002 from $612.1 million for 2001. Divested products are products which have been sold or which are subject to an agreement to divest.

Please refer to the Financial Review for further information on product revenue.

Neurology/Pain Management

CNS diseases are classified into two types: neurological, which includes AD, MS, Parkinson's disease and epilepsy; and psychiatric disorders, which includes depression, anxiety disorders and schizophrenia. Elan's focus on CNS diseases is concentrated on neurological conditions and currently encompasses AD, epilepsy, MS and muscle spasticity.

PAIN PORTFOLIO

In September 2001, Elan acquired the Pain Portfolio from Roxane. These products are marketed in the United States. The portfolio of products includes Roxicodone and Oramorph. Elan's revenue from the Pain Portfolio for 2002 amounted to $59.8 million.

ZONEGRAN

Elan licensed Zonegran for the United States and Europe from Dainippon. Zonegran was launched in the United States in May 2000 as an adjunctive therapy in the treatment of partial epileptic seizures in adults. In 2002, Zonegran generated 0.4 million prescriptions, an increase of 107%, making it the third fastest growing anti-epileptic drug in the United States2. U.S. revenue for Zonegran for 2002 amounted to $43.1 million. Zonegran has been marketed by Dainippon in Japan since 1989. A European MAA filing for Zonegran for use as an adjunctive therapy in partial seizures is anticipated prior to the end of 2003. In August 2003, Elan received approval from the FDA to market two new lower dosage strengths, 25 mg and 50 mg. of Zonegran in addition to the original
100 mg capsule.

The following table sets forth Elan's aggregate U.S. revenue from its main product lines by therapeutic area.

--------------------------------------------------------------------------------
                                              2002                        2001
                                                $M                          $M
--------------------------------------------------------------------------------
Neurology/Pain Management                    426.2                       345.6
--------------------------------------------------------------------------------
Infectious Diseases                          176.8                       204.7
--------------------------------------------------------------------------------
Dermatology                                   47.6                        61.8
--------------------------------------------------------------------------------
                                             650.6                       612.1
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
20

--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
U.S. NEUROLOGY/PAIN MANAGEMENT PRODUCT REVENUE
                                                            2002          2001
                                                              $M            $M
--------------------------------------------------------------------------------
Total Neurology/Pain Management                            426.2         345.6
--------------------------------------------------------------------------------
RETAINED PRODUCTS(1)
--------------------------------------------------------------------------------
Pain Portfolio(2)                                           59.8          15.4
--------------------------------------------------------------------------------
Zonegran                                                    43.1          37.8
--------------------------------------------------------------------------------
Myobloc                                                     17.5          10.5
--------------------------------------------------------------------------------
Frova(3)                                                    11.2            --
--------------------------------------------------------------------------------
Zanaflex                                                    56.8         161.7
--------------------------------------------------------------------------------
DIVESTED PRODUCTS(4)
--------------------------------------------------------------------------------
Skelaxin                                                   145.3         117.9
--------------------------------------------------------------------------------
Sonata(5)                                                   92.5           2.3
--------------------------------------------------------------------------------

(1) Products described as "Retained Products" include products or businesses not divested and not subject to divestment agreements. Elan may divest such products as part of its recovery plan.

(2) Acquired from Roxane in September 2001.

(3) Launched in the United States in May 2002.

(4) Products described as "Divested Products" include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.

(5) Assumed responsibility for U.S. marketing in December 2001.


MYOBLOC

Myobloc (Neurobloc in Europe) was developed by Elan. It is a sterile liquid formulation of a purified neurotoxin that acts at the neuromuscular junction to produce flaccid paralysis. Myobloc was approved by the FDA for the treatment of patients with cervical dystonia to reduce the severity of abnormal head position and neck pain. Myobloc was launched in the United States in December 2000 and Neurobloc was launched in the EU in March 2001. U.S. revenue for Myobloc amounted to $17.5 million for 2002.

FROVA

Elan licensed exclusive North American sales and distribution rights for Frova in October 1998 from Vernalis Group, plc. Frova is a 5HT1B/1D agonist used as an anti-migraine therapy. In November 2001, the FDA approved Frova for the acute treatment of migraine. In March 2002, Elan and UCB Pharma, Inc. ("UCB") entered into an agreement to co-promote Frova. The companies launched Frova during the second quarter of 2002. Elan markets Frova, pursuant to its co-promotion agreement with UCB. Elan's revenue from Frova for 2002 amounted to $11.2 million.

ZANAFLEX

In June 2002, Elan announced that Eon received FDA approval to market a generic alternative for Zanaflex. A number of other generic applications for Zanaflex have since received approval from the FDA. Zanaflex represented approximately 4% and 5% of Elan's total revenue and product revenue, respectively, in 2002. Arising from the approval of generic alternatives for Zanaflex, Elan has experienced a significant decline in the sales and profitability of this product. Zanaflex revenue decreased to $56.8 million for 2002 compared to $161.7 million for 2001. This significant decline is expected to continue in 2003. For example, product revenue from Zanaflex was $0.8 million for the first quarter of 2003 compared to $53.7 million for the first quarter of 2002.

Skelaxin

Elan acquired Skelaxin through its acquisition of GWC Health, Inc. ("Carnrick") in 1998. Skelaxin is approved by the FDA as an adjunctive treatment for the relief of discomfort associated with acute, painful musculoskeletal conditions. U.S. revenue for Skelaxin increased by 23% to $145.3 million for 2002 from $117.9 million for 2001. On 12 June 2003, Elan sold Skelaxin to King as part of the disposition of Elan's primary care franchise.

Sonata

In December 2001, Elan entered into a strategic alliance with Wyeth pursuant to which Elan assumed responsibility for the U.S. marketing of Sonata, a non-benzodiazepine hypnotic for the treatment of sleep disorders, which was launched by Wyeth in 1999. Elan's revenue from Sonata was $92.5 million for 2002. On 12 June 2003, Elan sold Sonata to King as part of the disposition of Elan's primary care franchise.

Infectious Diseases

Major segments in the infectious diseases market include respiratory infections, hospital-acquired bacterial infections and fungal infections.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        21

OPERATING REVIEW
--------------------------------------------------------------------------------


U.S. INFECTIOUS DISEASES PRODUCT REVENUE
--------------------------------------------------------------------------------
                                                             2002        2001
                                                               $M          $M
--------------------------------------------------------------------------------
Total Infectious Diseases                                   176.8       204.7
--------------------------------------------------------------------------------
RETAINED PRODUCTS(1)
--------------------------------------------------------------------------------
Maxipime                                                     79.2        86.3
--------------------------------------------------------------------------------
Azactam                                                      33.0        46.4
--------------------------------------------------------------------------------
DIVESTED PRODUCTS(2)
--------------------------------------------------------------------------------
Abelcet(3)                                                   64.6        72.0
--------------------------------------------------------------------------------

(1) Products described as "Retained Products" include products or businesses not divested and not subject to divestment agreements. Elan may divest such products as part of its recovery plan.

(2) Products described as "Divested Products" include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.

(3) Divested in November 2002 to Enzon.

U.S. revenue from Elan's key products within the infectious diseases therapeutic area decreased by 14% to $176.8 million for 2002 compared to $204.7 million for 2001.

MAXIPIME

Elan licensed the U.S. marketing rights to Maxipime from Bristol-Myers Squibb Company ("Bristol-Myers"). Maxipime is a fourth-generation injectable cephalosporin antibiotic used to treat patients with life-threatening infections. Pulmonologists, infectious disease specialists, internal medicine physicians, hematologists and oncologists prescribe Maxipime for patients with severe hospital-based respiratory and non-respiratory conditions such as pneumonia, urinary tract infection and febrile neutropenia. An important attribute of Maxipime is its broad spectrum of activity, including activity against many pathogens resistant to other antibiotics. U.S. revenue for Maxipime decreased by 8% to $79.2 million for 2002 from $86.3 million for 2001. This decrease was due to short term supply issues, which have since been resolved, together with a change in Elan's discounting strategy, which resulted in reduced wholesaler inventories.

AZACTAM

Elan licensed the U.S. marketing rights to this injectable product from Bristol-Myers. Azactam is a monobactam and is principally used by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. U.S. revenue for Azactam decreased by 29% to $33.0 million for 2002 from $46.4 million for 2001. Sales of Azactam were impacted by short-term supply issues, which have since been resolved, and generic competitors in its product class.

ABELCET

Elan acquired Abelcet when it acquired The Liposome Company, Inc. ("Liposome") in May 2000. Abelcet, which is an amphotericin B lipid complex, is used for the treatment of systemic fungal infections. These infections mainly occur in immuno-compromised patients such as those undergoing cancer chemotherapy. Elan recorded U.S. revenue for Abelcet of $64.6 million for 2002, a decrease of 10% from $72.0 million for 2001.

On 22 November 2002, Elan announced the completion of the sale of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, to Enzon. Elan retains its existing rights to market Abelcet in territories outside of the United States, Canada and Japan.

Dermatology

In June 2002, Elan elected not to exercise its option to acquire certain dermatology products from GSK, thereby eliminating future product payments of approximately $180 million. This resulted in rights to these products reverting to GSK at the end of 2002. Elan will receive no revenues from these products in 2003 and beyond.

Most of Elan's dermatology sales force was transferred to either GSK or Taro Pharmaceuticals USA, Inc.

COMMERCIAL--NON-U.S.

Elan has a hospital specialty presence in all the major European markets. A network of distributors in the smaller European markets is being expanded. Product revenue from Elan's non-U.S. business increased 14% for 2002 to $104.7 million from $91.6 million for 2001.




During 2002 Elan restructured its non-U.S. business to focus on the requirements of its product pipeline. All primary care businesses were divested or rationalised. This effort included restructuring in the United Kingdom, Ireland and Spain.


--------------------------------------------------------------------------------
22

--------------------------------------------------------------------------------


BIOPHARMACEUTICAL RESEARCH AND DEVELOPMENT--KEY PRODUCT PIPELINE

The following table lists the therapeutic area, indication and status for each of Elan's key research and development products.

--------------------------------------------------------------------------------------------------------------------------------
THERAPEUTIC AREA     PRODUCT                          INDICATION                  STATUS
--------------------------------------------------------------------------------------------------------------------------------
Neurology/           Antegren (natalizumab)           MS and Crohn's disease      Phase III enrolment complete. Studies ongoing.
Autoimmune                                                                        Collaboration with Biogen
--------------------------------------------------------------------------------------------------------------------------------
Pain management      Prialt (ziconotide)              Severe chronic pain and     Additional Phase III trial initiated in 2002
                                                      neuropathic pain

                     ELN-154088                       Pain                        Phase I/Phase II studies initiated in 2002
--------------------------------------------------------------------------------------------------------------------------------
Neurology/Pain       Zonegran (zonisamide)            Migraine                    Phase II trial ongoing
--------------------------------------------------------------------------------------------------------------------------------
Neurology            Myobloc (botulinum toxin         Various                     A variety of studies are ongoing
                     type B)

                     Immunotherapeutics               Alzheimer's disease         Preclinical collaboration with Wyeth

                     Inhibitors of beta secretase     Alzheimer's disease         Discovery collaboration with Pfizer (formerly
                                                                                  Pharmacia)
--------------------------------------------------------------------------------------------------------------------------------
Autoimmune           Cell trafficking                 MS                          Preclinical internal programme
--------------------------------------------------------------------------------------------------------------------------------


Elan's key brands during 2002 in its non-U.S. business were Abelcet, Myocet, Neurobloc and Zanaflex. Actiq was divested during the year.

RESEARCH AND DEVELOPMENT

Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases.

Elan is a proven leader in the advancement and understanding of AD. Other neurology research and development efforts include work in the areas of Parkinson's disease, MS and epilepsy. In autoimmune and pain management, Elan has late-stage development efforts with Antegren and Prialt and an ongoing commitment to continued research in these areas.

ANTEGREN

Antegren is a humanised monoclonal antibody for use in inflammatory conditions such as MS and Crohn's disease. Antegren is the first alpha 4 integrin antagonist in a new class of potential therapeutics known as Selective Adhesion Molecule ("SAM") inhibitors. Antegren blocks the adhesion of leukocytes (primarily lymphocytes) to blood vessel walls and thus interrupts the subsequent migration of lymphocytes into tissues where, in autoimmune diseases such as MS and Crohn's disease, these cells mediate an inappropriate immune response against normal tissue.

In August 2000, Elan signed a development and marketing collaboration agreement with Biogen under which Elan and Biogen are collaborating in the development, manufacture and commercialisation of Antegren. Under the terms of the agreement, Elan and Biogen share costs for ongoing development activities. In 2000, Biogen paid a one-time, non-refundable license fee of $15.0 million to Elan. In 2001 and 2002, Biogen paid $16.0 million and $7.0 million, respectively, to Elan for the achievement of certain milestones in those years. Biogen is obligated to pay Elan additional amounts upon the completion of certain future milestones. If all future milestones were achieved, Biogen would be required to pay up to an additional $14.0 million over the remaining life of the agreement.

Crohn's disease is a chronic inflammatory relapsing-remitting disease of the gastrointestinal tract, commonly affecting both men and women, usually as young adults. The disease can cause diarrhoea, abdominal pain, fever, and, at times, rectal bleeding, as well as loss of appetite and subsequent weight loss. Crohn's disease can result in frequent hospitalisations for patients and may necessitate surgery.

MS is a disorder involving repeated episodes of inflammation of nervous tissue in the CNS. This inflammation destroys the myelin sheath or covering of the nerve cells, leaving multiple areas of scar tissue. The exact cause of the inflammation associated with MS is unknown.




In January 2003, Antegren was the focus of two separate publications in the New England Journal of Medicine ("NEJM"). The publications describe Antegren Phase II clinical study data in Crohn's disease and in MS. The first NEJM publication of an investigational study in Crohn's disease showed promising results on disease remission and improved quality of life for patients. The clinical remission data indicate a maximal response rate of up to 71% where 44% of Antegren treated patients achieved clinical remission. The MS study results published in the second


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        23

OPERATING REVIEW
--------------------------------------------------------------------------------

NEJM article indicate that Antegren treatment reduced new inflammatory brain lesions by up to 93% and produced a reduction of approximately 50% in the number of patients experiencing relapses for patients with relapsing forms of MS.

Based on the findings in Phase II, Elan and Biogen are conducting four Phase III trials to evaluate the safety and efficacy of Antegren in both Crohn's disease and MS. ENACT-1 (Evaluation of Natalizumab in Active Crohn's Disease Trial -- 1), the largest ever study in Crohn's disease conducted to date, is fully enrolled with more than 900 patients. This trial evaluated clinical response and ability to induce remission. On 24 July 2003, Elan and Biogen announced that the trial did not meet the primary endpoint of "response", as defined by a 70-point decrease in the Crohn's Disease Activity Index ("CDAI") at week 10. For additional information on this trial, please refer to Note 29 to the Consolidated Financial Statements. ENACT-2 (Evaluation of Natalizumab As Continuous Therapy -- 2) will evaluate the duration of effect. ENACT-2 is also fully enrolled. The two MS trials are both fully enrolled. These trials will evaluate natalizumab in patients with relapsing-remitting forms of the disease. AFFIRM (natalizumab safety and efficacy in relapsing-remitting MS) will evaluate the ability of natalizumab to slow the rate of disability in MS and reduce the rate of clinical relapses. SENTINEL (safety and efficacy of natalizumab in combination with Avonex in patients with relapsing-remitting MS) will determine if the combination of natalizumab and Avonex is more effective than treatment with Avonex alone in slowing the rate of disability and reducing the rate of clinical relapses.

Elan believes that Antegren will provide a meaningful advance for patients with these debilitating diseases.

PRIALT

Prialt is a new type of analgesic in development for the treatment of severe chronic pain in cancer and AIDS patients, and neuropathic pain resulting from head injuries or stroke. In June 2000, Elan announced that it had received an approvable letter from the FDA for Prialt. In January 2002, Elan announced that it had agreed with the FDA to conduct an additional Phase III clinical trial. The final Phase III trial for Prialt is currently recruiting patients. Elan expects to file an NDA in the first quarter of 2004. An MAA has recently been filed for Europe. The FDA has granted approval for a treatment IND programme.

ZONEGRAN

Zonegran is indicated as an adjunctive therapy for partial epileptic seizures. However, the class of drugs of which Zonegran is a part has been proven to be effective in other diseases of the CNS such as mania, migraine and neuropathic pain. Elan is currently exploring these indications to expand the product's use. In addition, Elan plans to file an MAA for Zonegran later this year.

ELAN'S AD PROGRAMMES

AD is a degenerative brain disorder that primarily affects older persons. AD can begin with forgetfulness, can progress into more advanced symptoms, including confusion, language disturbances, personality and behaviour changes, and impaired judgement, and can ultimately lead to profound dementia. Patients eventually are unable to care for themselves and often require institutionalisation or professional care in the home setting. One of the key pathological features of AD is the presence of beta-amyloid containing plaque lesions in the brain tissue of affected patients. Many scientists working in AD research believe that the beta-amyloid peptide (the building block of plaque) is causative of the disease.

Approximately four million people in the United States presently have AD, according to the Alzheimer's Association. Most of these people are over age 65 and almost half of all Americans over age 85 are thought to have AD.

Elan currently has one of the largest research efforts dedicated to developing pathology-based approaches to the treatment of AD. Elan scientists have researched approaches to the prevention and treatment of AD since 1987. These research advances have been discussed in distinguished scientific publications, such as Nature, and by scientific organisations such as the American Academy of Neurology.

Elan's extensive knowledge on the processes of beta-amyloid peptide formation has led to new disease targets and the development of one of the first animal models of the disease. As a result of this work, Elan has developed several new therapeutic approaches for the treatment of AD, including an immunotherapeutic approach targeting the beta-amyloid peptide. In March 2000, a research and development alliance between Elan and Wyeth, a leader in biopharmaceutical research and development, was formed to leverage the early preclinical research demonstrating that AN-1792 reduced and prevented the development of amyloid plaque in mice, and to discover and develop additional products within the immunotherapeutic approach.

Elan and Wyeth have formed one of the broadest research alliances in the pharmaceutical industry to develop


--------------------------------------------------------------------------------
24

--------------------------------------------------------------------------------

immunotherapeutic approaches to treat and prevent AD. We are making significant progress in the Alzheimer's immunotherapy programme and expect to file two INDs from this programme within the next 15 months. These INDs include the previously announced monoclonal antibody programme, as well as a novel immunotherapeutic Abeta peptide conjugate. Elan and Wyeth are leveraging the innovative conjugate technology that Wyeth uses in some of its other products.

The novel immunotherapeutic approach to treating AD was highlighted in 2002 in two publications in Nature Medicine. In one of these papers, an independent group of investigators at the University of Zurich studied a subset of patients in the Phase IIA study of AN-1792 carried out by Elan and Wyeth (in which dosing was suspended early in 2002 following reports of inflammation within the CNS). The authors concluded that most of the patients developed antibodies against beta-amyloid, which is a critical step in plaque clearance. The investigators found that the antibodies in the cerebrospinal fluid had unique specificity for the targeted pathogenic structures containing beta amyloid. In another independent study from the University of Toronto, the study authors demonstrated in transgenic mice that the relevant and beneficial immune response to beta-amyloid can safely be directed to the amino terminus of that peptide. According to the editorial in Nature Medicine, these two new studies raise the possibility that a modified immunotherapeutic approach may effectively counteract AD.

The following table lists the licencee, compound and indication for the main currently marketed products developed by Elan's drug delivery businesses(1):

-------------------------------------------------------------------------------------------------------------------
PRODUCT                      LICENCEE                           COMPOUND               INDICATION
-------------------------------------------------------------------------------------------------------------------
AFEDitab                     Watson                             Nifedipine             Hypertension
-------------------------------------------------------------------------------------------------------------------
Avinza                       Ligand                             Morphine sulfate       Moderate to severe pain
-------------------------------------------------------------------------------------------------------------------
CardizemTM CD                Aventis Pharmaceuticals Inc.       Diltiazem              Hypertension and angina
-------------------------------------------------------------------------------------------------------------------
EMEND                        Merck & Co., Inc.                  Aprepitant             Anti-nauseant
-------------------------------------------------------------------------------------------------------------------
Herbesser SR                 Tanabe Seiyaku Company             Diltiazem              Hypertension and angina
                             Ltd.
-------------------------------------------------------------------------------------------------------------------
RapamuneTM                   Wyeth                              Rapamycin              Immunosuppressant
-------------------------------------------------------------------------------------------------------------------
Ritalin LA                   Novartis Pharmaceuticals           Methylphenidate        Attention Deficit
                             Corporation                                               Hyperactivity Disorder
-------------------------------------------------------------------------------------------------------------------
Theodur                      Mitsubishi Pharma                  Theophylline           Asthma and chronic
                             Corporation                                               bronchitis
-------------------------------------------------------------------------------------------------------------------
Verelan and Verelan PM       Schwarz Pharma, Inc.               Verapamil              Hypertension
-------------------------------------------------------------------------------------------------------------------

(1) The licences related to a number of the products in the table above may transfer with some of the businesses being divested.

A report published in March 2003 in Nature Medicine summarises the neuropathology of one patient with AD who participated in the Phase I study using AN-1792. The paper provides the first evidence that the immune response generated against the Abeta peptide can elicit clearance of Abeta plaques in humans. The report also identifies the accumulation of inflammatory cells as the likely cause of the CNS inflammation seen in approximately 6% of patients. The accompanying editorial from Dr Brad Hyman's group, which weighs the potential risks and benefits of AN-1792, commenting on the potential of the immunotherapeutic approach, states that "These data suggest an astonishingly powerful effect of the vaccination."

In a separate and independent approach to AD, Elan has also been collaborating with Pfizer (formerly Pharmacia) since August 2000, focusing on the discovery of inhibitors of beta secretase, an enzyme associated with the development of the beta-amyloid peptide. Beta secretase inhibition is considered by many in the field of AD research to be the premier target for a potential disease modifying treatment for AD.

ELAN ENTERPRISES

Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Elan Enterprises is seeking to dispose of many of these businesses and assets.

Prior to July 2002, Elan conducted its business through two primary

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        25

OPERATING REVIEW
--------------------------------------------------------------------------------

The following table lists Elan's main drug delivery businesses.

--------------------------------------------------------------------------------------------------------------------------
LOCATION                                              PRIMARY TECHNOLOGY/BUSINESS FOCUS
--------------------------------------------------------------------------------------------------------------------------
Gainesville, Georgia, United States                   Oral Controlled-Release Technology and Controlled Substance Products
--------------------------------------------------------------------------------------------------------------------------
King of Prussia, Pennsylvania, United States          NanoCrystal Technology
--------------------------------------------------------------------------------------------------------------------------
Princeton, New Jersey, United States(1)               Liposomal Technology
--------------------------------------------------------------------------------------------------------------------------
Yavne, Israel(1)                                      Device Technologies
--------------------------------------------------------------------------------------------------------------------------

(1) Business to be closed.

business units: Biopharmaceuticals and Drug Delivery. As part of the recovery plan, the drug delivery businesses have been included within Elan Enterprises. Elan plans to dispose of most of its drug delivery businesses during 2003.

Elan's drug delivery businesses engage in the development and commercialisation of pharmaceutical products for clients through the application of drug delivery technologies. Drug delivery technologies can improve the performance of existing marketed drugs or drugs under development and can improve the efficacy of research and development processes.

The business venture programme has been included within Elan Enterprises. For additional information on the business venture programme, please refer to pages 13 to 18 of this Annual Report and Form 20-F. Additionally, Elan Enterprises includes Elan's manufacturing facilities in Italy and Switzerland.

Elan Enterprises included a transdermal technology business located in Miramar, Florida, United States. This business was sold to Nitto Americas in July 2003.

Elan Enterprises also included an oral controlled-release and pulmonary technologies business located in Nottingham, United Kingdom. This business was sold to a company managed by former employees of the business in July 2003.

Additionally, Elan Enterprises included Elan's two diagnostic businesses. On 31 December 2002, Elan sold its approximate 80% stockholding in Athena Diagnostics to Behrman. On 29 April 2003, Elan completed the sale of the assets of Elan Diagnostics, Inc. ("Elan Diagnostics") to Novitron International, Inc.


--------------------------------------------------------------------------------
26

FINANCIAL REVIEW
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
This financial review discusses Elan's financial performance as prepared under Irish GAAP with an overview of its results presented in accordance with U.S. GAAP on pages 55 to 58 of this Annual Report and Form 20-F. The reconciliation of Elan's performance under Irish GAAP to U.S. GAAP is set out on page 159. As described in Note 33 to the Consolidated Financial Statements, Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001. This restatement does not affect the Irish GAAP financial data contained in this Annual Report and Form 20-F.

INTRODUCTION

This financial review primarily discusses:

o   Company acquisitions (page 27);

o   Critical accounting policies (pages 27-29);

o   Segmental analysis (pages 29-30);

o The results of operations for the year ended 31 December 2002 compared to the year ended 31 December 2001 (pages 30-42);

o The results of operations for the year ended 31 December 2001 compared to the year ended 31 December 2000 (pages 30, 42-49);

o   Risk-sharing arrangements (pages 49-51); and

o Elan's financial position, including its capitalisation and liquidity (pages 51-55).

Elan's operating results can be affected by a number of factors, including those described under "Cautionary Factors That May Affect Future Results" and "Risk Factors".

COMPANY ACQUISITIONS

In 2001 Elan acquired Delsys. In 2000 Elan acquired Dura, Liposome, Neuralab Limited ("Neuralab"), Quadrant Healthcare, plc, ("Quadrant") and other companies. For additional information regarding these acquisitions, please refer to Note 23 to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements include certain amounts that are based on management's best estimates and judgements. Estimates and judgements are used in determining items such as the carrying values of intangible assets, the carrying values of financial assets and the accounting for contingencies, among other items. Because of the judgements and uncertainties inherent in such estimates, actual results may differ from these estimates.

IRISH GAAP

The estimates and judgements used by Elan in accounting for intangible assets and financial assets are significant given the carrying values of these assets in Elan's financial statements. For example, a 10% decrease in the carrying values of intangible assets or financial assets at 31 December 2002 would have resulted in an impairment charge of $208.0 million or $80.9 million, respectively. Intangible assets amounted to $2,079.5 million and $4,526.2 million at 31 December 2002 and 31 December 2001, respectively. Fixed and current financial assets amounted to $809.4 million and $2,102.0 million at 31 December 2002 and 31 December 2001, respectively.

Intangible Assets and Impairment

The principal judgements and uncertainties affecting Elan's accounting for intangible assets relate to carrying values. The carrying values of intangible assets are assessed annually, using discounted cash flows and net realisable values (estimated sales proceeds less costs to sell). The estimates and judgements used to assess carrying values include those relating to research and development risk, commercial risk, revenue and cost projections, the intention of the Group with respect to the intangible asset, such as the sales and marketing support for a product or the continued focus or level of resources for a particular development project or technology, the impact of


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        27

FINANCIAL REVIEW
--------------------------------------------------------------------------------

competition, including generic competition, the impact of any reorganisation or change of business focus of the Group, the level of third party interest in Elan's intangible assets and market conditions.

In July 2002, Elan announced a recovery plan. This resulted in material impairment charges in Elan's profit and loss account. Where the carrying value of intangible assets exceeds their recoverable amounts, the carrying values of those intangible assets have been written down to their recoverable amounts. If Elan were to use different estimates or judgements, particularly with respect to expected proceeds from disposals, the likelihood of research and development success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, an additional material impairment charge to the profit and loss account could arise. Elan believes that it has used reasonable estimates and judgements in assessing the carrying values of its intangible assets.

Financial Assets and Impairment

The principal judgements and uncertainties affecting Elan's accounting for financial assets relate to carrying values. In general, Elan's accounting policy for financial assets is to carry such assets at cost less provision for impairment in value. The carrying values of financial assets are assessed using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities are typically assessed using methodologies such as the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, and an assessment of the impact of general private equity market conditions. The factors affecting carrying values include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company. Different market conditions, negative developments or news affecting a specific investee could result in a material impairment charge for the applicable investment. Additionally, many of Elan's investments are in emerging drug delivery, pharmaceutical and biotechnology companies. In assessing the carrying values of these investments, Elan has assumed that it holds the investments for the medium to long-term and that no liquidity discount is required. If Elan were to dispose of investments in a forced sale or in an accelerated manner, it is likely that material impairment charges would arise. The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies declined significantly in 2002. Elan incurred a charge, arising from its investment portfolio, including those investments held by EPIL II and EPIL III and the impact of a disposal of investments during 2002 by EPIL III, in its profit and loss account for 2002 of $1,262.9 million. For additional information on this investment charge, please refer to Note 3 to the Consolidated Financial Statements. Elan believes that it has used reasonable estimates and judgements in assessing the carrying values of its financial assets.

Exceptional Items

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Elan believes that it has used reasonable judgements in determining exceptional items.

Contingencies

The principal judgements used by Elan in accounting for contingencies include the likelihood of the contingency occurring and the ability to estimate the financial impact of such occurrence. Elan's contingencies include shareholder litigation and an investigation by the SEC. For additional information on these and other contingencies and litigation, please refer to Notes 24 and 25 to the Consolidated Financial Statements. As discussed in Note 25 to the Consolidated Financial Statements, the Group is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, of the shareholder litigation, which seeks damages of material or indeterminate amounts, or the SEC investigation. The principal judgements and estimates in accounting for the litigation contingency relate to the Group's assessment of the outcome of the litigation and the SEC investigation which can evolve over time.

Equity Accounting

Investments in associated undertakings are accounted for under the equity method where the Company holds voting equity in the investee and exercises significant influence over the operating and financial policies of the investee. Significant influence may exist even if the Company owns less than 20% of the investee's equity depending on the existence of factors such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel or technological dependency. Certain circumstances, such as majority ownership by another company, can offset the impact of such factors. The determination to use cost or equity accounting requires a significant degree of judgement on the facts and circumstances of a particular investment. Financial asset investments which are accounted for under the equity method are stated at cost, adjusted for the Company's share of the earnings or losses of the investee after the date of investment, less any provision for impairment in value.

For additional information regarding Elan's significant accounting policies, please refer to Note 1 to the Consolidated Financial Statements.


--------------------------------------------------------------------------------
28

--------------------------------------------------------------------------------

U.S. GAAP

Revenue Recognition

Under U.S. GAAP, the accounting treatment for non-refundable up-front fees was similar to Irish GAAP prior to 2000. In December 1999, the SEC issued SAB 101 which provides guidance on revenue recognition under U.S. GAAP. Elan adopted SAB 101 in 2000. SAB 101 generally requires the deferral and amortisation of up-front fees when there is a continuing involvement by the seller with the asset disposed of. SAB 101 does not apply under Irish GAAP. Elan defers and amortises up-front licence fees to the income statement over the "performance period". The performance period is the period over which Elan expects to provide services to the licencee. It is determined by the provisions, facts and circumstances, such as the research and development period, of the relevant contract. Additionally, under Irish GAAP, revenue from the sale of product rights and related inventory is recognised when earned and non-refundable. The same accounting is generally applicable under U.S. GAAP. In certain circumstances, however, when Elan has continuing involvement with the product, deferral and amortisation of such revenue may be appropriate.

For additional information on the significant differences between Irish and U.S. GAAP, please refer to Note 33 to the Consolidated Financial Statements.

SEGMENTAL ANALYSIS

During 2001 and through mid-2002, Elan conducted its operations through two primary business units; Biopharmaceuticals and Drug Delivery. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet in order to enable it to meet its financial commitments. With the implementation of the recovery plan, Elan will focus on three core therapeutic areas: neurology, pain management and autoimmune diseases. In accordance with this new focus, the Group was reorganised and two new units were created: Core Elan and Elan Enterprises.

Core Elan is engaged in pharmaceutical commercial activities and biopharmaceutical research and development activities. Core Elan is also engaged in pharmaceutical manufacturing activities at its facility in Athlone, Ireland. Elan's pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management and infectious diseases. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases. Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises is seeking to dispose of many of these businesses and assets.

The Group's total revenue of $1,333.0 million (2001: $1,740.7 million) is comprised of revenue within Core Elan and Elan Enterprises of $951.2 million (2001: $1,402.5 million) and $381.8 million (2001: $338.2 million), respectively. Elan's operating loss of $2,290.8 million (2001: $829.7 million) primarily comprises operating losses incurred by Core Elan and Elan Enterprises of $2,156.4 million (2001: $667.6 million) and $126.4 million (2001: $154.8 million), respectively.

Core Elan's revenue decreased by 32% to $951.2 million for 2002 from $1,402.5 million for 2001. The decrease in revenue from Zanaflex, Azactam, risk-sharing arrangements (Pharma Marketing/Autoimmune) and product rationalisations was $104.9 million, $13.4 million, $116.4 million and $213.6 million, respectively, for 2002 compared to 2001. Core Elan incurred an operating loss of $2,156.4 million for 2002, compared with an operating loss of $667.6 million for 2001, primarily due to exceptional charges in 2002 of $1,659.2 million compared to $638.0 million for 2001. Exceptional charges in 2002 relate primarily to the impairment of intangible assets arising from Elan's recovery plan initiated during 2002 and, in 2001, relate primarily to the impairment of goodwill related to the acquisition of Dura, the impairment of acquired intellectual property ("acquired IP") related to the acquisition of Neurex Corporation ("Neurex"), the impairment of product intangibles relating to Naprelan and Ceclor CD and the rationalisation of Core Elan's activities. Core Elan's operating loss before exceptional items increased to $497.2 million for 2002 from $29.6 million for 2001, reflecting the impact of decreased revenue.

Elan Enterprises' revenue increased by 13% to $381.8 million for 2002 from $338.2 million for 2001 mainly due to revenue from product disposals arising from Elan's recovery plan related to Avinza, Actiq and Adalat of $154.7 million and increased revenue from the diagnostics business offset by a decrease in licence fee income from $173.6 million for 2001 to $7.1 million for 2002. Elan Enterprises incurred an operating loss of $126.4 million in 2002, compared with an operating loss of $154.8 million in 2001, primarily due to exceptional charges in 2002 of $137.1 million compared to $318.5 million for 2001 offset by lower licence fee revenue in 2002. Exceptional charges in 2002 relate primarily to the impairment of intangible assets arising from Elan's recovery plan initiated during 2002 and, in 2001, relate primarily to exceptional charges for the impairment of acquired IP related to the acquisition of Sano Corporation ("Sano"). Elan Enterprises' operating profit before exceptional items decreased by 93% to $10.7 million for 2002 from $163.7 million for 2001, primarily reflecting reduced licence fee revenue.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        29

FINANCIAL REVIEW
--------------------------------------------------------------------------------

For additional information regarding Elan's reportable segments, please refer to Note 2 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE YEARS ENDED 31 DECEMBER 2002, 2001 AND 2000


                                                         YEAR ENDED 31 DECEMBER
                                       -----------------------------------------------------------
                                              2002                                          2001
                                                $M            2002                            $M
                                            BEFORE              $M            2002        BEFORE
                                       EXCEPTIONAL     EXCEPTIONAL              $M   EXCEPTIONAL
                                             ITEMS           ITEMS           TOTAL         ITEMS
---------------------------------------------------------------------------------------------------
Revenue--continuing operations             1,006.2           172.5         1,178.7       1,343.5
Revenue--acquisitions                           --              --              --            --
Revenue--discontinued                        154.3              --           154.3         169.4
---------------------------------------------------------------------------------------------------
Total revenue                              1,160.5           172.5         1,333.0       1,512.9
Cost of sales                                417.0            66.1           483.1         364.0
---------------------------------------------------------------------------------------------------
Gross profit/(loss)                          743.5           106.4           849.9       1,148.9
Selling, general and
 administrative expenses                     835.4         1,788.0         2,623.4         697.5
Research and development
 expenses                                    402.6           114.7           517.3         323.3
---------------------------------------------------------------------------------------------------
Operating (loss)/profit--
 continuing operations                      (475.3)       (1,766.5)       (2,241.8)        125.0
Operating (loss)--acquisitions                  --              --              --          (3.3)
Operating (loss)/profit--
 discontinued                                (19.2)          (29.8)          (49.0)          6.4
---------------------------------------------------------------------------------------------------
Operating (loss)/profit                     (494.5)       (1,796.3)       (2,290.8)        128.1
Share of profits of associates                 6.0              --             6.0          10.3
Loss on fixed assets                            --              --              --            --
Loss on sale of securities/
 guarantee                                      --          (217.0)         (217.0)           --
Gain on disposal of businesses                  --            77.9            77.9            --
---------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
 before interest and tax                    (488.5)       (1,935.4)       (2,423.9)        138.4
Net interest and other
 (expense)/income                           (166.7)       (1,004.0)       (1,170.7)        (43.6)
---------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
 before tax                                 (655.2)       (2,939.4)       (3,594.6)         94.8
Tax on (loss)/profit on ordinary
 activities                                  (19.8)             --           (19.8)        (17.4)
---------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
 after tax                                  (675.0)       (2,939.4)       (3,614.4)         77.4
Minority interest                             (0.7)             --            (0.7)           --
---------------------------------------------------------------------------------------------------
Retained (loss)/profit for the year         (675.7)       (2,939.4)       (3,615.1)         77.4
---------------------------------------------------------------------------------------------------
Basic (loss)/earnings per Ordinary
 Share                                     $ (1.93)      $   (8.41)      $  (10.34)      $  0.23
Diluted (loss)/earnings per
 Ordinary Share                            $ (1.93)      $   (8.41)      $  (10.34)      $  0.22
Weighted average number of
 Ordinary Shares outstanding
 (millions)                                  349.7           349.7           349.7         336.0
---------------------------------------------------------------------------------------------------

                                                            YEAR ENDED 31 DECEMBER
                                       -------------------------------------------------------------------
                                                                           2000
                                              2001                           $M          2000
                                                $M           2001        BEFORE            $M         2000
                                       EXCEPTIONAL             $M   EXCEPTIONAL   EXCEPTIONAL           $M
                                             ITEMS          TOTAL         ITEMS         ITEMS        TOTAL
-----------------------------------------------------------------------------------------------------------
Revenue--continuing operations               227.8        1,571.3       1,148.0            --      1,148.0
Revenue--acquisitions                           --             --          59.3            --         59.3
Revenue--discontinued                           --          169.4          94.7            --         94.7
-----------------------------------------------------------------------------------------------------------
Total revenue                                227.8        1,740.7       1,302.0            --      1,302.0
Cost of sales                                 22.8          386.8         273.5          42.0        315.5
-----------------------------------------------------------------------------------------------------------
Gross profit/(loss)                          205.0        1,353.9       1,028.5         (42.0)       986.5
Selling, general and
 administrative expenses                   1,084.2        1,781.7         379.6           5.3        384.9
Research and development
 expenses                                     78.6          401.9         273.3          32.0        305.3
-----------------------------------------------------------------------------------------------------------
Operating (loss)/profit--
 continuing operations                      (957.8)        (832.8)        412.6         (63.3)       349.3
Operating (loss)--acquisitions                  --           (3.3)        (54.1)        (16.0)       (70.1)
Operating (loss)/profit--
 discontinued                                   --            6.4          17.1            --         17.1
-----------------------------------------------------------------------------------------------------------
Operating (loss)/profit                     (957.8)        (829.7)        375.6         (79.3)       296.3
Share of profits of associates                  --           10.3           0.1            --          0.1
Loss on fixed assets                            --             --            --         (33.9)       (33.9)
Loss on sale of securities/
 guarantee                                      --             --            --            --           --
Gain on disposal of businesses                  --             --            --            --           --
-----------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
 before interest and tax                    (957.8)        (819.4)        375.7        (113.2)       262.5
Net interest and other
 (expense)/income                             (6.8)         (50.4)         89.0          (0.4)        88.6
-----------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
 before tax                                 (964.6)        (869.8)        464.7        (113.6)       351.1
Tax on (loss)/profit on ordinary
 activities                                     --          (17.4)         (9.0)           --         (9.0)
-----------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities
 after tax                                  (964.6)        (887.2)        455.7        (113.6)       342.1
Minority interest                               --             --            --            --           --
-----------------------------------------------------------------------------------------------------------
Retained (loss)/profit for the year         (964.6)        (887.2)        455.7        (113.6)       342.1
-----------------------------------------------------------------------------------------------------------
Basic (loss)/earnings per Ordinary
 Share                                     $  (2.87)      $  (2.64)     $   1.59     $  (0.40)     $   1.19
Diluted (loss)/earnings per
 Ordinary Share                            $  (2.87)      $  (2.64)     $   1.46     $  (0.36)     $   1.10
Weighted average number of
 Ordinary Shares outstanding
 (millions)                                   336.0          336.0         287.1        287.1         287.1
-----------------------------------------------------------------------------------------------------------

A reconciliation between Elan's Irish GAAP financial results and Elan's financial results prepared in accordance with U.S. GAAP is provided in Note 33 to the Consolidated Financial Statements.


--------------------------------------------------------------------------------
30

--------------------------------------------------------------------------------

2002 COMPARED TO 2001


REVENUE

Total revenue decreased 23% to $1,333.0 million for 2002 from $1,740.7 million for 2001.


--------------------------------------------------------------------------------
                                                    2002          2001
PRODUCT REVENUE                                       $M            $M
--------------------------------------------------------------------------------
(A) Revenue from Retained Products(1)
--------------------------------------------------------------------------------
U.S. Promoted Products
Maxipime                                            79.2          86.3
Azactam                                             33.0          46.4
Zonegran                                            43.1          37.8
Pain Portfolio(2)                                   59.8          15.4
Myobloc                                             17.5          10.5
Frova(3)                                            11.2            --
--------------------------------------------------------------------------------
                                                   243.8         196.4
U.S. Non-promoted Products
Zanaflex(4)                                         56.8         161.7
Other                                                2.0          47.4
--------------------------------------------------------------------------------
                                                    58.8         209.1
--------------------------------------------------------------------------------
Non-U.S. Product Revenue
Abelcet                                             13.8          17.2
Dilzem                                              12.9          12.6
Other                                               78.0          61.8
--------------------------------------------------------------------------------
                                                   104.7          91.6
--------------------------------------------------------------------------------
Contract manufacturing and royalties               109.3         113.4
--------------------------------------------------------------------------------
TOTAL REVENUE FROM RETAINED PRODUCTS               516.6         610.5
--------------------------------------------------------------------------------
(B) Revenue from Divested Products(5)
--------------------------------------------------------------------------------
Skelaxin                                           145.3         117.9
Sonata(6)                                           92.5           2.3
Abelcet                                             64.6          72.0
Dermatology                                         47.6          61.8
Diagnostics                                         70.6          51.7
Avinza(7)                                           75.6            --
Actiq/Adalat(7)                                     79.1            --
Product rationalisations(7)                         17.8         231.4
Product sales of rationalised products              32.0         101.7
--------------------------------------------------------------------------------
                                                   625.1         638.8
--------------------------------------------------------------------------------
(C) Co-promotion Fees
--------------------------------------------------------------------------------
Autoimmune                                          38.8          15.9
Pharma Marketing                                    24.0         141.8
--------------------------------------------------------------------------------
                                                    62.8         157.7
--------------------------------------------------------------------------------
TOTAL PRODUCT REVENUE                            1,204.5       1,407.0
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        31

FINANCIAL REVIEW
--------------------------------------------------------------------------------

REVENUE (CONTINUED)

--------------------------------------------------------------------------------
                                        2002         2001
                                          $M           $M
--------------------------------------------------------------------------------
CONTRACT REVENUE
--------------------------------------------------------------------------------
Licence fees                             7.1        173.6
Pharma Marketing / Autoimmune           37.2         58.7
Research revenue & milestones           84.2        101.4
--------------------------------------------------------------------------------
TOTAL CONTRACT REVENUE                 128.5        333.7
--------------------------------------------------------------------------------
TOTAL REVENUE                        1,333.0      1,740.7
--------------------------------------------------------------------------------

(1) Products described as "Retained Products" include products or businesses not divested and not subject to divestment agreements. Elan may divest such products as part of its recovery plan.

(2) Acquired from Roxane in September 2001.

(3) Launched in the United States in May 2002.

(4) While Zanaflex was promoted during 2001 and part of 2002, it is shown here under "U.S. Non-promoted Products" as promotion ceased following the launch of generics during 2002.

(5) Products described as "Divested Products" include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.

(6) Assumed responsibility for U.S. marketing in December 2001.

(7) Exceptional product revenue.

Product Revenue

Product revenue decreased by 14% to $1,204.5 million for 2002 from $1,407.0 million for 2001.

(A) Revenue from Retained Products

Revenue from retained products was $516.6 million for 2002 compared with $610.5 million for 2001. Combined revenue from Maxipime and Azactam was $112.2 million for 2002 compared to $132.7 million for 2001, a decrease of 15%. This decrease was due to supply issues during 2002, which have since been resolved, together with a change in Elan's discounting strategy, which resulted in reduced wholesaler inventories. Zonegran revenue was $43.1 million for 2002 compared to $37.8 million for 2001, an increase of 14%. The percentage increase in prescription demand for this product in 2002 over 2001 was higher than the percentage increase in product revenue, due to a change in Elan's discounting strategy, which resulted in reduced wholesaler inventories. Revenue from the Pain Portfolio, which was acquired from Roxane in September 2001, was $59.8 million for 2002 compared to $15.4 million for 2001. Myobloc product revenue increased 67% for 2002 to $17.5 million from $10.5 million for 2001 as a result of increased promotion. Frova, which was launched in the United States in May 2002 under a co-promotion agreement between Elan and UCB, generated revenue of $11.2 million for 2002. Generic competitor products to Zanaflex were launched in the United States during 2002. This resulted in a decrease in Zanaflex revenue to $56.8 million for 2002 compared to $161.7 million for 2001. This significant decline is expected to continue in 2003. For example, product revenue from Zanaflex was $0.8 million for the first quarter of 2003 compared to $53.7 million for the first quarter of 2002. Non-U.S. product revenue increased 14% for 2002 to $104.7 million from $91.6 million for 2001.

(B) Revenue from Divested Products

On 30 January 2003, Elan announced that it had agreed to sell its primary care franchise, principally consisting of its U.S. and Puerto Rican rights to Skelaxin and Sonata, related inventory and related rights to enhanced formulations of these products, to King. On 17 March 2003, Elan commenced a lawsuit against King to compel King to complete its purchase of the primary care franchise. On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice. During 2002, product revenue from Skelaxin and Sonata was $237.8 million (2001: $120.2 million).

During 2002, Elan divested its dermatology and Athena Diagnostics businesses and its U.S., Canadian and any Japanese rights to Abelcet, and announced that it had agreed to dispose of its Elan Diagnostics business. These businesses contributed $182.8 million to product revenue for 2002 (2001: $185.5 million), representing revenues before they were divested. Aside from product revenue of approximately $9 million from Elan Diagnostics prior to its disposal on 29 April 2003, Elan will not record any revenue from these businesses in 2003. Elan retained its product rights to Abelcet in Europe and will continue to record European revenue from this product.


--------------------------------------------------------------------------------
32

--------------------------------------------------------------------------------

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded net revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30 mg and 60 mg dosage strengths of Elan's extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded revenue of $38.8 million on the closing of this transaction.

Product rationalisation revenue was $17.8 million for 2002 compared to $231.4 million for 2001. For additional information on product rationalisations, please refer to pages 43 to 46.

Product sales of rationalised products, which represents revenue prior to rationalisation, decreased by 69% to $32.0 million for 2002 from $101.7 million for 2001. As the product rationalisation programme initiated in 2001 has now been completed, Elan will not record any product sales of rationalised products in 2003.

(C) Co-promotion Fees

Product revenue from product co-promotion and marketing activities, which resulted from Elan's risk-sharing arrangements with Pharma Marketing and Autoimmune, decreased by 60% to $62.8 million for 2002 from $157.7 million for 2001. Elan will not receive any future revenue from either Pharma Marketing or Autoimmune.

Contract Revenue

Contract revenue decreased by 61% to $128.5 million for 2002 from $333.7 million for 2001, primarily as no licence fees were received from business ventures in 2002. Elan received up front licence fees of $7.1 million in 2002 compared to $173.6 million for 2001. Contract revenue from Pharma Marketing and Autoimmune decreased by 37% to $37.2 million for 2002 from $58.7 million for 2001. Elan will not receive any future revenue from either Pharma Marketing or Autoimmune. Research revenue and milestones amounted to $84.2 million in 2002 compared to $101.4 million in 2001.

Major Customers

Cardinal Health, Inc. ("Cardinal Health"), Amerisource Bergen Corporation ("Amerisource Bergen") and McKesson Corporation ("McKesson") accounted for approximately 13%, 13% and 12%, respectively, of Elan's total revenue for 2002. Cardinal Health and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan's total revenue for 2001. No other customer accounted for more than 10% of total revenue for 2002 or 2001.

COST OF SALES

Cost of sales, after exceptional items, increased by 25% to $483.1 million for 2002 from $386.8 million for 2001. The increase was 15% before exceptional items of $66.1 million for 2002 and $22.8 million for 2001. Gross margin on total revenue, before exceptional items, was approximately 64% for 2002 and 76% for 2001. Gross margin on total revenue, after exceptional items, was 64% for 2002 and 78% for 2001. Gross margin on product revenue, before exceptional items, decreased to 60% for 2002 from 69% for 2001. Gross margin on product revenue, after exceptional items, decreased to 60% in 2002 from 73% in 2001. The reduction in gross margin on product revenue reflects changes in the mix of product revenue, in particular the decrease in product revenue from risk-sharing arrangements and from Zanaflex. The reduction in gross margin on total revenue reflects changes in the mix of revenue, in particular the decrease in licence fees and in revenue from risk-sharing arrangements.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses, after exceptional items, increased by 47% to $2,623.4 million for 2002 from $1,781.7 million for 2001. The increase was 20% before exceptional items of $1,788.0 million for 2002 and $1,084.2 million for 2001, principally


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        33

FINANCIAL REVIEW
--------------------------------------------------------------------------------

reflecting increased sales and marketing costs in Elan's U.S. Biopharmaceuticals business arising from the inclusion of a full year's sales and marketing costs for 2002 for Sonata (Elan assumed marketing responsibility for this product in December 2001) and the Pain Portfolio (Elan acquired these products in September 2001), together with the launch of Frova during 2002.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, after exceptional items, increased by 29% to $517.3 million for 2002 from $401.9 million for 2001. The increase was 25% before exceptional items of $114.7 million for 2002 and $78.6 million for 2001, principally reflecting increased expenditure on Elan's research and development projects, including Antegren.

EXCEPTIONAL ITEMS

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

2002

In 2002, Elan incurred net exceptional charges of $2,939.4 million.

The exceptional items for 2002 mainly relate to the:

o Implementation of Elan's recovery plan. Elan announced this recovery plan in July 2002;

o Significant decline during 2002 in the financial markets for investments in emerging biotechnology, drug delivery and pharmaceutical companies; and

o   Introduction of generic competitors to some of Elan's products.

On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, pain management and autoimmune diseases. A key element of the recovery plan is the divestiture of businesses and products. The exceptional charges and revenue arising from the recovery plan mainly relate to the:

o Sale of businesses and products. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts. Exceptional revenue arises from the proceeds received on the disposal of products;

o Discontinuance of businesses or the decision not to exercise an option to acquire a product. For example, Elan decided not to exercise its option to acquire certain dermatology products from GSK;

o Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan's activities, a reduction in employee numbers and related write-downs in the carrying value of assets;

o Simplification of Elan's business such as the termination of the Autoimmune risk-sharing arrangement; and

o Termination or restructuring of substantially all of Elan's business ventures.

--------------------------------------------------------------------------------
34

--------------------------------------------------------------------------------

These exceptional revenues and costs have been included under the statutory format headings to which they relate analysed as follows:

---------------------------------------------------------------------------------------
                                                                             SELLING,
                                                             COST OF      GENERAL AND
                                                   REVENUE     SALES   ADMINISTRATIVE
                                                       (A)       (B)              (C)
                                                        $M        $M               $M
---------------------------------------------------------------------------------------
Product disposals and product rationalisations      (172.5)       --               --
Zanaflex inventory-generic competition                  --      43.3               --
Acquired IP and goodwill impairment:
 Dura                                                   --        --            854.9
 Liposome                                               --        --            111.8
 Sano                                                   --        --             89.8
 Quadrant                                               --        --             78.2
 Axogen Limited ("Axogen")                              --        --             28.4
 Others                                                 --        --             19.1
---------------------------------------------------------------------------------------
Total acquired IP and goodwill impairment               --        --          1,182.2
---------------------------------------------------------------------------------------
Product impairments:
 Pain Portfolio                                         --        --             86.3
 Myobloc                                                --        --             77.7
 Naprelan                                               --        --             35.7
 Myambutol                                              --        --             32.7
 Dermatology products                                   --        --             29.8
 Frova                                                  --        --             29.4
 Delsys                                                 --        --               --
 All others                                             --       8.0             62.9
---------------------------------------------------------------------------------------
Total product impairments                               --       8.0            354.5
---------------------------------------------------------------------------------------
Purchase of Autoimmune royalty rights                   --        --            121.0
Severance/relocation costs                              --       8.4             23.2
Litigation provisions                                   --        --             19.0
Tangible fixed asset write-downs                        --       5.7             28.3
Gain on disposal of businesses                          --        --               --
Loss on sale of securities/guarantee                    --        --               --
Investment impairments                                  --        --               --
Profit on redemption of LYONs                           --        --               --
Other                                                   --       0.7             59.8
---------------------------------------------------------------------------------------
Net exceptional charges                             (172.5)     66.1          1,788.0
---------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                      RESEARCH        OTHER
                                                           AND     ORDINARY          NET
                                                   DEVELOPMENT   ACTIVITIES     INTEREST
                                                           (D)          (E)          (F)       TOTAL
                                                            $M           $M           $M          $M
-----------------------------------------------------------------------------------------------------
Product disposals and product rationalisations              --           --           --      (172.5)
Zanaflex inventory-generic competition                      --           --           --        43.3
Acquired IP and goodwill impairment:
 Dura                                                       --           --           --       854.9
 Liposome                                                   --           --           --       111.8
 Sano                                                       --           --           --        89.8
 Quadrant                                                   --           --           --        78.2
 Axogen Limited ("Axogen")                                  --           --           --        28.4
 Others                                                   10.6           --           --        29.7
-----------------------------------------------------------------------------------------------------
Total acquired IP and goodwill impairment                 10.6           --           --     1,192.8
-----------------------------------------------------------------------------------------------------
Product impairments:
 Pain Portfolio                                             --           --           --        86.3
 Myobloc                                                    --           --           --        77.7
 Naprelan                                                   --           --           --        35.7
 Myambutol                                                  --           --           --        32.7
 Dermatology products                                       --           --           --        29.8
 Frova                                                      --           --           --        29.4
 Delsys                                                   45.7           --           --        45.7
 All others                                               13.6           --           --        84.5
-----------------------------------------------------------------------------------------------------
Total product impairments                                 59.3           --           --       421.8
-----------------------------------------------------------------------------------------------------
Purchase of Autoimmune royalty rights                       --           --           --       121.0
Severance/relocation costs                                19.7           --           --        51.3
Litigation provisions                                       --           --           --        19.0
Tangible fixed asset write-downs                          11.6           --           --        45.6
Gain on disposal of businesses                              --        (77.9)          --       (77.9)
Loss on sale of securities/guarantee                        --        217.0           --       217.0
Investment impairments                                      --           --      1,045.9     1,045.9
Profit on redemption of LYONs                               --           --        (37.7)      (37.7)
Other                                                     13.5           --         (4.2)       69.8
-----------------------------------------------------------------------------------------------------
Net exceptional charges                                  114.7        139.1      1,004.0     2,939.4
-----------------------------------------------------------------------------------------------------

(A) Revenue

Exceptional product revenue of $172.5 million for 2002 includes $154.7 million from product disposals arising from Elan's recovery plan, as well as $17.8 million relating to product rationalisations. For additional information on product rationalisations, please refer to pages 43 to 46.

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand, in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30 mg and 60 mg dosage strengths of Elan's extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $38.8 million on the closing of this transaction.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      35

FINANCIAL REVIEW
--------------------------------------------------------------------------------

(B) Cost of Sales

Exceptional cost of sales includes a charge of $43.3 million related to the write-off of Zanaflex inventories due to the impact of generic competition during 2002. Other exceptional cost of sales includes $8.0 million on the write down of the intangible asset for Mysoline, following generic competition for this product, $5.7 million on the impairment of certain fixed assets, severance/relocation costs of $8.4 million and other exceptional cost of sales of $0.7 million.

(C) Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,788.0 million. $1,536.7 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. Other exceptional selling, general and administrative expenses were $251.3 million. These include the purchase of royalty rights from Autoimmune, fixed asset write-downs and similar costs arising from the restructuring of the Group as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation, and litigation provisions.

Impairment charges to goodwill relating to the acquisitions of Dura, Liposome, Quadrant and Sano were $854.9 million, $111.8 million, $78.2 million and $2.4 million, respectively. Impairment charges to acquired IP arising from the acquisitions of Sano and Axogen, were $87.4 million and $28.4 million, respectively. Other impairments to goodwill totalled $19.1 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for the Pain Portfolio, Myobloc, Naprelan, Myambutol, dermatology products and Frova were $86.3 million, $77.7 million, $35.7 million, $32.7 million, $29.8 million and $29.4 million, respectively. Other impairments to patents and licences totalled $62.9 million.

Dura

Elan acquired Dura in November 2000 for $1,590.7 million. Dura was a specialty pharmaceutical company engaged in the marketing and sale of prescription products for the treatment of infectious diseases and respiratory conditions. The Dura acquisition added over 500 hospital and primary care sales representatives to Elan's sales and marketing infrastructure and broadened Elan's portfolio of marketed products. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, Elan wrote down goodwill relating to the acquisition of Dura by $854.9 million. Elan acquired Dura in order to significantly expand its sales and marketing infrastructure. Elan's recovery plan aims to create a research and development based biopharmaceutical company focused on neurology, pain management and autoimmune diseases. Therefore, Elan has decided to significantly reduce its sales and marketing infrastructure. For example, during 2002, Elan decided to dispose of its primary care franchise and related infrastructure. As a result of such reductions in Elan's sales and marketing capability, the carrying value of the Dura goodwill has been impaired.

Liposome

Elan acquired Liposome in May 2000 for $731.8 million, which included a milestone payment of $54.0 million paid on the receipt of marketing and pricing approval for Myocet in certain countries of the EU. Liposome was a biotechnology company engaged in the development, manufacturing and marketing of therapeutic products to treat cancer and related diseases. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, under its recovery plan, Elan disposed of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, and allocated $119.0 million of goodwill to the sale of the Abelcet business based on the estimated relative fair value of the Abelcet rights disposed. In 2002, Elan wrote down the remaining goodwill arising from the acquisition of Liposome by $111.8 million, as under its recovery plan Elan has decided to close its oncology research and development business. The residual value for goodwill of $86.8 million is supported by European rights to Abelcet and Myocet.

Quadrant

Elan acquired Quadrant in December 2000 for $86.0 million. Quadrant was a drug delivery company with proprietary formulation technology applicable to pulmonary, oral and parenteral routes of administration. The purchase price was primarily allocated to goodwill. In 2002, Elan wrote down goodwill arising from the acquisition of Quadrant by $78.2 million to $Nil, as under its recovery plan Elan decided to dispose of or close the Quadrant business. This business was sold to a company managed by former employees of the business in July 2003.

Sano

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2002, Elan wrote down acquired IP and goodwill arising from the acquisition of Sano by $87.4 million and $2.4 million, respectively, as under its recovery plan Elan decided to dispose of its transdermal business. This business was sold to Nitto Americas in July 2003.


--------------------------------------------------------------------------------
36

--------------------------------------------------------------------------------

Axogen

Elan acquired Axogen in December 1999 for $268.4 million. The purchase price was primarily allocated to patents and licences and acquired IP. In 2002, Elan wrote down acquired IP relating to Myobloc, arising from the acquisition of Axogen, by $28.4 million. Elan also wrote down $77.7 million in respect of other Myobloc intangible assets. The carrying value of Myobloc was written down due to lower than expected revenue from this product for 2002 and as under its recovery plan Elan may dispose of this product.

Other Products

The intangible asset for the Pain Portfolio was written down due to supply difficulties since its acquisition in 2001, leading to diminished selling support from Elan as well as changed commercial expectations related to generic competition. Naprelan and Myambutol have been written down due to the impact of generic competition on these products in 2002 and reduced projected revenue and profitability from these products. Frova was written down to reflect reduced projected revenue and profitability from this product. In June 2002, Elan elected not to exercise its purchase option to acquire certain dermatology products from GSK. This resulted in rights to all products reverting to GSK at the end of 2002. As a result of this decision, Elan wrote down the related product intangible by $29.8 million to $Nil.

Autoimmune

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administrative expense arising from the acquisition of Autoimmune.

Litigation

Elan recorded a provision during 2002 of $19.0 million relating to litigation with Schwarz Pharma, Inc. ("Schwarz"), Allergan, Inc. and Allergan Sales, LLC (collectively, "Allergan") and shareholder derivative actions. For additional information on these litigations, please refer to Note 25 to the Consolidated Financial Statements.

(D) Research and Development

Exceptional research and development expenses were $114.7 million. These mainly relate to product and goodwill impairments of $59.3 million and $10.6 million, respectively, together with fixed asset write-downs of $11.6 million and severance/relocation costs.

In September 2001, Elan acquired Delsys for $50.0 million. Delsys was formed in 1995 and was engaged in developing novel manufacturing technology. During 2002, Elan recorded an impairment charge for the intangible assets relating to Delsys of $45.7 million, as under its recovery plan, Elan has decided to close Delsys.

(E) Other Ordinary Activities

Elan recognised a gain of $77.9 million on the disposal of Athena Diagnostics and the Abelcet business. In November 2002, Elan completed the sale of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, to Enzon. Elan received a net cash payment of $360.0 million from Enzon, representing the total consideration, after agreed price adjustments. The gain amounted to $12.7 million. In December 2002, Elan together with the other stockholders of Elan's subsidiary, Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman. Elan realised net cash proceeds of $81.8 million and a net gain of $65.2 million.

Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III has historically been accounted for by Elan as a qualifying special purpose entity and has not, therefore, been consolidated. In addition, Elan has adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay Holdings Ltd. ("Shelly Bay"), an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. Under Irish GAAP, EPIL III has been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5, "Reporting the Substance of Transactions" ("FRS 5"). Therefore, the 2001 restatement does not affect the Irish GAAP financial information contained in this Annual Report and Form 20-F. For additional information regarding the restatement and the adjustments, please refer to Note 33 to the Consolidated Financial Statements.


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ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        37

FINANCIAL REVIEW
--------------------------------------------------------------------------------

In March 2001, Elan transferred a portfolio of equity and debt securities to EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $160.0 million in aggregate principal amount of Series A Guaranteed Notes, $190.0 million in aggregate principal amount of Series B Guaranteed Notes and $200.0 million in aggregate principal amount of Series C Guaranteed Notes. The Series A Guaranteed Notes matured on 29 June 2002. To fund the repayment of the notes, on 29 June 2002 EPIL III transferred certain financial assets, consisting of certain of the securities included in the portfolio transferred to EPIL III, to Shelly Bay and Shelly Bay made a $148.0 million cash payment to EPIL III. EPIL III used the proceeds from the payment by Shelly Bay, together with existing cash of $12.0 million, to repay the Series A Guaranteed Notes. The assets transferred by EPIL III to Shelly Bay had a carrying value under Irish GAAP of $223.4 million.

The documents that established EPIL III required that EPIL III dispose of financial assets in order to repay the Series A Guaranteed Notes at maturity. The documents also mandated the order in which the assets were to be sold prior to the maturity date for the Series A Guaranteed Notes. However, due to a number of factors, including the inability of Elan and EPIL III to locate the list mandating the order of disposal of the financial assets, the disposal process was commenced and completed over the one-week period ending on 29 June 2002. Although Elan, as servicing agent for EPIL III, contacted a number of third parties regarding their potential interest in purchasing financial assets from EPIL III, each of those parties indicated that they would not be able to complete a due diligence analysis of the issuers of the financial assets to be sold, or to receive all necessary internal approvals to complete the purchase, on a timely basis.

Therefore, in an effort to enable EPIL III to dispose of the financial assets, Elan determined that it would be necessary to provide non-recourse credit support to third parties who would agree to purchase financial assets from EPIL
III. Credit support was offered to a number of potential purchasers of the financial assets. However, ultimately, only Shelly Bay possessed the ability to complete the transaction on a timely basis.

Elan established Shelly Bay specifically for the purpose of acquiring financial assets from EPIL III. All of the capital stock of Shelly Bay was issued to its sole shareholder. Elan did not own any capital stock of Shelly Bay and did not have a representative on Shelly Bay's board of directors. In addition, the sole shareholder of Shelly Bay had no previous contact with Elan. However, as further described below, Elan possessed all of the financial risk of the Shelly Bay transaction. Similar to all other potential purchasers contacted by Elan, the sole shareholder of Shelly Bay was unwilling to invest capital to acquire the financial assets until a due diligence analysis of the issuers of the financial assets had been completed. Therefore, the sole shareholder of Shelly Bay made no substantive capital investment in Shelly Bay and, although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

Elan believed that any failure by EPIL III to dispose of financial assets prior to 29 June 2002 could potentially adversely impact the non-consolidated accounting status of EPIL III under U.S. GAAP and could result in defaults under Elan's debt instruments.

Under the terms of the transaction, Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002 and made a cash payment to EPIL III of $148.0 million. Shelly Bay financed the entire purchase price of the financial assets, together with the funds necessary to pay interest and other costs on the loan to its maturity date, through borrowings under a $153.0 million non-recourse bank loan facility maturing on 30 September 2002. Elan provided a full and unconditional guarantee to the bank to support Shelly Bay's obligation to repay the loan and provided $153.0 million in cash collateral to the bank to secure Elan's obligations under its guarantee. Upon the closing of the transaction, Elan paid to Shelly Bay approximately $1 million to reimburse Shelly Bay for the expenses expected to be incurred by it in connection with the transaction. In addition, Elan irrevocably waived all rights of recourse against Shelly Bay in the event that it failed to repay the bank loan at maturity.

The cash payment made by Shelly Bay in connection with its acquisition of the financial assets was based upon a valuation conducted by Elan. The valuation utilised customary, widely-accepted valuation methodologies and required that Elan make certain judgements and assumptions regarding the financial assets. Elan did not receive any independent verification of the valuation at the time of the transaction. In addition, EPIL III did not receive any bids for the financial assets to be disposed of.

Upon the closing of the transaction, Shelly Bay's assets consisted solely of the financial assets purchased from EPIL III. Under the terms of the transaction, Shelly Bay was required to complete a due diligence analysis of the issuers of the securities prior to 15 September 2002. Shelly Bay had the right to either elect, on or prior to 15 September 2002, to retain the financial assets on a long-term basis or to dispose of the financial assets prior to 30 September 2002.




In the event that Shelly Bay elected to retain the financial assets, it was required, within 15 days of the election, to obtain alternative financing in an amount equal to the value, as of 29 June 2002, of the assets being retained, as determined by an independent appraiser engaged by Shelly Bay. The net cash proceeds received by Shelly Bay from any alternative financing were required to be applied to repay amounts outstanding under Shelly Bay's bank loan.


--------------------------------------------------------------------------------
38

--------------------------------------------------------------------------------

In the event that Shelly Bay elected to dispose of the financial assets prior to 30 September 2002, Shelly Bay was required to apply the net proceeds from the dispositions to repay amounts outstanding under its bank loan. The transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

Given the non-recourse nature of the Shelly Bay bank loan, Elan possessed all of the financial risk of the transaction under its guarantee of the bank loan, and the cash collateral provided by Elan to secure the guarantee, in the event of any shortfall in the aggregate proceeds received by Shelly Bay from the refinancing or disposition of the financial assets. Although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

As required by the terms of the transaction, Shelly Bay engaged an independent appraiser to value the financial assets as of 29 June 2002. The appraisal, which was prepared in early September 2002, valued the financial assets at $8.2 million.

Shelly Bay did not elect, under the terms of the transaction, to retain any of the financial assets and obtain alternative financing in an amount equal to the independent appraiser's valuation. Rather, by 30 September 2002, Shelly Bay had disposed of all of the financial assets for aggregate net proceeds of $9.3 million. A number of the financial assets were disposed of, for net proceeds of $1.8 million, to an affiliate of Shelly Bay. The remainder of the financial assets were sold to third parties and in open market transactions. As described above, the transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold, including to an affiliate of Shelly Bay. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

As a result of the disposition of the financial assets by Shelly Bay for aggregate net proceeds of $9.3 million, on 30 September 2002, Elan made a cash payment of $141.6 million to satisfy its obligation under its guarantee. Under the terms of the transaction agreements, Elan has no further obligation under the guarantee and has no recourse to Shelly Bay or to its sole shareholder arising from Elan's payment under the guarantee. The loss on the sale of the securities was $217.0 million under Irish GAAP including the $141.6 million under the guarantee.

(F) Net Interest

Exceptional net interest and other expenses were $1,004.0 million.

This includes a charge of $1,045.9 million relating to investments in Elan's investment portfolio, including the investments held by EPIL II and EPIL III. The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies declined significantly during 2002. The investment impairment charge mainly reflects this significant decline in the financial markets and also the impact of weak financial markets on the ability of emerging biotechnology, drug delivery and pharmaceutical companies to raise finance. The charge also includes impairments relating to investments in business ventures and business venture parents.The investment impairments comprise $215.4 million, $575.4 million and $255.1 million in relation to quoted investments, unquoted investments and loans, and securitised investments respectively.

Offsetting this charge was a net gain of $37.7 million on the repurchase of $318.6 million in principal amount at maturity of LYONs. These LYONs, having an accreted value of $190.1 million at the date of purchase, were purchased at an aggregate cost of $149.8 million, resulting in the net gain of $37.7 million after related costs. For further information regarding the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        39

FINANCIAL REVIEW
--------------------------------------------------------------------------------

2001

In 2001, Elan incurred net exceptional charges of $964.6 million. These revenues and costs have been included under the statutory format headings to which they relate analysed as follows:


------------------------------------------------------------------------------------------------------------------------------
                                                                           SELLING,        RESEARCH
                                                            COST        GENERAL AND             AND         NET
                                            REVENUE     OF SALES     ADMINISTRATIVE     DEVELOPMENT    INTEREST
                                                (A)          (B)                (C)             (D)         (E)         TOTAL
                                                 $M           $M                 $M              $M          $M            $M
------------------------------------------------------------------------------------------------------------------------------
Product rationalisations                     (231.4)        15.6                 --              --          --        (215.8)
Rationalisation of research and
 development activities                        (2.0)          --                 --            60.5          --          58.5
Pharmaceutical division reorganisation
 costs                                           --          0.4               55.7              --          --          56.1
Acquired IP and product impairment               --           --            1,009.8              --          --       1,009.8
Asset write-downs and other                     5.6          6.8               18.7            18.1         6.8          56.0
------------------------------------------------------------------------------------------------------------------------------
Total                                        (227.8)        22.8            1,084.2            78.6         6.8          964.6
------------------------------------------------------------------------------------------------------------------------------

(A) Revenue

Exceptional revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million.

(B) Cost of Sales

The exceptional cost of sales is primarily comprised of $15.6 million relating to product rationalisation revenue.

(C) Selling, General and Administrative

Exceptional selling, general and administrative expenses were $1,084.2 million. $1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for Naprelan, Ceclor CD and Myambutol were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments to patents and licences amounted to $5.0 million. Other exceptional selling, general and administrative expenses were $74.4 million. These mainly relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan's U.S. Biopharmaceuticals business.

Elan acquired Neurex in August 1998 for $810.0 million. Neurex was developing Prialt. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for Prialt.

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and to Elan's decision to focus its research and development efforts in other areas.

Ceclor CD and Myambutol were written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001, which reduced projected revenues and profitability from these products. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. Naprelan was written down due to lower than forecasted revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for Naprelan in the future and this has been reflected in the projections for this product. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001.


--------------------------------------------------------------------------------
40

--------------------------------------------------------------------------------

(D) Research and Development

Exceptional research and development expenses were $78.6 million in 2001. These mainly relate to severance, integration and similar costs and asset write-downs arising from the re-organisation, closure or scaling back of various drug delivery programmes and sites. Also included were costs of certain research programmes that Elan does not intend to complete. These were the estimated costs incurred pending closure or sale.

(E) Net Interest

Exceptional net interest and other expenses were $6.8 million in 2001. These mainly relate to costs associated with the redemption in March 2001 of the 4.75% exchangeable notes (the "4.75% Exchangeable Notes") of Athena Neurosciences, Inc., a wholly owned subsidiary of Elan ("Athena
Neurosciences").

NET INTEREST AND OTHER EXPENSE

Net interest and other expense was $1,170.7 million for 2002 compared to $50.4 million for 2001.

Interest payable and similar charges increased by 349% to $1,309.2 million for 2002 from $291.9 million for 2001, primarily reflecting investment related charges of $1,045.9 million in 2002 compared with $24.1 million in 2001. Interest payable for 2002 includes $47.1 million (2001: $40.3 million) on the 7.25% senior notes due 2008 (the "7.25% Senior Notes"), issued by Athena Neurosciences Finance, LLC, ("Athena Finance") an indirect wholly owned subsidiary of Elan, in February 2001; $37.2 million (2001: $35.4 million) on the EPIL III Notes issued in March 2001; and $43.0 million (2001: $43.0 million) on the EPIL II Notes issued in June 2000. Elan expenses the subsequent funding it provides directly to business ventures. This is expensed within the interest and other expense line. Elan expensed $23.9 million and $24.6 million for this subsequent funding, in 2002 and 2001, respectively.

Income from financial assets decreased by 43% to $138.5 million for 2002 from $241.5 million for 2001. Interest and other income decreased to $86.3 million for 2002 from $159.2 million in 2001, reflecting lower cash balances and reduced investment income during 2002. Gains on financial assets decreased to $12.1 million in 2002 from $80.5 million in 2001. Gains on financial assets in 2001 includes $31.5 million for the sale of approximately 20% of Athena Diagnostics in December 2001. Income from financial assets for 2002 also included a gain of $37.7 million on the repurchase of LYONs. Foreign exchange gains amounted to $2.4 million in 2002 and $1.8 million in 2001.

For additional information regarding net interest and other expense, please refer to Note 5 to the Consolidated Financial Statements.

For additional information regarding indebtedness, please refer to Note 16 to the Consolidated Financial Statements and to "Debt Facilities" in this Financial Review.

TAXATION

Tax on profit on ordinary activities increased by 14% to $19.8 million for 2002 from $17.4 million for 2001. The tax charges reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents, which is exempt from tax, foreign withholding tax and the availability of tax losses. Elan's Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption.

For additional information regarding taxation, please refer to Note 8 to the Consolidated Financial Statements.

DISCONTINUED OPERATIONS

Following the sale of Athena Diagnostics and the Abelcet business (U.S., Canadian and any Japanese rights to Abelcet and certain related assets), and the return of the dermatology products to GSK, the results of these operations for the year and comparatives have been reported separately as discontinued operations. For additional information on discontinued operations, please refer to Note 7 to the Consolidated Financial Statements.

RETAINED LOSS

Retained loss for the year, after exceptional items, was $3,615.1 million for 2002 compared to a loss of $887.2 million for 2001. Before exceptional items, retained loss was $675.7 million for 2002 compared to a retained profit of $77.4 million for 2001. Basic loss per


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        41

FINANCIAL REVIEW
--------------------------------------------------------------------------------

share, after exceptional items, was $10.34 for 2002, compared to $2.64 for 2001. Basic loss per share, before exceptional items, was $1.93 for 2002 compared to basic earnings per share of $0.23 for 2001. Diluted loss per share, after exceptional items, was $10.34 for 2002, compared to $2.64 for 2001. Diluted loss per share, before exceptional items was $1.93 for 2002 compared to diluted earnings of $0.22 per share for 2001.

2001 COMPARED TO 2000

REVENUE

Total revenue for 2001 increased by 34% to $1,740.7 million from $1,302.0 million for 2000.

Total revenue is analysed as follows:

                                                    2001          2000
PRODUCT REVENUE                                       $M            $M
-----------------------------------------------------------------------
(A) Revenue from Retained Products(1)
-----------------------------------------------------------------------
U.S. Promoted Products
Maxipime(2)                                         86.3           7.6
Azactam(2)                                          46.4           4.5
Zonegran(3)                                         37.8          12.6
Pain Portfolio(4)                                   15.4            --
Myobloc(5)                                          10.5            --
-----------------------------------------------------------------------
                                                   196.4          24.7
U.S. Non-promoted Products
Zanaflex(6)                                        161.7          91.0
Other                                               47.4          60.5
-----------------------------------------------------------------------
                                                   209.1         151.5
-----------------------------------------------------------------------
Non-U.S. Product Revenue
Abelcet(7)                                          17.2           8.6
Dilzem                                              12.6          10.7
Other                                               61.8          48.5
-----------------------------------------------------------------------
                                                    91.6          67.8
-----------------------------------------------------------------------
Contract manufacturing and royalties               113.4         160.1
-----------------------------------------------------------------------
TOTAL REVENUE FROM RETAINED PRODUCTS               610.5         404.1
-----------------------------------------------------------------------
(B) Revenue from Divested Products(8)
-----------------------------------------------------------------------
Skelaxin                                           117.9          81.5
Sonata(9)                                            2.3            --
Abelcet(7)                                          72.0          55.1
Dermatology(2)                                      61.8           7.1
Diagnostics                                         51.7          70.2
Product rationalisations(10)                       231.4            --
Product sales of rationalised products             101.7         146.5
-----------------------------------------------------------------------
                                                   638.8         360.4
(C) Co-promotion Fees
-----------------------------------------------------------------------
Autoimmune                                          15.9            --
Pharma Marketing                                   141.8          61.1
-----------------------------------------------------------------------
                                                   157.7          61.1
-----------------------------------------------------------------------
TOTAL PRODUCT REVENUE                            1,407.0         825.6
-----------------------------------------------------------------------
CONTRACT REVENUE
-----------------------------------------------------------------------
Licence fees                                       173.6         393.0
Pharma Marketing / Autoimmune                       58.7          27.6
Research revenue & milestones                      101.4          55.8
-----------------------------------------------------------------------
TOTAL CONTRACT REVENUE                             333.7         476.4
-----------------------------------------------------------------------
TOTAL REVENUE                                    1,740.7       1,302.0
-----------------------------------------------------------------------

(1) Products described as "Retained Products" include products or businesses not divested and not subject to divestment agreements. Elan may divest such products as part of its recovery plan.

(2) Acquired pursuant to the acquisition of Dura in November 2000.

(3) Launched in the United States in May 2000.

(4) Acquired from Roxane in September 2001.

(5) Launched in the United States in December 2000.

--------------------------------------------------------------------------------
42

--------------------------------------------------------------------------------

(6) While Zanaflex was promoted during both 2001 and 2000, it is shown here under "U.S. Non-promoted Products" for consistency with the presentation shown on page 31.

(7) Acquired pursuant to the acquisition of Liposome in May 2000.

(8) Products described as "Divested Products" include products or businesses divested since the beginning of 2001, and products or businesses subject to divestment agreements.

(9) Assumed responsibility for U.S. marketing in December 2001.

(10) Exceptional product revenue.

REVENUE

Product Revenue

Product revenue, after exceptional items in 2001, increased by 70% to $1,407.0 million for 2001 from $825.6 million for 2000, primarily resulting from product revenue from product rationalisations, the inclusion for a full year in 2001 of product revenue from corporate acquisitions made during 2000, primarily Dura and Liposome, increased revenue from product co-promotion and marketing activities and organic growth. The increase was 43% before exceptional product revenue of $225.8 million in 2001. Product rationalisations, which consisted of the sale of certain product rights and related inventory as described below through outright sale or pursuant to distribution and royalty arrangements, contributed $231.4 million to product revenue in 2001. This amount has been included in exceptional items. Product revenue arising from the acquisitions of Dura and Liposome increased by 775% and 37% to $279.1 million and $87.2 million, respectively, for 2001 as compared to 2000. Product revenue from Zanaflex and Skelaxin increased by 78% and 45% to $161.7 million and $117.9 million, respectively, for 2001 as compared to 2000. Product revenue from product co-promotion and marketing activities, which resulted from Elan's risk-sharing arrangements with Pharma Marketing and Autoimmune, increased by 158% to $157.7 million in 2001 from $61.1 million in 2000. The increase in product revenue for 2001 was offset, in part, by reduced revenue on the products rationalised during 2001 and by reduced revenue from Naprelan and Ceclor CD. Product sales of rationalised products, which represents revenue prior to rationalisation, was $101.7 million for 2001, compared to $146.5 million for 2000. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001, reflecting factors including competition and less promotional focus by Elan. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001, reflecting generic competition.

In both 2001 and 2000, Zanaflex accounted for 11% of product revenue. No other product accounted for more than 10% of product revenue in either 2001 or 2000.

Product Rationalisations

During 2001, Elan reorganised its sales force into five groups, consisting of primary care, hospital, neurology, specialty/dermatology and clinical sales consultants. Sales force activity was redirected to promote Zanaflex, Skelaxin, Abelcet, Azactam, Maxipime, Myobloc, Zonegran and Cutivate. Elan also commenced a product acquisition and marketing alliance strategy to access brands meeting certain commercial criteria established by Elan. Conversely, pursuant to its rationalisation programme, Elan rationalised certain of its products that did not meet its commercial criteria. This rationalisation programme generated product revenue and profits for Elan. The commercial criteria on which the promoted products were chosen, and against which product acquisitions or marketing alliances were evaluated, included potential future revenue from the product; whether the product was in a therapeutic area in which Elan marketed products or had pipeline products; whether the product was a niche product; and whether Elan's drug delivery technologies could be utilised to enhance the value of the product. For example, Elan assumed responsibility for the U.S. marketing rights of Sonata in December 2001 pursuant to its marketing alliance with Wyeth and acquired the Roxane pain management products from Roxane in September 2001.

In 2001, Elan rationalised Diastat, Entex, Furadantin, Midrin, Mysoline, Nasalide, Nasarel and Permax. These rationalisations were accomplished through outright sales or pursuant to distribution and royalty arrangements. The rationalised products did not fit with Elan's commercial criteria. Some of these products would also have suffered over time from the withdrawal of promotional support by Elan. In certain cases, the products were also facing other challenges such as the potential for generic competition.

Revenue generated from product rationalisations is recorded as product revenue. Elan recorded net product revenue of $231.4 million from product rationalisations in 2001. This is recorded as exceptional product revenue. The rationalised products generated revenue prior to rationalisation of $101.7 million for 2001, compared to $146.5 million for 2000.

The following table lists each product rationalised in 2001, the Company to which the product was rationalised and the net revenue recorded by Elan in 2001 from the rationalisation. Net income from product rationalisations in 2001 amounted to $215.8 million.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        43

FINANCIAL REVIEW
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                                         NET REVENUE
PRODUCT RATIONALISED     COMPANY                                                                  $M
----------------------------------------------------------------------------------------------------
(A) Diastat              Xcel                                                            97.0
----------------------------------------------------------------------------------------------------
(A) Mysoline             Xcel                                                            23.5
----------------------------------------------------------------------------------------------------
(B) Nasarel/Nasalide     IVAX Corporation ("IVAX")                                       62.6
----------------------------------------------------------------------------------------------------
(C) Permax               Amarin Corporation, plc ("Amarin")                              10.7
----------------------------------------------------------------------------------------------------
(D) Entex                Andrx Corporation ("Andrx")                                     12.8
----------------------------------------------------------------------------------------------------
(D) Midrin               Women First Healthcare, Inc. ("WFHC")                           13.6
----------------------------------------------------------------------------------------------------
(D) Furadantin           First Horizon Pharmaceutical Corporation ("First Horizon")      11.2
----------------------------------------------------------------------------------------------------
                                                                                        231.4
----------------------------------------------------------------------------------------------------

(A) Diastat/Mysoline

Xcel was formed in January 2001. Xcel is a specialty pharmaceutical company with an initial focus on neurology. Mr Cam Garner, Mr Michael Borer and Mr John Cook, founders of Xcel, were previously employed by Dura, a company Elan acquired in November 2000. Mr James Fares, a founder of Xcel, was previously employed by Elan.

Elan rationalised the product rights and related inventory of Diastat to Xcel on 31 March 2001. Elan subsequently rationalised the product rights and related inventory of Mysoline to Xcel. Both these products fall within Xcel's focus on neurology. Diastat and Mysoline are products used for the treatment of epilepsy. Under the product agreements, Xcel acquired worldwide rights to Diastat and exclusive rights to Mysoline in the United States. Elan received aggregate cash consideration of $160.0 million for Diastat and Mysoline. Elan also had a royalty right of between 5% and 20% on net sales of Mysoline by Xcel. After reducing the carrying value of the related intangible assets, Elan recorded net revenue of $97.0 million and $23.5 million on the rationalisation of Diastat and Mysoline, respectively, in 2001.

On 30 March 2001, Xcel raised net proceeds of $69.6 million from issuing convertible preferred stock. Elan purchased $15.0 million of this convertible preferred stock, representing approximately 16% of Xcel's equity on a fully diluted basis. On this date, two venture capital funds and their affiliates purchased 54% of Xcel's equity on a fully diluted basis.

On 31 March 2001, Elan provided a loan of $99.0 million to Xcel. Elan also provided a $10.0 million line of credit to Xcel, which was drawn down in June 2002.

Mr Erle Mast, who, at the time, was an Elan employee, became a member of Xcel's board of directors in February 2002.

On 1 April 2003, Elan announced that it received $89.5 million in cash from Xcel in exchange for all of Elan's shareholding in, and loans to, Xcel. In addition, the royalty right on net sales of Mysoline was terminated. The net carrying value of the shares and loan notes was written down during 2002 by $34.5 million.

(B) Nasarel/Nasalide

IVAX is engaged in the research, development, manufacturing and marketing of branded and brand equivalent (generic) pharmaceuticals and veterinary products in the United States and international markets. In September 2001, Elan rationalised the product rights and related inventory of Nasarel and Nasalide to IVAX. Elan received cash consideration of approximately $120.0 million for Nasarel and Nasalide and retained a royalty right of between 5% and 10% on net sales of Nasarel and Nasalide by IVAX. After reducing the carrying value of the related intangible assets, Elan recorded net revenue of $62.6 million on the rationalisation of Nasarel and Nasalide in 2001.

(C) Permax

Amarin is a specialty pharmaceutical company focused on neurology and pain management. Mr Thomas Lynch, an employee of Elan and formerly its executive vice chairman, and Mr John Groom, a director of Elan, serve on Amarin's board of directors. Mr Lynch is non-executive chairman of Amarin. Mr Michael Coffee and Mr Donald Joseph, both employees of Amarin, were previously employed by
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In May 2001, Elan and Amarin entered into a distribution and option agreement, whereby Amarin agreed to market and distribute Permax in the United States, and was granted an option to acquire rights to the product from Elan. Permax is used for the treatment of Parkinson's disease and falls within Amarin's focus on neurology. In September 2001, this agreement was amended, whereby Amarin was appointed the sole distributor of Permax in the United States until August 2002. Elan recorded consideration of $45.0 million under the terms of the amended distribution and option agreement and retained a royalty right of 3.5% on net sales of Permax by Amarin from 1 January 2002 through the date on which Amarin exercised or terminated its option to acquire Permax. In 2001, Elan also recorded a net amount of $6.2 million from Amarin for distribution fees and royalties on sales of Permax. After reducing the carrying value of the Permax intangible and equity accounting, Elan recorded net revenue from Amarin of $16.9 million in 2001 which includes the distribution revenue. Amarin's option to purchase Permax was exercisable between September 2001 and May 2002 for an exercise price of $37.5 million, payable $7.5 million on exercise of the option and $2.5 million in quarterly instalments thereafter, and a royalty of between 7% and 10% on future net sales of Permax by Amarin. The royalty would have been reduced or increased by up to $8.0 million if Permax revenues in 2003 and 2004 are less than (for a royalty reduction) or greater than (for a royalty increase) $26.0 million and $16.0 million, respectively. On 11 March 2002, Amarin exercised its option to acquire Permax and paid Elan the first instalment of the exercise price of $7.5 million.

Elan has not recognised the unpaid option exercise price, but rather intends to record such consideration as it is received due to uncertainties surrounding its ultimate collectibility. In January 2003, in addition to the amendments described below, Elan and Amarin agreed to amend certain terms of their agreements including a reduction of $7.5 million in the total quarterly deferred option payments due to Elan in 2004 and 2005, incurred in connection with the acquisition of the Permax rights by Amarin, and the inclusion of Elan's shares in the registration statement filed for the investors in connection with the private placement described below. Elan has agreed not to sell any of those shares until 1 October 2003, with certain exceptions. Further as described below, Elan and Amarin further amended their agreements in August 2003, such that Amarin may discharge in full its obligations to Elan under the loans referred to above and its remaining obligations to Elan arising from its exercise of the Permax option for a payment of $30.0 million.

In connection with the amended distribution and option agreement, Elan provided a loan of $45.0 million to Amarin. The loan bears interest at a rate equal to London Interbank Offered Rate ("LIBOR") plus a margin of 2%. The loan originally matured on 28 September 2002. In July 2002, the maturity date of the loan was amended to $2.5 million payable in July 2002 (repaid in July 2002), $17.5 million payable in September 2002, $10.0 million payable in September 2003 and $15.0 million payable in September 2004. In January 2003, $19.9 million of this loan, including interest of $2.4 million, was repaid by Amarin and the maturity of the remaining amount of the loan was amended to $10.0 million payable in September 2004 and $15.0 million payable in September 2005. Futher amendments to the agreements with Amarin were entered into during August 2003 and are described below.

During 2001, Elan granted Amarin a purchase option to acquire Zelapar. Zelapar is a fast melt formulation of selegiline for the treatment of Parkinson's disease. The purchase option was amended in January 2003, and was exercisable until 30 days after FDA approval of Zelapar. If Amarin exercised the option Elan would have received approximately $10 million, and may have additionally received revenue-contingent milestone payments of up to $32.5 million. Elan would have also received a royalty of 12.5% on future net sales of Zelapar by Amarin. Futher amendments to the agreements with Amarin were entered into during August 2003 and are described below.

In August 2003, Elan and Amarin agreed to further amend certain terms of their agreements whereby Amarin has until 31 December 2003 to pay $30.0 million to Elan. If Amarin does so, all loans referred to above and outstanding deferred payments due in connection with the purchase of Permax will be discharged in full, and Amarin will be deemed to have exercised its option to acquire Zelapar. Elan will additionally receive a royalty of 12.5% of net sales of Zelapar by Amarin, and may receive a future revenue-contingent milestone payment of $10.0 million in ordinary shares of Amarin if annual sales of Zelapar exceed $20.0 million. Further, in the event that Amarin raises in excess of $40.0 million from financings or specified asset sales by 30 June 2004, Amarin will be obliged to apply half the excess, up to a maximum of $10.0 million, to reduce the rate of the royalty on net sales. The royalty rate will be reduced by 0.5% of net sales for each $1.0 million paid to Elan. If Amarin does not pay Elan $30.0 million by 31 December 2003, then all such debts and deferred payments will become due and payable on demand by Elan and the Zelapar option will be deemed cancelled and non-exercisable. In that event, Elan will additionally be entitled at its option to convert all amounts owed to the Group by Amarin into ordinary shares of Amarin at any time. The amounts owed will be converted into Amarin ordinary shares at a price equivalent to the average closing price per Amarin share for the five days prior to the date that the option to convert is exercised. Amarin granted to Elan fixed and floating security over its assets and business to secure payments due to Elan. This security will be reduced to $5.0 million in the event that Amarin pays the $30.0 million amount referred to above by 31 December 2003. The royalty increase or decrease for Permax based on sales in 2003 and 2004 was eliminated. Amarin is entitled to redeem the Permax royalty at any time by paying $700,000 to Elan. All quarterly payments due in connection with the purchase of Permax and all loan interest payments due are subject to a moratorium that expires on 31 December 2003.

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At 31 December 2002, Elan held approximately 27% of the outstanding ordinary shares of Amarin and also held preferred shares convertible into, approximately, an additional 12% of Amarin's equity on a fully diluted basis. On 28 January 2003, Amarin announced the completion of a private placement for gross proceeds of $21.2 million. In connection with this transaction Elan also converted 2,000,000 Amarin convertible preference shares into ordinary shares. As a result of these transactions, Elan's share ownership in Amarin is approximately 26% on a fully diluted basis.

Under Irish GAAP Elan accounted for Amarin using the equity method, based on Elan's fully diluted equity investment in Amarin in 2001 and 2002. Amarin is a related party to Elan. Elan recorded net revenue from Amarin of $4.8 million in 2002 (2001: $16.9 million). Elan's total investment in Amarin at 31 December 2002 amounted to $63.2 million, consisting of loans, including interest, of $44.8 million and $6.5 million and a net equity investment of $11.9 million. As described above, Amarin repaid $17.5 million of this loan and interest of $2.4 million in January 2003. In addition, Elan has trading balances due from Amarin of $13.7 million at 31 December, 2002 (2001:$Nil).

Amarin's financial position at 31 December 2002 was as follows: current assets Sterling29.6 million (2001: Sterling28.6 million), non-current assets Sterling31.0 million (2001: Sterling33.9 million), current liabilities Sterling41.6 million (2001: Sterling36.9 million) and non-current liabilities Sterling22.8 million (2001: Sterling5.2 million).

Amarin's results of operations for the year ended 31 December 2002 were as follows: turnover Sterling40.6 million (2001: Sterling39.2 million), gross profit Sterling22.0 million (2001: Sterling23.4 million), operating loss from continuing operations Sterling20.3 million (2001: Sterling3.5 million) and loss for the financial year Sterling23.0 million (2001: Sterling3.3 million).

(D) Other Product Rationalisations

In June 2001, Elan rationalised the product rights and related inventory of Entex to Andrx. Andrx is a corporation that commercialises controlled-release oral pharmaceuticals using its proprietary drug delivery technologies. Elan received cash consideration of $14.7 million and retained a royalty of 10% on sales of Entex for 10 years from 2002. If annual sales of Entex exceed $10.0 million, Andrx will make additional royalty payments to Elan of 5% on sales in excess of $8.0 million. Elan recorded net revenue of $12.8 million on the rationalisation of Entex in 2001. The royalties are subject to a cap of $0.8 million per annum if Andrx reformulates the product.

In June 2001, Elan rationalised the product rights and related inventory of Midrin to WFHC. WFHC is a specialty pharmaceutical company dedicated to improving the health and well-being of midlife women. Elan received cash consideration of $15.0 million and retained a royalty right of 10% on net sales of Midrin by WFHC for 10 years from 2002. Elan recorded net revenue of $13.6 million on the rationalisation of Midrin in 2001. The maximum annual royalty receivable is $0.5 million from 2003. Elan provided a loan to WFHC in the form of an $11.0 million convertible promissory note. Elan will earn interest on the note at a rate of 7% per annum. The note matures in June 2008. In addition, Elan purchased 400,000 shares of WFHC common stock for $4.0 million.

In December 2001, Elan rationalised the product rights and related inventory of Furadantin to First Horizon for cash consideration of $16.0 million. First Horizon is a specialty pharmaceutical company that markets and sells brand name prescription products. After reducing the carrying value of the Furadantin intangible, Elan recorded net revenue of $11.2 million on the rationalisation of Furadantin in 2001.

Contract Revenue

Contract revenue decreased by 30% to $333.7 million for 2001 from $476.4 million for 2000, primarily reflecting a reduction in licence fees of $219.4 million mainly due to fewer new business venture agreements entered into during 2001, offset, in part, by an increase in research revenue of $45.6 million. Aggregate contract revenue from Pharma Marketing and Autoimmune increased by 113% to $58.7 million in 2001 from $27.6 million in 2000.

Fee revenue from the business venture programme decreased by 46% to $172.5 million for 2001, compared to $321.2 million for 2000. Research revenue from the business venture programme was $15.0 million and $15.4 million in 2001 and 2000, respectively.

Major Customers

Cardinal Health and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan's total revenue for 2001. No other customer accounted for more than 10% of revenue in 2001. No customer accounted for more than 10% of revenue in 2000.

COST OF SALES

Cost of sales, after exceptional items, increased by 23% to $386.8 million for 2001 from $315.5 million for 2000. The increase was 33% before exceptional items of $22.8 million in 2001 and $42.0 million in 2000. The increase, before exceptional items, primarily reflects the


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inclusion in 2001 of a full year's product cost of sales from the acquisitions of Dura and Liposome and the increased sales volume on other products such as Zanaflex and Skelaxin. The gross margin on total revenue, before exceptional items, was approximately 76% for 2001 and 79% for 2000. Gross margin on total revenue, after exceptional items, was 78% in 2001 and 76% in 2000. Gross margin on product revenue, before exceptional items, increased to 69% in 2001 from 67% in 2000, primarily reflecting higher revenue from directly marketed products with above average gross margins such as Zanaflex, Skelaxin, Maxipime and Abelcet.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses, after exceptional items, increased by 363% to $1,781.7 million for 2001 from $384.9 million for 2000. The increase was 84% before exceptional items of $1,084.2 million in 2001 and $5.3 million in 2000. The increase, before exceptional items, primarily reflects the inclusion of Dura and Liposome for a full year in 2001 (including a full year's amortisation charges for the related goodwill and intangibles), the expansion of Elan's existing U.S. activities and the building of Elan's European infrastructure. The increases in selling, general and administrative expenses in 2001 that arose from the inclusion of Dura for a full year, the inclusion of Liposome for a full year, the expansion of Elan's existing U.S. activities and the building of Elan's European infrastructure were $167.3 million, $26.9 million, $55.2 million and $19.2 million, respectively.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, after exceptional items, increased by 32% to $401.9 million for 2001 from $305.3 million for 2000. The increase was 18% before exceptional items of $78.6 million in 2001 and $32.0 million in 2000. The increase, before exceptional items, primarily reflects a higher level of research and development activities in Core Elan, principally for Antegren, AN-1792 and Myobloc, and in Elan Enterprises.

EXCEPTIONAL ITEMS

In 2001, Elan incurred net exceptional charges of $964.6 million.

Exceptional revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million. The exceptional cost of sales related to product rationalisation revenue was $15.6 million.

Exceptional selling, general and administrative expenses were $1,084.2 million in 2001. $1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for Naprelan, Ceclor CD and Myambutol were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments to patents and licences amounted to $5.0 million.

Elan acquired Neurex in August 1998 for $810.0 million. Neurex was developing Prialt. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for Prialt.

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and to Elan's decision to focus its research and development efforts in other areas.

Ceclor CD and Myambutol were written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001, which has reduced projected revenues and profitability from these products. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. Naprelan was written down due to lower than forecast revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for Naprelan in the future and this has been reflected in the projections for this product. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001.

Other exceptional selling, general and administrative expenses were $74.4 million. These primarily relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan's U.S. Biopharmaceuticals business.

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Exceptional research and development expenses were $78.6 million in 2001. These mainly relate to severance, integration and similar costs and asset write-downs arising from the re-organisation, closure or scaling back of various drug delivery programmes and sites. Also included were costs of certain research programmes that Elan does not intend to complete. These were the estimated costs incurred pending closure or sale.

Exceptional net interest and other expenses were $6.8 million in 2001. These mainly relate to costs associated with the redemption in March 2001 of the 4.75% Exchangeable Notes issued by Athena Neurosciences.

In 2000, Elan incurred exceptional charges of $113.6 million. In November 2000, the FDA requested that the pharmaceutical industry voluntarily cease the distribution and marketing of products containing phenylpropanolamine ("PPA"). The Company ceased shipment of the products containing PPA and withdrew them from customers' warehouses and retail shelves. In connection with the termination of this activity, Elan incurred an exceptional charge of $35.6 million, primarily for product returns and the write-off of inventory and product intangible assets. Elan incurred charges of $0.6 million arising from the acquisition of Dura. Elan incurred charges of $10.4 million arising from the termination of certain research and development projects and charges of $21.4 million relating to the write-down of certain intangible assets arising from a change in focus of Elan's business. Elan incurred charges of $22.2 million arising from a rationalisation of its Biopharmaceuticals business unit, primarily relating to severance costs and the transfer of most pharmaceutical distribution activities and certain inventory to one location in the United States, resulting in exceptional inventory write-offs. The remaining exceptional charges primarily related to asset write-downs.

For additional information regarding exceptional charges, please refer to Note 3 to the Consolidated Financial Statements.

NET INTEREST AND OTHER (EXPENSE)/INCOME

Net interest and other expense was $50.4 million for 2001 as compared with net interest and other income of $88.6 million for 2000. Interest payable and similar charges increased by 110% to $291.9 million for 2001 from $138.8 million for 2000, primarily reflecting interest payable of $40.3 million on the 7.25% Senior Notes, interest payable of $35.4 million on the EPIL III Notes issued in March 2001, an increase of $21.1 million due to the inclusion for 2001 of a full year of interest payable on the EPIL II Notes issued in June 2000 and increased financing and other fees. Elan expenses the subsequent funding it provides directly to business ventures. This is expensed within the interest and other expense line. Elan expensed $24.6 million and $10.0 million for this subsequent funding, in 2001 and 2000, respectively. Income from financial assets increased by 6% to $241.5 million for 2001 from $227.4 million for 2000. Interest and other income increased to $159.2 million for 2001 from $112.5 million in 2000. Gains on financial assets decreased to $80.5 million in 2001 from $109.3 million in 2000. Gains on financial assets in 2001 includes $31.5 million for the sale of approximately 20% of Athena Diagnostics in December 2001. Foreign exchange gains amounted to $1.8 million in 2001 and $5.6 million in 2000.

For additional information regarding net interest and other expense, please refer to Note 5 to the Consolidated Financial Statements.

For additional information regarding indebtedness, please refer to Note 16 to the Consolidated Financial Statements and to "Debt Facilities" in this Financial Review.

TAXATION

Tax on profit on ordinary activities increased by 93% to $17.4 million for 2001 from $9.0 million for 2000. The tax charges reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents which is exempt from tax, foreign withholding tax and the availability of tax losses. Elan's Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption.

For additional information regarding taxation, please refer to Note 8 to the Consolidated Financial Statements.

RETAINED (LOSS)/PROFIT

After exceptional items, retained (loss)/profit for the year decreased to a retained loss of $887.2 million for 2001 from a retained profit of $342.1 million for 2000. Retained profit for the year, before exceptional items, decreased by 83% to $77.4 million for 2001 from $455.7 million for 2000. Basic loss per share, after exceptional items, was $2.64 for 2001, compared to basic earnings per share of $1.19 for 2000. Basic earnings per share, before exceptional items, decreased by 86% to $0.23 for 2001 from $1.59 for 2000. The percentage


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decrease in basic earnings per share, before exceptional items, was greater than the percentage decrease in retained profit, before exceptional items, primarily due to the higher number of Elan's ordinary shares (the "Ordinary Shares") in issue. Elan issued an aggregate of approximately 18 million Ordinary Shares for the exercise of warrants and options during 2001, including approximately 10 million Ordinary Shares on the exercise of the Series A warrants issued by Axogen. Elan also issued approximately 9 million Ordinary Shares in exchange for the 4.75% Exchangeable Notes issued by Athena Neurosciences in November 1997, which were redeemed in March 2001. Diluted loss per share, after exceptional items, was $2.64 for 2001, compared to diluted earnings per share of $1.10 for 2000. Diluted earnings per share, before exceptional items, decreased by 85% to $0.22 for 2001 from $1.46 for 2000.

RISK-SHARING ARRANGEMENTS

PHARMA MARKETING

In June 2000, Elan disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. Elan holds no investment in Pharma Marketing and has no representative on its board of directors. Concurrent with the private placement, Pharma Marketing entered into a Program Agreement with Elan. The Program Agreement, which substantially regulates the relationship between Elan and Pharma Marketing, represents a risk-sharing arrangement between Elan and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product which contains the active ingredient included in such product for any other designation): (i) Frova, for the treatment of migraine; (ii) Myobloc, for the treatment of cervical dystonia; (iii) Prialt, for the treatment of acute pain and severe chronic pain; (iv) Zanaflex, for the treatment of spasticity and painful spasm; and (v) Zonegran, for the treatment of epilepsy. Pharma Marketing agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were made on a quarterly basis based on the actual costs incurred by Elan. Elan did not receive a margin on these payments.

Elan's revenue from Pharma Marketing was $31.3 million for 2002, consisting of $24.0 million for commercialisation expenditures, which has been recorded as product revenue, and $7.3 million for development expenditures, which has been recorded as contract revenue. Pursuant to the Program Agreement, Pharma Marketing utilised all of its available funding by mid-2002. Elan will not receive any future revenue from Pharma Marketing. Elan's revenue from Pharma Marketing was $189.8 million for 2001, consisting of $141.8 million for commercialisation expenditures and $48.0 million for development expenditures. In 2002, the royalty rate on net sales of all designated products was 15.79% on the first $122.9 million of net sales and 3.51% for net sales above $122.9 million. Elan paid aggregate royalties of $24.1 million for 2002. This was recorded as a cost of sales. In 2001, the royalty rate on net sales of Zanaflex was 8.44% on the first $38.0 million of net sales and 1.88% for net sales of Zanaflex above $38.0 million. No royalties were payable on the other products in 2001. Elan paid aggregate royalties of $5.6 million for 2001.

In December 2001, the Program Agreement was amended such that Elan re-acquired the royalty rights to Myobloc and disposed of royalty rights on Sonata to Pharma Marketing. The amendment was transacted at estimated fair value. The board of directors and shareholders of Pharma Marketing approved this amendment. The estimated difference in relative fair value between the royalty rights on Sonata and the royalty rights on Myobloc was $60.0 million. This amount was paid to Pharma Marketing by Elan in cash and was capitalised by Elan as an intangible asset.

Under the original agreements, Elan could have, at its option at any time prior to 30 June 2003, acquired the royalty rights by initiating an auction process. This date was extended to 3 January 2005 under the settlement with Pharma Marketing and Pharma Operating described below. In addition, the holders of Pharma Marketing common shares may initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties will negotiate in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $413 million at 31 December 2002 and increased by approximately 25% annually (less royalty payments). The purchase price was reduced under the settlement with Pharma Marketing and Pharma Operating described below. If the parties are unable to agree on a purchase price and Elan elects not to exercise its right to re-acquire the royalty rights at the maximum purchase price, or if Elan elects not to initiate the auction process prior to the option termination date, Pharma Marketing can dispose of the royalty rights in an auction to the highest bidder or retain the royalty rights. If Elan does not acquire the royalty rights, the royalty rates increase annually up to a maximum blended effective royalty rate of 52.5% on aggregate net sales of the products by 2005.

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among

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other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent Pharma Marketing, agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan's obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which is to be tested on a quarterly basis, is less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, Elan Pharmaceuticals, Inc. ("EPI") and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, Elan Pharma Limited ("EPL") and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003. Negotiations have not begun for Germany, France, Spain or Italy. The parties have agreed that each of the security agreements will provide for the release of Pharma Operating's lien on any accounts receivable of a product or service in which Elan disposes of all or a substantial portion of its rights. Accordingly, Elan does not expect that any of the security arrangements with Pharma Operating will limit Elan's ability to dispose of assets in connection with the recovery plan.

AUTOIMMUNE

In December 2001, Autoimmune, in an initial tranche, completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds to Autoimmune of $95.0 million. In the same initial tranche, Elan purchased non-voting preferred shares of Autoimmune's subsidiary for an aggregate purchase price of $37.5 million. Elan had no representative on the board of directors of Autoimmune. The existing group of institutional investors and Elan also committed to a second investment tranche in the same amounts to be completed in April 2003, subject to certain conditions. Autoimmune entered into a Program Agreement with Elan. The Program Agreement, which substantially regulated the relationship between Elan and Autoimmune, represented a risk-sharing arrangement among the companies. Under the terms of the Program Agreement, Autoimmune acquired royalty rights to each of the following products and development projects for the designated indications: (i) Antegren, for the treatment of relapsing forms of MS, moderate-to-severe inflammatory bowel disease, including Crohn's disease and ulcerative colitis, and moderate-to-severe rheumatoid arthritis; (ii) Maxipime, for the treatment of infection; (iii) Azactam, for the treatment of infection; and (iv) Abelcet, for the treatment of severe fungal infection. Autoimmune also acquired royalty rights on certain development projects, as well as any other product subsequently developed or acquired by Elan that had an indication substantially the same as Maxipime, Azactam or Abelcet and that would be in direct competition with Maxipime, Azactam or Abelcet. Autoimmune agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were to be made on a quarterly basis based on actual costs incurred by Elan. Elan did not receive a margin on these payments. Elan's revenue from Autoimmune was $68.7 million for 2002, consisting of $38.8 million for commercialisation expenditures, which has been recorded as product revenue, and $29.9 million for development expenditures, which has been recorded as contract revenue. Elan's revenue from Autoimmune was $26.6 million for 2001, consisting of $15.9 million for commercialisation expenditures, and $10.7 million for development expenditures. Elan received no revenue from Autoimmune since June 2002. Elan will not receive any future revenue from Autoimmune. No royalties were payable to Autoimmune by Elan in either 2002 or 2001.




Under the original agreement, Elan could, at its option at any time prior to April 2005, acquire the royalty rights by initiating an auction process. In addition, the holders of the Autoimmune common shares could initiate the auction process earlier upon the occurrence of certain events. If the auction process had not been initiated prior to October 2004, it would have automatically commenced. Pursuant to the auction process, Elan and Autoimmune would have negotiated in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. This maximum purchase price increased at various rates, approximately 25% annually, subject to certain conditions.


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In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administrative expense arising from the acquisition of Autoimmune.

CAPITALISATION AND LIQUIDITY

Elan had net debt of $1,295.8 million at 31 December 2002, consisting of outstanding debt of $2,382.3 million, less cash and liquid resources, excluding managed funds, of $1,086.5 million. For additional information regarding Elan's net debt, please refer to Note 30c to the Consolidated Financial Statements.

CASH FLOW

Cash flow from operating activities amounted to $259.6 million for 2002 compared to $524.6 million for 2001. Included in cash flow from operating activities for 2002 was $195.0 million from proceeds of the product disposal programme entered into as part of the recovery plan, consisting of $100.0 million received from Ligand in relation to Avinza, $45.0 million received from Watson in relation to nifedipine, and $50.0 million received from Anesta in relation to Actiq. Cash flow from operating activities for 2001 included $360.9 million from product rationalisations.

Cash outflow from capital expenditure and financial investment amounted to $615.5 million for 2002 compared to $947.3 million in 2001. This comprised net cash expended to acquire tangible and intangible fixed assets of $467.7 million (2001: $394.3 million), a payment of $121.0 million made to acquire product royalty rights held by Autoimmune and $38.5 million received on disposal of an investment in Autoimmune and net cash expended to acquire financial assets of $71.7 million (2001: $553.0 million). Also included was a net cash inflow of $6.4 million from the sale of EPIL III investments in connection with the repayment of the EPIL III debt.

Cash paid for acquisitions was $Nil in 2002, compared to $9.5 million in 2001. Cash of $361.3 million was received in 2002 primarily from the disposal of the Abelcet business. Cash received for the disposal of the remaining holding in Athena Diagnostics (approximately 80%) was $81.8 million; approximately 20% of Athena Diagnostics was disposed in 2001 for $41.9 million.

Elan's initial investment in business ventures and business venture parents, arising from the formation of business ventures, was $Nil and $229.2 million in 2002 and 2001, respectively. Elan invested $83.4 million and $92.2 million in 2002 and 2001, respectively, in business venture parents, apart from such initial investment.

During 2002, Elan had cash outflows from financing activities of $681.1 million, primarily reflecting an outflow of $325.0 million for the repayment of borrowings under the revolving credit facility, a cash outflow of $160.0 million in connection with the maturity of the EPIL III Series A Guaranteed Notes, and repayment of the 3.5% Convertible Notes in the amount of $62.6 million. In December 2002, Elan repurchased approximately 19% of the LYONs for $149.8 million. This is included in the Consolidated Statement of Cash Flows as $126.9 million within financing activities and $22.9 million within returns on investments and servicing of finance.

During 2001, Elan had cash inflows from financing activities of $1,277.6 million, primarily reflecting proceeds of $650.0 million from the issuance of the 7.25% Senior Notes and $550.0 million from the issuance of the EPIL III Notes, net proceeds of $125.0 million from additional borrowings under Elan's revolving credit facility and proceeds of $304.8 million from the issuance of share capital, offset, in part, by the repayment of the 8.43% guaranteed senior notes due June 2002 (the "8.43% Guaranteed Notes") in the amount of $350.0 million.

CASH, LIQUID RESOURCES AND FINANCIAL ASSETS

Cash and liquid resources amounted to $1,086.5 million at 31 December 2002. This includes restricted cash of $29.4 million, consisting of certain of the cash held by EPIL II and EPIL III. Elan also holds other financial assets of $809.4 million, consisting primarily of $368.8 million in unquoted investments and loans, $206.2 million in securitised investments and $96.4 million in quoted investments.

DEBT FACILITIES

At 31 December 2002, Elan had the following amounts outstanding under borrowing facilities, which are unsecured and exchangeable or convertible into Ordinary
Shares:


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o   LYONs due 2018--$792.3 million (accreted value at 31 December 2002);

Holders of the LYONs may require Elan to purchase all or any portion of their LYONs on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. Elan may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of American Depositary Shares ("ADSs") representing Ordinary Shares, at the then existing market price, or any combination of cash and ADSs. Elan's right to pay the purchase price for the LYONs by delivering ADSs is subject to certain conditions, including the registration of the ADSs to be delivered under the Securities Act of 1933 and the listing of those ADSs on the New York Stock Exchange ("NYSE"). In addition, under the Companies (Amendment) Act, 1983, and a related shareholder resolution passed on 18 March 2003, the number of ADSs that Elan may issue in payment for the LYONs will be limited to a maximum of 120 million ADSs unless Elan seeks and receives an additional resolution from its shareholders authorising it to issue additional ADSs.

In December 2002, Elan repurchased $318.6 million in principal amount at maturity of LYONs (representing approximately 19% of the originally issued LYONs) in separate privately negotiated purchases. These LYONs, having an accreted value of $190.1 million at the dates of acquisition, were purchased at an aggregate cost of $149.8 million, resulting in a net gain of $37.7 million after related costs at the dates of acquisition. This was a discount of approximately 24% to the accreted value of such LYONs at 14 December 2003 of $196.5 million.

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003, the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million. Elan may purchase additional LYONs in the future and any such purchases may be material. For additional information on the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

At 31 December 2002, Elan had the following principal amounts outstanding under other borrowing facilities:

o  EPIL II Notes Due 2004                         --  $450.0 million;
o  EPIL III Notes Due 2005                        --  $390.0 million; and
o  Athena Finance 7.25% Senior Notes Due 2008     --  $650.0 million.

For additional information regarding Elan's outstanding debt, please refer to
Note 16 to the Consolidated Financial Statements.

PRODUCT ACQUISITIONS AND ALLIANCES

At 31 December 2002, Elan included in creditors $482.2 million relating to future payments and/or future potential payments on products. Of the $482.2 million, $227.2 million is owing at 31 December 2002 and $255.0 million is potentially payable, contingent on future events. Elan is a party to certain product acquisition or alliance agreements that have staged or option payments which may be uncertain in amount, which may be paid at Elan's discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones. Elan has accrued $277.6 million within creditors (within one year), including $130.7 million for Maxipime/Azactam, $114.7 million for Sonata and $28.3 million for the Pain Portfolio, and $204.6 million within creditors (after one year), including $146.0 million for Sonata and $49.1 million for the Pain Portfolio.

At 31 December 2001, Elan included in creditors $900.4 million relating to future payments and future potential payments on products. The reduction of $418.2 million from December 2001 to December 2002 primarily reflects product payments made during the year of $234.6 million and contingent product payments avoided of $224.3 million. The contingent product payments avoided relate primarily to Elan's decision not to exercise its option to acquire the dermatology products from GSK during 2002.

For additional information regarding future payments and potential future payments on the acquisition of products, please refer to Note 17 to the Consolidated Financial Statements.

COMMITMENTS AND CONTINGENCIES

On 30 January 2003, Elan, Pharma Operating and its parent, Pharma Marketing, agreed to settle the pending lawsuit and, under the terms of the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4


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million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003).

At 31 December 2002, Elan had commitments to invest $3.2 million in healthcare managed funds, compared to $25.6 million in 2001.

The Company has deferred purchase arrangements for certain products, which amount to $4.5 million (2001: $24.5 million). These payments are dependent on various approvals and milestones being met.

For additional information regarding commitments and contingencies, including those related to Autoimmune, Pharma Marketing, lease commitments, capital expenditures, litigation and asset divestitures, please refer to Note 24 and
Note 25 to the Consolidated Financial Statements.

LIQUIDITY

The following table sets out, at 31 December 2002, the main contractual and potential future payments due by period for debt repayments, contractual and potential product acquisition and alliance payments and the potential payments relating to the purchase of royalty rights from Pharma Marketing, after giving effect to the restructuring of the risk-sharing arrangement with Pharma Marketing in January 2003 as described below. These represent the major contractual and potential future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment, lease payments or future investments in financial assets such as investments in business ventures.

----------------------------------------------------------------------------------------------------------------------------
                                                                                    LESS THAN         1-3     4-5    AFTER 5
CONTRACTUAL AND                                                             TOTAL      1 YEAR       YEARS   YEARS      YEARS
POTENTIAL FUTURE PAYMENTS                                                      $M          $M          $M      $M         $M
----------------------------------------------------------------------------------------------------------------------------
Contractual fixed future payments (composed of: $650.0 million relating to the 7.25% Senior Notes after 5 years; $816.9 million relating to the LYONs in less than one year (representing accreted value at 14 December 2003); remaining amounts are payments for
 product acquisitions and alliances of $227.2 million)                    1,694.1       991.6        52.5      --      650.0
Securitised debt (EPIL II Notes and EPIL III Notes)                         840.0          --       840.0      --         --
Contractual contingent future payments on product acquisitions and
 alliances of $207.7 million                                                207.7       102.9        98.7      --        6.1
Potential future payments (composed of: $335.0 million relating to the Pharma Marketing risk-sharing arrangements; the remaining amounts are payments for product acquisitions and alliances of
 $47.3 million)                                                             382.3       225.0       157.3      --         --
----------------------------------------------------------------------------------------------------------------------------
Totals                                                                    3,124.1     1,319.5     1,148.5      --      656.1
----------------------------------------------------------------------------------------------------------------------------

The LYONs have been included in contractual fixed future payments for 2003. Holders of the LYONs may require Elan to purchase all or a portion of their LYONs on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. The maturity date for the LYONs is 2018. As the LYONs are exchangeable by the holders into ADSs representing Ordinary Shares, the probability of holders requiring Elan to purchase all or a portion of their LYONs on 14 December 2003 is dependent upon the trading price of Elan's ADSs on that date. If such price does not increase sufficiently prior to 14 December 2003 or if Elan does not amend, subject to the acceptance of such amendment by the holders of the LYONs, the terms of the LYONs, the holders of the LYONs are likely to require Elan to repurchase their LYONs. In that event, Elan may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of ADSs representing Ordinary Shares, at the then existing market price, or any combination of cash and ADSs. Elan's right to pay the purchase price for the LYONs by delivering ADSs is subject to certain conditions, including the registration of the ADSs to be delivered under the Securities Act of 1933 and the listing of those ADSs on the NYSE. In addition, under the Companies (Amendment) Act, 1983, and a related shareholder resolution passed on 18 March 2003, the number of ADSs that Elan may issue in payment for the LYONs will be limited to a maximum of 120.0 million ADSs unless Elan seeks and receives an additional resolution from its shareholders authorising it to issue additional ADSs.

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million.


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This was a discount of approximately 4% to the accreted value of such LYONs at
14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003 the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million.

The table above includes potential future payments of $225.0 million falling due within one year and $110.0 million falling due after one year relating to risk-sharing arrangements with Pharma Marketing. On 30 January 2003, Elan announced that it had agreed with Pharma Marketing and Pharma Operating to settle their then pending lawsuit and, under the terms of the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for the periods after 12 June 2003).

During 2002, the two major rating agencies covering Elan's debt downgraded Elan's debt rating. Both rating agencies rate Elan's debt as sub-investment grade debt. None of Elan's debt has a rating trigger that would accelerate the repayment date upon a change in rating.

Elan's current debt ratings are as follows:

--------------------------------------------------------------------------------
                                        STANDARD & POOR'S      MOODY'S
                                                   RATING    INVESTORS
                                                 SERVICES      SERVICE
--------------------------------------------------------------------------------
Athena Finance 7.25% Senior Notes                     CCC         Caa2
LYONs                                                  CC           Ca
EPIL II Notes                                          CC           Ca
EPIL III Notes                                         CC           Ca
--------------------------------------------------------------------------------

The agreements governing certain of Elan's outstanding indebtedness contain various restrictive covenants that restrict the Group's ability to, among other things, incur additional indebtedness (including intercompany indebtedness), create liens and other encumbrances, enter into transactions with related parties, sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, some of these agreements require Elan to maintain certain financial ratios. Elan does not currently, and does not expect in the foreseeable future to have the ability to incur any additional indebtedness under certain of these covenants. This inability to incur additional indebtedness (including intercompany indebtedness), together with certain other events, such as the class action and derivative litigations and the SEC investigation pending against Elan, the decline in price of Elan's shares and the downgrade of Elan's debt rating, have materially adversely affected its financial flexibility, including its ability to access sources of external financing for its business. As a result, Elan's ability to meet its liquidity requirements and capital needs may be materially adversely impacted. These events may have a material adverse impact on Elan's business, results of operations, liquidity and financial condition. For additional information on the shareholder litigation and SEC investigation, please refer to Note 25 to the Consolidated Financial Statements.

As a result of Elan's failure to timely complete and file with the SEC Elan's Annual Report on Form 20-F for its fiscal year ended 31 December 2002, on 30 June 2003, Elan defaulted under certain covenants contained in the agreements governing the EPIL II Notes and the Series B and Series C Guaranteed Notes issued by EPIL III. The covenants required that Elan provide to each of the holders of such notes Elan's audited consolidated financial statements, together with an officer's certificate relating thereto, on or prior to 29 June 2003. On 15 July 2003, Elan also defaulted under a covenant contained in the indenture governing the 7.25% Senior Notes that required Elan to file its 2002 Annual Report on Form 20-F with the SEC on or prior to 15 July 2003.

Commencing on 29 July 2003, Elan received a series of separate agreements from a majority of the holders of the EPIL II Notes and the holders of the Series B and Series C Guaranteed Notes waiving compliance by Elan with the applicable covenants described above. The series of waivers was effective through 5 September 2003. With the completion of this Annual Report and Form 20-F and the expected filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the defaults described above will be cured in all respects. In the absence of the waivers, the defaults under the EPIL II Notes and the Series B and Series C Guaranteed Notes would have become events of default on 30 July 2003. In the absence of the completion and filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the default under the indenture governing the 7.25% Senior Notes would become an event of default on 16 September 2003.

Elan believes that it has sufficient current cash, liquid resources and realisable assets and investments to meet its near-term liquidity requirements. Longer-term liquidity requirements will need to be met out of future operating cash flows, financial and other asset


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realisations and future financing. However, certain events, including material adverse legal judgements, fines, penalties or settlements arising from Elan's pending litigation or governmental investigations, a material deterioration in Elan's operating performance as a result of Elan's inability to timely receive marketing approval for products under development or otherwise or the occurrence of other circumstances or events described under "Risk Factors", could materially adversely affect its ability to meet its liquidity requirements.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, its alternative uses of capital, its debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. As a result of this process, Elan has in the past and may in the future seek to raise additional capital, restructure or refinance its outstanding debt, repurchase Ordinary Shares or ADSs, repurchase its outstanding debt, including the LYONs, in the open market or pursuant to privately negotiated transactions, consider the sale of interests in subsidiaries, marketable investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. Any such actions or steps could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investments and other business opportunities. In the event of any future acquisitions, capital expenditures, investments or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

SHAREHOLDERS' FUNDS

Shareholders' funds at 31 December 2002 decreased to $1,460.0 million from $5,054.5 million at 31 December 2001, a decrease of $3,594.5 million. This decrease was comprised principally of $3,615.1 million in retained loss for the year.

CAPITAL EXPENDITURE AND INVESTMENT

The decrease in intangible fixed assets to $2,079.5 million at 31 December 2002 from $4,526.2 million at 31 December 2001 primarily reflects the impairment charges for goodwill arising from the acquisition of Dura, Liposome, Quadrant and Sano of $854.9 million, $111.8 million, $78.2 million and $2.4 million, respectively, and impairment charges to acquired IP arising from the acquisitions of Sano and Axogen of $87.4 million and $28.4 million, respectively. It also reflects impairment charges for licences and patents of $421.8 million, which primarily relate to the pain product line acquired from Roxane ($86.3 million), Myobloc ($77.7 million), Delsys ($45.7 million), Naprelan ($35.7 million), Myambutol ($32.7 million), dermatology products ($29.8 million) and Frova ($29.4 million). Intangible fixed assets with a net book value of $412.3 million were disposed of during the year, comprising principally $320.2 million in relation to Abelcet intangibles. The intangible assets amortisation charge for 2002 amounted to $264.5 million and contingent product payments of $224.3 million were terminated in 2002. The increase in tangible fixed assets to $459.3 million at 31 December 2002 from $401.1 million at 31 December 2001 primarily reflects the growth in assets employed in Elan's development, manufacturing, selling and marketing infrastructure. The decrease in non-current financial fixed assets to $734.6 million at 31 December 2002 from $1,957.1 million at 31 December 2001 primarily reflects impairment charges of $1,045.9 million and disposals of $392.4 million, offset by additions of $174.4 million.

Elan's capital expenditures during 2002 amounted to $182.3 million. During 2003, Elan expects to spend approximately $30 million on capital expenditures.

During 2002, Elan incurred research and development expenditures of $517.3 million. Elan anticipates that its research and development expenditures for 2003 will be lower than the amount incurred in 2002.

Elan believes that its current and planned manufacturing, research, product development and corporate facilities are adequate for its current and projected needs. Elan will use its resources to make such capital expenditures as are necessary from time to time and also to make investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support Elan's long term strategic objectives.

POST BALANCE SHEET EVENTS

For information regarding post balance sheet events, please refer to Note 29 to the Consolidated Financial Statements.

U.S. GAAP

Elan's financial statements have been prepared under Irish GAAP, which differs in certain significant respects from U.S. GAAP. The primary differences between Elan's financial results under Irish and U.S. GAAP arise due to:

o The accounting for the acquisition of Dura using acquisition (purchase) accounting under Irish GAAP and using pooling of interests (merger) accounting under U.S. GAAP;


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o   The implementation of SAB 101 under U.S. GAAP which results in differences in the accounting for revenue between Irish and U.S. GAAP. SAB 101 does not apply under Irish GAAP;

o The expensing of acquired in-process research and development ("IPR&D") costs under U.S. GAAP, which amounts were capitalised under Irish GAAP; and

o The consolidation of EPIL and EPIL II under Irish GAAP. Under U.S. GAAP, EPIL (prior to March 2001) and EPIL II have not been consolidated, as they are qualifying special purpose entities within the meaning of SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125"), as grandfathered under SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). EPIL was a qualifying special purpose entity and was not consolidated under U.S. GAAP prior to March 2001. In March 2001, its qualifying status was terminated.

Net loss under Irish GAAP was $3,615.1 million for 2002 compared to a net loss of $2,362.3 million for 2002 under U.S. GAAP. This difference of $1,252.8 million primarily reflects:


o An impairment charge of $854.9 million arising from a write down of goodwill recorded on the acquisition of Dura under Irish GAAP. This impairment charge did not arise under U.S. GAAP; and

o Other impairment charges of $249.6 million arising under Irish GAAP. These impairment charges did not arise under U.S. GAAP as such amounts were previously expensed as acquired IPR&D costs under U.S. GAAP in 1998 and 2000.

Shareholders' equity at 31 December 2002 amounted to $1,460.0 million under Irish GAAP compared to $826.9 million under U.S. GAAP, primarily reflecting the carrying value under Irish GAAP of intangible assets that were previously expensed as acquired IPR&D costs under U.S. GAAP, and the deferral of revenue under U.S. GAAP due to the implementation of SAB 101.

For additional information regarding the material differences between Irish GAAP and U.S. GAAP, please refer to Note 33 to the Consolidated Financial Statements.

RESTATEMENT

Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III has historically been accounted for by Elan as a qualifying special purpose entity and has not, therefore, been consolidated. In addition, Elan has adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay, an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. Under Irish GAAP, EPIL III has been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5, "Reporting the Substance of Transactions" ("FRS 5"). Therefore, the 2001 restatement does not affect the Irish GAAP financial information contained in this Annual Report and Form 20-F. For additional information regarding the restatement and the adjustments please refer to Note 33 to the Consolidated Financial Statements.

2002 COMPARED TO 2001 (U.S. GAAP)

Total revenue for 2002 decreased by 22% to $1,455.1 million from $1,862.5 million for 2001.

Total revenue under U.S. GAAP was higher than under Irish GAAP by $122.1 million for 2002 and by $121.8 million for 2001. Product revenue under U.S. GAAP was $1,101.2 million for 2002 (2001: $1,432.3 million), compared to $1,204.5 million (2001: $1,407.0 million) under Irish GAAP. Contract revenue under U.S. GAAP was $353.9 million (2001: $430.2 million), compared to $128.5 million (2001: $333.7 million) under Irish GAAP.

For 2002, the $103.3 million difference between product revenue under Irish GAAP and U.S. GAAP arose principally due to the deferral under U.S. GAAP of $117.1 million of product revenue related to the disposals of certain rights related to Avinza, Actiq and nifedipine. Under U.S. GAAP Elan deferred and amortised this revenue as it committed to provide services to the purchasers. For example, Elan manufactures Avinza and nifedipine. Elan recognised $37.6 million of product revenue under U.S. GAAP from disposal of these product rights in 2002, net of related intangible assets of $6.1 million. Elan recognised $154.7 million of product revenue under Irish GAAP from the disposal of these product rights in 2002, net of related intangible assets of $38.9 million. The amounts of deferred revenue under U.S. GAAP for Avinza, Actiq and nifedipine are $96.7 million, $12.7 million and $40.5 million respectively at 31 December 2002.




Contract revenue was higher under U.S. GAAP than under Irish GAAP for both 2002 and 2001 due to the impact of SAB 101. The total difference in contract revenue between U.S. GAAP and Irish GAAP was $225.4 million for 2002 (2001: $96.5 million). This primarily relates to the deferral and amortisation of up-front licence fees under U.S. GAAP, where such amounts were recognised upon receipt by Elan in prior periods under Irish GAAP. For 2002, Elan recorded contract revenue related to the amortisation of up-front licence fees under U.S. GAAP of $234.7 million (2001: $287.2 million), compared to licence fees recorded under Irish GAAP of $7.1 million (2001: $173.6 million).


--------------------------------------------------------------------------------
56

--------------------------------------------------------------------------------

For additional information on the differences related to revenue recognition between Irish GAAP and U.S. GAAP, please refer to Note 33f to the Consolidated Financial Statements.

Other charges of $2,153.4 million for 2002 were principally comprised of investment and guarantee related charges of $1,443.0 million and recovery plan related and other charges of $710.4 million. Other charges of $710.4 million include $706.4 million for the impairment of tangible and intangible assets and $77.5 million for the impairment of goodwill, offset by a $177.9 million gain on the disposal of Abelcet and Athena Diagnostics.

Other charges of $374.8 million for 2001 were principally comprised of asset write-downs of $210.4 million and rationalisation, integration and similar costs of $120.5 million. Asset write-downs primarily related to Ceclor CD and Naprelan.

Net loss after other charges in 2002 was $2,362.3 million compared to net income of $268.9 million in 2001. This decrease primarily reflects a decline in revenue and the impact of other charges.

2001 COMPARED TO 2000 (U.S. GAAP)

Total revenue for 2001 increased by 22% to $1,862.5 million from $1,521.4 million for 2000.

Product revenue for 2001 increased by 37% to $1,432.3 million from $1,046.6 million for 2000. This increase in product revenue primarily resulted from organic growth, revenue from product rationalisations and increased revenue from product co-promotion and marketing activities. Product rationalisations, which consisted of the disposition of non-core products through outright sale or pursuant to distribution and royalty arrangements, contributed $251.1 million to product revenue in 2001. Product revenue from rationalisations in 2001 under Irish GAAP was $231.4 million. The difference between U.S. and Irish GAAP relates to equity accounting for Amarin. Under Irish GAAP, Amarin was required to be equity accounted for on a fully diluted basis in 2001, whereas under U.S. GAAP Amarin was required to be equity accounted for on a common stock basis in 2001. Zanaflex, the dermatology products, Skelaxin and Maxipime contributed increased revenue for 2001 of $70.7 million, $46.3 million, $36.4 million and $35.5 million, respectively, compared to 2000. Product revenue from co-promotion and marketing activities increased by $96.6 million for 2001 as compared to 2000. The increase in product revenue was offset, in part, by reduced revenue on the products rationalised during 2001 and by reduced revenue from Naprelan. Product sales of rationalised products, which represents revenue prior to rationalisation, was $101.7 million for 2001, compared to $229.2 million for 2000. Revenue from Naprelan declined by $33.6 million in 2001, reflecting competition and less promotional focus by Elan.

Contract revenue decreased by 9% to $430.2 million for 2001 from $474.8 million for 2000. Elan recorded contract revenue of $287.2 million in 2001 under SAB 101, compared with $286.2 million in 2000. SAB 101 requires the deferral and amortisation of up-front licence fees where there is a continuing involvement with the licensed asset through the provision of research and development services, manufacturing services or other such activities. Elan implemented SAB 101 in the fourth quarter of 2000. For the year ended 31 December 2000, Elan recorded a non-cash charge of $344.0 million, under U.S. GAAP, for the cumulative effect of this accounting change, relating to revenue recognised in periods up to 31 December 1999.

Other charges of $374.8 million for 2001 were principally comprised of asset write-downs of $210.4 million and rationalisation, integration and similar costs of $120.5 million. Asset write-downs primarily related to Ceclor CD and Naprelan.

Other charges of $445.7 million for 2000 were principally comprised of acquired IPR&D of $246.0 million, Dura merger costs of $35.5 million, product withdrawal costs of $35.6 million and rationalisation, integration and similar costs of $128.6 million.

Net income, before the cumulative effect of the accounting change for SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") of $7.8 million in 2001, and before the cumulative effect of the impact of SAB 101 of $(344.0) million in 2000, increased to $261.1 million for 2001 compared to $49.5 million for 2000. This increase reflects increased revenue, offset, in part, by a decrease in interest and other income, an increase in interest expense and by higher operating expenses. Net income after the cumulative effect of the accounting changes in 2001 and 2000 was $268.9 million in 2001 compared to a net loss of $294.5 million in 2000.

CASH FLOW (U.S. GAAP)

2002

Cash and cash equivalents decreased by $585.5 million in 2002. Net cash of $148.3 million was generated from operating activities. Included in cash flow from operating activities for 2002 was $195.0 million from proceeds of the product disposal programme entered into as part of the recovery plan, consisting of $100.0 million received from Ligand in relation to Avinza, $45.0 million received from Watson in relation to nifedipine, and $50.0 million received from Anesta in relation to Actiq.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      57

FINANCIAL REVIEW
--------------------------------------------------------------------------------

Cash outflows from investing activities were $63.1 million. This amount included $315.5 million for purchases of intangible assets; purchases of investments and marketable investment securities of $200.8 million and purchases of tangible assets of $170.2 million. Also included was a payment of $121.0 million to acquire the royalty rights held by Autoimmune. Cash inflows from the disposal of tangible and intangible assets were $8.6 million and $9.4 million, respectively. Disposals of investments and marketable investment securities resulted in a cash inflow of $283.3 million including $38.5 million on the redemption of the Autoimmune investment and $9.3 million from the sale of EPIL III assets in connection with the repayment of EPIL III debt. Cash of $361.3 million was received in 2002 primarily from the disposal of the Abelcet business. Cash received for the disposal of the remaining holding in Athena Diagnostics (approximately 80%) was $81.8 million; approximately 20% of Athena Diagnostics was disposed in 2001 for $41.9 million.

Financing cash outflows amounted to $681.9 million, primarily reflecting an outflow of $325.0 million on the repayment of the Revolving Credit Facility, a cash outflow of $160.0 million in connection with the maturity of the EPIL III Series A Guaranteed Notes, and repayment of the 3.5% Convertible Notes in the amount of $62.6 million. Financing cash outflows also included a cash outflow of $126.9 million on the repurchase of approximately 19% of the LYONs (a further $22.9 million related to this LYONs repurchase is included as interest paid within operating activities). Financing cash inflows of $148.0 million reflect the proceeds received in June 2002 by Shelly Bay from borrowings under a three month bank facility. The $148.0 million was repaid in September 2002.

2001

Cash and cash equivalents increased by $796.9 million in 2001. Net cash of $523.7 million was generated by operating activities. Included in cash flow from operating activities for 2001 was $360.9 million for product rationalisations.

Cash outflows in respect of investing activities were $1,368.2 million, principally comprised of $1,208.8 million to purchase investments and marketable investment securities and $301.0 million in additions to intangible assets, offset, in part, by $216.8 million in disposals of investments and marketable securities.

Financing cash inflows amounted to $1,642.1 million, principally due to the issuance of $650.0 million of Athena Finance 7.25% Senior Notes, $550.0 million from the issuance of EPIL III Notes and proceeds of $304.8 million from the issuance of share capital.

EPIL II

Under U.S. GAAP, EPIL II has not been consolidated as a subsidiary of Elan. Elan has provided a direct guarantee to the holders of the loan notes of EPIL II for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan guarantee.


For additional information on the guarantee provided by Elan to the noteholders of EPIL II, please refer to Notes 16 and 33g to the Consolidated Financial Statements.

INFLATION

Inflation had no material impact on Elan's operations during the year.

TREASURY POLICY

Elan uses derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. Elan does not enter into derivative financial instruments for trading or speculative purposes. The treasury function operates within strict terms of reference which have been approved by Elan's board of directors.

EXCHANGE RISK

Elan is a multinational business operating in many countries. The U.S. dollar is the primary currency in which Elan conducts its business. The U.S. dollar is used for planning and budgetary purposes and as the currency for financial reporting. Elan has revenues, costs, assets and liabilities denominated in currencies other than U.S. dollars. The Group manages its non-U.S. dollar foreign exchange risk through derivative financial instruments.

The U.S. dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which Elan is exposed are movements in the exchange rates of the U.S. dollar against the Euro, Sterling, Swiss Franc and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

During 2002, average exchange rates were EUR1.0577 = U.S.$1. Elan sells U.S. dollars to buy Euro for costs incurred in Euro. The recent strengthening of the Euro against the U.S. dollar will result in a higher reported cost related to Elan's Euro cost base in 2003 compared to 2002. However, Elan does not expect this to be material.


--------------------------------------------------------------------------------
58

--------------------------------------------------------------------------------

All derivative contracts entered into are in liquid markets with credit approved counterparties.

For additional information regarding foreign exchange risk, please refer to
Note 22 to the Consolidated Financial Statements.

INTEREST RATE RISK

Elan's liquid funds are invested primarily in U.S. dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate risk is mainly confined to the variability of returns on investment funds as the majority of Elan's debt is fixed rate. The Group's exposure to interest rate risk is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, the Company can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

For additional information regarding interest rate risk, please refer to Note 22 to the Consolidated Financial Statements.

CREDIT RISK

Elan's treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. Elan does not believe that it has a significant exposure to any one financial counterparty.

Elan does not currently transact significant business in countries that are subject to political and economic uncertainty. As a result, Elan is not materially exposed to any sovereign risk or payment difficulties.

LIQUIDITY RISK

For additional information regarding liquidity risk and for sensitivity analysis information, please refer to Note 22 to the Consolidated Financial Statements.

EQUITY PRICE RISK (U.S. GAAP)

Elan is exposed to equity price risks primarily on its available for sale securities which consist of equity investments in quoted companies. At 31 December 2002, available for sale securities had a fair value of $165.5 million and had a cost of $160.1 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. A 10% adverse change in equity prices would result in an approximate $17 million decrease in the fair value of Elan's available for sale equity securities.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      59

DIRECTORS' REPORT
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------

INTRODUCTION

The directors submit their Annual Report, together with the audited financial statements of Elan, for the year ended 31 December 2002.

REVIEW OF THE DEVELOPMENT OF THE BUSINESS

Elan is a worldwide, fully integrated biopharmaceutical company, headquartered in Dublin, Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland, the United States and the United Kingdom.

A review of the operations and development of the business and the background to its results and position at 31 December 2002 is set out in the Operating and Financial Reviews on pages 3 to 59 of this report.

Information on legal proceedings pending against Elan is contained in Note 25 to the Consolidated Financial Statements.

POST BALANCE SHEET EVENTS

For additional information on post balance sheet events, please refer to Note 29 to the Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

During the year ended 31 December 2002, Elan's expenditure on research and development, after exceptional items, amounted to $517.3 million compared to $401.9 million, after exceptional items, for the year ended 31 December 2001.

FINANCIAL RESULTS AND DIVIDENDS

The results for the year are set out beginning on page 75 of this Annual Report. The directors do not propose the payment of a dividend.

PRESENTATION OF FINANCIAL STATEMENTS

This Annual Report and Form 20-F is a requirement for foreign companies with securities registered with the SEC. For the year ended 31 December 2002, the Company has continued to prepare one Annual Report meeting the reporting requirements of the Company pursuant to Irish company law, the listing rules of the Irish Stock Exchange and the United Kingdom Listing Authority (the "Listing Rules"), and the rules and regulations of the SEC in the United States.

HEALTH AND SAFETY

The well being of the Company's employees is safeguarded through the strict adherence to health and safety standards. The Safety, Health and Welfare at Work Act, 1989, imposes certain requirements on employers and the Company has taken the necessary action to ensure compliance with the Act, including the adoption of a safety statement.

DIRECTORS

In accordance with Elan's Articles of Association, Dr Armen, Mr Crowley, Ms Gray and Dr McIntyre hereby retire, and being eligible, offer themselves for re-election. Following their appointment on 4 February 2003, Mr Martin and Mr Daniel retire and offer themselves for election. Mr Groom is not standing for re-election at the forthcoming Annual General Meeting.


--------------------------------------------------------------------------------
60

--------------------------------------------------------------------------------

DIRECTORS' INTERESTS

The beneficial interests of those persons who were directors and secretary of Elan at the year end, including their spouses and children under eighteen years of age, in the Ordinary Shares of the Company were as follows:

---------------------------------------------------------------------------------------------------------------
                                                                               OPTIONS AND WARRANTS TO PURCHASE
                                       ORDINARY SHARES; PAR VALUE 5 EURO      ORDINARY SHARES; PAR VALUE 5 EURO
                                                              CENTS EACH                             CENTS EACH
---------------------------------------------------------------------------------------------------------------
                                                  AT                  AT                  AT                 AT
                                    31 DECEMBER 2002    31 DECEMBER 2001    31 DECEMBER 2002   31 DECEMBER 2001
---------------------------------------------------------------------------------------------------------------
Garo H. Armen, PhD.                          170,000              20,000             587,000             37,000
---------------------------------------------------------------------------------------------------------------
Brendan E. Boushel                           838,698             803,698              47,000             47,000
---------------------------------------------------------------------------------------------------------------
Laurence G. Crowley                               --                  --              37,000             37,000
---------------------------------------------------------------------------------------------------------------
William F. Daniel*                            15,000              15,000             342,000            162,000
---------------------------------------------------------------------------------------------------------------
Alan R. Gillespie, C.B.E. PhD.                    --                  --              37,000             37,000
---------------------------------------------------------------------------------------------------------------
Ann Maynard Gray                               3,500                 500               5,000              5,000
---------------------------------------------------------------------------------------------------------------
John Groom                                   510,000             435,000             343,720            343,720
---------------------------------------------------------------------------------------------------------------
Kieran McGowan                                 1,200                 200              15,000             15,000
---------------------------------------------------------------------------------------------------------------
Kevin M. McIntyre, MD.                       179,356             179,356              42,000             42,000
---------------------------------------------------------------------------------------------------------------
Kyran McLaughlin                                  --                  --              15,000             15,000
---------------------------------------------------------------------------------------------------------------
Dennis J. Selkoe, MD.                        163,175             163,221             108,648            114,150
---------------------------------------------------------------------------------------------------------------
Richard L. Thornburgh                            200                 200              37,000             37,000
---------------------------------------------------------------------------------------------------------------
Daniel P. Tully                              137,548              22,548              15,000             15,000
---------------------------------------------------------------------------------------------------------------
* Secretary -- appointed to the board on 4 February 2003

---------------------------------------------------------------------------------------------------------------
FORMER DIRECTORS (RESIGNED 9 JULY 2002)
---------------------------------------------------------------------------------------------------------------
Donal Geaney                               1,153,971           1,143,971           2,584,393          2,584,393
---------------------------------------------------------------------------------------------------------------
Thomas Lynch                                 800,000             800,000           1,312,000          1,312,000
---------------------------------------------------------------------------------------------------------------

The following changes in directors' interests occurred between 31 December 2002 and 25 August 2003. Dr Armen and Armen Partners LP purchased a total of 100,000 shares, Mr Daniel purchased a total of 35,000 shares, Dr Gillespie purchased a total of 120,000 shares, Mr Martin purchased a total of 215,000 shares and Mr Tully purchased a total of 40,000 shares. Options held at 31 December 2002 and 2001 by Dr Armen (12,000), Mr Boushel (12,000) and Dr McIntyre (12,000) expired unexercised on 6 July 2003.

As more fully described in Note 21 to the Consolidated Financial Statements, Elan previously issued 1,250,000 Series B Warrants (the "Series B Warrants") in connection with the Neuralab offering. These expired on 14 January 2003. Mr Boushel, Mr Daniel, Dr McIntyre and Mr Groom held a total of 21,500 Series B Warrants, exercisable for an aggregate of 43,000 ADSs, which are included in the table above at 31 December 2002 and 2001. All such Series B Warrants expired unexercised in January 2003.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      61

DIRECTORS' REPORT
--------------------------------------------------------------------------------

DIRECTORS' OPTIONS

--------------------------------------------------------------------------------------------------------------------
                                                                                                    WEIGHTED AVERAGE
                                                                                                        SUBSCRIPTION
                                                                                                            PRICE OF
                                                                                                             OPTIONS
                                                 AT                                           AT      OUTSTANDING AT
                                     1 JANUARY 2002     GRANTED     EXPIRED     31 DECEMBER 2002    31 DECEMBER 2002
--------------------------------------------------------------------------------------------------------------------
Garo H. Armen, PhD.                          37,000     550,000          --              587,000                3.69
--------------------------------------------------------------------------------------------------------------------
Brendan E. Boushel                           37,000          --          --               37,000               24.91
--------------------------------------------------------------------------------------------------------------------
Laurence G. Crowley                          37,000          --          --               37,000               26.31
--------------------------------------------------------------------------------------------------------------------
William F. Daniel*                          161,000     180,000          --              341,000               17.25
--------------------------------------------------------------------------------------------------------------------
Alan R. Gillespie, C.B.E. PhD.               37,000          --          --               37,000               26.31
--------------------------------------------------------------------------------------------------------------------
Ann Maynard Gray                              5,000          --          --                5,000               54.85
--------------------------------------------------------------------------------------------------------------------
John Groom                                  316,720          --          --              316,720               17.87
--------------------------------------------------------------------------------------------------------------------
Kieran McGowan                               15,000          --          --               15,000               35.49
--------------------------------------------------------------------------------------------------------------------
Kevin M. McIntyre, MD.                       37,000          --          --               37,000               24.91
--------------------------------------------------------------------------------------------------------------------
Kyran McLaughlin                             15,000          --          --               15,000               35.49
--------------------------------------------------------------------------------------------------------------------
Dennis J. Selkoe, MD.                       114,150          --       5,502              108,648               16.91
--------------------------------------------------------------------------------------------------------------------
Richard L. Thornburgh                        37,000          --          --               37,000               26.31
--------------------------------------------------------------------------------------------------------------------
Daniel P. Tully                              15,000          --          --               15,000               35.49
--------------------------------------------------------------------------------------------------------------------
* Secretary -- appointed to the board on 4 February 2003

--------------------------------------------------------------------------------------------------------------------
FORMER DIRECTORS (RESIGNED 9 JULY 2002)
--------------------------------------------------------------------------------------------------------------------
Donal Geaney                              2,576,893          --          --            2,576,893               17.65
Thomas Lynch                              1,310,000          --          --            1,310,000               30.77
--------------------------------------------------------------------------------------------------------------------

No options were exercised during the year ended 31 December 2002. Options outstanding at 31 December 2002 are exercisable at various dates between January 2003 and August 2012. The closing market price at 31 December 2002, on the NYSE, of the Company's ADSs was $2.46. During the year ended 31 December 2002, the closing market price ranged from $1.05 to $44.80 per ADS.

On 6 February 2003, following his appointment as President and Chief Executive Officer of Elan, Mr Martin received an option to purchase 1,000,000 shares at a price of $3.85 per share. On 1 May 2003, Dr Armen received an option to purchase 450,000 shares at a price of $3.84 per share and Mr Daniel received an option to purchase 6,000 shares at a price of $3.84 per share. All options are granted at the market price on the day on which they are granted.

Options held at 1 January 2002 and 31 December 2002 by Dr Armen (12,000), Mr Boushel (12,000) and Dr McIntyre (12,000) expired unexercised on 6 July 2003.


--------------------------------------------------------------------------------
62

--------------------------------------------------------------------------------

DIRECTORS' REMUNERATION


-------------------------------------------------------------------------------------------
                                              YEAR ENDED 31 DECEMBER
-------------------------------------------------------------------------------------------
                                          2002                2002
                              2002      ANNUAL      2002   BENEFIT        2002        2001
                       SALARY/FEES       BONUS   PENSION   IN KIND       TOTAL       TOTAL
EXECUTIVE DIRECTORS:          $(1)        $(2)         $         $           $           $
-------------------------------------------------------------------------------------------
Donal Geaney               520,000     640,000    50,352     4,332   1,214,684   2,986,614
-------------------------------------------------------------------------------------------
John Groom                      --          --        --        --          --     937,500
-------------------------------------------------------------------------------------------
Thomas Lynch               395,000     500,000    67,875        --     962,875   1,626,103
-------------------------------------------------------------------------------------------
                           915,000   1,140,000   118,227     4,332   2,177,559   5,550,217
-------------------------------------------------------------------------------------------
Average number of executive directors                                        2           3
-------------------------------------------------------------------------------------------

(1) Includes amounts paid before resignations on 9 July 2002.

(2) Mr Geaney received a total bonus of $1.0 million in respect of 2001, of which $360,000 was paid in 2001 and disclosed in the 2001 Annual Report and Form 20-F and the balance of $640,000 was paid in 2002. Mr Lynch received a bonus of $500,000 in 2002 in respect of 2001.

On 9 July 2002, Mr Geaney and Mr Lynch resigned as chairman and vice-chairman of the board, respectively, as well as from their respective positions as officers of Elan. Under the terms of the agreements signed on 9 July 2002, Mr Geaney and Mr Lynch will continue as employees of Elan as senior advisers to the chairman until 31 July 2004 at their then current base salaries and shall be entitled to continue to receive the pension and other benefits to which they were then entitled. They are not entitled to any future bonuses. The remuneration paid to them after 9 July 2002 is shown under payments to former directors.

----------------------------------------------------------------------------------------------
                                                    YEAR ENDED 31 DECEMBER
----------------------------------------------------------------------------------------------
                                                 2002                2002
                                        2002   ANNUAL      2002   BENEFIT      2002      2001
                                 SALARY/FEES    BONUS   PENSION   IN KIND     TOTAL     TOTAL
NON-EXECUTIVE DIRECTORS:                   $        $         $         $         $         $
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Garo H. Armen, PhD.                   62,500       --        --        --    62,500    48,750
----------------------------------------------------------------------------------------------
Brendan E. Boushel                    50,000       --        --        --    50,000    56,250
----------------------------------------------------------------------------------------------
Laurence G. Crowley                   65,000       --        --        --    65,000    60,000
----------------------------------------------------------------------------------------------
Alan R. Gillespie, C.B.E. PhD.        46,250       --        --        --    46,250    48,750
----------------------------------------------------------------------------------------------
Ann Maynard Gray                      58,750       --        --        --    58,750    35,000
----------------------------------------------------------------------------------------------
John Groom                           240,000       --        --        --   240,000        --
----------------------------------------------------------------------------------------------
Kieran McGowan                        58,750       --        --        --    58,750    48,750
----------------------------------------------------------------------------------------------
Kevin M. McIntyre, MD.                70,000       --        --        --    70,000    63,750
----------------------------------------------------------------------------------------------
Kyran McLaughlin                      68,750       --        --        --    68,750    48,750
----------------------------------------------------------------------------------------------
Dennis J. Selkoe, MD.                100,000       --        --        --   100,000   107,500
----------------------------------------------------------------------------------------------
Richard L. Thornburgh                 56,250       --        --        --    56,250    48,750
----------------------------------------------------------------------------------------------
Daniel P. Tully                       58,750       --        --        --    58,750    48,750
----------------------------------------------------------------------------------------------
                                     935,000       --        --        --   935,000   615,000
----------------------------------------------------------------------------------------------
Average number of non-executive directors                                        12        11
----------------------------------------------------------------------------------------------

On 12 February 2002, Elan entered into a consultancy agreement with Mr Groom. On 1 April 2002, EPI entered into a consultancy agreement with Dr Selkoe. Dr Selkoe is also a party to a consultancy agreement with Athena Neurosciences. For additional information regarding these consultancy agreements, please refer to "Service Contracts" in this Directors' Report.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      63

DIRECTORS' REPORT
--------------------------------------------------------------------------------

Dr Selkoe received $50,000 and $62,500 from Elan in 2002 and 2001, respectively, under consultancy agreements. Mr Groom received $200,000 in 2002 under a consultancy agreement.

---------------------------------------------------------
                                       2002        2001
                                      TOTAL       TOTAL
PAYMENTS TO FORMER DIRECTORS:             $           $
---------------------------------------------------------
James Balog                          20,000      20,000
---------------------------------------------------------
Donal Geaney                        554,684          --
---------------------------------------------------------
Thomas Lynch                        442,875          --
---------------------------------------------------------
Donald Panoz                        160,000     160,000
---------------------------------------------------------
Nancy Panoz                          25,000      25,000
---------------------------------------------------------
                                  1,202,559     205,000
---------------------------------------------------------

BOARD OF DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Directors

Garo H. Armen, PhD (50) was appointed a director of Elan in February 1994 and was appointed chairman of Elan in July 2002. He has been chairman and chief executive officer of Antigenics, Inc. ("Antigenics") since its initial public offering in February 2000 and held the same positions in its predecessor, Antigenics, LLC since its formation in 1994. Previously, Dr Armen was with Dean Witter Reynolds as a senior vice president of research and with E.F. Hutton & Company as first vice president, research.

Brendan E. Boushel (73) was appointed a director of Elan in January 1980. From 1966 until his retirement in 1994, Mr Boushel was a partner in the Irish law firm of T.T.L. Overend McCarron & Gibbons. Mr Boushel also holds a number of private company directorships.

Laurence G. Crowley (66) was appointed a director of Elan in March 1996. He is governor (chairman) of the Bank of Ireland. He is presently chairman of PJ Carroll & Co. and is a director of a number of private companies.

William F. Daniel(1) (51) was appointed a director of Elan in February 2003. He has served as the Company's secretary since December 2001, having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr Daniel was financial director of Xtravision, plc.

Alan R. Gillespie, C.B.E. PhD (53) was appointed a director of Elan in March 1996. He is chairman of Ulster Bank Limited. From November 1999 until November 2002, he was chief executive officer of CDC Group, plc and was previously a managing director of Goldman Sachs International.

Ann Maynard Gray (58) was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms Gray is a director of Duke Energy Corporation and The Phoenix Companies, Inc., and is a trustee of J.P. Morgan Funds.

John Groom (65) was appointed a director of Elan in July 1996 and served as president and chief operating officer from then until his retirement in January 2001. Mr Groom was president, chief executive officer and director of Athena Neurosciences prior to its acquisition by Elan in 1996. Mr Groom serves on the boards of Ribozyme, Ligand, CV Therapeutics and Amarin and continues to serve Elan in an advisory capacity. Mr Groom is not standing for re-election at the forthcoming Annual General Meeting.

Kieran McGowan (59) was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of IDA Ireland. He is a director of CRH, plc, Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, An Post National Lottery Company Ltd., and a number of private companies.

Kevin M. McIntyre, MD (67) was appointed a director of Elan in February 1984. He is an associate clinical professor of medicine at Harvard Medical School and has served as a consultant to the National Academy of Sciences.

Kyran McLaughlin (59) was appointed a director of Elan in January 1998. Since 1985, he has been head of equities and corporate finance at Davy Stockbrokers, Ireland's largest stockbroker firm. He is a director of Ryanair Holdings, plc and is a director of a number of private companies.


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G. Kelly Martin(1) (44) was appointed a director of Elan in February 2003 following his appointment as president and chief executive officer. He was formerly president of the International Private Client Group and a member of the executive management and operating committee of Merrill Lynch & Co., Inc. He spent over 20 years at Merrill Lynch & Co., Inc. in a broad array of operating and executive responsibilities on a global basis.

Dennis J. Selkoe, MD (59) was appointed a director of Elan in July 1996, following Elan's acquisition of Athena Neurosciences, where he served as a director since July 1995. Dr Selkoe was a founder of, and consultant to, Athena Neurosciences. Dr Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Disease at The Brigham and Women's Hospital.

The Honorable Richard L. Thornburgh (71) was appointed a director of Elan in March 1996. He served as governor of Pennsylvania for two terms and as attorney general of the United States from 1988 to 1991. He is presently of counsel to the law firm of Kirkpatrick & Lockhart LLP in Washington, D.C. He was appointed lead independent director of the Company in May 2002.

Daniel P. Tully (71) was appointed a director of Elan in February 1999. He is a chairman emeritus of Merrill Lynch & Co., Inc., where he served as chairman of the board from 1993 to 1997, and was its chief executive officer from 1992 to 1996. He served as vice chairman of the NYSE from 1994 to 1995, vice chairman of the American Stock Exchange from 1984 to 1986 and chairman of the board of governors of the National Association of Securities Dealers from 1996 to 1997.

One third of the directors retire annually by rotation. Officers serve at the discretion of the board of directors. Directors of Elan are compensated with fee payments (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

(1) Member of executive management committee.

Senior Management

Paul Breen (46) is executive vice president, global services and operations. He joined Elan in July 2001. Prior to joining Elan, he was vice president and joint managing director of Pfizer Pharmaceuticals Ireland. Prior thereto, he was vice president and managing director of Warner-Lambert Company's Irish operations.

Shane Cooke(1) (41) joined Elan as executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr Cooke is a chartered accountant and a graduate of University College Dublin.

Jean Duvall(1) (42) was appointed executive vice president and general counsel in May 2003, having held a number of senior legal positions at Elan, most recently senior vice president, legal affairs of EPI. Prior to joining Athena Neurosciences in 1994, she held positions at Alza Corporation and at the law firm of Morgan and Finnegan.

Lars Ekman, MD, PhD (53) is president, research and development. He joined Elan in January 2001. Prior to joining Elan, he was responsible for research and development at Schwarz Pharma AG since 1997. He is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. From 1984 to 1997, Dr Ekman was employed in a variety of senior scientific and clinical functions in Pharmacia.

Arthur Falk, PhD (58) joined Elan as executive vice president, corporate compliance, in May 2001. Dr Falk has 30 years experience in analytical research, quality and compliance within the pharmaceutical industry. Prior to joining Elan, he was the vice president, corporate quality, safety and environmental affairs and managing compliance officer for the worldwide operations of the Warner-Lambert Company.

Jack Laflin (55) joined Elan as executive vice president, human resources, in January 2003. Mr Laflin was most recently vice president, human resources, at Invensys, plc based in London. Prior thereto, he held senior positions in Kulicke and Soffa Industries, Inc, ALG Group, Harris Corporation and with the General Electric Company.

Ivan Lieberburg, MD, PhD (54) is executive vice president, chief scientific and medical officer, of Elan, where he has held a number of senior positions, most recently senior vice president of research. Prior to joining Athena Neurosciences in 1987, Dr Lieberburg held faculty positions at the Albert Einstein School of Medicine and Mt. Sinai School of Medicine.


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DIRECTORS' REPORT
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Seamus Mulligan (43) was appointed as executive vice president, business and corporate development, in 1999, and additionally is responsible for managing Elan Enterprises since its creation in mid-2002. Prior thereto, he was president, Elan Pharmaceutical Technologies, from July 1996. Mr Mulligan joined Elan in 1984.

Timothy Wright (45) joined Elan in March 2001 and was appointed as president, global commercial operations, in July 2002. Prior to joining Elan, Mr Wright served as senior vice president of Cardinal Health. Prior thereto, he served in a number of senior positions with Dupont Merck Pharmaceuticals, Inc. in the United States, Canada and in Europe.

(1) Member of executive management committee.

No director or officer has a family relationship with any other director or officer.

COMPENSATION OF DIRECTORS AND OFFICERS

For the year ended 31 December 2002, all executive officers and directors as a group (22 persons) received total compensation of $8.6 million.

Elan reimburses officers and directors for their actual business-related expenses. For the year ended 31 December 2002, an aggregate of $0.2 million was set aside or accrued by Elan to provide pension, retirement and other similar benefits for directors and officers. Elan maintains certain health and medical benefit plans for its employees in which Elan's officers participate along with other employees generally.

For additional information on pension benefits for Elan employees, please refer to Note 28 to the Consolidated Financial Statements, and to pages 165 and 166.

TRANSACTIONS WITH DIRECTORS

There were no transactions with directors during the year ended 31 December 2002 other than as outlined in Note 27 to the Consolidated Financial Statements.

SIGNIFICANT SHAREHOLDINGS

As of 31 December 2002, Capital Research and Management Company owned 40,604,000 Elan ADSs representing approximately 11.6% of the issued share capital of the Company. Capital Research and Management Company held approximately 9% and 8% of the share capital of the Company at 31 December 2001 and 2000 respectively. Fidelity Management and Research Company held approximately 5% and 6% of the share capital of the Company at 31 December 2001 and 2000, respectively. Between 31 December 2002 and 25 August 2003, Capital Research and Management increased its shareholding by a net 590,000 ADSs to 41,194,000 ADSs, representing 11.8% of the issued share capital. During 2003, Fir Tree, Inc. acquired Elan ADSs and as of 30 June 2003 held 15,495,000 ADSs, representing 4.4% of the issued share capital. Save for these interests, the Company is not aware of any person who, directly or indirectly, holds 3% or more of the issued share capital. None of Capital Research and Management Company, Fidelity Management and Research Company nor Fir Tree, Inc. have voting rights different from other shareholders.

The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares at 25 August 2003 by all directors and officers of Elan as a group (either directly or by virtue of ownership of Elan ADSs):

-------------------------------------------------------------------------------------
                                                                 NO. OF    PERCENT OF
NAME OF OWNER OR IDENTITY OF GROUP                               SHARES      CLASS(1)
-------------------------------------------------------------------------------------
All directors and officers as a group (16 persons)(2)       4.1 million          1.2%
-------------------------------------------------------------------------------------

(1) Based on 350.8 million Ordinary Shares outstanding on 25 August 2003 and 1.5 million Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of 25 August 2003.

(2) Includes 1.5 million Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers of Elan as a group as of 25 August 2003.

No options were exercised by executive officers during the year ended 31 December 2002. Options outstanding at 31 December 2002 are exercisable at various dates between January 2003 and August 2012.


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There were no options exercised by executive officers to acquire Elan ADSs in the period from 31 December 2002 to 25 August 2003.

Elan, to its knowledge, is not directly or indirectly owned or controlled by another entity or by any government. Elan does not know of any arrangements, the operation of which might result in a change of control of Elan.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The following statement, which should be read in conjunction with the Auditors' Report set out on pages 73 and 74 of this Annual Report, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

Irish company law requires the directors to ensure that financial statements are prepared for each financial year which give a true and fair view of the state of affairs of Elan Corporation, plc and of the Group and of the profit or loss for that year.

With regard to the financial statements on pages 75 to 169 of this Annual Report, the directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:

o   Suitable accounting policies have been selected and applied consistently;

o   Judgements and estimates that are reasonable and prudent have been made; and

o   Applicable accounting standards have been followed.

The directors have a responsibility for ensuring that proper books of account are kept which disclose with reasonable accuracy at any time the financial position of the Group and of Elan Corporation, plc and which enable them to ensure that the financial statements comply with the Companies Acts (the "Companies Acts"), 1963 to 2001, and all regulations to be construed as one with those Acts. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

SERVICE CONTRACTS

Save as set out below, there are no service contracts in existence between any of the directors and Elan.

o On 12 February 2002, Elan entered into a consultancy agreement with Mr Groom, a director of Elan, whereby Mr Groom agreed to provide certain consultancy services to be agreed from time to time at a rate of $200,000 per annum, together with reimbursement of properly incurred out-of-pocket expenses. The consultancy agreement is expected to continue until Mr Groom has reached the age of 70 years (being a period of approximately 5 years from the date of publication of this Annual Report and Form 20-F).

o On 7 January 2003, Elan and EPI entered into an agreement with Mr Martin such that Mr Martin was appointed president and chief executive officer of Elan effective 3 February 2003. Mr Martin's annual salary under this agreement is $798,000. He is eligible for an annual bonus in a target amount equal to his salary depending on the achievement of established performance goals. Mr Martin was granted an initial option to purchase 1,000,000 Ordinary Shares with an exercise price of $3.85 and vesting in three equal instalments on 31 December 2003, 31 December 2004 and 31 December 2005. It is anticipated that Elan will grant an additional option to Mr Martin to purchase 1,000,000 Ordinary Shares with an exercise price equal to the fair market value of the shares on the date of grant, vesting on the same basis and dates as the initial option grant, following Elan's 2003 Annual General Meeting.

    Commencing in 2004, Mr Martin will be considered for additional option grants during the term of the agreement consistent with Elan's annual option grant practices.

    The agreement continues until 31 December 2005 and can be extended for a further year on each anniversary of that date thereafter unless 90 days notice is given by Elan or Mr Martin prior to the applicable anniversary date. In general, if Mr Martin's employment is involuntarily terminated (other than for cause or disability) or Mr Martin leaves for good reason, Elan will continue to pay his salary and target bonus for the following two years and his outstanding options will immediately accelerate and remain outstanding for the following two years. If, during the first two years of the agreement, Elan undergoes a change in control and Mr Martin is involuntarily terminated, then Mr Martin will receive the benefits outlined in the preceding sentence together with a cash payment equal to the hypothetical value of the options to purchase 1,000,000 Ordinary Shares anticipated to be granted following Elan's 2003 Annual General Meeting, to the extent not then granted, and a lump sum payment in an amount equal to $5.0 million if the change of control occurs in the first year of the term, or $3.0 million if it occurs in the second year of the term.


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DIRECTORS' REPORT
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    Mr Martin will be eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.

o On 1 July 1986, Athena Neurosciences entered into a consultancy agreement with Dr Selkoe whereby Dr Selkoe agreed to provide certain consultancy services in the field of AD for a fee to be fixed annually, together with the reimbursement for all reasonable travel and other expenses incurred. The consultancy agreement renews automatically, unless notice of termination is provided 60 days prior to the anniversary date. No such notice has been provided.

    On 1 April 2002, EPI entered into a consultancy agreement with Dr Selkoe whereby Dr Selkoe agreed to provide certain consultancy services, including services in the field of immunological approaches to the treatment of AD for a period of one year for a fee not to exceed $12,000.

ACCOUNTING RECORDS

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of Elan Corporation, plc are maintained at its office in Monksland, Athlone, County Westmeath, Ireland.

POLITICAL DONATIONS

There were no political contributions which require disclosure under the Electoral Act, 1997.

SUBSIDIARY COMPANIES

For additional information regarding significant subsidiary and associated undertakings, please refer to Note 32 to the Consolidated Financial Statements.

AUDITORS

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.



On behalf of the board, 3 September 2003

Garo Armen, chairman    Kyran McLaughlin, director

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CORPORATE GOVERNANCE
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POLICIES

Elan is committed to the highest standards of corporate governance and compliance. The Company complies with the provisions of The Combined Code as defined below.

In 1998, the Hempel Committee on Corporate Governance reviewed and brought together the guidelines and codes which had been developed by the Cadbury and Greenbury Committees and produced The Combined Code--Principles of Good Governance and Code of Best Practice ("The Combined Code"). The Combined Code was adopted by the London Stock Exchange in June 1998 and by the Irish Stock Exchange in December 1998. One of the requirements of The Combined Code is that listed companies make a statement in relation to how they have complied with this code.

In early 2002, a review of the Company's corporate governance structures and procedures was undertaken by the Company's and the directors' external legal advisors, Shearman & Sterling and Wachtell Lipton Rosen & Katz, respectively. Resulting from this review, on 31 May 2002 the board of directors adopted a set of corporate governance guidelines and established four board committees, as set out below, to replace the previous three board committees. The corporate governance guidelines include a definition of director independence based on the standards proposed by the NYSE. This review will be updated during 2003 following publication of the final standards proposed by the NYSE.

THE BOARD

The roles of chairman and chief executive officer are separated. The board includes 11 independent, non-executive directors who constitute a majority of the board. In addition, the board has appointed the Honorable Richard L. Thornburgh as lead independent director, in accordance with the provisions of The Combined Code and best corporate governance practice in the United States and Ireland. As a matter of policy and good corporate governance, the majority of the board shall comprise non-executive directors who are independent of management and free of any relationship that, in the view of the board, could interfere with the exercise of independent judgement as a director. The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its nominating committee, and subsequently elected by the shareholders. Procedures are in place where directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at the Company's expense. The board has delegated authority over certain areas of the Company's activities to four standing committees, as more fully described below. Each of these committees has a written charter approved by the board. The board held 15 meetings during 2002.

EXECUTIVE COMMITTEE

The executive committee exercises the authority of the board during the interval between board meetings, except to the extent that the board has delegated authority to another committee or to other persons, or has reserved authority to itself or as limited by Irish law. The members of the committee are Dr Armen, chairman, Mr Crowley, Ms Gray, Mr McLaughlin and Mr Tully. The executive committee held 9 formal meetings during 2002.

AUDIT COMMITTEE

The audit committee, composed entirely of non-executive directors, helps the board in its general oversight of the Company's accounting and financial reporting practices, internal controls and audit functions, and is directly responsible for the appointment, compensation and oversight of the work of Elan's independent auditors. The audit committee periodically reviews the effectiveness of the system of internal financial control. It monitors the adequacy of internal accounting practices, procedures and controls, and reviews all significant changes in accounting policies. The committee meets regularly with the internal and external auditors and addresses all issues raised and


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ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      69
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CORPORATE GOVERNANCE
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recommendations made by them. The members of the committee are Mr McLaughlin, chairman, Dr Gillespie and Mr McGowan. During 2002, the audit committee held 8 formal meetings.

COMPENSATION COMMITTEE

The compensation committee, composed entirely of non-executive directors, reviews the compensation philosophy and policies of the Company with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The committee also administers the Company's share option plans. The members of the committee are Dr McIntyre, chairman, Mr Crowley, Ms Gray and Mr Tully. During 2002, the compensation committee held 11 formal meetings. For more information, see "Report of the Compensation Committee".

NOMINATING COMMITTEE

The nominating committee, composed entirely of non-executive directors, reviews on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It recommends new appointments to fill any vacancy that is anticipated or arises on the board of directors. It reviews and recommends changes in respect of the functions of the various committees of the board. The members of the committee are Mr Thornburgh, chairman, Ms Gray, Mr McGowan, Mr McLaughlin and Mr Tully. During 2002, the nominating committee held 2 formal meetings.

RELATIONS WITH SHAREHOLDERS

Elan communicates regularly with its shareholders throughout the year, including following the release of quarterly and annual results, and after major developments. All shareholders are given adequate notice of the Annual General Meeting.

INTERNAL CONTROL

The board of directors has overall responsibility for the Group's system of internal control and for monitoring its effectiveness. Management is responsible for the planning and implementation of the system of internal control and ensuring that these controls apply throughout the Group. The system of internal control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss.

The key procedures that have been established to provide effective internal control include:

o A clear focus on business objectives is set by the board having considered the risk profile of the Group;

o A formalised risk reporting system. Significant business risks are addressed at each board meeting;

o A clearly defined organisational structure under the day to day direction of its chief executive officer. Defined lines of responsibility and delegation of authority have been established within which the Group's activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for Elan;

o A comprehensive system for reporting financial results to the board. This includes a budgeting system with an annual budget approved by the board. The board compares actual results with budgeted results regularly. Management accounts are prepared on a timely basis. They include a profit and loss account, balance sheet, cash flow and capital expenditure report, together with an analysis of performance of key operating divisions and subsidiaries;

o A system of management and financial reporting, treasury management and project appraisal. Management is responsible for reporting to the board on its progress in achieving objectives. The system of reporting covers trading activities, operational issues, financial performance, working capital, cash flow and asset management. This reporting happens in a timely and regular manner. In this context, progress is monitored against annual budgets and longer term objectives; and

o Establishment of Corporate Compliance and Internal Audit departments which review key systems and controls.

The directors reviewed the Group's system of internal control and also examined the full range of risks affecting the Group and the appropriateness of the internal control structures to manage and monitor these risks. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of the individual risks and of the role of the various Group Risk Management Functions and the extent to which areas of significant challenges facing the Group are understood and are being addressed. No material unaddressed issues emerged from this assessment. The directors confirm that they have reviewed, in accordance with the Turnbull Guidance, the effectiveness of the Group's systems of internal control for the year ended 31 December 2002.


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70
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GOING CONCERN

The directors, having made inquiries, believe that Elan has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

REPORT OF THE COMPENSATION COMMITTEE

The terms of reference for the committee are to determine the compensation, terms and conditions of employment of the chief executive officer and other executive directors and to review the recommendations of the chief executive officer with respect to the remuneration and terms and conditions of employment of the Company's senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and to generally administer the Company's share option plans.

The chief executive officer attends meetings of the committee except when his own remuneration is being considered.

Each member of the committee is nominated to serve for a three year term subject to a maximum of two terms of continuous service.

For additional information regarding directors' remuneration, shareholdings and share options, please refer to Note 6 to the Consolidated Financial Statements and "Directors' Interests", "Directors' Options" and "Directors' Remuneration" in the Directors' Report.

Remuneration Policy

The Company's policy on executive directors' remuneration is to set remuneration levels which are appropriate for its senior executives having regard to their substantial responsibilities, their individual performance and the performance of the Company as a whole. It is the policy of the committee to set remuneration levels after a review of remuneration packages of executives in the pharmaceutical industry. During 2002, the committee took external advice from independent benefit consultants on executive remuneration. In framing remuneration policy, consideration has been given to Section B of the Code of Best Practice of The Combined Code as issued by the London and Irish Stock Exchanges.

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in share option plans.

It is the policy of the committee to grant options to management to encourage identification with shareholders' interests and to link performance to the long term share price performance of the Company.

Executive Directors' Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.

Annual Cash Incentive Bonus

An annual cash incentive bonus, which is not pensionable, is paid on the recommendation of the committee to executive directors. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.

Share Option Plans

It is the policy of the committee, in common with other companies operating in the pharmaceutical industry, to award share options to management and employees. The options generally vest between one and five years. These plans do not contain any performance conditions.

Directors' Service Contracts

See Directors' Report

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ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      71
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CORPORATE GOVERNANCE
--------------------------------------------------------------------------------

The compensation committee is pleased to submit this report to Elan's shareholders on these matters.

Composition of Compensation Committee

COMPENSATION COMMITTEE
-----------------------------------------------------
Kevin M. McIntyre, Chairman          Ann Maynard Gray
-----------------------------------------------------
Laurence G. Crowley                  Daniel P. Tully
-----------------------------------------------------






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72
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INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

TO THE MEMBERS OF ELAN CORPORATION, PLC

We have audited the financial statements on pages 75 to 169.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS IN RELATION TO THE ANNUAL REPORT AND FORM 20-F

The directors are responsible for having the Annual Report and Form 20-F prepared. As described on page 67, this includes responsibility for preparing the financial statements in accordance with applicable Irish Law and accounting standards; the directors have also presented additional information under U.S. requirements. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. As also required by the Companies Acts, we state whether we have obtained all the information and explanations we require for our audit, whether the Company's balance sheet agrees with the books of account and report to you our opinion as to whether:

o   the Company has kept proper books of account;

o   the directors' report is consistent with the financial statements; and

o at the balance sheet date, a financial situation existed that may require the Company to hold an extraordinary general meeting on the grounds that the net assets of the Company, as shown in the financial statements, are less than half of its share capital.

We also report to you if, in our opinion, information specified by law or by the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 69 reflects the Company's compliance with the seven provisions of The Combined Code specified for our review by the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Form 20-F, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental Uncertainty

In forming our opinion, we considered the disclosures in note 25 to the financial statements relating to the Company and certain of its former and current officers and directors being named as defendants in a putative class action in the U.S. District Court for the Southern




--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      73

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

District of New York, and the Company being the subject of an investigation by the SEC's Division of Enforcement which commenced on or about 12 February 2002. Elan is unable to predict or determine the outcome of the class action or the SEC investigation or reasonably to estimate the amounts or range of loss, if any, with respect to the resolution of the class action or the SEC investigation. The possible outcome or resolution of the SEC investigation or the class action could require Elan to make substantial payments. Our opinion is not qualified in this respect.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2002 and of the loss of the Group for the year then ended, and have been properly prepared in accordance with the Companies Acts, 1963 to 2001, and all Regulations to be construed as one with those Acts.

Generally accepted accounting principles in Ireland vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended 31 December 2002, and shareholders' equity as at 31 December 2002 and 2001, to the extent summarised on pages 142 to 169 of the financial statements.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The balance sheet of the Company is in agreement with the books of account.

In our opinion, the information given in the Directors' Report on pages 60 to 68 is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet on page 80 are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2002 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.


KPMG
Chartered Accountants
Registered Auditors
Dublin, Ireland


3 September 2003


The above opinion is provided in compliance with Irish requirements. Opinions complying with auditing standards generally accepted in the United States will be included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.


--------------------------------------------------------------------------------
74

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
CONSOLIDATED PROFIT AND LOSS ACCOUNT
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                              YEAR ENDED 31 DECEMBER
-----------------------------------------------------------------------------------------------------------------------------
                                              2002                                          2001
                                                $M            2002                            $M          2001
                                            BEFORE              $M            2002        BEFORE            $M           2001
                                       EXCEPTIONAL     EXCEPTIONAL              $M   EXCEPTIONAL   EXCEPTIONAL             $M
                               NOTES         ITEMS           ITEMS           TOTAL         ITEMS         ITEMS          TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Revenue--continuing operations     3       1,006.2           172.5         1,178.7       1,343.5         227.8        1,571.3
Revenue--acquisitions                          --               --              --            --            --             --
Revenue--discontinued              7         154.3              --           154.3         169.4            --          169.4
-----------------------------------------------------------------------------------------------------------------------------
Total revenue                      2       1,160.5           172.5         1,333.0       1,512.9         227.8        1,740.7
Cost of sales                      3         417.0            66.1           483.1         364.0          22.8          386.8
-----------------------------------------------------------------------------------------------------------------------------
Gross profit/(loss)                          743.5           106.4           849.9       1,148.9         205.0        1,353.9
Selling, general and
 administrative expenses           3         835.4         1,788.0         2,623.4         697.5       1,084.2        1,781.7
Research and development
 expenses                       3, 4         402.6           114.7           517.3         323.3          78.6          401.9
-----------------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit--
 continuing operations                      (475.3)       (1,766.5)       (2,241.8)        125.0        (957.8)        (832.8)
Operating (loss)--
 acquisitions                                   --              --              --          (3.3)           --           (3.3)
Operating (loss)/profit--
 discontinued                      7         (19.2)          (29.8)          (49.0)          6.4            --            6.4
-----------------------------------------------------------------------------------------------------------------------------
Operating (loss)/profit            2        (494.5)       (1,796.3)       (2,290.8)        128.1        (957.8)        (829.7)
Share of profits of
 associates                                    6.0              --             6.0          10.3            --           10.3
Loss on fixed assets               3            --              --              --            --            --             --
Loss on sale of securities/
 guarantee                         3            --          (217.0)         (217.0)           --            --             --
Gain on disposal of businesses     3            --            77.9            77.9            --            --             --
-----------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary
 activities before interest
 and tax                                    (488.5)       (1,935.4)       (2,423.9)        138.4        (957.8)        (819.4)
Net interest and other
 (expense)/income               3, 5        (166.7)       (1,004.0)       (1,170.7)        (43.6)         (6.8)         (50.4)
-----------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary
 activities before tax             6        (655.2)       (2,939.4)       (3,594.6)         94.8        (964.6)        (869.8)
Tax on (loss)/profit on
 ordinary activities               8         (19.8)             --           (19.8)        (17.4)           --          (17.4)
-----------------------------------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary
 activities after tax                       (675.0)       (2,939.4)       (3,614.4)         77.4        (964.6)        (887.2)
Minority interest                 20          (0.7)             --            (0.7)           --            --             --
-----------------------------------------------------------------------------------------------------------------------------
Retained (loss)/profit for
 the year                                   (675.7)       (2,939.4)       (3,615.1)         77.4        (964.6)        (887.2)
-----------------------------------------------------------------------------------------------------------------------------
Basic (loss)/earnings per
 Ordinary Share                    9      $  (1.93)      $   (8.41)      $  (10.34)     $   0.23      $  (2.87)      $  (2.64)
Diluted (loss)/earnings per
 Ordinary Share                    9      $  (1.93)      $   (8.41)      $  (10.34)     $   0.22      $  (2.87)      $  (2.64)
Weighted average number
 of Ordinary Shares
 outstanding (millions)                      349.7           349.7           349.7         336.0         336.0          336.0
-----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------
                                      YEAR ENDED 31 DECEMBER
----------------------------------------------------------------------------
                                      2000
                                        $M           2000
                                    BEFORE             $M         2000
                               EXCEPTIONAL    EXCEPTIONAL           $M
                                     ITEMS          ITEMS        TOTAL
----------------------------------------------------------------------------
Revenue--continuing
 operations                        1,148.0             --      1,148.0
Revenue--acquisitions                 59.3             --         59.3
Revenue--discontinued                 94.7             --         94.7
----------------------------------------------------------------------------
Total revenue                      1,302.0             --      1,302.0
Cost of sales                        273.5           42.0        315.5
----------------------------------------------------------------------------
Gross profit/(loss)                1,028.5          (42.0)       986.5
Selling, general and
 administrative expenses             379.6            5.3        384.9
Research and development
 expenses                            273.3           32.0        305.3
----------------------------------------------------------------------------
Operating (loss)/profit--
 continuing operations               412.6          (63.3)       349.3
Operating (loss)--
 acquisitions                        (54.1)         (16.0)       (70.1)
Operating (loss)/profit--
 discontinued                         17.1             --         17.1
----------------------------------------------------------------------------
Operating (loss)/profit              375.6          (79.3)       296.3
Share of profits of
 associates                            0.1             --          0.1
Loss on fixed assets                    --          (33.9)       (33.9)
Loss on sale of securities/
 guarantee                              --             --           --
Gain on disposal of
 businesses                             --             --           --
----------------------------------------------------------------------------
(Loss)/profit on ordinary
 activities before interest
 and tax                             375.7         (113.2)       262.5
Net interest and other
 (expense)/income                     89.0           (0.4)        88.6
----------------------------------------------------------------------------
(Loss)/profit on ordinary
 activities before tax               464.7         (113.6)       351.1
Tax on (loss)/profit on
 ordinary activities                  (9.0)            --         (9.0)
----------------------------------------------------------------------------
(Loss)/profit on ordinary
 activities after tax                455.7         (113.6)       342.1
Minority interest                       --             --           --
----------------------------------------------------------------------------
Retained (loss)/profit for
 the year                            455.7         (113.6)       342.1
----------------------------------------------------------------------------
Basic (loss)/earnings per
 Ordinary Share                    $  1.59        $ (0.40)     $  1.19
Diluted (loss)/earnings per
 Ordinary Share                    $  1.46        $ (0.36)     $  1.10
Weighted average number
 of Ordinary Shares
 outstanding (millions)              287.1          287.1        287.1
----------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


Garo Armen, chairman    Kyran McLaughlin, director

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        75

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET


----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 AT 31 DECEMBER   AT 31 DECEMBER
                                                                                                           2002             2001
                                                                                   NOTES                     $M               $M
----------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                                                     11                2,079.5          4,526.2
Tangible assets                                                                       12                  459.3            401.1
Financial assets                                                                      13                  734.6          1,957.1
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        3,273.4          6,884.4
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Stocks                                                                                14                  149.8            183.6
Debtors                                                                               15                  133.0            407.2
Financial assets                                                                      13                   74.8            144.9
Cash and liquid resources                                                          30(c)/(h)            1,086.5          1,819.5
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        1,444.1          2,555.2
Convertible debt and guaranteed notes (amounts falling due within one year)           16                 (796.3)          (250.0)
Creditors (amounts falling due within one year)                                       17                 (745.2)        (1,081.7)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (1,541.5)        (1,331.7)
----------------------------------------------------------------------------------------------------------------------------------
Net current (liabilities)/assets                                                                          (97.4)          1,223.5
----------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                                   3,176.0          8,107.9
Convertible debt and guaranteed notes (amounts falling due after one year)            16               (1,480.4)        (2,407.1)
Creditors (amounts falling due after one year)                                        17                 (236.2)          (641.1)
----------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                             2                1,459.4          5,059.7
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called-up share capital                                                               18                   19.9             19.9
Share premium account                                                                                   5,392.6          5,386.3
Shares issuable                                                                                            18.0             18.6
Capital conversion reserve fund                                                                             0.1              0.1
Equity adjustment from foreign currency translation                                                       (25.0)           (39.9)
Profit and loss account                                                               19               (3,945.6)          (330.5)
----------------------------------------------------------------------------------------------------------------------------------
Shareholders' funds--equity                                                                             1,460.0          5,054.5
Minority equity interests                                                             20                   (0.6)             5.2
----------------------------------------------------------------------------------------------------------------------------------
Capital employed                                                                                        1,459.4          5,059.7
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


Garo Armen, chairman    Kyran McLaughlin, director

--------------------------------------------------------------------------------
76

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS


----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   YEAR ENDED 31 DECEMBER
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2002         2001       2000
                                                                                     NOTES          $M           $M         $M
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES                                                   30(a)      259.6        524.6      272.2
----------------------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                                 44.8         80.3      111.8
Interest paid                                                                                   (176.5)      (124.1)     (76.4)
----------------------------------------------------------------------------------------------------------------------------------
Cash (outflow)/inflow from returns on investments and servicing of finance                      (131.7)       (43.8)      35.4
----------------------------------------------------------------------------------------------------------------------------------
TAXATION                                                                                         (18.6)        (6.5)      (3.6)
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Additions to property, plant and equipment                                                      (170.2)      (120.8)     (64.4)
Receipts from disposal of property, plant and equipment                                            8.6          2.0        9.8
Payments to acquire intangible assets                                                           (315.5)      (286.7)     (79.5)
Receipts from disposal of intangible assets                                                        9.4         11.2         --
Payments to acquire Autoimmune product royalty rights                                           (121.0)          --         --
Redemption of investment in Autoimmune                                                            38.5           --         --
Sale of EPIL III investments in connection with the repayment of EPIL III debt                   148.0           --         --
Payment under guarantee in connection with EPIL III sale of investments                         (141.6)          --         --
Payments to acquire financial current assets                                                      (1.0)      (148.2)     (54.6)
Sale and maturity of financial current assets                                                     83.9        143.3      100.1
Payments to acquire financial fixed assets                                                      (191.2)      (624.3)    (411.9)
Receipts from disposal of financial fixed assets                                                  36.6         76.2        6.7
----------------------------------------------------------------------------------------------------------------------------------
Cash outflow from capital expenditure and financial investment                                  (615.5)      (947.3)    (493.8)
----------------------------------------------------------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Cash paid on acquisitions                                                             30(d)         --         (9.5)      (8.0)
Cash received on disposal of businesses                                                          361.3           --         --
Receipts from disposals of subsidiary                                                 30(f)       81.8         41.9         --
----------------------------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) from acquisitions and disposals                                            443.1         32.4       (8.0)
----------------------------------------------------------------------------------------------------------------------------------
Cash outflow before use of liquid resources and financing                                        (63.1)      (440.6)    (197.8)
----------------------------------------------------------------------------------------------------------------------------------
MANAGEMENT OF LIQUID RESOURCES                                                        30(b)      225.5        106.8      399.1
----------------------------------------------------------------------------------------------------------------------------------
FINANCING
Proceeds from issue of share capital                                                               5.7         304.8      76.9
Issue of loan notes                                                                                 --       1,185.7     444.1
Repurchase of LYONs                                                                             (126.9)           --        --
Repayment of EPIL III debt                                                                      (160.0)           --        --
Repayment of loans                                                                              (399.9)       (555.7)   (496.0)
Bank borrowing                                                                                      --         342.8     200.0
----------------------------------------------------------------------------------------------------------------------------------
Cash (outflow)/inflow from financing                                                            (681.1)      1,277.6     225.0
----------------------------------------------------------------------------------------------------------------------------------
Net (decrease)/ increase in cash                                                                (518.7)        943.8     426.3
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      77

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)


------------------------------------------------------------------------------------------------------------
                                                                             YEAR ENDED 31 DECEMBER
------------------------------------------------------------------------------------------------------------
                                                                          2002           2001        2000
                                                              NOTES         $M             $M          $M
------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
(Decrease)/increase in cash for the period                              (518.7)         943.8       426.3
Cash inflow from movement in liquid resources                           (225.5)        (106.8)     (399.1)
------------------------------------------------------------------------------------------------------------
                                                                        (744.2)         837.0        27.2
Other borrowing                                                             --         (347.4)     (200.0)
Repayment of loans                                                       559.9          557.6       512.4
Repurchase of LYONs                                                      149.8             --          --
Issue of loan notes                                                         --       (1,185.7)     (444.1)
------------------------------------------------------------------------------------------------------------
Change in net debt resulting from cash flows                             (34.5)        (138.5)     (104.5)
Liquid resources acquired with subsidiary undertaking                       --             --       214.2
Loans acquired with subsidiary undertaking                                  --           (0.3)     (363.7)
Non-cash movement--translation differences                                11.2           (1.4)       (1.1)
Non-cash movement--notes                                                   8.1          255.3       (54.4)
Non-cash movement--other                                                 (29.8)           1.1        (1.3)
------------------------------------------------------------------------------------------------------------
(Increase)/decrease in net debt                              30(c)       (45.0)         116.2      (310.8)
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
78

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS


-----------------------------------------------------------------------------------------
                                              NUMBER      SHARE        SHARE       SHARES
                                           OF SHARES    CAPITAL      PREMIUM     ISSUABLE
                                                   M         $M           $M           $M
-----------------------------------------------------------------------------------------
Balance at 31 December 1999                    269.1       16.3      2,479.7         18.6
Exercise of stock options and
 warrants                                        7.2        0.4         97.7           --
Exchange of 4.75% Exchangeable
 Notes                                            --         --          0.3           --
Stock issued as a result of acquisitions        46.2        2.0      2,194.2          7.3
Issue costs                                       --         --        (21.0)          --
Equity adjustment from foreign
 currency translation                             --         --           --           --
Goodwill on disposal                              --         --           --           --
Retained profit                                   --         --           --           --
-----------------------------------------------------------------------------------------
Balance at 31 December 2000                    322.5       18.7      4,750.9         25.9
Exercise of stock options and
 warrants                                       18.0        0.8        308.2           --
Exchange of 4.75% Exchangeable
 Notes                                           9.1        0.4        324.2           --
Stock issued as a result of acquisitions         0.2         --          7.3         (7.3)
Issue costs                                       --         --         (4.3)          --
Equity adjustment from foreign
 currency translation                             --         --           --           --
Retained (loss)                                   --         --           --           --
-----------------------------------------------------------------------------------------
Balance at 31 December 2001                    349.8       19.9      5,386.3         18.6
Exercise of stock options and
 warrants                                        0.6         --          7.7           --
Stock issued as a result of acquisitions          --         --          0.6         (0.6)
Issue costs                                       --         --         (2.0)          --
Equity adjustment from foreign
 currency translation                             --         --           --           --
Retained (loss)                                   --         --           --           --
-----------------------------------------------------------------------------------------
Balance at 31 December 2002                    350.4       19.9      5,392.6         18.0
-----------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                            PROFIT
                                             CAPITAL      AND LOSS   TRANSLATION        TOTAL
                                          CONVERSION       ACCOUNT    ADJUSTMENT       AMOUNT
                                                  $M            $M            $M           $M
------------------------------------------------------------------------------------------------
Balance at 31 December 1999                      0.1         208.1         (35.2)      2,687.6
Exercise of stock options and
 warrants                                         --            --            --          98.1
Exchange of 4.75% Exchangeable
 Notes                                            --            --            --           0.3
Stock issued as a result of acquisitions          --            --            --       2,203.5
Issue costs                                       --            --            --         (21.0)
Equity adjustment from foreign
 currency translation                             --            --          (1.6)         (1.6)
Goodwill on disposal                              --           6.5            --           6.5
Retained profit                                   --         342.1            --         342.1
------------------------------------------------------------------------------------------------
Balance at 31 December 2000                      0.1         556.7         (36.8)      5,315.5
Exercise of stock options and
 warrants                                         --            --            --         309.0
Exchange of 4.75% Exchangeable
 Notes                                            --            --            --         324.6
Stock issued as a result of acquisitions          --            --            --            --
Issue costs                                       --            --            --          (4.3)
Equity adjustment from foreign
 currency translation                             --            --          (3.1)         (3.1)
Retained (loss)                                   --        (887.2)           --        (887.2)
------------------------------------------------------------------------------------------------
Balance at 31 December 2001                      0.1        (330.5)        (39.9)      5,054.5
Exercise of stock options and
 warrants                                         --            --            --           7.7
Stock issued as a result of acquisitions          --            --            --            --
Issue costs                                       --            --            --          (2.0)
Equity adjustment from foreign
 currency translation                             --            --          14.9          14.9
Retained (loss)                                   --      (3,615.1)           --      (3,615.1)
------------------------------------------------------------------------------------------------
Balance at 31 December 2002                      0.1      (3,945.6)        (25.0)      1,460.0
------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


------------------------------------------------------------------------------------------------
                                                                 YEAR ENDED 31 DECEMBER
------------------------------------------------------------------------------------------------
                                                                2002          2001         2000
                                                                  $M            $M           $M
------------------------------------------------------------------------------------------------
Retained (loss)/profit                                      (3,615.1)       (887.2)       342.1
Equity adjustment from foreign currency translation             14.9          (3.1)        (1.6)
------------------------------------------------------------------------------------------------
Total recognised (losses)/gains                             (3,600.2)       (890.3)       340.5
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        79

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

COMPANY BALANCE SHEET


------------------------------------------------------------------------------------------------
                                                             AT 31 DECEMBER    AT 31 DECEMBER
                                                                       2002              2001
                                                 NOTES                   $M                $M
------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                   31                105.4             173.1
Tangible assets                                     31                 17.7              19.5
Financial assets                                    31              2,682.6           7,687.3
------------------------------------------------------------------------------------------------
                                                                    2,805.7           7,879.9
------------------------------------------------------------------------------------------------
CURRENT ASSETS
Debtors                                             31                 19.4              45.2
Cash and liquid resources                                             182.8             122.6
------------------------------------------------------------------------------------------------
                                                                      202.2             167.8
Creditors (amounts falling due within one year)     31             (1,536.4)           (859.6)
------------------------------------------------------------------------------------------------
Net current liabilities                                            (1,334.2)           (691.8)
------------------------------------------------------------------------------------------------
Total assets less current liabilities                               1,471.5           7,188.1
Creditors (amounts falling due after one year)      31                (12.1)            (11.1)
------------------------------------------------------------------------------------------------
Net assets                                                          1,459.4           7,177.0
------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
Called-up share capital                             18                 19.9              19.9
Share premium account                                               5,392.6           5,386.3
Shares issuable                                                        18.0              18.6
Capital conversion reserve fund                                         0.1               0.1
Profit and loss account                             19             (3,971.2)          1,752.1
------------------------------------------------------------------------------------------------
Shareholders' funds--equity                                         1,459.4           7,177.0
------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.



Garo Armen, chairman    Kyran McLaughlin, director

--------------------------------------------------------------------------------
80

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

1 SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in U.S. dollars under the historical cost convention and in accordance with Irish GAAP and comply with the Financial Reporting Standards ("FRS") of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland. Where there are significant differences to U.S. GAAP, these have been described in Note 33 to the Consolidated Financial Statements.

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements with the exception of the Company's accounting policy for deferred taxation. The Company has adopted FRS 19 "Deferred Taxation" ("FRS 19") which applies to all accounting periods ending on or after 23 January 2002. Prior to the adoption of FRS 19, deferred tax was provided in respect of timing differences only to the extent that there was a reasonable probability that a liability or asset would crystallise. Under FRS 19, deferred tax is provided on all timing differences, with deferred tax assets being recognised when it is likely that they will be recovered. The adoption of FRS 19 has had no impact on the historical results of the Company and as such prior year results have not been restated to reflect this change.

A BASIS OF CONSOLIDATION AND PRESENTATION OF FINANCIAL INFORMATION

The Consolidated Financial Statements include the accounts of Elan and all of its subsidiary undertakings and its share of profits or losses of associated undertakings. Associated undertakings are accounted for under the equity method of accounting. All significant intercompany profits, transactions and account balances have been eliminated.

The Company has made significant losses during the last two financial years. However, the directors, having made inquiries, believe that Elan has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

B REVENUE

Elan's revenues are derived from a number of different sources and are classified within the categories of product revenue and contract revenue. Revenue is shown net of value added tax and other sales taxes, trade discounts and rebates.

Product revenue includes (i) the sale of products, (ii) royalties, (iii) the sales of product rights and related inventory (referred to as product disposals and product rationalisations), and (iv) product co-promotion, marketing and similar activities.

The sale of products consists of the sale of pharmaceutical drugs and diagnostic products primarily to wholesalers and physicians. Royalties arise when Elan receives a percentage of revenue on a product marketed by a third party. Revenue from the sale of product rights and related inventory consists of the proceeds from the disposal of products, inventory and intellectual property less the write-off of the related intangible assets. Revenue from product co-promotion, marketing and similar activities consists of the reimbursement of commercialisation expenses from Elan's risk-sharing arrangements. Elan had two risk-sharing arrangements which were with Pharma Marketing and Autoimmune.

Product revenue from the sale of products is recognised when title passes, net of applicable discounts and allowances. Other product revenues are recognised based on the terms of the applicable contract.

Contract revenue includes (i) licence fees, (ii) research revenue and (iii) contract revenue from risk-sharing arrangements. Contract revenue arises from contracts to perform research and development services on behalf of clients and/or technology licensing and business ventures. Contract revenue is recognised when earned and non-refundable, and when Elan has no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract.

Licence fees are up-front or milestone payments for intellectual property and technology owned by Elan. Research revenue consists of payments or milestones arising from research and development activities performed by Elan on behalf of third parties. Contract revenue from risk-sharing arrangements consists of the reimbursement of research and development costs by Pharma Marketing and Autoimmune.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      81

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The composition of Elan's revenue for 2002, 2001 and 2000 was as follows:

-------------------------------------------------------------
                            2002           2001         2000
                              $M             $M           $M
-------------------------------------------------------------
Product revenue          1,204.5        1,407.0        825.6
Contract revenue           128.5          333.7        476.4
-------------------------------------------------------------
Total revenue            1,333.0        1,740.7      1,302.0
-------------------------------------------------------------

Product revenue can be further analysed as follows:

-----------------------------------------------------------------
                                   2002         2001         2000
                                     $M           $M           $M
-----------------------------------------------------------------
PRODUCT REVENUE
Retained products                 516.6        610.5        404.1
Divested products                 625.1        638.8        360.4
Risk-sharing arrangements          62.8        157.7         61.1
-----------------------------------------------------------------
                                1,204.5      1,407.0        825.6
-----------------------------------------------------------------

Divested products includes products divested since the beginning of 2001, and products which are currently subject to divestment agreements. Retained products includes products that were not divested and that are not subject to divestment agreements. Included in divested product revenue for 2002 and 2001 were exceptional revenues of $172.5 million and $231.4 million arising from product disposals and rationalisations. These revenues represent the proceeds, net of the related intangible assets, arising from the disposal of products during 2002 and 2001.

Contract revenue can be further analysed as follows:

-------------------------------------------------------------------
                                    2002         2001         2000
                                      $M           $M           $M
-------------------------------------------------------------------
CONTRACT REVENUE
Licence fees                         7.1        173.6        393.0
Risk-sharing arrangements           37.2         58.7         27.6
Research revenues/milestones        84.2        101.4         55.8
-------------------------------------------------------------------
                                   128.5        333.7        476.4
-------------------------------------------------------------------

Contract revenue from business venture arrangements, consisting of up-front licence fees and research revenue, was as follows:

--------------------------------------------------------------
                              2002         2001         2000
                                $M           $M           $M
--------------------------------------------------------------
Up-front Licence Fees           --        172.5        321.2
Research Revenue              13.4         15.0         15.4
--------------------------------------------------------------
Total                         13.4        187.5        336.6
--------------------------------------------------------------

Elan made initial investments in the business venture arrangements of $Nil, $229.2 million and $435.7 million for 2002, 2001 and 2000, respectively. Elan made subsequent investments in the business venture parents of $83.4 million, $92.2 million and $41.3 million for 2002, 2001 and 2000, respectively. In addition, Elan expensed $23.9 million, $24.6 million and $10.0 million of subsequent funding to the business ventures in 2002, 2001 and 2000, respectively.


--------------------------------------------------------------------------------
82

--------------------------------------------------------------------------------

C EXCEPTIONAL ITEMS

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

D DISCONTINUED OPERATIONS

A discontinued operation is classified as an operation of the business which is
(i) sold or terminated and the sale or termination has been completed during the year or within three months following the year end, (ii) the former activities have ceased permanently, (iii) the operation had a material effect on the nature and focus of the business and (iv) its financial results are clearly distinguishable.

E TANGIBLE FIXED ASSETS AND IMPAIRMENT

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation of tangible fixed assets is computed using the straight-line method based on estimated useful lives at the following annual rates:

--------------------------------------------------------------
                                                             %
--------------------------------------------------------------
Buildings                                              2.5-6.6
--------------------------------------------------------------
Leasehold improvements            Lease term or 2.5% if higher
--------------------------------------------------------------
Plant and equipment                                       5-40
--------------------------------------------------------------

The average depreciation rate for buildings is 3% and for plant and equipment is 12%.

Where events or circumstances are present which indicate that the carrying amount of a tangible asset may not be recoverable, the Company estimates the net realisable value (estimated sales proceeds less costs to sell) or the value in use (present value of future cash flows) expected to result from use of the asset and its eventual disposition. The recoverable amount is the higher of net realisable value and value in use. Where the recoverable amount is less than the carrying amount of the asset, the Company recognises an impairment loss which is charged to the profit and loss account. Otherwise, no loss is recognised.

F INTANGIBLE FIXED ASSETS AND IMPAIRMENT

Patents, licences, acquired IP and goodwill are stated at the lower of cost or valuation. Patents and licences are amortised over their expected useful lives, which range between 2 years and 20 years. The average amortisation period for patents and licences is approximately 16 years. Goodwill arising on acquisitions since 1998 is capitalised and amortised to the profit and loss account over the period during which the benefits are expected to accrue, but in no case greater than 20 years. The average amortisation period for goodwill is 18 years. Prior to 1 January 1998, goodwill was written-off directly to consolidated reserves in the year of acquisition. Acquired IP arising on acquisitions is capitalised and amortised to the profit and loss account over its useful economic life. The useful economic life commences upon generation of product revenue relating to the acquired IP.

Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the net realisable value (estimated sales proceeds less costs to sell) or the value in use (present value of future cash flows) expected to result from use of the asset and its eventual disposition. The recoverable amount is the higher of net realisable value and value in use. Where the recoverable amount is less than the carrying amount of the asset, the Company recognises an impairment loss which is charged to the profit and loss account. Otherwise, no loss is recognised.

G STOCKS

Stocks are valued at the lower of cost or market value. Cost in the case of raw materials and supplies is calculated on a first-in, first-out basis and comprises the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts. Cost in the case of work-in-progress and finished goods comprises direct labour, material costs and attributable overheads.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      83

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

H RESEARCH AND DEVELOPMENT

Research and development expenditure is charged to the profit and loss account in the period in which it is incurred.

I TAXATION

Current tax, including Irish corporation tax and foreign taxes, is provided on the Group's taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred taxation is recognised in full in respect of timing differences that have originated but not reversed at the balance sheet date.

J FOREIGN CURRENCIES AND TRANSLATION OF SUBSIDIARY AND ASSOCIATED UNDERTAKINGS

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. The resulting monetary assets and liabilities are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Profits and losses are dealt with in the profit and loss account and, where material, they are separately disclosed.

The assets and liabilities of subsidiary undertakings are translated using year-end rates and income is translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries and associates are taken directly to reserves via the Consolidated Statement of Total Recognised Gains and Losses.

K DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating exchange and interest rates.

Derivative financial instruments are utilised to mitigate interest rate and currency exposures. Forward currency contracts and options and interest rate derivatives are marked to market at each balance sheet date and the resulting gains and losses are recognised in the profit and loss account. The carrying value of derivative financial instruments is generally reported within current assets or other current liabilities.

L FINANCIAL ASSET INVESTMENTS AND IMPAIRMENT

Financial asset investments, other than associated undertakings, are stated at cost less provision for impairment in value. The carrying values of financial assets are assessed for impairment using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities are assessed using methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flow models. The factors affecting carrying values include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company.

Financial current asset investments held for trading purposes are stated at market value with interest and similar income taken to the profit and loss account on a receivable basis. Other financial current asset investments are accounted for on an amortised cost basis.

Investments in associated undertakings are accounted for under the equity method where the Company holds voting equity in the investee and exercises significant influence over the operating and financial policies of the investee. Significant influence may exist even if the Company owns less than 20% of the investee's equity depending on the existence of factors such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel or technological dependency. Certain circumstances, such as majority ownership by another company, can offset the impact of such factors. The determination to use cost or equity accounting requires a significant degree of judgement on the facts and circumstances of a particular investment. Financial asset investments which are accounted for under the equity method are stated at cost, adjusted for the Company's share of the earnings or losses of the investee after the date of investment, less any provision for impairment in value.

M FINANCING COSTS

Debt finance costs are allocated to financial reporting periods over the term of the related debt at a constant rate on the carrying amount. The carrying amount of debt includes related financing costs.


--------------------------------------------------------------------------------
84

--------------------------------------------------------------------------------

N PENSIONS

The regular cost of providing benefits under defined benefit plans is charged to the profit and loss account over the service lives of the members of the schemes. The regular costs are determined in consultation with independent, external, qualified actuaries. Variations from regular costs, where they arise, are allocated to operating profit/(loss) over the expected remaining service lives of the members.

The costs of providing defined contribution benefit plans are expensed as incurred.

O LEASING

Tangible fixed assets, acquired under a lease which transfers substantially all of the risks and rewards of ownership to the Company, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as short or medium term borrowings as appropriate. Finance charges on finance leases are charged to the profit and loss account over the term of the lease to give a constant rate of charge in proportion to the capital balances outstanding. Rentals on operating leases are charged to the profit and loss account as incurred.

P STOCK COMPENSATION

Stock option compensation expense is the difference between the market value of shares at the date of the option grant and the amount of the consideration, if any, that participants may be required to pay for the shares.

Q FINANCE CHARGES AND PRODUCT ACQUISITION ACCRUALS

Deferred and contingent payments on product acquisitions are recognised in creditors on a time-discounted basis. The Company accrues such amounts where payment is probable. Such amounts include contingent payments based on future product revenues and future option payments that the Company may make to acquire such products. A related finance charge is included annually in the profit and loss account.

R DESCRIPTION OF BUSINESS

Elan is a worldwide biopharmaceutical company headquartered in Dublin, Ireland. The Company is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases.

During 2001 and through mid-2002, the Company conducted its operations through two primary business units: Biopharmaceuticals and Drug Delivery. On 31 July 2002, the Company announced a recovery plan to restructure its businesses, assets and balance sheet and to meet its financial obligations. The Company will focus on three core therapeutic areas; neurology, pain management and autoimmune diseases. The Group was reorganised and two new units were created:
Core Elan and Elan Enterprises. Please refer to Note 3 to the Consolidated Financial Statements for further information on the recovery plan.

Core Elan is engaged in pharmaceutical commercial activities and biopharmaceutical research and development activities. Core Elan is also engaged in manufacturing activities at its facility in Athlone, Ireland. Elan's pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management and infectious diseases. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases.

Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products. Drug delivery activities have historically included the development, licensing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Elan Enterprises is seeking to dispose of many of these businesses and assets.

Since 1996, Elan has pursued collaborations with biotechnology, drug delivery and pharmaceutical companies through a programme referred to as "the business venture programme". As part of Elan's recovery plan, Elan has announced its intention to restructure or terminate substantially all of its business ventures. See Note 1b to the Consolidated Financial Statements for a summary of the investments made and licence fees received from the business venture arrangements. Please refer to Note 26 to the Consolidated Financial Statements for further information on the business ventures.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      85

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Elan has in the past entered into risk-sharing arrangements. Please refer to
Note 24 to the Consolidated Financial Statements for information on Elan's risk-sharing arrangements. Elan does not expect to earn any revenues from these risk-sharing arrangements or upfront licence fees from business ventures in the future.

The composition of Elan's revenue for 2002, 2001 and 2000 has been described above in Note 1b to the Consolidated Financial Statements.

S RISKS AND UNCERTAINTIES

The Company is subject to certain risks and uncertainties arising from a number of factors including competition, government regulation, litigation, liquidity and financing, continued successful licensing and marketing, third party reimbursement, pricing pressure, unpredictability of patent protection, the value of its investments and other assets, unpredictability of product approvals, tax reform and environmental liabilities. The Company makes a provision for these risks and uncertainties when it has a present obligation as a result of a past event in respect of which it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount, or the minimum amount, that will be required to settle the obligation.

T USE OF ESTIMATES

The preparation of the Consolidated Financial Statements in conformity with Irish GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

2 SEGMENT INFORMATION

Elan's business is currently conducted through two business units, Core Elan and Elan Enterprises.

Core Elan is engaged in pharmaceutical commercial activities and biopharmaceutical research and development activities. Elan Enterprises is mainly comprised of Elan's drug delivery businesses and other assets such as business ventures and non-core pharmaceutical products.

A REVENUE BY GEOGRAPHICAL REGION WAS AS FOLLOWS:

--------------------------------------------------------------------------------------------------------------
                                                                              2002         2001         2000
                                                                                $M           $M           $M
--------------------------------------------------------------------------------------------------------------
GEOGRAPHICAL ORIGIN:
Ireland                                                                      422.7        673.0        567.0
Rest of Europe                                                                98.3         89.7         60.1
United States                                                                804.5        928.4        599.3
Other                                                                          7.5         49.6         75.6
--------------------------------------------------------------------------------------------------------------
External revenue                                                           1,333.0      1,740.7      1,302.0
--------------------------------------------------------------------------------------------------------------
DISTRIBUTION OF EXPORT REVENUE FROM IRELAND:
United States                                                                215.2        256.6        122.5
Other                                                                        192.4        411.8        435.9
--------------------------------------------------------------------------------------------------------------
Export revenue from Ireland                                                  407.6        668.4        558.4
--------------------------------------------------------------------------------------------------------------
Export revenue from Ireland as a percentage of total external revenue           31%          38%          43%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
86

--------------------------------------------------------------------------------

B THE DISTRIBUTION OF OPERATING (LOSS)/PROFIT BY GEOGRAPHICAL AREA WAS AS
FOLLOWS:


--------------------------------------------------------------------------
                                         2002          2001         2000
                                           $M            $M           $M
--------------------------------------------------------------------------
Ireland                              (1,860.8)       (636.2)        208.6
Rest of Europe                          (37.5)        (29.7)        (13.9)
United States                          (368.4)       (187.9)         63.6
Other                                   (16.1)         31.4          43.1
--------------------------------------------------------------------------
                                     (2,282.8)       (822.4)        301.4
Corporate costs                          (8.0)         (7.3)         (5.1)
--------------------------------------------------------------------------
Total operating (loss)/profit        (2,290.8)       (829.7)        296.3
--------------------------------------------------------------------------

C THE DISTRIBUTION OF CONSOLIDATED NET ASSETS BY GEOGRAPHICAL AREA WAS AS
FOLLOWS:

------------------------------------------------------
                  AT 31 DECEMBER    AT 31 DECEMBER
                            2002              2001
                              $M                $M
------------------------------------------------------
Ireland                  1,671.8           3,718.3
Rest of Europe             102.0             179.7
United States              242.3             194.3
Bermuda                   (563.0)            960.3
Other                        6.3               7.1
------------------------------------------------------
Net assets               1,459.4           5,059.7
------------------------------------------------------

D MAJOR CUSTOMERS

Cardinal Health, Amerisource Bergen and McKesson accounted for approximately 13%, 13% and 12%, respectively, of Elan's total revenue for 2002. Cardinal Health and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan's total revenue in 2001. No other customer accounted for more than 10% of revenue in 2002, 2001 or 2000.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      87

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

E ANALYSIS BY CLASS OF BUSINESS

                                                CORE ELAN                       ELAN ENTERPRISES
                                  ------------------------------------- --------------------------------
                                           2002         2001       2000       2002       2001       2000
                                             $M           $M         $M         $M         $M         $M
--------------------------------------------------------------------------------------------------------
Total sales                              963.0      1,414.4       814.1      389.5      345.6      502.4
Intersegment sales                       (11.8)       (11.9)       (7.6)      (7.7)      (7.4)      (6.9)
--------------------------------------------------------------------------------------------------------
Sales to third parties                   951.2      1,402.5       806.5      381.8      338.2      495.5
--------------------------------------------------------------------------------------------------------
Operating (loss)/profit               (2,155.8)      (667.5)        1.1     (126.6)    (155.3)     301.9
Intersegment (profit)/loss                (0.6)        (0.1)       (0.6)       0.2        0.5       (1.0)
--------------------------------------------------------------------------------------------------------
External operating
 (loss)/profit                        (2,156.4)      (667.6)        0.5     (126.4)    (154.8)     300.9
--------------------------------------------------------------------------------------------------------
External operating (loss)/profit
 before exceptional items               (497.2)       (29.6)       63.5       10.7      163.7      317.2
Depreciation and amortisation            267.1        217.3       100.4       50.5       49.8       36.9
Net assets                             1,309.8      3,343.0     4,412.9      314.7      721.3      882.0
Capital expenditure (including
 acquisitions)                           249.4      1,244.5     2,513.1       32.9       84.1      190.7
--------------------------------------------------------------------------------------------------------

                                                  TOTAL
                                  --------------------------------------
                                          2002         2001         2000
                                            $M           $M           $M
-------------------------------------------------------------------------
Total sales                            1,352.5      1,760.0      1,316.5
Intersegment sales                       (19.5)       (19.3)       (14.5)
-------------------------------------------------------------------------
Sales to third parties                 1,333.0      1,740.7      1,302.0
-------------------------------------------------------------------------
Operating (loss)/profit               (2,282.4)      (822.8)       303.0
Intersegment (profit)/loss                (0.4)         0.4         (1.6)
-------------------------------------------------------------------------
External operating
 (loss)/profit                        (2,282.8)      (822.4)       301.4
-------------------------------------------------------------------------
External operating (loss)/profit
 before exceptional items               (486.5)       134.1        380.7
Depreciation and amortisation            317.6        267.1        137.3
Net assets                             1,624.5      4,064.3      5,294.9
Capital expenditure (including
 acquisitions)                           282.3      1,328.6      2,703.8
-------------------------------------------------------------------------

(i)  Reconciliation of operating (loss)/profit

                                             2002          2001         2000
                                               $M            $M           $M
------------------------------------------------------------------------------
Segmental operating (loss)/profit        (2,282.8)       (822.4)        301.4
Corporate costs                              (8.0)         (7.3)         (5.1)
------------------------------------------------------------------------------
                                         (2,290.8)       (829.7)        296.3
------------------------------------------------------------------------------

(ii)  Reconciliation of operating (loss)/profit before exceptional items

                                                                     2002         2001         2000
                                                                       $M           $M           $M
----------------------------------------------------------------------------------------------------
Segmental operating (loss)/profit before exceptional items        (486.5)        134.1        380.7
Corporate costs                                                     (8.0)         (6.0)        (5.1)
----------------------------------------------------------------------------------------------------
                                                                  (494.5)        128.1        375.6
----------------------------------------------------------------------------------------------------

(iii)  Reconciliation of net assets

                                        2002           2001           2000
                                          $M             $M             $M
---------------------------------------------------------------------------
Segmental net assets                 1,624.5        4,064.3        5,294.9
Corporate net assets                   671.3        1,238.6          818.8
Interest bearing assets              1,479.4        2,846.7        1,591.0
Interest bearing liabilities        (2,315.8)      (3,089.9)      (2,389.6)
---------------------------------------------------------------------------
                                     1,459.4        5,059.7        5,315.1
---------------------------------------------------------------------------

--------------------------------------------------------------------------------
88

--------------------------------------------------------------------------------

(iv) Reconciliation of depreciation and amortisation

                                                 2002         2001         2000
                                                   $M           $M           $M
--------------------------------------------------------------------------------
Segmental depreciation and amortisation         317.6        267.1        137.3
Corporate depreciation and amortisation           2.7          3.3          3.3
--------------------------------------------------------------------------------
                                                320.3        270.4        140.6
--------------------------------------------------------------------------------

(v) Reconciliation of capital expenditure

                                        2002           2001           2000
                                          $M             $M             $M
--------------------------------------------------------------------------------
Segmental capital expenditure          282.3        1,328.6        2,703.8
Corporate capital expenditure            1.9            1.8            3.4
--------------------------------------------------------------------------------
                                       284.2        1,330.4        2,707.2
--------------------------------------------------------------------------------

3 EXCEPTIONAL ITEMS

Exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence.

The exceptional revenues and costs incurred in 2002, 2001 and 2000 are included in the profit and loss account under the following statutory headings:

--------------------------------------------------------------------------------------
                                                       2002          2001        2000
                                                         $M            $M          $M
--------------------------------------------------------------------------------------
Revenue                                              (172.5)       (227.8)         --
Cost of sales                                          66.1          22.8        42.0
Selling, general and administrative expenses        1,788.0       1,084.2         5.3
Research and development expenses                     114.7          78.6        32.0
Other ordinary activities                             139.1           --         33.9
Net interest and other expense                      1,004.0           6.8         0.4
--------------------------------------------------------------------------------------
Net exceptional charges                             2,939.4         964.6       113.6
--------------------------------------------------------------------------------------

2002

In 2002, Elan incurred net exceptional charges of $2,939.4 million.

The exceptional items for 2002 mainly relate to the:

o Implementation of Elan's recovery plan. Elan announced this recovery plan in July 2002;

o Significant decline during 2002 in the financial markets for investments in emerging biotechnology, drug delivery and pharmaceutical companies; and

o   Introduction of generic competitors to some of Elan's products.

On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan decided to focus on three core therapeutic areas. These are neurology, pain management and autoimmune diseases. A key element of the recovery plan is the divestiture of businesses and products. The exceptional charges and revenue arising from the recovery plan mainly relate to the:

o Sale of businesses and products. The carrying value of these assets have been written down, where applicable, to their estimated recoverable amounts. Exceptional revenue arises from the proceeds received on the disposal of products;

o Discontinuance of businesses or the decision not to exercise an option to acquire a product. For example, Elan decided not to exercise its option to acquire certain dermatology products from GSK;


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      89

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

o Rationalisation and restructuring expenses incurred from a reduction in the scope of Elan's activities, a reduction in employee numbers and related write-downs in the carrying value of assets;

o Simplification of Elan's business such as the termination of the Autoimmune risk-sharing arrangement; and

o  Termination of substantially all of Elan's business ventures.


These exceptional revenues and costs have been included under the statutory format headings to which they relate analysed as follows:

                                                                           SELLING,
                                                              COST      GENERAL AND
                                                REVENUE   OF SALES   ADMINISTRATIVE
                                                    (A)        (B)              (C)
                                                     $M         $M               $M
-----------------------------------------------------------------------------------
Product disposals and product
 rationalisations                              (172.5)       --             --
Zanaflex inventory -- generic competition          --       43.3            --
Acquired IP and goodwill impairment:
 Dura                                              --        --           854.9
 Liposome                                          --        --           111.8
 Sano                                              --        --            89.8
 Quadrant                                          --        --            78.2
 Axogen                                            --        --            28.4
 Others                                            --        --            19.1
-----------------------------------------------------------------------------------
Total acquired IP and goodwill impairment          --        --         1,182.2
-----------------------------------------------------------------------------------
Product impairments:
 Pain Portfolio                                    --        --            86.3
 Myobloc                                           --        --            77.7
 Naprelan                                          --        --            35.7
 Myambutol                                         --        --            32.7
 Dermatology products                              --        --            29.8
 Frova                                             --        --            29.4
 Delsys                                            --        --             --
 All others                                        --        8.0           62.9
-----------------------------------------------------------------------------------
Total product impairments                          --        8.0          354.5
-----------------------------------------------------------------------------------
Purchase of Autoimmune royalty rights              --        --           121.0
Severance/relocation costs                         --        8.4           23.2
Litigation provisions                              --        --            19.0
Tangible fixed asset write-downs                   --        5.7           28.3
Gain on disposal of businesses                     --        --             --
Loss on sale of securities/guarantee               --        --             --
Investment impairments                             --        --             --
Profit on redemption of LYONs                      --        --             --
Other                                              --        0.7           59.8
-----------------------------------------------------------------------------------
Net exceptional charges                        (172.5)      66.1        1,788.0
-----------------------------------------------------------------------------------


                                                 RESEARCH        OTHER
                                                      AND     ORDINARY          NET
                                              DEVELOPMENT   ACTIVITIES     INTEREST
                                                      (D)          (E)          (F)       TOTAL
                                                       $M           $M           $M          $M
------------------------------------------------------------------------------------------------
Product disposals and product
 rationalisations                                  --            --            --       (172.5)
Zanaflex inventory -- generic competition          --            --            --         43.3
Acquired IP and goodwill impairment:
 Dura                                              --            --            --        854.9
 Liposome                                          --            --            --        111.8
 Sano                                              --            --            --         89.8
 Quadrant                                          --            --            --         78.2
 Axogen                                            --            --            --         28.4
 Others                                           10.6           --            --         29.7
------------------------------------------------------------------------------------------------
Total acquired IP and goodwill impairment         10.6           --            --      1,192.8
------------------------------------------------------------------------------------------------
Product impairments:
 Pain Portfolio                                    --            --            --         86.3
 Myobloc                                           --            --            --         77.7
 Naprelan                                          --            --            --         35.7
 Myambutol                                         --            --            --         32.7
 Dermatology products                              --            --            --         29.8
 Frova                                             --            --            --         29.4
 Delsys                                           45.7           --            --         45.7
 All others                                       13.6           --            --         84.5
------------------------------------------------------------------------------------------------
Total product impairments                         59.3           --            --        421.8
------------------------------------------------------------------------------------------------
Purchase of Autoimmune royalty rights              --            --            --        121.0
Severance/relocation costs                        19.7           --            --         51.3
Litigation provisions                              --            --            --         19.0
Tangible fixed asset write-downs                  11.6           --            --         45.6
Gain on disposal of businesses                     --          (77.9)          --        (77.9)
Loss on sale of securities/guarantee               --          217.0           --        217.0
Investment impairments                             --            --        1,045.9     1,045.9
Profit on redemption of LYONs                      --            --          (37.7)      (37.7)
Other                                             13.5           --           (4.2)       69.8
------------------------------------------------------------------------------------------------
Net exceptional charges                          114.7         139.1       1,004.0     2,939.4
------------------------------------------------------------------------------------------------

(A) REVENUE

Exceptional product revenue of $172.5 million for 2002 includes $154.7 million from product disposals arising from Elan's recovery plan, as well as $17.8 million relating to product rationalisations.

On 9 December 2002, Elan announced the amendment of the terms of its development, licence and supply agreement with Ligand regarding Avinza. Elan received a cash payment of $100.0 million from Ligand, in return for a reduction in the ongoing royalty rate from the previous level of 30% of net sales of Avinza in the United States and Canada to approximately 10%. In addition, Elan agreed to forego its option to negotiate a co-promotion agreement with Ligand for Avinza in the United States and Canada. Elan will continue to

--------------------------------------------------------------------------------
90

--------------------------------------------------------------------------------

manufacture the product in its Gainesville facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $75.6 million on the closing of this transaction.

On 3 October 2002, Elan announced that it sold its rights to Actiq in twelve territories, principally in Europe, to Anesta. At the date of disposal, Actiq was marketed by Elan in the United Kingdom, Ireland and Germany. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $40.3 million on the closing of this transaction.

On 23 August 2002, Elan announced a licensing agreement with Watson for exclusive marketing rights to the 30mg and 60mg dosage strengths of Elan's extended-release nifedipine tablets in the United States. Elan received $45.0 million in cash from Watson. Elan will continue to manufacture the products in its Athlone facility. Net of the write-off of the related intangible assets, Elan recorded exceptional product revenue of $38.8 million on the closing of this transaction.


(B) COST OF SALES

Exceptional cost of sales includes a charge of $43.3 million related to the write-off of Zanaflex inventories due to the impact of generic competition during 2002. Other exceptional cost of sales includes $8.0 million on the write down of the intangible asset for Mysoline, following generic competition for this product, $5.7 million on the impairment of certain fixed assets, severance/relocation costs of $8.4 million and other exceptional cost of sales of $0.7 million.


(C) SELLING, GENERAL AND ADMINISTRATIVE

Exceptional selling, general and administrative expenses were $1,788.0 million. $1,536.7 million of the exceptional expenses relate to impairment charges arising on write-downs of intangible assets. Other exceptional selling, general and administrative expenses were $251.3 million. These include the purchase of royalty rights from Autoimmune, fixed asset write-downs and similar costs arising from the restructuring of the Group as part of the recovery plan. They also include legal costs related to the SEC investigation, shareholder litigation and litigation provisions.

Impairment charges to goodwill relating to the acquisitions of Dura, Liposome, Quadrant and Sano were $854.9 million, $111.8 million, $78.2 million and $2.4 million, respectively. Impairment charges to acquired IP arising from the acquisitions of Sano and Axogen were $87.4 million and $28.4 million, respectively. Other impairments to goodwill totalled $19.1 million. Impairment charges to patents and licences arising on write-downs of the product intangibles for the Pain Portfolio, Myobloc, Naprelan, Myambutol, dermatology products and Frova were $86.3 million, $77.7 million, $35.7 million, $32.7 million, $29.8 million and $29.4 million, respectively. Other impairments to patents and licences totalled $62.9 million.


Dura

Elan acquired Dura in November 2000 for $1,590.7 million. Dura was a specialty pharmaceutical company engaged in the marketing and sale of prescription products for the treatment of infectious diseases and respiratory conditions. The Dura acquisition added over 500 hospital and primary care sales representatives to Elan's sales and marketing infrastructure and broadened Elan's portfolio of marketed products. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, Elan wrote down goodwill relating to the acquisition of Dura by $854.9 million. Elan acquired Dura in order to significantly expand its sales and marketing infrastructure. Elan's recovery plan aims to create a research and development based biopharmaceutical company focused in neurology, pain management and autoimmune diseases. Therefore, Elan has decided to significantly reduce its sales and marketing infrastructure. For example, during 2002, Elan decided to dispose of its primary care franchise and related infrastructure. As a result of such reductions in Elan's sales and marketing capability, the carrying value of the Dura goodwill has been impaired.


Liposome

Elan acquired Liposome in May 2000 for $731.8 million, which included a milestone payment of $54.0 million paid on the receipt of marketing and pricing approval for Myocet in certain countries of the EU. Liposome was a biotechnology company engaged in the development, manufacturing and marketing of therapeutic products to treat cancer and related diseases. The purchase price was primarily allocated to goodwill and patents and licences. In 2002, under its recovery plan, Elan disposed of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, and allocated $119.0 million of goodwill to the sale of the Abelcet business based on the estimated relative fair value of the Abelcet rights disposed. In 2002, Elan wrote down the remaining goodwill arising from the acquisition of Liposome by $111.8 million, as under its recovery plan Elan has decided to close its oncology research and development business. The residual value for goodwill of $86.8 million is supported by European rights to Abelcet and Myocet.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      91

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Quadrant

Elan acquired Quadrant in December 2000 for $86.0 million. Quadrant was a drug delivery company with proprietary formulation technology applicable to pulmonary, oral and parenteral routes of administration. The purchase price was primarily allocated to goodwill. In 2002, Elan wrote down goodwill arising from the acquisition of Quadrant by $78.2 million to $Nil, as under its recovery plan Elan decided to dispose of or close the Quadrant business. This business was sold to a company managed by former employees of the business in July 2003.


Sano

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2002, Elan wrote down acquired IP and goodwill arising from the acquisition of Sano by $87.4 million and $2.4 million, respectively, as under its recovery plan Elan decided to dispose of its transdermal business. This business was sold to Nitto Americas in July 2003.


Axogen

Elan acquired Axogen in December 1999 for $268.4 million. The purchase price was primarily allocated to patents and licences and acquired IP. In 2002, Elan wrote down acquired IP relating to Myobloc, arising from the acquisition of Axogen, by $28.4 million. Elan also wrote down $77.7 million in respect of other Myobloc intangible assets. The carrying value of Myobloc was written down due to lower than expected revenue from this product for 2002 and as under its recovery plan Elan may dispose of this product.


Other products

The intangible asset for the Pain Portfolio was written down due to supply difficulties since its acquisition in 2001, leading to diminished selling support from Elan as well as changed commercial expectations related to generic competition. Naprelan and Myambutol have been written down due to the impact of generic competition on these products in 2002 and reduced projected revenue and profitability from these products. Frova was written down to reflect reduced projected revenue and profitability from this product. In June 2002, Elan elected not to exercise its purchase option to acquire certain dermatology products from GSK. This resulted in rights to all products reverting to GSK at the end of 2002. As a result of this decision, Elan wrote down the related product intangible by $29.8 million to $Nil.


Autoimmune

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administration expense arising from the acquisition of Autoimmune.


Litigation

Elan recorded a provision during 2002 of $19.0 million relating to litigation with Schwarz, Allergan and shareholder derivative actions. For additional information on these litigations, please refer to Note 25 to the Consolidated Financial Statements.


(D) RESEARCH AND DEVELOPMENT

Exceptional research and development expenses were $114.7 million. These mainly relate to product and goodwill impairments of $59.3 million and $10.6 million, respectively, together with fixed asset write-downs of $11.6 million and severance/relocation costs.


In September 2001, Elan acquired Delsys, for $50.0 million. Delsys was formed in 1995 and was engaged in developing novel manufacturing technology. During 2002, Elan recorded an impairment charge for the intangible assets relating to Delsys of $45.7 million, as under its recovery plan, Elan has decided to close Delsys.


(E) OTHER ORDINARY ACTIVITIES

Elan recognised a gain of $77.9 million on the disposal of Athena Diagnostics and the Abelcet business. In November 2002, Elan completed the sale of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, to Enzon. Elan received a net cash payment of $360.0 million from Enzon, representing the total consideration, after agreed price adjustments. The gain amounted to


--------------------------------------------------------------------------------
92

--------------------------------------------------------------------------------

$12.7 million. In December 2002, Elan together with the other stockholders of Elan's subsidiary, Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman. Elan realised net cash proceeds of $81.8 million and a net gain of $65.2 million.

Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III has historically been accounted for by Elan as a qualifying special purpose entity and has not, therefore, been consolidated. In addition, Elan has adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay, an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. Under Irish GAAP, EPIL III has been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5. Therefore, the 2001 restatement does not affect the Irish GAAP financial information contained in this Annual Report and Form 20-F. For additional information regarding the restatement and the adjustments, please refer to Note 33 to the Consolidated Financial Statements.

In March 2001, Elan transferred a portfolio of equity and debt securities to EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $160.0 million in aggregate principal amount of Series A Guaranteed Notes, $190.0 million in aggregate principal amount of Series B Guaranteed Notes and $200.0 million in aggregate principal amount of Series C Guaranteed Notes. The Series A Guaranteed Notes matured on 29 June 2002. To fund the repayment of the notes, on 29 June 2002 EPIL III transferred certain financial assets, consisting of certain of the securities included in the portfolio transferred to EPIL III, to Shelly Bay and Shelly Bay made a $148.0 million cash payment to EPIL III. EPIL III used the proceeds from the payment by Shelly Bay, together with existing cash of $12.0 million, to repay the Series A Guaranteed Notes. The assets transferred by EPIL III to Shelly Bay had a carrying value under Irish GAAP of $223.4 million.

The documents that established EPIL III required that EPIL III dispose of financial assets in order to repay the Series A Guaranteed Notes at maturity. The documents also mandated the order in which the assets were to be sold prior to the maturity date for the Series A Guaranteed Notes. However, due to a number of factors, including the inability of Elan and EPIL III to locate the list mandating the order of disposal of the financial assets, the disposal process was commenced and completed over the one-week period ending on 29 June 2002. Although Elan, as servicing agent for EPIL III, contracted a number of third parties regarding their potential interest in purchasing financial assets from EPIL III, each of those parties indicated that they would not be able to complete a due diligence analysis of the issuers of the financial assets to be sold, or to receive all necessary internal approvals to complete the purchase, on a timely basis.

Therefore, in an effort to enable EPIL III to dispose of the financial assets, Elan determined that it would be necessary to provide non-recourse credit support to third parties who would agree to purchase financial assets from EPIL
III. Credit support was offered to a number of potential purchasers of the financial assets. However, ultimately, only Shelly Bay possessed the ability to complete the transaction on a timely basis.

Elan established Shelly Bay specifically for the purpose of acquiring financial assets from EPIL III. All of the capital stock of Shelly Bay was issued to its sole shareholder. Elan did not own any capital stock of Shelly Bay and did not have a representative on Shelly Bay's board of directors. In addition, the sole shareholder of Shelly Bay had no previous contact with Elan. However, as further described below, Elan possessed all of the financial risk of the Shelly Bay transaction. Similar to all other potential purchasers contacted by Elan, the sole shareholder of Shelly Bay was unwilling to invest capital to acquire the financial assets until a due diligence analysis of the issuers of the financial assets had been completed. Therefore, the sole shareholder of Shelly Bay made no substantive capital investment in Shelly Bay and, although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

Elan believed that any failure by EPIL III to dispose of financial assets prior to 29 June 2002 could potentially adversely impact the non-consolidated accounting status of EPIL III under U.S. GAAP and could result in defaults under Elan's debt instruments.

Under the terms of the transaction, Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002 and made a cash payment to EPIL III of $148.0 million. Shelly Bay financed the entire purchase price of the financial assets, together with the funds necessary to pay interest and other costs on the loan to its maturity date, through borrowings under a $153.0 million non-recourse bank loan facility maturing on 30 September 2002. Elan provided a full and unconditional guarantee to the bank to support Shelly Bay's obligation to repay the loan and provided $153.0 million in cash collateral to the bank to secure Elan's obligations under its guarantee. Upon the closing of the transaction, Elan paid to Shelly Bay approximately $1 million to reimburse Shelly Bay for the expenses expected to be incurred by it in connection with the transaction. In addition, Elan irrevocably waived all rights of recourse against Shelly Bay in the event that it failed to repay the bank loan at maturity.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      93

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The cash payment made by Shelly Bay in connection with its acquisition of the financial assets was based upon a valuation conducted by Elan. The valuation utilised customary, widely-accepted valuation methodologies and required that Elan make certain judgements and assumptions regarding the financial assets. Elan did not receive any independent verification of the valuation at the time of the transaction. In addition, EPIL III did not receive any bids for the financial assets to be disposed of.

Upon the closing of the transaction, Shelly Bay's assets consisted solely of the financial assets purchased from EPIL III. Under the terms of the transaction, Shelly Bay was required to complete a due diligence analysis of the issuers of the securities prior to 15 September 2002. Shelly Bay had the right to either elect, on or prior to 15 September 2002, to retain the financial assets on a long-term basis or to dispose of the financial assets prior to 30 September 2002.

In the event that Shelly Bay elected to retain the financial assets, it was required, within 15 days of the election, to obtain alternative financing in an amount equal to the value, as of 29 June 2002, of the assets being retained, as determined by an independent appraiser engaged by Shelly Bay. The net cash proceeds received by Shelly Bay from any alternative financing were required to be applied to repay amounts outstanding under Shelly Bay's bank loan.

In the event that Shelly Bay elected to dispose of the financial assets prior to 30 September 2002, Shelly Bay was required to apply the net proceeds from the dispositions to repay amounts outstanding under its bank loan. The transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

Given the non-recourse nature of the Shelly Bay bank loan, Elan possessed all of the financial risk of the transaction under its guarantee of the bank loan, and the cash collateral provided by Elan to secure the guarantee, in the event of any shortfall in the aggregate proceeds received by Shelly Bay from the refinancing or disposition of the financial assets. Although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

As required by the terms of the transaction, Shelly Bay engaged an independent appraiser to value the financial assets as of 29 June 2002. The appraisal, which was prepared in early September 2002, valued the financial assets at $8.2 million.

Shelly Bay did not elect, under the terms of the transaction, to retain any of the financial assets and obtain alternative financing in an amount equal to the independent appraiser's valuation. Rather, by 30 September 2002, Shelly Bay had disposed of all of the financial assets for aggregate net proceeds of $9.3 million. A number of the financial assets were disposed of, for net proceeds of $1.8 million, to an affiliate of Shelly Bay. The remainder of the financial assets were sold to third parties and in open market transactions. As described above, the transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold, including to an affiliate of Shelly Bay. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

As a result of the disposition of the financial assets by Shelly Bay for aggregate net proceeds of $9.3 million, on 30 September 2002, Elan made a cash payment of $141.6 million to satisfy its obligation under its guarantee. Under the terms of the transaction agreements, Elan has no further obligation under the guarantee and has no recourse to Shelly Bay or to its sole shareholder arising from Elan's payment under the guarantee. The loss on the sale of the securities was $217.0 million under Irish GAAP including the $141.6 million under the guarantee.


(F) NET INTEREST

Exceptional net interest and other expenses were $1,004.0 million.

This includes a charge of $1,045.9 million relating to investments in Elan's investment portfolio, including the investments held by EPIL II and EPIL III. The financial markets for emerging biotechnology, drug delivery and pharmaceutical companies declined significantly during 2002. The investment impairment charge mainly reflects this significant decline in the financial markets and also the impact of weak financial markets on the ability of emerging biotechnology, drug delivery and pharmaceutical companies to raise finance. The charge also includes impairments relating to investments in business ventures and business venture parents. The investment impairments comprise $215.4 million, $575.4 million and $255.1 million in relation to quoted investments, unquoted investments and loans, and securitised investments respectively.

Offsetting this charge was a net gain of $37.7 million on the repurchase of $318.6 million in principal amount at maturity of LYONs. These LYONs, having an accreted value of $190.1 million at the date of purchase, were purchased at an aggregate cost of $149.8 million, resulting in the net gain of $37.7 million after related costs. For further information regarding the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
94

--------------------------------------------------------------------------------

2001

In 2001, Elan incurred net exceptional charges of $964.6 million. These revenues and costs have been included under the statutory format headings to which they relate analysed as follows:

                                                                              SELLING,      RESEARCH
                                                                 COST      GENERAL AND           AND       NET
                                                   REVENUE   OF SALES   ADMINISTRATIVE   DEVELOPMENT  INTEREST
                                                       (A)        (B)              (C)           (D)       (E)       TOTAL
                                                        $M         $M               $M            $M        $M          $M
--------------------------------------------------------------------------------------------------------------------------
Product rationalisations                          (231.4)      15.6            --             --         --       (215.8)
Rationalisation of research and development
 activities                                         (2.0)       --             --            60.5        --          58.5
Pharmaceutical division reorganisation costs          --        0.4           55.7            --         --          56.1
Acquired IP and product impairment                    --        --         1,009.8            --         --       1,009.8
Asset write-downs and other                           5.6       6.8           18.7           18.1        6.8         56.0
--------------------------------------------------------------------------------------------------------------------------
Total                                             (227.8)      22.8        1,084.2           78.6        6.8        964.6
--------------------------------------------------------------------------------------------------------------------------

(A) REVENUE

Exceptional revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million.


(B) COST OF SALES

The exceptional cost of sales is primarily comprised of $15.6 million relating to product rationalisation revenue.


(C) SELLING, GENERAL AND ADMINISTRATIVE

Exceptional selling, general and administrative expenses were $1,084.2 million. $1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for Naprelan, Ceclor CD and Myambutol were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments to patents and licences amounted to $5.0 million. Other exceptional selling, general and administrative expenses were $74.4 million. These mainly relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan's U.S. Biopharmaceuticals business.

Elan acquired Neurex in August 1998 for $810.0 million. Neurex was developing Prialt. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for Prialt.

Elan acquired Sano in February 1998 for $434.6 million. Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and to Elan's decision to focus its research and development efforts in other areas.

Ceclor CD and Myambutol were written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001, which reduced projected revenues and profitability from these products. Revenue from Ceclor CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. Naprelan was written down due to lower than forecasted revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for Naprelan in the future and this has been reflected in the projections for this product. Revenue from Naprelan declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                      95

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(D) RESEARCH AND DEVELOPMENT

Exceptional research and development expenses were $78.6 million in 2001. These mainly relate to severance, integration and similar costs and asset write-downs arising from the re-organisation, closure or scaling back of various drug delivery programmes and sites. Also included were costs of certain research programmes that Elan does not intend to complete. These were the estimated costs incurred pending closure or sale.


(E) NET INTEREST

Exceptional net interest and other expenses were $6.8 million in 2001. These mainly relate to costs associated with the redemption in March 2001 of the 4.75% Exchangeable Notes of Athena Neurosciences.


2000

In 2000, Elan incurred exceptional charges of $113.6 million. These costs have been included under the statutory format headings to which they relate analysed as follows:

                                                                  SELLING,      RESEARCH        OTHER
                                                     COST      GENERAL AND           AND     ORDINARY        NET
                                                 OF SALES   ADMINISTRATIVE   DEVELOPMENT   ACTIVITIES   INTEREST     TOTAL
                                                       $M               $M            $M           $M         $M        $M
--------------------------------------------------------------------------------------------------------------------------
PPA withdrawal                                     16.7           --             --           18.9         --        35.6
Dura acquisition                                    --            --             0.2           --          0.4        0.6
Rationalisation of research and development
 activities                                         --            --            10.4           --          --        10.4
Pharmaceutical division reorganisation costs       22.2           --             --            --          --        22.2
Asset write-downs and other                         3.1           5.3           21.4          15.0         --        44.8
--------------------------------------------------------------------------------------------------------------------------
Total                                              42.0           5.3           32.0          33.9         0.4      113.6
--------------------------------------------------------------------------------------------------------------------------

In November 2000, the FDA requested that the pharmaceutical industry voluntarily cease the distribution and marketing of products containing PPA. The Company ceased shipment of the products containing PPA and withdrew them from customers' warehouses and retail shelves. In connection with the termination of this activity, Elan incurred an exceptional charge of $35.6 million, primarily for product returns and the write-off of inventory and product intangible assets. Elan incurred charges of $0.6 million arising from the acquisition of Dura. Elan incurred charges of $10.4 million arising from the termination of certain research and development projects and charges of $21.4 million relating to the write-down of certain intangible assets arising from a change in focus of Elan's business. Elan incurred charges of $22.2 million arising from a rationalisation of its Biopharmaceuticals business unit, primarily relating to severance costs and the transfer of most pharmaceutical distribution activities and certain inventory to one location in the United States, resulting in exceptional inventory write-offs. The remaining exceptional charges primarily relate to asset write-downs.


4 NEURALAB

From January 1998, Elan was a party to a development and licence agreement (the "Neuralab Development Contract") and a services agreement with Neuralab, to identify therapeutic compounds for use in the treatment of AD. In January 1998, a private placement of 1,250,000 units was completed. The net proceeds received by Neuralab from the sale of the units was $47.0 million, substantially all of which was used to reimburse Elan under the Neuralab Development Contract. The Neuralab Development Contract provided for Elan to conduct clinical development and final product development in respect of designated products. The Neuralab Services Agreement provided for Elan to provide management and administrative services to Neuralab. Revenue received by Elan in 2000 pursuant to these agreements was $1.8 million. On 31 January 2000, Elan purchased all of the outstanding common shares of Neuralab for approximately $76.4 million in cash.


--------------------------------------------------------------------------------
96

--------------------------------------------------------------------------------

5 NET INTEREST AND OTHER (EXPENSE)/INCOME

                                                                            2002         2001         2000
                                                                              $M           $M           $M
----------------------------------------------------------------------------------------------------------
INCOME FROM FINANCIAL ASSETS:
Interest and other income                                                  86.3        159.2        112.5
Gain on financial assets                                                   12.1         80.5        109.3
Gain on redemption of LYONs                                                37.7          --           --
Foreign exchange gains                                                      2.4          1.8          5.6
----------------------------------------------------------------------------------------------------------
                                                                          138.5        241.5        227.4
----------------------------------------------------------------------------------------------------------
INTEREST PAYABLE AND SIMILAR CHARGES:
Bank charges and interest on loans repayable within five years              6.1          5.7          9.5
Interest capitalised                                                      (3.0)          --           --
Foreign exchange losses                                                     6.4          0.3          1.1
Original issue discount on LYONs                                           31.0         30.2         29.2
Interest on 7.25% Senior Notes                                             47.1         40.3          --
Interest on EPIL III Notes                                                 37.2         35.4          --
Interest on EPIL II Notes                                                  43.0         43.0         21.9
Interest on 8.43% Guaranteed Notes                                          --           6.1         29.7
Interest on other guaranteed and exchangeable notes                         1.2          0.3         16.6
Amortisation of financing costs                                            11.6         14.5          6.2
Financing charges                                                          24.7         22.8          --
Loss on sale of securities                                                  9.6         23.7          0.9
Loss on financial assets                                                   12.5          --           --
Write-down of intangible assets                                             --           --           3.4
Investment related charges                                              1,045.9         24.1          --
Share of funding of business ventures                                      23.9         24.6         10.0
Other financial charges                                                    12.0         20.9         10.3
----------------------------------------------------------------------------------------------------------
                                                                        1,309.2        291.9        138.8
----------------------------------------------------------------------------------------------------------
Net interest and other (expense)/income                               (1,170.7)       (50.4)         88.6
----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        97

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6 (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

The (loss)/profit on ordinary activities before taxation has been arrived at after charging/(crediting) the following items:

                                                           2002         2001       2000
                                                             $M           $M         $M
---------------------------------------------------------------------------------------
AUDITORS' REMUNERATION:
Audit fees                                                 2.0          2.0        1.2
Audit related fees                                         0.1          0.8        0.3
---------------------------------------------------------------------------------------
AUDIT AND AUDIT RELATED FEES                               2.1          2.8        1.5
Tax fees                                                   0.3          0.3        0.3
All other fees                                             0.2          0.3        0.3
---------------------------------------------------------------------------------------
TOTAL FEES                                                 2.6          3.4        2.1
---------------------------------------------------------------------------------------
DIRECTORS' EMOLUMENTS:
Fees                                                       1.0          0.7        0.4
Other emoluments and benefits in kind                      2.0          5.3        3.0
Pension contributions                                      0.1          0.2        0.2
Payments to retired directors                              1.2          0.2        0.2
---------------------------------------------------------------------------------------
                                                           4.3          6.4        3.8
---------------------------------------------------------------------------------------
Amortisation of intangible assets                        264.5        215.2       99.6
Depreciation of tangible assets                           55.8         55.2       41.0
Loss/(profit) on disposal of fixed assets                 14.4         (0.1)      (0.8)
Loss on sale of securities by EPIL III/guarantee         217.0          --         --
---------------------------------------------------------------------------------------
OPERATING LEASE RENTALS:
Premises                                                  20.9         17.6        8.7
Plant and equipment                                        8.0          9.3        3.9
Grants amortised                                          (0.1)        (0.2)      (0.3)
---------------------------------------------------------------------------------------

For additional information regarding directors' shareholdings, share options and compensation, please refer to "Directors' Interests", "Directors' Options" and "Directors' Remuneration" in the Directors' Report.


7 DISCONTINUED OPERATIONS

Following the sale of Athena Diagnostics and the Abelcet business (U.S., Canadian and any Japanese rights to Abelcet and certain related assets), and the return of the dermatology products to GSK, the results of these operations for the year and comparatives have been reported separately as discontinued operations.

                                                                                                     2002
                                                          2002                                         $M
                                                            $M            2002        2002    TOTAL AFTER
                                                        ATHENA              $M          $M    EXCEPTIONAL
                                                   DIAGNOSTICS     DERMATOLOGY     ABELCET          ITEMS
---------------------------------------------------------------------------------------------------------
Revenue                                                42.1            47.6          64.6         154.3
---------------------------------------------------------------------------------------------------------
Cost of sales                                          12.8            24.9          23.7          61.4
Selling, general and administrative expenses           13.5            85.6          41.2         140.3
Research and development expenses                       1.6             --            --            1.6
---------------------------------------------------------------------------------------------------------
Total operating expenses                               27.9           110.5          64.9         203.3
---------------------------------------------------------------------------------------------------------
Operating profit/(loss)                                14.2           (62.9)         (0.3)        (49.0)
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
98

--------------------------------------------------------------------------------

                                                                                                     2001
                                                          2001                                         $M
                                                            $M            2001        2001    TOTAL AFTER
                                                        ATHENA              $M          $M    EXCEPTIONAL
                                                   DIAGNOSTICS     DERMATOLOGY     ABELCET          ITEMS
---------------------------------------------------------------------------------------------------------
Revenue                                                35.6            61.8          72.0         169.4
---------------------------------------------------------------------------------------------------------
Cost of sales                                           9.8            28.5          14.3          52.6
Selling, general and administrative expenses           12.3            41.3          55.3         108.9
Research and development expenses                       1.5             --            --            1.5
---------------------------------------------------------------------------------------------------------
Total operating expenses                               23.6            69.8          69.6         163.0
---------------------------------------------------------------------------------------------------------
Operating profit/(loss)                                12.0           (8.0)           2.4           6.4
---------------------------------------------------------------------------------------------------------


                                                                                                     2000
                                                          2000                                         $M
                                                            $M            2000        2000    TOTAL AFTER
                                                        ATHENA              $M          $M    EXCEPTIONAL
                                                   DIAGNOSTICS     DERMATOLOGY     ABELCET          ITEMS
---------------------------------------------------------------------------------------------------------
Revenue                                                32.5             7.1          55.1         94.7
---------------------------------------------------------------------------------------------------------
Cost of sales                                           8.3             3.4          10.6         22.3
Selling, general and administrative expenses           12.0             8.2          33.7         53.9
Research and development expenses                       1.4             --            --           1.4
---------------------------------------------------------------------------------------------------------
Total operating expenses                               21.7            11.6          44.3         77.6
---------------------------------------------------------------------------------------------------------
Operating profit/(loss)                                10.8           (4.5)          10.8         17.1
---------------------------------------------------------------------------------------------------------


8 TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

The components of the current tax expense for the years ended 31 December were as follows:

                                                                            2002       2001       2000
                                                                              $M         $M         $M
---------------------------------------------------------------------------------------------------------
Irish corporation tax                                                       2.3        1.5        1.3
Foreign taxes                                                              17.5       15.9        7.7
---------------------------------------------------------------------------------------------------------
                                                                           19.8       17.4        9.0
---------------------------------------------------------------------------------------------------------

Current tax, including Irish corporation tax and foreign taxes, is provided on the Group's taxable profits, at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date. In each of the three years ended 31 December 2002, 31 December 2001 and 31 December 2000, substantially all of Elan's income in Ireland was exempt from taxation by virtue of relief granted on income derived from patents or due to tax losses incurred. The tax charge of $19.8 million for 2002 reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents, which is exempt from tax, foreign withholding tax and the availability of tax losses.

Reflecting the exempt nature of Irish income and the availability of tax losses in Ireland and foreign operations, there was no deferred tax expense for the above years.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                        99

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

A reconciliation of the expected tax expense (computed by applying the standard Irish tax rate to (losses)/profits before tax) to the actual tax expense is as follows:

                                                                                          2002          2001          2000
                                                                                            $M            $M            $M
---------------------------------------------------------------------------------------------------------------------------
Taxes at the Irish standard rate of 16% in 2002, 20% in 2001 and 24% in 2000           (575.2)       (174.0)          84.3
Irish income at reduced rates                                                           (18.4)        (33.7)         (16.8)
Foreign income at rates other than the Irish standard rate                              (10.7)       (138.7)        (109.3)
Losses creating no tax benefit                                                          620.8         363.2           49.3
Share of investments accounted for under the equity method including elimination
 of revenue                                                                               2.8           2.6            --
Other                                                                                     0.5          (2.0)           1.5
---------------------------------------------------------------------------------------------------------------------------
Actual provision for income taxes                                                        19.8          17.4            9.0
---------------------------------------------------------------------------------------------------------------------------

The distribution of (loss)/profit on ordinary activities before taxes by geographical area was as follows:


                                                                                            2002          2001         2000
                                                                                              $M            $M           $M
----------------------------------------------------------------------------------------------------------------------------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXES:
Ireland                                                                                (1,961.9)       (691.6)        211.2
Foreign                                                                                (1,632.7)       (178.2)        139.9
----------------------------------------------------------------------------------------------------------------------------
                                                                                       (3,594.6)       (869.8)        351.1
----------------------------------------------------------------------------------------------------------------------------

Deferred taxation


                                                                                      AT 31 DECEMBER    AT 31 DECEMBER
                                                                                                2002              2001
                                                                                                  $M                $M
-----------------------------------------------------------------------------------------------------------------------
DEFERRED TAXATION LIABILITIES:
Accelerated capital allowances                                                                (14.9)            (16.1)
Intangible assets on acquisition                                                             (150.1)           (145.2)
Deferred interest                                                                                --             ( 4.7)
-----------------------------------------------------------------------------------------------------------------------
                                                                                             (165.0)           (166.0)
-----------------------------------------------------------------------------------------------------------------------
DEFERRED TAXATION ASSETS:
Net operating losses                                                                             2.1              5.0
Reserves/provisions, deferred interest & capitalised items                                     162.9            161.0
-----------------------------------------------------------------------------------------------------------------------
                                                                                               165.0            166.0
-----------------------------------------------------------------------------------------------------------------------
Deferred tax asset/(liability)                                                                   --                --
-----------------------------------------------------------------------------------------------------------------------

Except as outlined below, deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. No taxes have been provided for the unremitted and untaxed earnings of the Group companies overseas as these are, in the main, considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $646 million at 31 December 2002. Deferred tax assets are recognised to the extent that, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. The calculation of the deferred taxation asset or liability is based on the taxation rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

The U.S. Internal Revenue Service has completed an audit of Dura and its subsidiaries for the 1997 to 2000 tax years, which pre-date the acquisition of Dura by the Company. As adequate amounts for tax and related interest had been provided, no additional tax was charged as a result of this examination.

--------------------------------------------------------------------------------
100

--------------------------------------------------------------------------------

Tax balances


                                                      AT 31 DECEMBER    AT 31 DECEMBER
                                                                2002              2001
                                                                  $M                $M
--------------------------------------------------------------------------------------
TAXATION AND SOCIAL SECURITY CREDITORS COMPRISE:
Corporation tax                                                 54.9               53.9
Value added tax                                                 (0.3)               3.9
Payroll taxes                                                    5.4                3.5
--------------------------------------------------------------------------------------
                                                                60.0               61.3
--------------------------------------------------------------------------------------

9 EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net profit or loss for the period available to ordinary shareholders by the sum of the weighted average number of Ordinary Shares in issue and ranking for dividends during the period. Diluted earnings per share is computed by dividing the net profit or loss for the period by the weighted average number of Ordinary Shares in issue, adjusted for the effect of all dilutive potential Ordinary Shares that were outstanding during the period.

The following table sets forth the computation for basic and diluted earnings per share ("EPS"):


Before exceptional items
                                                                        2002        2001         2000
------------------------------------------------------------------------------------------------------
NUMERATOR (AMOUNTS IN $M):
Numerator for basic and diluted EPS--retained (loss)/profit         (675.7)         77.4        455.7
------------------------------------------------------------------------------------------------------
DENOMINATOR (AMOUNTS IN MILLIONS):
Denominator for basic EPS--weighted average shares                   349.7         336.0        287.1
Effect of dilutive securities--options and warrants                    --           23.3         22.5
------------------------------------------------------------------------------------------------------
Denominator for diluted EPS--weighted average shares                 349.7         359.3        309.6
------------------------------------------------------------------------------------------------------
Basic EPS                                                           $(1.93)       $ 0.23       $ 1.59
Diluted EPS                                                         $(1.93)       $ 0.22       $ 1.46
------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     101

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Exceptional items
                                                                          2002            2001           2000
---------------------------------------------------------------------------------------------------------------
NUMERATOR (AMOUNTS IN $M):
Numerator for basic and diluted EPS--retained (loss)                 (2,939.4)         (964.6)         (113.6)
---------------------------------------------------------------------------------------------------------------
DENOMINATOR (AMOUNTS IN MILLIONS):
Denominator for basic EPS--weighted average shares                      349.7           336.0           287.1
Effect of dilutive securities--options and warrants                        --              --            22.5
---------------------------------------------------------------------------------------------------------------
Denominator for diluted EPS--weighted average shares                    349.7           336.0           309.6
---------------------------------------------------------------------------------------------------------------
Basic EPS                                                         $     (8.41)      $   (2.87)      $   (0.40)
Diluted EPS                                                       $     (8.41)      $   (2.87)      $   (0.36)
---------------------------------------------------------------------------------------------------------------


Total
                                                                         2002            2001            2000
---------------------------------------------------------------------------------------------------------------
NUMERATOR (AMOUNTS IN $M):
Numerator for basic and diluted EPS--retained (loss)/profit          (3,615.1)         (887.2)         342.1
---------------------------------------------------------------------------------------------------------------
DENOMINATOR (AMOUNTS IN MILLIONS):
Denominator for basic EPS--weighted average shares                      349.7           336.0          287.1
Effect of dilutive securities--options and warrants                        --              --           22.5
---------------------------------------------------------------------------------------------------------------
Denominator for diluted EPS--weighted average shares                    349.7           336.0          309.6
---------------------------------------------------------------------------------------------------------------
Basic EPS                                                         $    (10.34)      $   (2.64)      $   1.19
Diluted EPS                                                       $    (10.34)      $   (2.64)      $   1.10
---------------------------------------------------------------------------------------------------------------


10 STAFF NUMBERS AND COSTS


The average number of persons employed by the Company during 2002 was 4,377, analysed over the following categories:

                                                                      2002             2001             2000
---------------------------------------------------------------------------------------------------------------
Research and development                                             1,016            1,125              872
Manufacturing                                                        1,079            1,012              874
Sales                                                                1,592            1,651            1,118
Administration                                                         690              740              484
---------------------------------------------------------------------------------------------------------------
                                                                     4,377            4,528            3,348
---------------------------------------------------------------------------------------------------------------

At 31 December 2002, Elan had total worldwide employees of 3,623.


The aggregate payroll costs of employees were as follows:


                                                                      2002             2001              2000
                                                                        $M               $M                $M
---------------------------------------------------------------------------------------------------------------
Wages and salaries                                                   377.4            335.6             208.3
Social security costs                                                 43.8             34.4              18.6
Pension costs                                                         12.1             12.7               9.6
---------------------------------------------------------------------------------------------------------------
                                                                     433.3            382.7             236.5
---------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
102

--------------------------------------------------------------------------------

11 FIXED ASSETS--INTANGIBLE ASSETS


                                                                          ACQUIRED
                                          PATENTS &                   INTELLECTUAL
                                           LICENCES       GOODWILL        PROPERTY          TOTAL
                                                 $M             $M              $M             $M
-------------------------------------------------------------------------------------------------
COST:
At 1 January 2002                          2,459.2        1,918.5          551.7         4,929.4
Additions                                    101.9            --             --            101.9
Disposals                                   (311.9)        (129.7)         (28.0)         (469.6)
Transfers                                     86.1         (106.0)          19.9             --
Contingent product payments avoided         (224.3)           --             --           (224.3)
Other                                        (33.6)           1.0            --            (32.6)
Impairments                                 (421.8)      (1,077.0)        (115.8)       (1,614.6)
-------------------------------------------------------------------------------------------------
At 31 December 2002                        1,655.6          606.8          427.8         2,690.2
-------------------------------------------------------------------------------------------------
ACCUMULATED AMORTISATION:
At 1 January 2002                            241.0          153.8            8.4           403.2
Amortised in year                            154.0          101.8            8.7           264.5
Disposals                                    (52.8)          (2.4)          (2.1)          (57.3)
Transfers                                      8.2          (11.3)           3.1             --
Other                                          --             0.3            --              0.3
-------------------------------------------------------------------------------------------------
At 31 December 2002                          350.4          242.2           18.1           610.7
-------------------------------------------------------------------------------------------------
Net book value: 31 December 2002           1,305.2          364.6          409.7         2,079.5
-------------------------------------------------------------------------------------------------
Net book value: 31 December 2001           2,218.2        1,764.7          543.3         4,526.2
-------------------------------------------------------------------------------------------------

At 31 December 2002, the main components of the carrying value of patents and licences were $331.3 million for Sonata, $330.1 million for Maxipime/Azactam, $117.7 million for the AD intellectual property and $94.3 million for Prialt.

At 31 December 2002, the carrying values of acquired IP relating to the acquisitions of Neurex, NanoSystems LLC ("NanoSystems"), Axogen, Carnrick and Sano were $286.9 million, $49.7 million, $48.0 million, $15.8 million and $9.3 million, respectively.

At 31 December 2002, the main components of the carrying value of goodwill were $123.1 million for Dura, $86.8 million for Liposome, $48.3 million for Nanosystems and $30.7 million for Carnrick.

Elan acquires companies engaged in research and development activities as it expects that the intellectual property created through the acquired companies' research and development processes may result in a future earnings stream. Acquired IP represents that portion of the purchase price that Elan attributes to the value of the research and development activity undertaken by the acquired research and development company prior to acquisition. It is not a payment for research and development but rather for the value created through previous research and development.

Acquired IP is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which Elan expects to derive economic benefits. Acquired IP rights of $296.2 million (relating to Neurex and Sano) were not amortised in 2002, as the useful economic life of those rights had not commenced. Upon commencement of its useful economic life, acquired IP will be amortised on a straight-line basis over the period that economic benefits are expected to accrue, which is not expected to exceed 20 years. In the case of each acquisition, the useful economic life of acquired IP commences upon the generation of product revenue from that acquired IP. Pharmaceutical products cannot be marketed until the successful completion of research and development and the receipt of regulatory approval to market. Under U.S. GAAP, the corresponding amounts were expensed immediately upon acquisition as IPR&D costs.

In accordance with the requirements of FRS 11, "Impairment of Fixed Assets and Goodwill" ("FRS 11"), Elan conducts an impairment review of acquired IP rights at least annually, prior to the commencement of amortisation, to assess whether its carrying value is supported.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                       103

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

For additional information on the impairments of intangible fixed assets, please refer to Note 3 to the Consolidated Financial Statements.

Contingent product payments avoided relate primarily to the dermatology products. In 2002, Elan decided not to exercise its option to acquire the dermatology product line from GSK.


12 FIXED ASSETS--TANGIBLE ASSETS

                                          LAND &       PLANT &
                                       BUILDINGS     EQUIPMENT        TOTAL
                                              $M            $M           $M
---------------------------------------------------------------------------
COST:
At 1 January 2002                        202.3         355.5         557.8
Additions                                 84.3          98.0         182.3
Disposals                                (10.8)        (32.2)        (43.0)
Impairments                              (23.7)        (21.9)        (45.6)
Other                                     (3.2)         (6.5)         (9.7)
Translation adjustment                     1.6           3.8           5.4
---------------------------------------------------------------------------
At 31 December 2002                      250.5         396.7         647.2
---------------------------------------------------------------------------
ACCUMULATED DEPRECIATION:
At 1 January 2002                         28.6         128.1         156.7
Charged in year                            7.9          47.9          55.8
Disposals                                 (2.8)        (17.3)        (20.1)
Other                                     (0.5)         (6.7)         (7.2)
Translation adjustment                     0.4           2.3           2.7
---------------------------------------------------------------------------
At 31 December 2002                       33.6         154.3         187.9
---------------------------------------------------------------------------
Net book value: 31 December 2002         216.9         242.4         459.3
---------------------------------------------------------------------------
Net book value: 31 December 2001         173.7         227.4         401.1
---------------------------------------------------------------------------

Included in the carrying value of tangible fixed assets is $222.7 million (2001:
$151.2 million) relating to Elan's Athlone facility.

The net book value of tangible assets held under finance leasing arrangements at 31 December 2002 amounted to $54.2 million (2001: $79.7 million) and related depreciation for the period amounted to $13.9 million (2001: $15.8 million).

Fixed asset additions include interest capitalised of $3.0 million (2001:
$Nil). Interest is capitalised at an average rate of 6.5% per annum.

For additional information on the impairments of tangible fixed assets, please refer to Note 3 to the Consolidated Financial Statements.


13 FIXED ASSETS--FINANCIAL ASSETS


                                             AT 31 DECEMBER    AT 31 DECEMBER
                                                       2002              2001
                                                         $M                $M
------------------------------------------------------------------------------
Other marketable securities                        74.8              170.3
Investments in and loans to associates             63.2               71.4
Quoted investments                                 96.4              284.8
Unquoted investments and loans                    368.8              900.3
Securitised investments                           206.2              675.2
------------------------------------------------------------------------------
Total                                             809.4            2,102.0
Less current financial assets                     (74.8)           ( 144.9)
------------------------------------------------------------------------------
Fixed assets--financial assets                    734.6            1,957.1
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
104

--------------------------------------------------------------------------------

A MOVEMENTS ON NON-CURRENT FINANCIAL ASSETS FOR THE YEAR WERE AS FOLLOWS:

                                       OTHER   INVESTMENTS IN                    UNQUOTED
                                  MARKETABLE     AND LOANS TO        QUOTED   INVESTMENTS   SECURITISED
                                  SECURITIES       ASSOCIATES   INVESTMENTS     AND LOANS   INVESTMENTS        TOTAL
                                          $M               $M            $M            $M            $M           $M
--------------------------------------------------------------------------------------------------------------------
At 1 January 2002                     25.4          71.4            284.8         900.3         675.2       1,957.1
Additions                              --            2.0             54.1         118.3           --          174.4
Disposals                            (25.4)         (2.5)           (28.5)       (107.3)       (228.7)       (392.4)
Transfers                              --           (5.8)             1.4           4.4           --           ---
Share of losses of associates          --           (3.8)              --            --            --          (3.8)
Impairments                            --            --            (215.4)       (575.4)       (255.1)     (1,045.9)
Interest income                        --            1.9              --           28.5          14.8          45.2
--------------------------------------------------------------------------------------------------------------------
At 31 December 2002                    --           63.2             96.4         368.8         206.2         734.6
--------------------------------------------------------------------------------------------------------------------

Quoted investments at 31 December 2002 carried at a cost of $96.4 million (2001: $284.8 million) had a market value at that date of $100.0 million (2001:
$305.3 million).


B ASSOCIATES

Net revenues from associates amounted to $4.8 million (2001: $16.9 million; 2000: $Nil) from Amarin and $0.9 million (2001: $2.6 million; 2000: $7.1 million) from other associates during 2002. The revenues from associates that are subsidiaries of unrelated companies arose under licence agreements whereby Elan has licensed rights to drug delivery technologies, products and development-stage pharmaceutical compounds to these associates in return for licence fees, future milestone payments and royalties on sales. In certain cases, Elan may provide contract research and development services billable on a cost-plus basis in line with normal commercial terms and Elan may provide additional funding to associates. At 31 December 2002, trading balances owed to the Company from associates amounted to $18.1 million (2001: $2.9 million) of which $13.7 million (2001: $Nil) relates to Amarin and balances owed by the Company amounted to $1.0 million (2001: $2.7 million).

Elan's total investment in Amarin at 31 December 2002 amounted to $63.2 million, consisting of loans, including interest, of $44.8 million and $6.5 million and a net equity investment of $11.9 million. Amarin repaid $19.9 million of loans and interest in January 2003.

Elan and Amarin agreed to amend their contractual arrangements in January 2003 and August 2003. For additional information on Amarin, including in relation to the 2003 amendments, please refer to Note 27 to the Consolidated Financial Statements.


C SIGNIFICANT ADDITIONS

Total additions to quoted and unquoted investments made in 2002 were $172.4 million, primarily comprised of $83.4 million invested in business venture parents and $43.8 million relating to a conversion of Ligand convertible debt into common equity.


D SIGNIFICANT DISPOSALS

In June 2002, EPIL III disposed of $223.4 million of securitised investments in order to repay the $160.0 million Series A Guaranteed Notes which matured on 29 June 2002. For additional information relating to the disposal of financial assets by EPIL III, please refer to Note 3 to the Consolidated Financial Statements.


E INVESTMENT IMPAIRMENTS

During 2002 the Company recognised a $1,045.9 million charge in relation to investment impairments arising from Elan's investment portfolio. For additional information on the impairments charge, please refer to Note 3 to the Consolidated Financial Statements.


F SECURITISED INVESTMENTS

The securitised investments at 31 December 2002 with a carrying value of $206.2 million, had a fair value at that date of $222.1 million. These investments are held as security against the EPIL II Notes and the EPIL III Notes in an aggregate principal amount of $840.0 million, issued in securitisation transactions. For additional information regarding these notes, please refer to
Note 16 to the Consolidated Financial Statements.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     105

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

14 STOCKS


                                                AT 31 DECEMBER    AT 31 DECEMBER
                                                          2002              2001
                                                            $M                $M
--------------------------------------------------------------------------------
Raw materials                                             40.9              29.9
Work-in-process                                           28.0              48.1
Finished goods                                            80.9             105.6
--------------------------------------------------------------------------------
                                                         149.8             183.6
--------------------------------------------------------------------------------

The replacement cost of stock does not differ materially from its carrying value.


15 DEBTORS

                                               AT 31 DECEMBER    AT 31 DECEMBER
                                                         2002              2001
                                                           $M                $M
--------------------------------------------------------------------------------
Trade debtors                                            94.8              353.1
Less amounts provided for doubtful debts                (23.1)             (15.0)
--------------------------------------------------------------------------------
                                                         71.7              338.1
Other debtors                                            39.2               35.1
Prepayments                                              22.1               34.0
--------------------------------------------------------------------------------
                                                        133.0              407.2
--------------------------------------------------------------------------------

Included in debtors is an amount of $10.8 million (2001: $26.2 million) due after one year.


                                                         2002             2001
PROVISION FOR DOUBTFUL DEBTS:                              $M               $M
--------------------------------------------------------------------------------
Balance at 1 January                                     15.0              9.1
--------------------------------------------------------------------------------
Profit and loss account charge                           20.8             10.3
Amounts utilised and other movements                    (12.7)            (4.4)
--------------------------------------------------------------------------------
Balance at 31 December                                   23.1             15.0
--------------------------------------------------------------------------------

The decrease in trade debtors during 2002 primarily reflects the impact of decreased revenue.

--------------------------------------------------------------------------------
106

--------------------------------------------------------------------------------

16 CONVERTIBLE DEBT AND GUARANTEED NOTES


                                                     AT 31 DECEMBER    AT 31 DECEMBER
                                        REPAYMENT              2002              2001
                                            DATES                $M                $M
-------------------------------------------------------------------------------------
DUE WITHIN ONE YEAR
3.5% Convertible Subordinated Notes                            --                62.4
EPIL III Notes                                                 --               160.0
3.25% LYONs                                  2003            682.0                --
Interest accrued                                             114.3               27.6
-------------------------------------------------------------------------------------
Debt due within one year                                     796.3              250.0
-------------------------------------------------------------------------------------
DUE AFTER ONE YEAR
EPIL III Notes                               2005            387.5              385.5
3.25% LYONs                                  2003              --               842.9
EPIL II Notes                                2004            449.0              447.1
7.25% Senior Notes                           2008            643.9              642.7
-------------------------------------------------------------------------------------
                                                           1,480.4            2,318.2
Interest accrued                                               --                88.9
-------------------------------------------------------------------------------------
Debt due after more than one year                          1,480.4            2,407.1
-------------------------------------------------------------------------------------


3.5% CONVERTIBLE NOTES

As part of the acquisition of Dura, Elan assumed $287.5 million in aggregate principal amount of 3.5% Convertible Notes due 15 July 2002. The 3.5% Convertible Notes contained a change in control provision that became effective upon Elan's acquisition of Dura. Under this provision, holders of the 3.5% Convertible Notes had the right, for a period of 40 days after the consummation of the acquisition, to require Elan to repurchase their notes for their face value plus accrued interest through the date of purchase. In December 2000, Elan redeemed $224.9 million principal amount of the 3.5% Convertible Notes under this provision. The remaining 3.5% Convertible Notes were repaid in July 2002.

Interest charged in the year ending 31 December 2002 amounted to $1.1 million (2001: $2.2 million, 2000: $1.2 million). The liability outstanding at 31 December 2002, net of financing costs, was $Nil, (2001: $62.4 million) with interest accrued of $Nil (2001: $1.0 million).


EPIL III NOTES

In March 2001, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL III, a wholly owned subsidiary of the Company. EPIL III issued $200.0 million in aggregate principal amount of the Series C Guaranteed Notes in a private placement to a group of financial institutions. In addition, EPIL III issued $160.0 million in aggregate principal amount of the Series A Guaranteed Notes and $190.0 million of the Series B Guaranteed Notes, in exchange for all outstanding 8.43% Guaranteed Notes issued in June 1999 by EPIL. The Series A Guaranteed Notes were, and the Series B Guaranteed Notes and Series C Guaranteed Notes are, fully and unconditionally guaranteed on a subordinated basis by Elan. The Series A Guaranteed Notes bore interest at the rate of 8.43% per annum. The Series B Guaranteed Notes bear interest at the rate of 8.43% per annum through June 2002 and 7.72% per annum thereafter. The Series C Guaranteed Notes bear interest at the rate of 7.62% per annum.

In 2001, EPIL III paid cash of $106.0 million to the Company and also exchanged the EPIL III Series A and Series B Guaranteed Notes for all outstanding 8.43% Guaranteed Notes as consideration for the portfolio of investments transferred to it. Other than these payments and a payment of $0.8 million (2001: $0.6 million, 2000: $Nil) for administration services, there were no other cash flows between EPIL III and the Company in 2002, 2001 or 2000. The remaining investments and cash in EPIL III are held as security against the EPIL III Series B Guaranteed Notes and the Series C Guaranteed Notes. These assets are not available for distribution outside EPIL III. The investments and cash had a fair value of $142.4 million, and a carrying value of $131.5 million, at 31 December 2002. The Series B Guaranteed Notes and the Series C Guaranteed Notes are guaranteed on a subordinated basis by Elan and, consequently, in accordance with the provisions of FRS 5, the Series B Guaranteed Notes and the Series C Guaranteed Notes, investments and cash are included separately in the Company's consolidated balance sheet. Issue costs associated with the financing of the EPIL III Notes amounted to $6.1 million.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     107

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

In June 2002, EPIL III disposed of securitised investments in order to repay the $160.0 million in the aggregate principal amount of its Series A Guaranteed Notes which matured on 29 June 2002.

For additional information relating to the disposal of financial assets by EPIL III, please refer to Note 3 and Note 33 to the Consolidated Financial Statements.

Interest charged on the EPIL III notes in 2002 amounted to $37.2 million (2001:
$35.4 million, 2000: $Nil). The liability outstanding at 31 December 2002, net of financing costs, was $387.5 million (2001: $545.5 million) with interest accrued of $0.2 million (2001: $9.4 million).


3.25% LYONs

In December 1998 Elan Finance issued, in a private placement and at a substantial discount, LYONs due 2018 in the principal amount of $1,643.5 million at maturity. The issue price of the LYONs was $524.78 per $1,000 principal amount at maturity and the gross proceeds to the Company amounted to $862.5 million. The expenses associated with the transaction amounted to $23.1 million. The LYONs are exchangeable at any time at the option of the holder into 13.75 Elan ADSs per each $1,000 principal amount at maturity. The securities are redeemable for cash at any time, at the option of the Company, on or after 14 December 2003. Holders of the LYONs may require Elan to purchase all or any portion of their LYONs on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. Elan may, at its option, elect to pay the purchase price for the LYONs in cash, by the delivery of ADSs, at then existing market prices, or any combination of cash and ADSs. Elan's right to pay the purchase price for the LYONs by delivering ADSs is subject to certain conditions, including the registration of the ADSs to be delivered under the Securities Act of 1933 and the listing of those ADSs on the NYSE. In addition, under the Companies (Amendment) Act, 1983, and a related shareholder resolution passed on 18 March 2003, the number of ADSs that Elan may issue in payment for the LYONs will be limited to a maximum of 120 million ADSs unless Elan seeks and receives an additional resolution from its shareholders authorising it to issue additional ADSs.

In December 2002, Elan repurchased $318.6 million in principal amount at maturity of LYONs (representing approximately 19% of the originally issued LYONs) in separate privately negotiated purchases. These LYONs, having an accreted value of $190.1 million at the dates of acquisition, were purchased at an aggregate cost of $149.8 million, resulting in a net gain of $37.7 million after related costs at the dates of acquisition. This was a discount of approximately 24% to the accreted value of such LYONs at 14 December 2003 of $196.5 million.

The original issue discount charged to income in the year to 31 December 2002 amounted to $31.0 million (2001: $30.2 million, 2000: $29.2 million). At 31 December 2002, the liability represented a price of $597.97 per $1,000 principal amount at maturity.

The liability outstanding at 31 December 2002, net of financing costs of $13.3 million (2001: $19.6 million), was $682.0 million (2001: $842.9 million) with interest accrued of $97.0 million (2001: $89.0 million). Inclusive of financing costs, the accreted value of the LYONs at 31 December 2002 was $792.3 million (2001: $951.5 million).

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003, the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million. Elan may purchase additional LYONs in the future and any such purchases may be material.


EPIL II NOTES

In June 2000, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL II, a wholly owned subsidiary of the Company. On 28 June 2000, EPIL II issued $450.0 million in aggregate principal amount of the EPIL II Notes, in a private placement to a group of financial institutions. EPIL II paid cash of $340.0 million to the Company for the portfolio of investments transferred to it. Other than this payment and a payment of $0.8 million (2001: $0.8 million; 2000: $0.4 million) for administration services, there were no other cash flows between EPIL II and the Company in 2002, 2001 or 2000. The investments and cash in EPIL II are held as security against the EPIL II Notes. These assets are not available for distribution outside EPIL II. The investments and cash had a fair value of $151.7 million, and a carrying value of $146.8 million, at 31 December 2002. The EPIL II Notes are guaranteed on a subordinated basis by Elan and, consequently, in accordance with the provisions of FRS 5, the EPIL II Notes and the investments are both

--------------------------------------------------------------------------------
108

--------------------------------------------------------------------------------

included separately in the Company's consolidated balance sheet. The EPIL II Notes bear interest at the rate of 9.56% per annum, payable in cash. Issue costs associated with the financing amounted to $5.9 million.

Interest charged in 2002 amounted to $43.0 million (2001: $43.0 million; 2000:
$21.9 million). The liability outstanding at 31 December 2002, net of financing costs, was $449.0 million (2001: $447.1 million) with interest accrued of $0.4 million (2001: $0.4 million).


7.25% SENIOR NOTES

In February 2001, Athena Finance, an indirect wholly owned subsidiary of Elan, issued $650.0 million in aggregate principal amount of the 7.25% Senior Notes due 2008 at a discount of $2.5 million. The 7.25% Senior Notes are senior, unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan. Issue costs associated with the financing amounted to $8.3 million.

Interest is paid in cash semi-annually. Interest charged in the year ending 31 December 2002 amounted to $47.1 million (2001: $40.3 million, 2000: $Nil). The liability outstanding at 31 December 2002, net of financing costs, was $643.9 million (2001: $642.7 million) with interest accrued of $16.7 million (2001:
$16.7 million).

On 14 January 2002, Elan entered into an interest rate swap to convert its fixed rate interest obligations for $100.0 million of the 7.25% Senior Notes to variable rate interest obligations. The swap had an unrecorded fair value gain of $8.1 million at 31 December 2002.


8.43% GUARANTEED NOTES

In June 1999, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL, a wholly owned subsidiary of the Company. On 29 June 1999, EPIL issued $350.0 million in aggregate principal amount of the 8.43% Guaranteed Notes, in a private placement to a group of financial institutions. EPIL paid cash of $285.0 million to the Company for the portfolio of investments transferred to it. The investments and cash in EPIL were held as security against the 8.43% Guaranteed Notes. The 8.43% Guaranteed Notes were guaranteed on a subordinated basis by Elan. These assets were not available for distribution outside EPIL. The 8.43% Guaranteed Notes bore interest at the rate of 8.43% per annum.

Interest charged in 2002 amounted to $Nil (2001: $6.1 million, 2000: $29.7 million).

In March 2001, the 8.43% Guaranteed Notes were cancelled in connection with the establishment of EPIL III and as a result of the exchange by EPIL III of its Series A and B Guaranteed Notes for all outstanding 8.43% Guaranteed Notes. The restrictions on EPIL's ability to distribute its assets have been terminated.


COVENANTS

The agreements governing certain of Elan's outstanding indebtedness contain various restrictive covenants that restrict the Group's ability to, among other things, incur additional indebtedness (including intercompany indebtedness), create liens and other encumbrances, enter into transactions with related parties, sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, some of these agreements require Elan to maintain certain financial ratios. Elan does not currently, and does not expect in the foreseeable future to have the ability to incur any additional indebtedness under certain of these covenants.

As a result of Elan's failure to timely complete and file with the SEC Elan's Annual Report on Form 20-F for its fiscal year ended 31 December 2002, on 30 June 2003, Elan defaulted under certain covenants contained in the agreements governing the EPIL II Notes and the Series B and Series C Guaranteed Notes issued by EPIL III. The covenants required that Elan provide to each of the holders of such notes Elan's audited consolidated financial statements, together with an officer's certificate relating thereto, on or prior to 29 June 2003. On 15 July 2003, Elan also defaulted under a covenant contained in the indenture governing the 7.25% Senior Notes that required Elan to file its 2002 Annual Report on Form 20-F with the SEC on or prior to 15 July 2003.

Commencing on 29 July 2003, Elan received a series of separate agreements from a majority of the holders of the EPIL II Notes and the holders of the Series B and Series C Guaranteed Notes waiving compliance by Elan with the applicable covenants described above. The series of waivers was effective through 5 September 2003. With the completion of this Annual Report and Form 20-F and the expected filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the defaults described above will be cured in all respects. In the absence of the waivers, the defaults under the EPIL II Notes and the Series B and Series C Guaranteed Notes would have become events of default

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                       109

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

on 30 July 2003. In the absence of the completion and filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the default under the indenture governing the 7.25% Senior Notes would become an event of default on 16 September 2003.


17 CREDITORS

                                            AT 31 DECEMBER    AT 31 DECEMBER
                                                      2002              2001
                                                        $M                $M
----------------------------------------------------------------------------
AMOUNTS FALLING DUE WITHIN ONE YEAR:
Trade creditors                                       59.0              75.6
Accrued liabilities                                  318.1             248.2
Bank loans and short term debt                         --              324.9
Product acquisitions and alliances                   277.6             297.7
Other creditors                                       30.5              74.0
Taxation and social security (Note 8)                 60.0              61.3
----------------------------------------------------------------------------
                                                     745.2           1,081.7
----------------------------------------------------------------------------
AMOUNTS FALLING DUE AFTER ONE YEAR:
Product acquisitions and alliances                   204.6             602.7
Other creditors                                       31.6              38.4
----------------------------------------------------------------------------
                                                     236.2             641.1
----------------------------------------------------------------------------

BANK LOANS AND SHORT TERM DEBT

On 8 February 1999, Elan entered into an agreement with a syndicate of banks, mainly European lending institutions, for a $325.0 million senior unsecured revolving credit facility. At 31 December 2001, $325.0 million of this facility was drawn down. On 11 July 2002, Elan repaid in full and terminated the revolving credit facility.


PRODUCT ACQUISITIONS AND ALLIANCES

At 31 December 2002, Elan included in creditors $482.2 million relating to future payments and/or future potential payments on products. Of the $482.2 million, $227.2 million was owing at 31 December 2002 and $255.0 million was potentially payable, contingent on future events. Elan is a party to certain product acquisition or alliance agreements that contain staged or option payments which may be uncertain in amount, which may be paid at Elan's discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones. Elan has accrued $277.6 million within creditors (within one year), including $130.7 million for Maxipime/Azactam, $114.7 million for Sonata and $28.3 million for the Pain Portfolio, and $204.6 million within creditors (after one year), including $146.0 million for Sonata and $49.1 million for the Pain Portfolio.

At 31 December 2001, Elan included in creditors $900.4 million relating to future payments and/or future potential payments on products. The reduction of $418.2 million from December 2001 primarily reflects product payments made during the year of $234.6 million and contingent product payments avoided of $224.3 million. The contingent product payments avoided relate primarily to Elan's decision not to acquire the dermatology products from GSK during 2002.

--------------------------------------------------------------------------------
110

--------------------------------------------------------------------------------

The balance outstanding at 31 December is as follows:


                                                          2002           2001
                                                            $M              $M
------------------------------------------------------------------------------
WITHIN ONE YEAR:
Maxipime/Azactam                                         130.7           71.5
Sonata                                                   114.7          126.5
Pain Portfolio                                            28.3           30.0
Dermatology product line                                   --            41.4
Myambutol                                                  --            21.4
Other                                                      3.9            6.9
------------------------------------------------------------------------------
                                                         277.6          297.7
------------------------------------------------------------------------------
AFTER ONE YEAR:
Maxipime/Azactam                                           --           119.7
Sonata                                                   146.0          199.9
Pain Portfolio                                            49.1           71.6
Frova                                                      6.1           24.9
Dermatology product line                                   --           180.1
Other                                                      3.4            6.5
------------------------------------------------------------------------------
                                                         204.6          602.7
------------------------------------------------------------------------------

In 2002, Elan divested its dermatology business and, as a result, did not exercise the option to complete the purchase of the dermatology product line from GSK. As such, the related contingency payments are no longer payable at 31 December 2002.

On 12 June 2003, Elan sold its primary care franchise, including its rights to Sonata, to King. For additional information, please refer to Note 29 to the Consolidated Financial Statements.


18 SHARE CAPITAL

AUTHORISED SHARE CAPITAL                                                      NO. OF ORDINARY SHARES
----------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2002 AND 2001:
Ordinary Shares (par value 5 Euro cents)                                                 600,000,000
Executive Shares (par value 1.25 Euro cents)(the "Executive Shares")                           1,000
"B" Executive Shares (par value 5 Euro cents)(the "B" Executive Shares")                      25,000
----------------------------------------------------------------------------------------------------


                                                    AT 31 DECEMBER 2002        AT 31 DECEMBER 2001
----------------------------------------------------------------------------------------------------
ISSUED AND FULLY PAID SHARE CAPITAL                      NUMBER      $000S          NUMBER     $000S
----------------------------------------------------------------------------------------------------
Ordinary Shares                                    350,408,863     19,939     349,836,938    19,912
Executive Shares                                         1,000          2           1,000         2
"B" Executive Shares                                    21,375          2          21,375         2
----------------------------------------------------------------------------------------------------

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any meetings of the Company, or the right to be paid a dividend out of the profits of the Company, except for such dividends as the directors may from time to time determine.

The "B" Executive Shares confer on the holders thereof the same voting rights as are enjoyed by the holders of Ordinary Shares. The "B" Executive Shares do not confer on the holders thereof the right to be paid a dividend out of the profits of the Company except for such dividends as the directors may from time to time determine.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                       111

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Shares issuable at 31 December 2002 of $1.6 million relate to shares of Athena Neurosciences, Sano, Neurex, Liposome and Dura common stock remaining to be converted into Ordinary Shares pursuant to the acquisition of these companies and warrants over 1,500,000 Ordinary Shares valued at $16.4 million issued to Eastman Kodak Company on the acquisition of NanoSystems by Elan.


19 PROFIT AND LOSS ACCOUNT

                                             AT 31 DECEMBER    AT 31 DECEMBER
                                                       2002              2001
                                                         $M                $M
-----------------------------------------------------------------------------
Holding company                                (3,971.2)            1,752.1
Subsidiary and associated undertakings            599.9            (1,508.3)
Goodwill written-off                             (574.3)             (574.3)
-----------------------------------------------------------------------------
                                               (3,945.6)             (330.5)
-----------------------------------------------------------------------------

Elan has availed of the Companies (Amendment) Act 1986 exemption from the requirement to present its separate non-consolidated profit and loss account. Of the consolidated net loss after tax, a loss of $5,723.3 million (2001:
$871.3 million) is dealt with in the profit and loss account of the Company.


20 MINORITY INTEREST

On 1 November 2001 Athena Diagnostics filed a registration statement with the SEC for an initial public offering of Athena Diagnostics' common stock. On 19 December 2001, approximately 20% of Athena Diagnostics was sold for cash in a private placement, resulting in $41.9 million of gross proceeds to Elan, before accrued costs. On 31 December 2002, Elan, together with the other stockholders of Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman, as described in Note 23 to the Consolidated Financial Statements. The minority interest at 31 December 2001 of $5.2 million included the minority's share of the net identifiable assets following Elan's part disposal of its shareholding in Athena Diagnostics amounting to $5.7 million. The minority interest of $(0.6) million at 31 December 2002 (2001:
$(0.5) million) relates to the minority interest in Elan's Asian subsidiaries. The minority interest charge for the year was $0.7 million (2001: $Nil; 2000:
$Nil).


21 SHARE OPTIONS AND WARRANTS

Share options have been granted to directors, employees, consultants and certain other parties. Options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest between one and five years from the date of grant. There were 51,798,110 options outstanding under these arrangements at 31 December 2002.

Under the terms of the 1986 and 1989 Elan employee stock option plans, options to purchase 331,070 Ordinary Shares were outstanding at 31 December 2002. No options were available for grant under these plans at 31 December 2002. In 1995, options to purchase 3,650,000 Ordinary Shares were issued to certain executive officers and employees which became exercisable as to one third each year from the third anniversary from the date of grant, of which options over 2,044,733 Ordinary Shares were outstanding at 31 December 2002. Under the terms of the 1996 Elan stock option plans, options to purchase 10,860,259 Ordinary Shares were outstanding at 31 December 2002. Options to purchase a further 2,772,303 shares were available for grant at 31 December 2002. Under the terms of the 1998 Elan employee stock option plan, options over 5,360,137 Ordinary Shares were outstanding at 31 December 2002. Options to purchase a further 1,922,306 shares were available for grant at 31 December 2002. Under the terms of the 1999 Elan employee stock option plan, options over 32,365,455 Ordinary Shares were outstanding at 31 December 2002. Options to purchase a further 4,943,492 shares were available for grant at 31 December 2002.

As a result of the acquisition of Athena Neurosciences on 1 July 1996, options and warrants granted by Athena Neurosciences prior to the acquisition date vested and were converted into options and warrants to acquire 6,346,424 Ordinary Shares. As a result of the acquisition of Sano on 27 February 1998, options granted by Sano were converted into a total of 2,216,850 options to acquire Ordinary Shares. As a result of the acquisition of Neurex on 14 August 1998, options and warrants granted by Neurex were converted into a total of 3,011,702 options to acquire Ordinary Shares. As a result of the acquisition of Liposome on 12 May 2000, options and warrants granted by Liposome were converted into a total of 1,875,260 options to acquire Ordinary Shares. As a result of the acquisition of Dura on 9 November 2000, options and warrants granted by Dura vested and were converted into options and warrants to acquire 5,513,457 Ordinary Shares. At 31 December 2002, 1,223,133 of the options arising from the acquisitions of Athena Neurosciences, Sano, Neurex, Liposome and Dura were outstanding.

--------------------------------------------------------------------------------
112

--------------------------------------------------------------------------------

In connection with the Neuralab offering, Elan issued 1,250,000 warrants. The warrants were exercisable at $65.01 for two Ordinary Shares until 14 January 2003. Arising from the acquisition by Elan of all the assets and liabilities of NanoSystems, Elan granted 750,000 warrants to purchase 1,500,000 Ordinary Shares. The warrants are exercisable at $45.00 per share from 1 February 1999 to 1 October 2006.

The share options and warrants outstanding and exercisable are summarised as follows:

                                               OPTIONS                        WARRANTS
-------------------------------------------------------------------------------------------------
                                           SHARES     WAEP* ($)             SHARES      WAEP* ($)
-------------------------------------------------------------------------------------------------
Outstanding at 31 December 1999        37,612,331         22.47         14,753,520         23.71
Arising on acquisition                  4,933,022         44.38          2,453,516         45.22
Exercised                              (6,536,793)        19.21           (838,520)        23.11
Granted                                11,156,611         41.86                 --           --
Expired                                (3,513,271)        30.09            (19,250)        39.98
-------------------------------------------------------------------------------------------------
Outstanding at 31 December 2000        43,651,900         29.77         16,349,266         26.95
Exercised                              (7,886,459)        28.83        (10,227,644)        19.20
Granted                                 8,686,283         53.20                 --           --
Expired                                (3,537,813)        39.74                 --           --
-------------------------------------------------------------------------------------------------
Outstanding at 31 December 2001        40,913,911         34.06          6,121,622         39.89
Exercised                                (544,124)        17.59             (7,432)        28.01
Granted                                21,905,272          5.46                 --           --
Expired                                (9,253,816)        34.89         (1,045,246)        46.05
-------------------------------------------------------------------------------------------------
Outstanding at 31 December 2002        53,021,243         22.28          5,068,944         38.64
Exercisable at 31 December 2002        20,072,123         27.44          5,068,944         38.64
-------------------------------------------------------------------------------------------------

*  Weighted average exercise price


At 31 December 2002, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options were as follows:


                                                   WEIGHTED AVERAGE
NUMBER                                        REMAINING CONTRACTUAL       NUMBER
OUTSTANDING    WAEP ($)      RANGE ($)                LIFE (YEARS)   EXERCISABLE  WAEP ($)
-------------------------------------------------------------------------------------------
17,762,814        3.09    $  1.93-$10.00               8.5            2,321,138       9.50
12,617,525       16.90    $ 10.01-$25.00               6.4            6,940,184      18.29
13,738,344       32.68    $ 25.01-$40.00               5.9            8,183,268      32.62
 8,902,560       52.15    $ 40.01-$58.60               7.9            2,627,533      51.31
-------------------------------------------------------------------------------------------
53,021,243       22.28    $  1.93-$58.60               7.2           20,072,123      27.44
-------------------------------------------------------------------------------------------

22 FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to reduce exposure to market risk resulting from fluctuations in foreign exchange rates and interest rates. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset or liability. The Company uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk.

The main risks arising from the use of financial instruments are market rate risk and liquidity risk. Market rate risk is defined as the exposure of Elan's financial condition to adverse movements in interest and foreign exchange risks. The Company only enters into contracts with parties that have at least an "A" or equivalent credit rating. The counterparties to these contracts are major financial institutions. Management believes that the risk of any net loss is remote and would not be material to the Company.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     113

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Short term debtors and creditors have been excluded from all numerical disclosures below excluding the currency rate risk analysis. As explained in
Note 1 to the Consolidated Financial Statements, the financial statements are prepared in U.S. dollars and, therefore, the Company is exposed to foreign exchange risks related to costs incurred and revenues earned in currencies other than U.S. dollars.


A INTEREST RATE RISK

The interest rate risk profile of Elan's financial liabilities was as follows:


                                  AT 31 DECEMBER 2002                           AT 31 DECEMBER 2001
----------------------------------------------------------------------------------------------------------------
                         FIXED   FLOATING   NO INTEREST      TOTAL     FIXED   FLOATING   NO INTEREST      TOTAL
PRINCIPAL CURRENCY          $M         $M            $M         $M        $M         $M            $M         $M
----------------------------------------------------------------------------------------------------------------
U.S. Dollars             34.4       4.7        204.7        243.8      87.9      344.9       537.5        970.3
----------------------------------------------------------------------------------------------------------------


The following fixed-rate liabilities are not included in the above table:

EPIL II Notes due 2004--the liability outstanding on these notes at 31 December 2002 was $449.4 million (2001: $447.5 million) including interest accrued.

EPIL III Notes due 2005--the liability outstanding on these notes at 31 December 2002 was $387.7 million (2001: $554.9 million) including interest accrued.

3.25% Zero Coupon Subordinated Exchangeable Notes due 2018 (LYONs)--the liability outstanding on these notes at 31 December 2002 was $779.0 million (2001: $931.9 million) including interest accrued.

3.5% Convertible Notes due 2002--the liability outstanding at 31 December 2002 was $Nil (2001: $63.4 million) including interest accrued.

7.25% Senior Notes due 2008--the liability outstanding on these notes at 31 December 2002 was $660.6 million (2001: $659.4 million) including interest accrued.

For additional information regarding the above debt, please refer to Note 16 to the Consolidated Financial Statements.

All fixed-rate liabilities have a weighted average interest rate of 6.4% (2001:
6.3%), maturing between 2003 and 2008. The weighted average life of the fixed rate debt is 2.5 years (2001: 3.2 years).

The weighted average period until maturity for financial liabilities on which no interest is paid is 2.5 years (2001: 3.3 years).

Variable interest rates on liabilities were generally based on the appropriate LIBOR.

The interest rate risk profile of Elan's financial assets was as follows:


                                          AT 31 DECEMBER 2002                                AT 31 DECEMBER 2001
---------------------------------------------------------------------------------------------------------------------------------
                                 FIXED     FLOATING   NO INTEREST      TOTAL        FIXED     FLOATING   NO INTEREST        TOTAL
                                    $M           $M            $M         $M           $M           $M            $M           $M
---------------------------------------------------------------------------------------------------------------------------------
Investments                     392.9          --        353.3        746.2      1,028.3          --       1,002.3       2,030.6
Cash and liquid resources         --       1,086.5         --       1,086.5          --       1,818.4          1.1       1,819.5
---------------------------------------------------------------------------------------------------------------------------------

Fixed interest rates on investments have a weighted average interest rate of 7.6% (2001: 7.3%), maturing between 2003 and 2006. The weighted average life of the fixed interest rate investments is 0.2 years (2001: 0.7 years).

Cash and liquid resources include restricted cash, held by EPIL II and EPIL III, in an amount of $29.4 million (2001: $120.9 million).

--------------------------------------------------------------------------------
114

--------------------------------------------------------------------------------

Variable interest rates on cash and liquid resources are generally based on the appropriate Euro Interbank Offered Rate, London Interbank Bid Rate and bank rates dependent on principal amounts on deposit.


B CURRENCY RATE RISK

The Group has exposure to various reporting currencies due to the international nature of its operations. Gains and losses arising from this currency exposure are recognised in the Consolidated Statement of Total Recognised Gains and Losses.

The table below shows Elan's currency exposure. Such exposure comprises the monetary assets and monetary liabilities of Elan that are not denominated in the operating currency of the operating unit involved. At 31 December 2002 and 2001, respectively, these exposures were as follows:


NET FOREIGN CURRENCY                               FUNCTIONAL CURRENCY OF GROUP OPERATION
------------------------------------------------------------------------------------------------------------
MONETARY ASSETS/(LIABILITIES)            AT 31 DECEMBER 2002                    AT 31 DECEMBER 2001
------------------------------------------------------------------------------------------------------------
IN U.S. $M                        SWISS FRANCS   U.S. DOLLAR     TOTAL   SWISS FRANCS   U.S. DOLLAR    TOTAL
------------------------------------------------------------------------------------------------------------
Sterling                             (0.1)            --        (0.1)       (0.1)            3.2        3.1
Euro                                 (1.0)            --        (1.0)       (0.8)            --        (0.8)
Swiss Franc                            --           (1.7)       (1.7)         --             --         --
Israeli Shekel                         --            0.2         0.2          --             --         --
Taiwan Dollar                          --           (0.3)       (0.3)         --            (0.4)      (0.4)
Canadian Dollar                        --            1.2         1.2          --             0.4        0.4
------------------------------------------------------------------------------------------------------------
Total                                (1.1)          (0.6)       (1.7)       (0.9)            3.2        2.3
------------------------------------------------------------------------------------------------------------

The amounts shown in the table above take into account the effect of forward contracts and other derivatives entered into to manage these currency exposures.


C FAIR VALUES

Fair value is the amount at which a financial instrument could be exchanged in an arm's-length transaction between informed and willing parties, other than a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Financial assets--the fair values of financial assets have been estimated for quoted equity securities utilising quoted market prices, for debt securities by methods including utilising current market interest rates for loans with similar risk and duration profile and for material unquoted equity investments generally by the most recent private financing prices, discounted projected future cash flows and option valuation models. The fair values of marketable securities, including interest rate futures, have been estimated based on quotes obtained from brokers for these and similar instruments.

Cash, liquid resources, current bank loans and overdrafts--carrying amount approximates fair value due to the short term nature of these instruments.

3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs), 3.5% Convertible Subordinated Notes and 7.25% Senior Notes--the fair values have been assessed based on the quoted market price.

EPIL II Notes and EPIL III Notes--the fair values have been assumed to be the carrying values. It is possible, however, that the fair values are less than the carrying values given the deterioration in the credit rating of these instruments during 2002.

The carrying value of financial instruments below have been stated before financing costs and include accrued interest.

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     115

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The fair value of financial instruments was as follows:

                                                                     AT 31 DECEMBER 2002           AT 31 DECEMBER 2001
--------------------------------------------------------------------------------------------------------------------------
                                                                     CARRYING           FAIR       CARRYING           FAIR
                                                                        VALUE          VALUE          VALUE          VALUE
FINANCIAL INSTRUMENTS                                                      $M             $M             $M             $M
--------------------------------------------------------------------------------------------------------------------------
Financial assets                                                       746.2          795.0        2,030.6        2,382.8
Cash and liquid resources                                            1,086.5        1,086.5        1,819.5        1,819.5
Bank loans                                                               --             --         (325.0)         (325.0)
EPIL II Notes(1)                                                      (450.4)        (450.4)       (450.4)         (450.4)
EPIL III Notes(1)                                                     (390.2)        (390.2)       (559.4)         (559.4)
3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs)(1)          (792.3)        (636.0)       (951.5)       (1,160.7)
3.5% Convertible Notes                                                     --            --         (63.6)          (64.8)
7.25% Senior Notes(1)                                                 (666.7)        (371.0)       (666.7)         (679.8)
--------------------------------------------------------------------------------------------------------------------------

(1)   Before financing costs


D LIQUIDITY RISK

The objective of liquidity management is to ensure the availability of sufficient funds to meet Elan's requirements and to repay maturing debt.

The maturity profile of Elan's financial liabilities was as follows:


                                                          AT 31 DECEMBER    AT 31 DECEMBER
                                                                    2002              2001
                                                                      $M                $M
------------------------------------------------------------------------------------------
In one year or less, or on demand                                   7.6              329.2
In more than one year but not more than two years                 111.7              304.1
In more than two years but not more than five years               113.5              286.0
In more than five years                                            11.0               51.0
------------------------------------------------------------------------------------------
                                                                  243.8              970.3
------------------------------------------------------------------------------------------

The above table excludes the maturity of the EPIL II Notes, the EPIL III Notes, the 7.25% Senior Notes and the 3.25% Zero Coupon Subordinated Exchangeable Notes (LYONs) which mature in 2004, 2005, 2008 and 2003/2018, respectively.

For additional information on liquidity, please refer to the Financial Review.


E DERIVATIVE INSTRUMENTS

Under Elan's accounting policy, foreign currency options and forward exchange contracts are valued at year-end exchange rates. Consequently, changes in fair value attributable to movements in exchange rates are recognised in the profit and loss account.

At 31 December 2002, Elan had entered into a number of forward foreign exchange contracts and foreign currency options at various rates of exchange in the normal course of business. The nominal value of forward foreign exchange contracts to sell Japanese Yen for U.S. dollars at that date was $7.9 million (2001: $30.2 million) and these contracts had a fair value loss of $0.4 million (2001: $5.8 million gain). These contracts expire on various dates up to and including September 2003.

The nominal value of forward foreign exchange contracts to sell U.S. dollars for Euro at 31 December 2002 was $39.8 million (2001: $138.0 million) and these contracts had a fair value gain of $5.0 million (2001: $0.7 million loss). These contracts expire on various dates up to and including October 2003.

The nominal value of forward foreign exchange contracts to sell U.S. dollars for Sterling at 31 December 2002 was $4.6 million (2001: $Nil) and these contracts had a fair value gain of $0.2 million (2001: $Nil). These contracts had all expired by June 2003.

--------------------------------------------------------------------------------
116

--------------------------------------------------------------------------------

The nominal value of currency options to sell U.S. dollars for Euro at 31 December 2002 amounted to $24.0 million (2001: $42.0 million) and these options had a fair value gain of $3.0 million (2001: $0.1 million loss). These options expire on various dates up to and including December 2003.

In February 2001, Elan raised $650.0 million of 7.25% Senior Notes due 2008. On 14 January 2002, Elan entered into an interest rate swap to convert its fixed rate interest obligations for $100.0 million of the 7.25% Senior Notes to variable rate interest obligations. The swap had an unrecorded fair value gain of $8.1 million at 31 December 2002.

F SENSITIVITY ANALYSIS

A sensitivity analysis of the market value of Elan's financial instruments to hypothetical changes in applicable market rates at 31 December 2002 indicated that their effect would not be material. The range scenario included was based on Elan's expectation of what would be reasonable on a 12 month time frame and involved a 10% movement in foreign exchange rates and a 1% movement in interest rates. The effect of such an adverse movement in rates would be a decrease in income of approximately $12 million.

Elan is exposed to equity price risks primarily on equity investments in quoted companies. At 31 December 2002, quoted securities had a fair value of $165.5 million and had a cost of $160.1 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. A 10% adverse change in equity prices would result in an approximate $17 million decrease in the fair value of these quoted securities.


23 ACQUISITIONS & DISPOSALS

Details of the disposal of a subsidiary undertaking are given below:


                         NET CASH     NET ASSETS         NET
                         PROCEEDS       DISPOSED        GAIN
2002                           $M             $M          $M
------------------------------------------------------------
Athena Diagnostics           81.8           16.6        65.2
------------------------------------------------------------

On 19 December 2001, Elan sold approximately 20% of Athena Diagnostics for cash in a private placement, resulting in $41.9 million of gross proceeds to Elan, before accrued costs. On 31 December 2002, Elan together with the other stockholders of Elan's subsidiary, Athena Diagnostics, completed the sale of all of the outstanding stock of Athena Diagnostics to Behrman. Elan realised net cash proceeds of $81.8 million and a net gain of $65.2 million after adjusting for net assets sold.

Details of the acquisition of subsidiary undertakings are given below:


2001


DELSYS

In September 2001, Elan acquired Delsys. The total consideration amounted to $50.0 million. This included cash paid together with the cost of Elan's existing investment in the Company. Net liabilities assumed amounted to $1.2 million. Delsys was formed in 1995 and was engaged in developing novel manufacturing technology. The purchase of Delsys was accounted for as an acquisition. At the date of acquisition, the fair value adjustment related to technologies of Delsys, which are separable from the business, was $51.2 million. During 2002, Elan recorded an impairment charge of $45.7 million as under its recovery plan, Elan has decided to close Delsys.


2000


DURA

On 9 November 2000, Elan acquired Dura through an exchange of 0.6715 of an Elan Ordinary Share for each outstanding share of Dura common stock, resulting in the issuance of 30.6 million Ordinary Shares. Options and warrants granted by Dura prior to the acquisition date were converted into options and warrants to acquire approximately 5.5 million Ordinary Shares. The total consideration, including expenses, amounted to $1,590.7 million. The purchase of Dura was accounted for as an acquisition under Irish GAAP. The fair value

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                       117

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

adjustment related to patents and current products of Dura valued at the date of acquisition, which are separable from the business, was $29.9 million, offset, in part, by a deferred tax adjustment of $18.4 million and the write-off of financing costs of $2.7 million. Patents and licences arising on acquisition are being amortised over ten years. Goodwill arising on acquisition amounted to $1,111.7 million. In accordance with FRS 11, Elan performed its annual impairment review of goodwill during 2002. As a result of this review, Elan recorded an impairment charge of $854.9 million during 2002. For additional information, please refer to Note 3 to the Consolidated Financial Statements.


LIPOSOME

On 12 May 2000, Elan acquired Liposome. In connection with the acquisition, each outstanding share of Liposome common stock was exchanged for 0.385 of an Elan Ordinary Share, resulting in the issuance of approximately 15.6 million Ordinary Shares, and one contingent value right ("CVR") for each Liposome share, option and warrant representing contingent consideration. Options and warrants granted by Liposome prior to the acquisition date were converted into options and warrants to acquire approximately 1.9 million Ordinary Shares. The agreement governing the CVRs provided for a cash payment by Elan to the holders of the CVRs of up to $98.0 million less certain costs incurred by Elan, with $54.0 million contingent on Myocet receiving marketing and pricing approval in certain countries of the EU, and $44.0 million contingent on Myocet reaching certain sales milestones outside the United States. In March 2001, Elan completed all milestones necessary for the European launch of Myocet. As a result, on 9 April 2001, Elan made an initial cash payment of $54.0 million less costs to the holders of the CVRs. On 31 March 2003, the agreement governing the CVRs terminated in accordance with its terms. As Myocet did not achieve the required sales milestones, the contingent payment of $44.0 million was not made. Elan will not be required to make any additional payments to the holders of the CVRs. Myocet is a proprietary liposomal formulation of doxorubicin which has been developed for the treatment of metastatic breast cancer.

The purchase of Liposome was accounted for as an acquisition. The total consideration of $731.8 million included the milestone payment of $54.0 million. At the date of acquisition, the fair value adjustment related to patents, current products and development projects of Liposome, which are separable from the business, were valued at $263.1 million. Patents and licences arising on acquisition are being amortised over twenty years. Goodwill arising on acquisition was $371.3 million. Under its recovery plan, Elan disposed of its U.S., Canadian and any Japanese rights to Abelcet, and certain related assets, in 2002, and allocated $119.0 million of goodwill to the sale of the Abelcet business based on the estimated relative fair value of the Abelcet rights disposed to the retained rights. Additionally, in 2002, Elan wrote down the remaining goodwill arising from the acquisition of Liposome by $111.8 million. Goodwill is being amortised over a period of twenty years. For additional information, please refer to Note 3 to the Consolidated Financial Statements.


NEURALAB

On 31 January 2000, Elan completed the acquisition of Neuralab pursuant to a purchase option to purchase all, but not less than all, of the outstanding common shares of Neuralab. The purchase price, paid in cash, amounted to $76.4 million. Net liabilities assumed amounted to $9.7 million. Neuralab was formed in August 1997 and is engaged in research and development programs in the field of AD. The purchase of Neuralab has been accounted for as an acquisition. The intangibles arising on acquisition of $86.1 million are being amortised over twenty years.


QUADRANT

Elan acquired Quadrant in December 2000 for $86.0 million. Quadrant was a drug delivery company with proprietary formulation technology applicable to pulmonary, oral and parenteral routes of administration. The purchase price was primarily allocated to goodwill. In 2002, Elan wrote down goodwill arising from the acquisition of Quadrant by $78.2 million to $Nil, as under its recovery plan, Elan decided to dispose of or close the Quadrant business. This business was sold to a company managed by former employees of the business in July 2003.


OTHER

Elan acquired Segix Italia, S.p.A. on 20 April 2000 and Vita Elan Pharma, S.A. on 29 June 2000. The total consideration paid was $21.8 million. The purchases have been accounted for as acquisitions and resulted in goodwill of $34.3 million, which is being amortised over periods of twenty years.

--------------------------------------------------------------------------------
118

--------------------------------------------------------------------------------

24 COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment. Future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:


                                                      MINIMUM RENTAL PAYMENTS
--------------------------------------------------------------------------------
                                               PREMISES     OTHER        TOTAL
                                                     $M        $M           $M
--------------------------------------------------------------------------------
2003                                               16.0        1.9        17.9
2004                                               15.9        1.0        16.9
2005                                               13.7        0.4        14.1
2006                                               13.0        --         13.0
2007                                               12.6        --         12.6
Later years                                        89.8        --         89.8
--------------------------------------------------------------------------------
                                                  161.0        3.3       164.3
--------------------------------------------------------------------------------

As of 31 December 2002, the Company had commitments under finance leases as follows:


                                                           2002        2001
                                                             $M          $M
--------------------------------------------------------------------------------
Within one year                                             11.7        10.4
In more than one year, but not more than five years         35.0        29.6
After five years                                            62.1        55.8
--------------------------------------------------------------------------------
Total gross payments                                       108.8        95.8
Less: finance charges included above                       (29.4)      (26.9)
--------------------------------------------------------------------------------
                                                            79.4        68.9
--------------------------------------------------------------------------------

As of 31 December 2002, the following capital commitments for the purchase of property, plant and equipment had been authorised by the directors:


                                              AT 31 DECEMBER     AT 31 DECEMBER
                                                         2002              2001
                                                           $M                $M
-------------------------------------------------------------------------------
Contracted for                                           30.4               25.9
Not-contracted for                                        6.5              114.7
-------------------------------------------------------------------------------
                                                         36.9              140.6
-------------------------------------------------------------------------------

The contracted for and the not-contracted for amounts primarily relate to the extension of the Company's manufacturing facility in Athlone, Ireland.

In 2001, Elan disposed of plant and equipment with a net book value of $22.2 million and subsequently leased the plant and equipment back under six year leases.

In prior years, Elan disposed of plant and equipment and subsequently leased the plant and equipment back and also entered into an arrangement with a third party bank, the substance of which allows the Company to require a net settlement of its obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the financial statements in the amount of $56.2 million at 31 December 2002 (2001: $50.3 million).

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     119

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

RISK-SHARING ARRANGEMENTS


Pharma Marketing

In June 2000, Elan disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. Elan holds no investment in Pharma Marketing and has no representative on its board of directors. Concurrent with the private placement, Pharma Marketing entered into a Program Agreement with Elan. The Program Agreement, which substantially regulates the relationship between Elan and Pharma Marketing, represents a risk-sharing arrangement between Elan and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product which contains the active ingredient included in such product for any other designation): (i) Frova, for the treatment of migraine; (ii) Myobloc, for the treatment of cervical dystonia; (iii) Prialt, for the treatment of acute pain and severe chronic pain; (iv) Zanaflex, for the treatment of spasticity and painful spasm; and (v) Zonegran, for the treatment of epilepsy. Pharma Marketing agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were made on a quarterly basis based on the actual costs incurred by Elan. Elan did not receive a margin on these payments.

Elan's revenue from Pharma Marketing was $31.3 million for 2002, consisting of $24.0 million for commercialisation expenditures, which has been recorded as product revenue, and $7.3 million for development expenditures, which has been recorded as contract revenue. Pursuant to the Program Agreement, Pharma Marketing utilised all of its available funding by mid-2002. Elan will not receive any future revenue from Pharma Marketing. Elan's revenue from Pharma Marketing was $189.8 million for 2001, consisting of $141.8 million for commercialisation expenditures, and $48.0 million for development expenditures. In 2002, the royalty rate on net sales of all designated products was 15.79% on the first $122.9 million of net sales and 3.51% for net sales above $122.9 million. Elan paid aggregate royalties of $24.1 million for 2002. This was recorded as a cost of sales. In 2001, the royalty rate on net sales of Zanaflex was 8.44% on the first $38.0 million of net sales and 1.88% for net sales of Zanaflex above $38.0 million. No royalties were payable on the other products in 2001. Elan paid aggregate royalties of $5.6 million for 2001.

In December 2001, the Program Agreement was amended such that Elan re-acquired the royalty rights to Myobloc and disposed of royalty rights on Sonata to Pharma Marketing. The amendment was transacted at estimated fair value. The board of directors and shareholders of Pharma Marketing approved this amendment. The estimated difference in relative fair value between the royalty rights on Sonata and the royalty rights on Myobloc was $60.0 million. This amount was paid to Pharma Marketing by Elan in cash and was capitalised by Elan as an intangible asset.

Under the original agreements, Elan could have, at its option at any time prior to 30 June 2003, acquired the royalty rights by initiating an auction process. This date was extended to 3 January 2005 under the settlement with Pharma Marketing and Pharma Operating described below. In addition, the holders of Pharma Marketing common shares may initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties will negotiate in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $413 million at 31 December 2002 and increased by approximately 25% annually (less royalty payments). The purchase price was reduced under the settlement with Pharma Marketing and Pharma Operating described below. If the parties are unable to agree on a purchase price and Elan elects not to exercise its right to re-acquire the royalty rights at the maximum purchase price, or if Elan elects not to initiate the auction process prior to the option termination date, Pharma Marketing can dispose of the royalty rights in an auction to the highest bidder or retain the royalty rights. If Elan does not acquire the royalty rights, the royalty rates increase annually up to a maximum blended effective royalty rate of 52.5% on aggregate net sales of the products by 2005.

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent, Pharma Marketing agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.


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In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan's obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which is to be tested on a quarterly basis, is less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, EPL and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003. Negotiations have not begun for Germany, France, Spain or Italy. The parties have agreed that each of the security agreements will provide for the release of Pharma Operating's lien on any accounts receivable of a product or service in which Elan disposes of all or a substantial portion of its rights. Accordingly, Elan does not expect that any of the security arrangements with Pharma Operating will limit Elan's ability to dispose of assets in connection with the recovery plan.


Autoimmune

In December 2001, Autoimmune, in an initial tranche, completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds to Autoimmune of $95.0 million. In the same initial tranche, Elan purchased non-voting preferred shares of Autoimmune's subsidiary for an aggregate purchase price of $37.5 million. Elan had no representative on the board of directors of Autoimmune. The existing group of institutional investors and Elan also committed to a second investment tranche in the same amounts to be completed in April 2003, subject to certain conditions. Autoimmune entered into a Program Agreement with Elan. The Program Agreement, which substantially regulated the relationship between Elan and Autoimmune, represented a risk-sharing arrangement among the companies. Under the terms of the Program Agreement, Autoimmune acquired royalty rights to each of the following products and development projects for the designated indications: (i) Antegren, for the treatment of relapsing forms of MS, moderate-to-severe inflammatory bowel disease, including Crohn's disease and ulcerative colitis, and moderate-to-severe rheumatoid arthritis; (ii) Maxipime, for the treatment of infection; (iii) Azactam, for the treatment of infection; and (iv) Abelcet, for the treatment of severe fungal infection. Autoimmune also acquired royalty rights on certain development projects, as well as any other product subsequently developed or acquired by Elan that had an indication substantially the same as Maxipime, Azactam, or Abelcet and that would be in direct competition with Maxipime, Azactam or Abelcet. Autoimmune agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments were to be made on a quarterly basis based on actual costs incurred by Elan. Elan did not receive a margin on these payments. Elan's revenue from Autoimmune was $68.7 million for 2002, consisting of $38.8 million for commercialisation expenditures, which has been recorded as product revenue, and $29.9 million for development expenditures, which has been recorded as contract revenue. Elan's revenue from Autoimmune was $26.6 million for 2001, consisting of $15.9 million for commercialisation expenditures, and $10.7 million for development expenditures. Elan received no revenue from Autoimmune since June 2002. Elan will not receive any future revenue from Autoimmune. No royalties were payable to Autoimmune by Elan in either 2002 or 2001.

Under the original agreement, Elan could, at its option at any time prior to April 2005, acquire the royalty rights by initiating an auction process. In addition, the holders of the Autoimmune common shares could initiate the auction process earlier upon the occurrence of certain events. If the auction process had not been initiated prior to October 2004, it would have automatically commenced. Pursuant to the auction process, Elan and Autoimmune would have negotiated in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. This maximum purchase price increased at various rates, approximately 25% annually, subject to certain conditions.

In July 2002, Elan announced the termination of all agreements relating to the risk-sharing arrangement with Autoimmune. The royalty obligations to Autoimmune were terminated. The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune, resulted in a net cash cost of $82.5 million. Elan expensed $121.0 million as an exceptional selling, general and administrative expense arising from the acquisition of Autoimmune.

At 31 December 2002, Elan had commitments to invest $3.2 million (2001: $25.6 million) in healthcare managed funds.

The Company has deferred purchase arrangements for certain products, which amount to $4.5 million (2001: $24.5 million). These payments are dependent on various approvals and milestones being met.

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Elan, in disposing of assets or businesses, often provides representations, warranties and indemnities to cover various risks. Elan does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, Elan has no reason to believe that these uncertainties would have a material adverse effect on the Group's financial condition or results of operations.


25 LITIGATION

Elan is involved in various legal and administrative proceedings, relating to securities matters/SEC investigation, patent matters, antitrust matters and other matters. The most significant of these matters are described below.

Elan recorded a provision during 2002 of $19.0 million relating to the litigation with Schwarz, Allergan and the shareholder derivative actions described below. With the exception of the litigations with Schwarz and Allergan, and the shareholder derivative actions, Elan does not believe that it is feasible to predict or determine the outcomes of the pending actions, investigations and proceedings and any possible effect on the Group's business or to reasonably estimate the amounts or potential range of losses, if any, with respect to the pending actions, investigations and proceedings. The costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings, settlements, judgements and claims, and changes in those matters (including the matters described below) and developments or assertions by or against the Group relating to intellectual property, could have a material adverse effect on the Group's business, financial condition, results of operations and liquidity.


SECURITIES MATTERS/SEC INVESTIGATION

Commencing in January 1999, several class actions were filed in the U.S. District Court for the Southern District of California against Dura, one of Elan's subsidiaries, and various then current or former officers of Dura. The actions, which allege violations of the U.S. federal securities laws, were consolidated and purport to seek damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July 2000, the court issued an order granting the defendants' motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November 2001, the court granted Dura's motion to dismiss with prejudice and judgement was entered in Dura's favour. In December 2001, plaintiffs filed an appeal of the judgement with the Ninth Circuit Court of Appeals. Oral argument was held on 4 February 2003. On 5 August 2003, the Ninth Circuit issued its opinion, reversing the lower court's prior dismissal. In remanding the case, the Ninth Circuit directed that the plaintiffs be afforded leave to amend their complaint. Elan has petitioned for en banc review of the decision by the entire panel of the Ninth Circuit. If en banc review is not granted, the Ninth Circuit will issue a remand to the District Court. The District Court will set a date for the amended complaint to be filed.

The Company and certain of its former and current officers and directors are named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, which consolidated several class actions filed in early 2002 (the "Class Action"). The amended and consolidated complaint filed 24 January 2003 in the action (the "Complaint") alleges claims under the U.S. federal securities laws, specifically, Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended (the "1933 Act"), and Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Rule 10b-5 promulgated thereunder. The Complaint alleges claims on behalf of classes of persons and entities who purchased securities of the Company during periods of time commencing on 7 February 2000 and ending on 1 July 2002. The Complaint also alleges claims on behalf of two sub-classes that consist of persons and entities who held stock in Dura and Liposome and exchanged such stock for ADSs in Elan pursuant to those companies' mergers with the Company in 2000. In addition to the Company, defendants named in the Complaint include Donal J. Geaney, Thomas G. Lynch, Shane M. Cooke, William F. Daniel, KPMG LLP and KPMG, Chartered Accountants. The Complaint alleges that the Company's financial statements were not in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning the Company's business and financial results, with respect to the Company's investments in certain business ventures and business venture parents and the licence fees and research revenues received from the business ventures; the accounting for proceeds from the Company's sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that the Company entered into and disclosure concerning those arrangements; the accounting for certain qualified special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain officers of the Company; and certain alleged related party transactions. The Complaint seeks compensatory damages and other relief that the court may deem just and proper. Elan and the individual defendants moved to dismiss the Complaint on 25 March 2003. The motions to dismiss have been fully briefed; however, the court has not issued its decision.

The Company is a nominal defendant in two derivative actions filed against certain of its former and current directors and certain of its former and current officers on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego. The two actions have been consolidated, and the plaintiffs have filed a consolidated complaint. The complaint contains

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allegations similar to those set forth in the foregoing actions, but alleges, among other things, that the defendant officers and directors breached their duties to the Company by causing the Company to undertake the actions alleged in the complaint. Among other relief, the action seeks damages against the defendant officers and directors on behalf of the Company. The individual defendants have filed motions to dismiss on the grounds of lack of personal jurisdiction, and all of the defendants have filed a motion to dismiss on the grounds of forum non conveniens, or inconvenient forum. The Company has reached an agreement with the plaintiffs to settle the derivative actions. The settlement would involve the Company agreeing to adopt certain corporate governance provisions and to pay plaintiffs' attorneys' fees and expenses in the amount of $527,495, as determined by binding mediation. A formal settlement stipulation has not been finalised. The settlement is subject to court approval.

The Company is the subject of an investigation by the SEC's Division of Enforcement commenced on or about 12 February 2002, which the Company believes relates primarily to the issues described in the immediately preceding two paragraphs. Elan is unable to predict or determine the outcome of the Class Action or the SEC investigation or to reasonably estimate the amounts or range of loss, if any, with respect to the resolution of the Class Action or the SEC investigation. Elan is also unable to predict or determine the impact, if any, that the 2001 restatement may have on the outcome of the Class Action. In addition, the timing and final resolution of the Class Action and SEC investigation is uncertain. The Company continues to believe that it has prepared its financial statements in accordance with applicable GAAP (subject to the restatement relating to EPIL III under U.S. GAAP, described on pages 142 to 147). The findings and outcome of the SEC investigation may adversely affect the course of the Class Action. The possible outcome or resolution of the SEC investigation or the Class Action could require Elan to make substantial payments.


PATENT MATTERS

In September 1999, Bayer A.G. and its U.S. subsidiary Bayer Corporation (collectively, "Bayer") filed suit in the U.S. District Court for the Northern District of Georgia claiming that Elan infringes U.S. Patent No. 5,264,446, allegedly covering Bayer's hypertension drug Adalat CC, by Elan's filing of an ANDA for its 60mg nifedipine extended release tablets. In March 2001, the court entered an order granting summary judgement in favour of Elan and dismissed the action. In May 2000, Bayer filed another lawsuit against Elan, along with Biovail Corporation ("Biovail") and Teva Pharmaceuticals, USA, Inc. ("Teva"), alleging that the commercial sale of Elan's 30mg nifedipine extended release tablets infringes the same Bayer patent (originally filed in the U.S. District Court for the District of Delaware and transferred to the U.S. District for the Northern District of Georgia). In March 2001, the court entered an order granting summary judgement in favour of Elan and dismissed the action. Bayer appealed both decisions to the U.S. Court of Appeals for the Federal Circuit ("CAFC"). In February 2002, the CAFC issued a decision vacating the district court's decision in both cases and remanding for further proceedings. In August 2002, the Company entered into a settlement with Bayer resolving all outstanding disputes over Elan's 30mg and 60mg nifedipine products, and providing Elan with freedom to commercially manufacture and sell those products without liability to Bayer. The cases were dismissed with prejudice in August 2002.

In March 2001, Novartis Consumer Health, Inc. ("Novartis") filed a complaint against Elan Transdermal Technologies, Inc. ("ETT"), a wholly owned subsidiary of Elan, in the U.S. District Court for the Southern District of Florida alleging that ETT's nicotine patch products infringe Novartis' U.S. Patent No. 5,834,011 (the "011 patent"). Novartis' complaint sought unspecified damages and an injunction barring the sale of ETT's nicotine patch products. In May 2001, ETT answered the complaint, denying infringement and alleging the invalidity and unenforceability of the 011 patent. ETT, along with Elan Transdermal Limited ("ETL"), also asserted a counterclaim against Novartis, alleging that Novartis' nicotine patches infringe the Group's U.S. patent No. 4,946,853 (the "853 patent"), and seeking damages and injunctive relief. In June 2001, Novartis answered the counterclaims, denying infringement, asserting the invalidity of the 853 patent, and stating that the patent was unenforceable against Novartis on account of equitable estoppel and that any recovery of damages would be limited by laches. In November 2002, ETT, ETL and Novartis entered into a stipulation and Order of Dismissal, whereby both the claim and the counterclaim were dismissed. This ended the litigation and resolved the claims on terms which allow ETT to continue to market its nicotine patch products for prescription use. On 8 July 2003, Nitto Americas acquired all of the outstanding capital stock of ETT.

In October 1998, Elan filed a patent infringement action in the U.S. District Court for the Southern District of Florida against Andrx alleging that, by its submission of an ANDA for a generic version of Naprelan, which submission included a paragraph IV certification, Andrx infringed Elan's U.S. Patent No. 5,637,320 (the "320 patent"). In March 2002, the court issued a decision finding the 320 patent invalid and dismissed the action. The court did not consider the issue of infringement. In March 2003, the court denied Elan's motion for reconsideration and confirmed its previous finding of invalidity. Elan has filed a notice of appeal with the CAFC and Elan submitted its opening brief on July 30, 2003. A response brief by Andrx is scheduled to be submitted in September 2003.




In November 2002, Allergan filed a complaint against Elan in the U.S. District Court for the District of Delaware. The complaint alleges that Elan wilfully infringed U.S. Patent No. 6,290,961 by virtue of its manufacture, sale and offer for sale of its Myobloc product. Allergan

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is seeking injunctive relief and unspecified damages. In February 2003 Elan filed an answer and counterclaim, denying allegations of infringement, asserting that the patent is invalid and unenforceable and alleging antitrust violations against Allergan. In February 2003, Allergan filed its reply to Elan's counterclaim. A trial date has been set for October 2004. Settlement discussions are on-going.

Eon submitted to the FDA an ANDA for a generic equivalent of Elan's 400mg Skelaxin product. The application included a paragraph IV certification pertaining to U.S. patent No. 6,407,128 (the "128 patent"). Eon provided notice to Elan of its paragraph IV certification in November 2002, and Elan filed a patent infringement suit against Eon in the U.S. District Court for the Eastern District of New York on 2 January 2003. Eon filed its answer and counterclaim on 23 January 2003 and then filed an amended answer and counterclaim on 19 February 2003. Elan filed its reply to the counterclaim on 7 March 2003. Discovery is in its early stages and no trial date has been set. Corepharma LLC ("Corepharma") also has submitted to the FDA an ANDA for a generic equivalent of Elan's 400mg Skelaxin product, including a paragraph IV certification pertaining to the 128 patent. Corepharma provided notice to Elan of its paragraph IV certification in January 2003, and Elan filed a patent infringement suit against Corepharma in the U.S. District Court for the District of New Jersey on 7 March 2003. In May 2003, Elan and Corepharma agreed to transfer the Corepharma litigation to the U.S. District Court for the Eastern District of New York for consolidation with the Eon litigation. Elan and King are cooperating in the prosecution of these actions, and are working together to substitute, or in the alternative add, King as a plaintiff to the two actions.


ANTITRUST MATTERS

In March 2001, Andrx filed a complaint against Elan in the U.S. District Court for the Southern District of Florida alleging that Elan engaged in anti-competitive activities in an effort to prevent or delay the entry of a generic alternative to Naprelan. Elan filed a motion to dismiss the complaint and for judgement on the pleadings. In April 2003, the court granted Elan's motion and dismissed Andrx's complaint with prejudice and without leave to amend. In June 2003, the court reaffirmed its April decision, denying Andrx's motions for reconsideration and for leave to amend its complaint. On 14 July 2003, Andrx filed a notice of appeal. The opening brief in this matter is likely to be filed in October 2003. In addition, the 11th Circuit has tentatively scheduled a September 23, 2003 mediation regarding this matter.

Three putative class actions have been filed in the U.S. District Court for the Eastern District of Pennsylvania against Elan and Skye Pharma, Inc. by indirect purchasers of Naprelan. In September 2002, the cases were consolidated and in October 2002, a consolidated amended class action complaint was filed. The consolidated complaint alleges that Elan violated the antitrust laws by engaging in sham patent litigation and entering into an unlawful settlement agreement in an effort to prevent or delay the entry of a generic alternative to Naprelan. The damages claimed are unspecified. Elan has not yet answered or otherwise responded to the amended complaint. Other than preliminary document production, the litigation has been stayed and the case placed on the court's suspense docket pending the outcome of further proceedings in the pending patent infringement litigation brought by Elan against Andrx described above. On August 4, 2003 plaintiffs filed a motion to remove the litigation from the court's suspension docket. Elan and Skye Pharma, Inc. have filed an opposition to this motion and currently await the court's decision on this matter.

In June 2001, Elan received a letter from the FTC stating that the FTC was conducting a non-public investigation to determine "whether Brightstone Pharma, Inc., Elan Corporation or others may have engaged in an effort to restrain trade by entering into an agreement which may restrict the ability of Brightstone or others to market a bioequivalent or generic version of Naprelan". In October 2001, counsel for Elan met informally with FTC Staff to discuss the matter. No further communication from the FTC was received until December 2002, when Elan was served with a subpoena duces tecum from the FTC for the production of documents related to Naprelan. Elan has voluntarily provided documents and witness testimony in response to the subpoena and continues to cooperate with the FTC relating to this investigation.

In June 2002, Elan entered into a settlement with the FTC resolving the FTC's investigation of a licensing arrangement between Elan and Biovail relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law has been violated, and does not provide for monetary fines or penalties. Elan continues to satisfy all of the terms of the consent order, including launching its 30mg and 60mg nifedipine products through Watson in September 2002.

Elan is aware that ten actions have been filed in the U.S. District Courts on various dates between July 2002 and July 2003 (seven in the District of Columbia and three in the Southern District of New York) claiming that Elan (and others) have violated federal and state antitrust laws based on the licensing arrangement with Biovail relating to nifedipine described in the immediately preceding paragraph. The complaints seek various forms of remedy, including declaratory judgement, damages (including treble and/or punitive damages where allowed), disgorgement and injunctive relief. The actions have been brought by putative classes of direct purchasers, individual


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direct purchasers, and putative classes of indirect purchasers. On 29 May 2003, the Multidistrict Panel granted Elan's and Biovail's motion to coordinate and consolidated for pre-trial proceedings all pending cases in the District of Columbia. The court has not set a case management schedule.

On 13 March 2003, Elan received notification from the FTC that the FTC's Bureau of Competition was conducting an investigation to determine whether Elan, King or any other person was engaging in unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act, including, among other things, by preventing or slowing generic competition to Skelaxin. The FTC's stated focus of the investigation was Elan's listing in the Orange Book of at least one patent for Skelaxin, and other actions with regard to the FDA regulatory process. On 8 May 2003, Elan received notification from the FTC that it had discontinued that portion of its investigation concerning whether Elan wrongfully listed its patent for Skelaxin in the Orange Book. Elan continues to cooperate with the FTC regarding matters unrelated to the Orange Book listing of the Skelaxin patent.


OTHER MATTERS

On 27 June 2002, BioPort Corporation ("BioPort") filed suit against Elan in the Superior Court of the State of California alleging breach of certain collaboration and supply agreements relating to the development, manufacture and supply of botulinum toxin. In addition to claims for breach of contract, BioPort asserted claims for intentional interference with contractual relations (as to Elan), unfair business practices, and unjust enrichment. The complaint sought a five percent royalty on net sales of Myobloc, payments allegedly owned under the collaboration agreement, a declaration that BioPort has an ownership interest in Myobloc, and other relief including punitive damages. On 17 March 2003, the court sustained Elan's demurrer to BioPort's claim for unfair business practices. On 1 April 2003, Elan filed an answer to BioPort's complaint, including a general denial of the complaint and affirmative defences. Elan also filed a cross-complaint against BioPort, seeking declaratory relief and damages for breach of contract. On 19 May 2003, BioPort filed a demurrer to Elan's cross-complaint. On 20 May 2003, Elan filed a motion to strike BioPort's demurrer. On 30 May 2003, BioPort and Elan both filed motions for summary adjudication. On 5 June 2003, the parties participated in mediation. After the mediation, the court stayed the litigation until 24 August 2003 to allow the parties to continue business negotiations that may resolve the dispute. The parties are scheduled to appear before the court on 18 September 2003 for a status review.

In September 2002, Schwarz filed a demand for arbitration with the American Arbitration Association (the "AAA") claiming that Elan had breached certain duties associated with a License and Supply Agreement between Elan and Schwarz for the distribution of Verelan SR and Verelan PM and seeking unspecified damages. In October 2002, the Company filed an Answer and Counterclaim to the Demand. On 28 April 2003, the parties entered into an amendment to their License and Supply Agreement and settled all the claims raised in the demand for arbitration.

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent, Pharma Marketing, agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan's obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which is to be tested on a quarterly basis, is less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales

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of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003. Negotiations have not begun for Germany, France, Spain or Italy. The parties have agreed that each of the security agreements will provide for the release of Pharma Operating's lien on any accounts receivable of a product or service in which Elan disposes of all or a substantial portion of its rights. Accordingly, Elan does not expect that any of the security arrangements with Pharma Operating will limit Elan's ability to dispose of assets in connection with the recovery plan.

On 17 March 2003, the Group commenced an action against King and certain of its subsidiaries in the Supreme Court of the State of New York to compel King to complete its purchase of the Group's primary care franchise (principally consisting of the Group's U.S. and Puerto Rican rights to Sonata and Skelaxin). On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice.


26 BUSINESS VENTURES

Since 1996, Elan has pursued collaborations with biotechnology, drug delivery and pharmaceutical companies in order to leverage Elan's drug delivery technologies and its proprietary neurological and oncology research, and to access complementary or synergistic research and development programmes in Elan's areas of expertise. Elan has historically referred to this programme in a number of ways, including as a joint venture programme, a business venture programme, and a strategic licensing programme. For the purposes of these Consolidated Financial Statements, this programme will be referred to as the "business venture programme". Elan has not entered into any new business ventures under the business venture programme since mid-2001.

In 2002, as part of the recovery plan, Elan completed a review of its business venture portfolio to conserve cash and reflect the reduced scope of Elan's activities. As a result, it is Elan's intention to restructure or terminate substantially all of its business ventures with the aim of substantially reducing or eliminating future cash outlays by Elan. The restructuring process and any terms agreed have been the result of negotiations between Elan and the respective business venture parents. As such, the agreed terms arising from the restructuring process vary between different business venture relationships. Typically, as part of the termination of a business venture, the technologies contributed by the business venture parent and Elan are returned, the technology developed in the business venture is transferred to the business venture parent and/or Elan, and Elan transfers its interest in the business venture to the business venture parent in exchange for a continuing interest in the product or technology previously in the business venture, such as a royalty. There can be no assurance that all business venture relationships can be restructured or terminated on commercially reasonable terms, or at all. There were 55 business ventures in place prior to the announcement of the recovery plan on 31 July 2002. To date, Elan has formally restructured 36 business venture relationships.

As it is Elan's intention to restructure or terminate substantially all of its business venture relationships, the description of the business venture programme below is generally no longer applicable and is described in the past tense.

The business venture programme generally involved licensing drug delivery technologies and know-how, or pharmaceutical research and development assets, to a newly formed subsidiary ("the business venture") of an emerging biotechnology; drug delivery or pharmaceutical company ("the business venture parent") and the establishment of a joint development collaboration.

Contemporaneously with the licensing and collaborative transaction, Elan typically made an investment in the business venture. Investments in business ventures were in various forms. Prior to mid 1999, those investments were generally in the form of voting common stock. Subsequently, these investments were in the form of non-voting preferred stock convertible into common stock after a period of two years. Elan typically held an initial fully diluted equity interest of 19.9% in the business venture. Elan also typically made a contemporaneous investment in the business venture parent in the form of common equity and convertible/exchangeable preferred stock and/or convertible/exchangeable debt. The convertible/exchangeable securities in the business venture parent were generally convertible, at Elan's option, into common equity of the business venture parent or exchangeable for up to 30.1% of the common equity in the business venture, potentially bringing Elan's fully diluted equity interest in the business venture up to 50%. In many transactions, if Elan chose to exchange the convertible/exchangeable securities in the business venture parent into common equity of the business venture, then it would be required to pay the business venture parent an amount equal to 30.1% of the cumulative operating funding of the business venture to the date of exchange such that Elan and the business venture parent would have shared equally (on a cumulative basis) in such funding. Elan sold certain of its investments in the business ventures and the business venture parents to EPIL II in June 2000 and to EPIL III in March 2001. EPIL II and EPIL III are securitisation entities and the investments are held by EPIL II and EPIL III as security for outstanding indebtedness issued by the entities. For additional information regarding these special purpose entities, please refer to Notes 16 and 33 to the Consolidated Financial Statements.


--------------------------------------------------------------------------------
126

--------------------------------------------------------------------------------

The business venture generally conducted research and development activities using its technologies and proprietary know-how in an agreed research field. Elan's partner, the business venture parent, principally managed the business venture. The technologies and proprietary know-how of the business venture were in-licensed by the business venture from Elan and the business venture parent. On formation, a number of contracts were entered into to govern the in-licensing of intellectual property assets to the business venture from Elan and the business venture parent.

Development of products and technologies for pharmaceutical applications involves risk. The nature of pharmaceutical development, with stringent regulatory constraints and guidelines designed to protect the health and safety of patients and those working with the products, means that development activities are costly and time consuming. Elan's portfolio of business ventures allowed it to diversify the risks associated with product development. Individual development programmes within the business ventures had varying degrees of success and failure. Elan and the business venture parent would typically work together using commercially reasonable efforts and their combined technical, regulatory and clinical expertise to increase the likelihood of success of the business ventures. This could lead to changes in the direction of a development programme, adding or substituting technologies or products and redirection of clinical programmes as deemed necessary.

The business venture, the business venture parent and Elan continually reviewed the progress of the research and development activities in the business venture. As part of this review, the parties could decide that it was not commercially or technically practical to continue to support the business venture.

Elan received and recorded initial revenue from the business ventures set out in the tables on pages 128 to 130 of $Nil, $172.5 million and $321.2 million for 2002, 2001 and 2000, respectively. Elan's initial investments in the business ventures and the business venture parents were $Nil, $229.2 million and $435.7 million for 2002, 2001 and 2000, respectively.

The business ventures typically had the following operational structure. The board of directors of a business venture was generally comprised of a majority of directors from the business venture parent and one director nominated by Elan. For a quorum, the presence of the Elan nominated director was required. The business plan required the approval of the board of directors of the business venture, including the Elan nominated director. This approval was subject to the directors' fiduciary duty to the business venture. The contracts of establishment provided for subsequent reviews, either annually or more frequently, of the business plan and required the continuing approval by the Elan nominated director. The business ventures also typically had a management committee and/or research and development committee. These committees generally provided for equal representation by Elan and the business venture parent. The committees had responsibility for day to day activities of the business venture and for the implementation of the business plan. At their inception, the business ventures typically had no funds after payment of the initial fee to Elan. The operating funding of the business venture was provided by the business venture parent and Elan, subject to the approval of both parties. Funding was generally utilised to pay for research and development activities. Typically, such subsequent financial support was provided in proportion to the respective fully diluted ownership of the business venture by the business venture parent and Elan (typically 80.1% and 19.9%, respectively). Elan expensed the subsequent funding it provided directly to the business venture. This was expensed within the interest and other expense line. Elan expensed $23.9 million, $24.6 million and $10.0 million of subsequent business venture funding in 2002, 2001 and 2000, respectively. If both Elan and the business venture parent agreed to provide subsequent financial support to the business venture through their ongoing approval of a business plan, then, if requested by the business venture parent, Elan was required to make additional investments in the business venture parent, typically in the form of convertible debt, in an amount equal to the business venture parent's proportion of such subsequent financial support, the proceeds of which the business venture parent was required to use to fund its proportion of the subsequent support of the business venture. This amount was recorded by Elan as a financial asset. Elan provided additional financing of $83.4 million, $92.2 million and $41.3 million to business venture parents in 2002, 2001 and 2000, respectively. As a consequence of the implementation of the recovery plan, Elan expects that the amount of additional financing it will provide to the business ventures and business venture parents in 2003 will be less than $10.0 million.

The business ventures incurred research and development expenditures of approximately $125 million, $125 million and $70 million in 2002, 2001 and 2000 respectively. While the business ventures and the business venture parents were generally responsible for ongoing research and development activities, they could request that Elan conduct research and development on their behalf. If Elan undertook such work, the work was typically charged to the business venture at pre-determined rates, which were set to recover Elan's costs plus a mark-up. Elan received research revenue from the business ventures of $13.4 million, $15.0 million and $15.4 million in 2002, 2001 and 2000, respectively.

Investments in the business ventures and the business venture parents were made at fair value. The fair value of investments was typically initially determined by Elan using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities were assessed using methodologies including the Black-Scholes

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     127

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

option-pricing model, the valuation achieved in the most recent private placement by an investee, an assessment of the impact of general private equity market conditions, and discounted projected future cash flow models.

Subsequent to Elan's investment in a business venture and business venture parent, the values of the investments have been typically determined periodically, but not less frequently than yearly, by an independent financial institution using methodologies similar to those described above.

The tables on pages 128 to 130 set forth certain information regarding the 36 business ventures that were formed in 2001 and 2000. No new business ventures were formed in 2002. Of all of the business ventures formed since the commencement of the business venture programme in 1996, 55 were still in place prior to the announcement of the recovery plan on 31 July 2002. It is Elan's intention to restructure or terminate substantially all of its business ventures. To date Elan has formally restructured 36 business venture relationships.

Elan recognised exceptional charges in its profit and loss account for 2002 to reflect impairments to the Group's investment portfolio, including investments held by EPIL II and EPIL III. This includes impairment charges relating to investments in business ventures and business venture parent companies of $114.4 million and $880.0 million respectively.


BUSINESS VENTURES--2001
-------------------------------------------------------------------------------------------------------------------------
                                     AGGREGATE INITIAL
                                    AMOUNT INVESTED
                                    (IN BOTH BUSINESS                                                     INITIAL FEE
                                    VENTURE AND BUSINESS                                                 RECEIVED
 BUSINESS VENTURE PARENT            VENTURE PARENT)         FIELD OF RESEARCH AND DEVELOPMENT            BY ELAN
-------------------------------------------------------------------------------------------------------------------------
 Allergy Therapeutics Ltd.           $20.7 million          Development of anti-histamine                 $15.0 million
                                                            formulations
-------------------------------------------------------------------------------------------------------------------------
 Applied Genetics                    $19.0 million          Topical treatments of skin disease            $15.0 million
 Incorporated Dermatics                                     including skin cancer
                                                            (Dimericine (Trade Mark) --liposomal T4N5)
-------------------------------------------------------------------------------------------------------------------------
 Beyond Genomics, Inc.               $15.0 million          Research into Alzheimer's disease and/or      $10.0 million
                                                            mild cognitive impairment
-------------------------------------------------------------------------------------------------------------------------
 CeNeS Limited                       $21.0 million          Treatment of pain                             $15.0 million
                                                            (morphine-6-glucuronide)
-------------------------------------------------------------------------------------------------------------------------
 ChemGenex                           $20.0 million          Treatment of cancer                           $15.0 million
 Therapeutics, Inc.
-------------------------------------------------------------------------------------------------------------------------
 Cogent Neuroscience, Inc.           $17.5 million          Treatment of central nervous system           $12.5 million
                                                            ("CNS") diseases
-------------------------------------------------------------------------------------------------------------------------
 Curis, Inc.                         $19.0 million          Treatment of neurological disorders           $15.0 million
-------------------------------------------------------------------------------------------------------------------------
 eNOS Pharmaceuticals, Inc.          $17.0 million          Treatment of neurological and                 $15.0 million
                                                            cardiovascular diseases in
                                                            non-hypercholesterolemic humans
                                                            (EN-110)
-------------------------------------------------------------------------------------------------------------------------
 GlycoGenesys, Inc.                  $20.0 million          Treatment of cancer (GCS-100, formerly        $15.0 million
                                                            known as GBC-590)
-------------------------------------------------------------------------------------------------------------------------
 Inex Pharmaceuticals Corporation    $20.0 million          Treatment of cancer (VSLI (Trade Mark))       $15.0 million
-------------------------------------------------------------------------------------------------------------------------
 Lipocine Inc.                       $20.0 million          Oral hormone replacement therapy              $15.0 million
                                                            combination product
-------------------------------------------------------------------------------------------------------------------------
 Nobex Corporation                   $20.0 million          Treatment of post-menopausal                  $15.0 million
                                                            osteoporosis or Paget's disease
                                                            (Oratonin (Trade Mark) )
-------------------------------------------------------------------------------------------------------------------------
 Total                               $229.2 million                                                       $172.5 million
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
128

--------------------------------------------------------------------------------


BUSINESS VENTURES--2000
-------------------------------------------------------------------------------------------------------------------------
                                        AGGREGATE INITIAL
                                        AMOUNT INVESTED
                                        (IN BOTH BUSINESS                                                 INITIAL FEE
                                        VENTURE AND BUSINESS                                              RECEIVED
BUSINESS VENTURE PARENT                 VENTURE PARENT)        FIELD OF RESEARCH AND DEVELOPMENT          BY ELAN
-------------------------------------------------------------------------------------------------------------------------
Acusphere, Inc.(1)(2)                   $22.5 million          Pulmonary delivery of therapeutics         $15.0 million
                                                               (compound not disclosed)
-------------------------------------------------------------------------------------------------------------------------
Altea Genomics, Inc.(1)(2)              $12.0 million          Transcutaneous delivery of gene-based      $10.0 million
                                                               products including DNA vaccines
-------------------------------------------------------------------------------------------------------------------------
Aquacap Pharmaceuticals Inc.(1)(2)      $12.0 million          Development and manufacture of soft-gel    $10.0 million
                                                               therapeutic compounds
-------------------------------------------------------------------------------------------------------------------------
Ardent Pharmaceuticals,                 $20.0 million          Treatment of pain (morphine)               $15.0 million
Inc.(1)
-------------------------------------------------------------------------------------------------------------------------
Atrix Laboratories, Inc.(1)             $20.0 million          Treatment of pain and cancer-associated    $15.0 million
                                                               symptoms (fentanyl and an anti-emetic)
-------------------------------------------------------------------------------------------------------------------------
Cogent Neuroscience, Inc.(1)(2)         $20.0 million          Gene-based products for treatment of       $15.0 million
                                                               disorders resulting from cellular
                                                               pathologies induced by genetic disease
                                                               (such as Huntington's disease)
-------------------------------------------------------------------------------------------------------------------------
Cytokine Pharmasciences, Inc.(1)(2)     $20.0 million          Indications of CNI-1493, except            $15.0 million
                                                               infectious diseases
-------------------------------------------------------------------------------------------------------------------------
Delsys(1)(3)                            $18.8 million          Manufacture of therapeutic agents using    $12.5 million
                                                               Accudep(TM) deposition technology
-------------------------------------------------------------------------------------------------------------------------
Digital Gene Technologies, Inc.(1)      $41.2 million          Identify and develop drug targets and      $31.2 million
                                                               therapeutics for the treatment of
                                                               Alzheimer's disease and Parkinson's
                                                               disease and also to develop novel
                                                               mechanisms for drug delivery
-------------------------------------------------------------------------------------------------------------------------
Elite Pharmaceuticals, Inc.(1) (2)      $20.0 million          Treatment of pain and neurology (two       $15.0 million
                                                               undisclosed compounds)
-------------------------------------------------------------------------------------------------------------------------
FeRx Incorporated(1)(2)                 $20.6 million          Treatment of cancer (MTC-DOX(Trade Mark))
-------------------------------------------------------------------------------------------------------------------------
Generex Biotechnology Corporation(1)    $20.0 million          Treatment of pain (buccal morphine)        $15.0 million
-------------------------------------------------------------------------------------------------------------------------
Idun Pharmaceuticals, Inc.              $25.0 million          Treatment, inhibition or prevention of     $15.0 million
                                                               apoptosis (cell death) following stroke
-------------------------------------------------------------------------------------------------------------------------

(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.
(2) Investment held by EPIL III was disposed of on 29 June 2002.
(3) In September 2001, Elan acquired Delsys.




--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     129

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


BUSINESS VENTURES--2000
-------------------------------------------------------------------------------------------------------------------------------
                                            AGGREGATE INITIAL
                                           AMOUNT INVESTED
                                           (IN BOTH BUSINESS                                                    INITIAL FEE
                                           VENTURE AND BUSINESS                                                RECEIVED
 BUSINESS VENTURE PARENT                   VENTURE PARENT)         FIELD OF RESEARCH AND DEVELOPMENT           BY ELAN
-------------------------------------------------------------------------------------------------------------------------------
 ImaRx Therapeutics, Inc.(1)(2)             $12.0 million          Treatment of cancer                          $10.0 million
-------------------------------------------------------------------------------------------------------------------------------
 Incara Pharmaceuticals Corporation(1)      $19.0 million          Treatment of gastro-intestinal disease       $15.0 million
                                                                   including ulcerative colitis and Crohn's
                                                                   disease (Deligoparin sodium--ultra low
                                                                   molecular weight heparin)
-------------------------------------------------------------------------------------------------------------------------------
 Ingredient Innovations                     $12.0 million          Nutraceutical products                       $10.0 million
 International Company(1)(2)
-------------------------------------------------------------------------------------------------------------------------------
 Lyotropic Therapeutics, Inc.(1)(2)         $19.0 million          Undisclosed compound                         $15.0 million
-------------------------------------------------------------------------------------------------------------------------------
 Neurome, Inc.(1)(2)                        $13.3 million          Research into neuronal cell death arising    $9.9 million
                                                                   from amyloid deposition
-------------------------------------------------------------------------------------------------------------------------------
 NewBiotics Inc.(1)(2)                      $21.0 million          Treatment of cancer (NB                      $9.0 million
                                                                   1011/Thymectacin (Trade Mark) )
-------------------------------------------------------------------------------------------------------------------------------
 RxKinetix, Inc.(1)                         $12.5 million          Prevention and treatment of oral             $10.0 million
                                                                   mucositis, a condition associated with
                                                                   cancer therapy
-------------------------------------------------------------------------------------------------------------------------------
 Targeted Molecules                         $12.0 million          Develop platform drug delivery               $10.0 million
 Corporation(1)(2)                                                 technologies and drug products for the
                                                                   treatment of cancer
-------------------------------------------------------------------------------------------------------------------------------
 VectraMed, Inc.(1)                         $12.5 million          Treatment of cancer                          $10.0 million
-------------------------------------------------------------------------------------------------------------------------------
 Verion Incorporated(1)                     $12.0 million          Platform drug delivery technology            $10.0 million
                                                                   development
-------------------------------------------------------------------------------------------------------------------------------
 Zealand Pharmaceuticals A/S                $18.3 million          Administration of a GLP-1 analogue for       $13.0 million
                                                                   the treatment and/or amelioration of
                                                                   diabetes
-------------------------------------------------------------------------------------------------------------------------------
 Total                                      $435.7 million                                                      $321.2 million
-------------------------------------------------------------------------------------------------------------------------------

(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.
(2) Investment held by EPIL III was disposed of on 29 June 2002.


27 RELATED PARTIES


ANTIGENICS

At 31 December 2002, the Company had invested a total of $14.9 million (2001:
$12.9 million) in Antigenics Inc., a biotechnology company whose chairman, Dr Garo Armen, is also the chairman of Elan. Elan's investments in Antigenics, consisting of common stock holdings, were made in 1998 ($2.5 million), 1999 ($10.4 million) and January 2002 ($2.0 million). At 31 December 2002, Elan's shareholding represented approximately 3.3% of Antigenics' outstanding share capital. At 31 December 2002, this investment had a carrying value of $11.0 million.

Following the appointment of Dr Armen as chairman on 9 July 2002, the Company signed a memorandum of understanding between itself and Antigenics in respect of costs incurred by either company in respect of work done for the other. The agreement provided that no profit margin should be charged on such costs. In 2002, the amount of such charges from Antigenics to the Company was $44,888.


--------------------------------------------------------------------------------
130

--------------------------------------------------------------------------------

DR SELKOE

Dr Selkoe, a director of Elan, received $50,000 and $62,500 from Elan in 2002 and 2001, respectively, under consultancy agreements with the Group.


MR GROOM

Mr Groom, a director of Elan, received $200,000 in 2002 under a consultancy agreement with the Group.


AMARIN

Amarin is a specialty pharmaceutical company focused on neurology and pain management. Mr Thomas Lynch, an employee of Elan and formerly its executive vice chairman, and Mr John Groom, a director of Elan, serve on Amarin's board of directors. Mr Lynch is non-executive chairman of Amarin. Mr Michael Coffee and Mr Donald Joseph, both employees of Amarin, were previously employed by Elan.

In May 2001, Elan and Amarin entered into a distribution and option agreement, whereby Amarin agreed to market and distribute Permax in the United States, and was granted an option to acquire rights to the product from Elan. Permax is used for the treatment of Parkinson's disease and falls within Amarin's focus on neurology. In September 2001, this agreement was amended, whereby Amarin was appointed the sole distributor of Permax in the United States until August 2002. Elan recorded consideration of $45.0 million under the terms of the amended distribution and option agreement and retained a royalty right of 3.5% on net sales of Permax by Amarin from 1 January 2002 through the date on which Amarin exercised or terminated its option to acquire Permax. In 2001, Elan also recorded a net amount of $6.2 million from Amarin for distribution fees and royalties on sales of Permax. After reducing the carrying value of the Permax intangible and equity accounting, Elan recorded net revenue from Amarin of $16.9 million in 2001 which includes the distribution revenue. Amarin's option to purchase Permax was exercisable between September 2001 and May 2002 for an exercise price of $37.5 million, payable $7.5 million on exercise of the option and $2.5 million in quarterly instalments thereafter, and a royalty of between 7% and 10% on future net sales of Permax by Amarin. The royalty would have been reduced or increased by up to $8.0 million if Permax revenues in 2003 and 2004 are less than (for a royalty reduction) or greater than (for a royalty increase) $26.0 million and $16.0 million, respectively. On 11 March 2002, Amarin exercised its option to acquire Permax and paid Elan the first instalment of the exercise price of $7.5 million. Elan has not recognised the unpaid option exercise price, but rather intends to record such consideration as it is received due to uncertainties surrounding its ultimate collectibility. In January 2003, in addition to the amendments described below, Elan and Amarin agreed to amend certain terms of their agreements including a reduction of $7.5 million in the total quarterly deferred option payments due to Elan in 2004 and 2005, incurred in connection with the acquisition of the Permax rights by Amarin, and the inclusion of Elan's shares in the registration statement filed for the investors in connection with the private placement described below. Elan has agreed not to sell any of those shares until 1 October 2003, with certain exceptions. Further as described below, Elan and Amarin further amended their agreements in August 2003, such that Amarin may discharge in full its obligations to Elan under the loans referred to above and its remaining obligations to Elan arising from its exercise of the Permax option for a payment of $30.0 million.

In connection with the amended distribution and option agreement, Elan provided a loan of $45.0 million to Amarin. The loan bears interest at a rate equal to LIBOR plus a margin of 2%. The loan originally matured on 28 September 2002. In July 2002, the maturity date of the loan was amended to $2.5 million payable in July 2002 (repaid in July 2002), $17.5 million payable in September 2002, $10.0 million payable in September 2003 and $15.0 million payable in September 2004. In January 2003, $19.9 million of this loan, including interest of $2.4 million, was repaid by Amarin and the maturity of the remaining amount of the loan was amended to $10.0 million payable in September 2004 and $15.0 million payable in September 2005. Further amendments to the agreements with Amarin were entered into during August 2003 and are described below.

During 2001, Elan granted Amarin a purchase option to acquire Zelapar. Zelapar is a fast melt formulation of selegiline for the treatment of Parkinson's disease. The purchase option was amended in January 2003, and was exercisable until 30 days after FDA approval of Zelapar. If Amarin exercised the option Elan would have received approximately $10 million, and may have additionally received revenue-contingent milestone payments of up to $32.5 million. Elan would have also received a royalty of 12.5% on future net sales of Zelapar by Amarin. Further amendments to the agreements with Amarin were entered into during August 2003 and are described below.


In August 2003, Elan and Amarin agreed to further amend certain terms of their agreements whereby Amarin has until 31 December 2003 to pay $30.0m to Elan. If Amarin does so, all loans referred to above and outstanding deferred payments due in connection with


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     131

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

the purchase of Permax will be discharged in full, and Amarin will be deemed to have exercised its option to acquire Zelapar. Elan will additionally receive a royalty of 12.5% of net sales of Zelapar by Amarin, and may receive a future revenue-contingent milestone payment of $10.0 million in ordinary shares of Amarin if annual sales of Zelapar exceed $20.0 million. Further, in the event that Amarin raises in excess of $40.0 million from financings or specified asset sales by 30 June 2004, Amarin will be obliged to apply half the excess, up to a maximum of $10.0 million, to reduce the rate of the royalty on net sales. The royalty rate will be reduced by 0.5% of net sales for each $1.0 million paid to Elan. If Amarin does not pay Elan $30.0 million by 31 December 2003, then all such debts and deferred payments will become due and payable on demand by Elan and the Zelapar option will be deemed cancelled and nonexercisable. In that event, Elan will additionally be entitled at its option to convert all amounts owed to the Group by Amarin into ordinary shares of Amarin at any time. The amounts owed will be converted into Amarin ordinary shares at a price equivalent to the average closing price per Amarin share for the five days prior to the date that the option to convert is exercised. Amarin granted to Elan fixed and floating security over its assets and business to secure payments due to Elan. This security will be reduced to $5.0 million in the event that Amarin pays the $30.0 million amount referred to above by 31 December 2003. The royalty increase or decrease for Permax based on sales in 2003 and 2004 was eliminated. Amarin is entitled to redeem the Permax royalty at any time by paying $700,000 to Elan. All quarterly payments due in connection with the purchase of Permax and all loan interest payments due are subject to a moratorium that expires on 31 December 2003.

At 31 December 2002, Elan held approximately 27% of the outstanding ordinary shares of Amarin and also held preferred shares convertible into, approximately, an additional 12% of Amarin's equity on a fully diluted basis. On 28 January 2003, Amarin announced the completion of a private placement for gross proceeds of $21.2 million. In connection with this transaction Elan also converted 2,000,000 Amarin convertible preference shares into ordinary shares. As a result of these transactions, Elan's share ownership in Amarin is approximately 26% on a fully diluted basis.

Under Irish GAAP Elan accounted for Amarin using the equity method, based on Elan's fully diluted equity investment in Amarin in 2001 and 2002. Amarin is a related party to Elan. Elan recorded net revenue from Amarin of $4.8 million in 2002 (2001: $16.9 million). Elan's total investment in Amarin at 31 December 2002 amounted to $63.2 million, consisting of loans, including interest, of $44.8 million and $6.5 million and a net equity investment of $11.9 million. As described above, Amarin repaid $17.5 million of this loan and interest of $2.4 million in January 2003. In addition, Elan has trading balances due from Amarin of $13.7 million at 31 December, 2002 (2001:$Nil).

Amarin's financial position at 31 December 2002 was as follows: current assets Sterling29.6 million (2001: Sterling28.6 million), non-current assets Sterling31.0 million (2001: Sterling33.9 million), current liabilities Sterling41.6 million (2001: Sterling36.9 million) and non-current liabilities Sterling22.8 million (2001: Sterling5.2 million).


Amarin's results of operations for the year ended 31 December 2002 were as follows: turnover Sterling40.6 million (2001: Sterling39.2 million), gross profit Sterling22.0 million (2001: Sterling23.4 million), operating loss from continuing operations Sterling20.3 million (2001: Sterling3.5 million) and loss for the financial year Sterling23.0 million (2001: Sterling3.3 million).


28 PENSION PLANS

The Company has continued to account for pensions in accordance with SSAP No. 24, "Accounting for Pensions" ("SSAP 24"), and the disclosures given in (a) are those required by that standard. FRS 17 "Retirement Benefits" ("FRS 17") will not be mandatory for the Company until the year ended 31 December 2005. Prior to this, phased transitional disclosures are required by FRS 17 and, to the extent they are not given in (a), are set out below in (b).


(A) SSAP 24 DISCLOSURES

                                                    2002       2001       2000
PENSION COSTS                                         $M         $M         $M
-------------------------------------------------------------------------------
Pension cost of defined benefit schemes              3.3        2.8        2.3
Pension cost of defined contribution schemes         8.8        9.9        7.3
-------------------------------------------------------------------------------
                                                    12.1       12.7        9.6
-------------------------------------------------------------------------------

(I) DEFINED BENEFIT SCHEMES

The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of

--------------------------------------------------------------------------------
132

--------------------------------------------------------------------------------

pensionable service, subject to a maximum of 40 years. These plans are funded externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2002 consisted of units held in independently administered funds. The most recent actuarial valuations of the plans were carried out in April 2002 using the projected unit credit method and the valuation reports are not available for public inspection.

The principal actuarial assumption used was that the rate of real investment returns will exceed the rate of salary inflation by 2%.

The actuarial report showed that at 1 April 2002, the market value of the assets of the schemes was $19.4 million and the actuarial value of the assets represented 106% of the benefits accrued to members for the two plans.

These schemes are fully funded on a discontinuance basis.


(ii) Defined contribution schemes

In addition, Elan operates a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the profit and loss account in the period in which incurred.


(iii) Balance sheet amounts

At the year ended 31 December 2002, there was a pension contribution due included in accruals of $0.5 million (2001: $5.1 million) and a pension prepayment of $0.2 million (2001: $0.2 million).


(B) FRS 17 RETIREMENT BENEFITS

The valuations of the defined benefit schemes used for the purpose of FRS 17 disclosures have been based on the most recent actuarial valuations as identified above. These have been updated by the actuary to take account of the requirements of FRS 17 in order to assess the liabilities at each balance sheet date. Scheme assets are stated at their market value at each balance sheet date. The contribution rate, inclusive of the members contributions, for the Employee Benefit Plan is 17.4% of pensionable salaries. The contribution rate, inclusive of the members contributions, for the Pension and Life Assurance Plan is 30.1% of pensionable salaries.

The financial assumptions used to calculate the retirement benefit liability under FRS 17 were as follows:


                                      31 DECEMBER 2002    31 DECEMBER 2001
VALUATION METHOD                        PROJECTED UNIT      PROJECTED UNIT
--------------------------------------------------------------------------
Discount rate                                     5.5%               6.0%
Inflation rate                                    3.0%               3.0%
Increase to pensions in payment                   5.0%               5.0%
Future salary increases                           3.5%               4.0%
--------------------------------------------------------------------------


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     133

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The market values of the assets in the pension schemes and the expected rates of return were:


                                                   LONG TERM RATE OF        VALUE AT      LONG TERM RATE OF       VALUE AT
                                                  RETURN EXPECTED AT     31 DECEMBER     RETURN EXPECTED AT    31 DECEMBER
                                                         31 DECEMBER            2002            31 DECEMBER           2001
                                                                2002              $M                   2001             $M
--------------------------------------------------------------------------------------------------------------------------
Equities                                                       6.5%             14.1                  7.0%            13.2
Bonds                                                          5.0%              4.3                  5.5%             3.8
Property                                                       6.5%              1.6                  7.0%             1.0
Cash                                                           2.5%              1.0                  3.0%             1.0
--------------------------------------------------------------------------------------------------------------------------
Total market value of pension plans assets                                      21.0                                  19.0
Present value of funded pension liabilities                                    (27.4)                                (19.7)
--------------------------------------------------------------------------------------------------------------------------
Net deficit in funded pension plans                                             (6.4)                                 (0.7)
Related deferred tax asset                                                       1.3                                   0.1
--------------------------------------------------------------------------------------------------------------------------
Net pension deficit                                                             (5.1)                                 (0.6)
--------------------------------------------------------------------------------------------------------------------------
ANALYSED AS:
Pension & Life Assurance Plan
Net pension assets                                                               3.9                                   3.2
Net pension liabilities                                                         (7.8)                                 (5.7)
Related deferred tax asset                                                       0.8                                   0.4
Employee Benefit Plan
Net pension assets                                                              17.2                                  15.8
Net pension liabilities                                                        (19.7)                                (14.0)
Related deferred tax asset/(liability)                                           0.5                                  (0.3)
--------------------------------------------------------------------------------------------------------------------------
                                                                                (5.1)                                 (0.6)
--------------------------------------------------------------------------------------------------------------------------

Movement in deficit during the year from 1 January 2002 to 31 December 2002


                                                                                                                          $M
----------------------------------------------------------------------------------------------------------------------------
Deficit at 31 December 2001                                                                                             (0.6)
Service cost                                                                                                            (1.8)
Company contributions paid                                                                                               2.2
Other finance income (expected net return)                                                                               0.1
Actuarial loss                                                                                                          (5.5)
Foreign exchange rate charges                                                                                           (0.7)
Related deferred tax asset                                                                                               1.2
----------------------------------------------------------------------------------------------------------------------------
Deficit at 31 December 2002                                                                                             (5.1)
----------------------------------------------------------------------------------------------------------------------------

Had FRS 17 been reflected in the primary financial statements, the following are the amounts that would have been included in the Consolidated Profit and Loss Account and the Consolidated Statement of Total Recognised Gains and
Losses:


--------------------------------------------------------------------------------
134

--------------------------------------------------------------------------------


                                                                                       YEAR ENDED
                                                                                      31 DECEMBER
                                                                                             2002
                                                                                               $M
-------------------------------------------------------------------------------------------------
INCLUDED IN PAYROLL COSTS:
Current service costs                                                                         1.8
-------------------------------------------------------------------------------------------------
Net operating profit charge                                                                   1.8
-------------------------------------------------------------------------------------------------
INCLUDED IN FINANCE COSTS/(INCOME):
Interest cost                                                                                 1.2
Expected return on assets                                                                    (1.3)
-------------------------------------------------------------------------------------------------
Net finance income                                                                           (0.1)
-------------------------------------------------------------------------------------------------
INCLUDED IN STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES:
Difference between expected and actual return on assets                                       6.4
Experience gains and losses on plan's liabilities                                            (2.6)
Effect of changes in actuarial assumptions                                                    1.7
-------------------------------------------------------------------------------------------------
Net loss in Consolidated Statement of Total Recognised Gains and Losses                       5.5
-------------------------------------------------------------------------------------------------

History of actuarial gains and losses


                                                                                       YEAR ENDED
                                                                                      31 DECEMBER
                                                                                             2002
                                                                                               $M
-------------------------------------------------------------------------------------------------
Difference between expected and actual return on assets                                      6.4
Expressed as a percentage of plan's assets                                                  30.4%
-------------------------------------------------------------------------------------------------
Experience gains and losses on scheme liabilities                                           (2.6)
Expressed as a percentage of plan's liabilities                                              9.4%
-------------------------------------------------------------------------------------------------
Total actuarial gains and losses                                                             5.5
Expressed as a percentage of plan's liabilities                                             20.1%
-------------------------------------------------------------------------------------------------


                                                                       31 DECEMBER    31 DECEMBER
                                                                              2002           2001
                                                                                $M             $M
-------------------------------------------------------------------------------------------------
NET ASSETS
Group's net assets per Consolidated Balance Sheet                         1,459.4        5,059.7
-------------------------------------------------------------------------------------------------
PENSION & LIFE ASSURANCE PLAN
Net pension assets                                                            3.9            3.2
Net pension liabilities                                                      (7.8)          (5.7)
Related deferred tax asset                                                    0.8            0.4
-------------------------------------------------------------------------------------------------
                                                                             (3.1)          (2.1)

EMPLOYEE BENEFIT PLAN
Net pension assets                                                           17.2           15.8
Net pension liabilities                                                     (19.7)         (14.0)
Related deferred tax asset/(liability)                                        0.5           (0.3)
-------------------------------------------------------------------------------------------------
                                                                             (2.0)           1.5
-------------------------------------------------------------------------------------------------
Net assets including pension assets and liabilities                       1,454.3        5,059.1
-------------------------------------------------------------------------------------------------

RESERVES
Profit and loss reserve excluding pension assets and liabilities        (3,945.6)         (330.5)
Pension reserve                                                             (5.1)           (0.6)
-------------------------------------------------------------------------------------------------
Profit and loss reserve                                                 (3,950.7)         (331.1)
-------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     135

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

29 POST BALANCE SHEET EVENTS


Mr Martin

On 7 January 2003, Elan and EPI entered into an agreement with Mr Martin such that Mr Martin was appointed president and chief executive officer of Elan effective 3 February 2003. Mr Martin's annual salary under this agreement is $798,000. He is eligible for an annual bonus in a target amount equal to his salary depending on the achievement of established performance goals. Mr Martin was granted an initial option to purchase 1,000,000 Ordinary Shares with an exercise price of $3.85 and vesting in three equal instalments on 31 December 2003, 31 December 2004, and 31 December 2005. It is anticipated that Elan will grant an additional option to Mr Martin to purchase 1,000,000 Ordinary Shares with an exercise price equal to the fair market value of the shares on the date of grant, vesting on the same basis and dates as the initial option grant, following Elan's 2003 Annual General Meeting.

Commencing in 2004, Mr Martin will be considered for additional option grants during the term of the agreement consistent with Elan's annual option grant practices.

The agreement continues until 31 December 2005 and can be extended for a further year on each anniversary of that date thereafter unless 90 days notice is given by Elan or Mr Martin prior to the applicable anniversary date. In general, if Mr Martin's employment is involuntarily terminated (other than for cause or disability) or Mr Martin leaves for good reason, Elan will continue to pay his salary and target bonus for the following two years and his outstanding options will immediately accelerate and remain outstanding for the following two years. If, during the first two years of the agreement, Elan undergoes a change in control and Mr Martin is involuntarily terminated, then Mr Martin will receive the benefits outlined in the preceding sentence together with a cash payment equal to the hypothetical value of the options to purchase 1,000,000 Ordinary Shares anticipated to be granted following Elan's 2003 Annual General Meeting, to the extent not then granted, and a lump sum payment in an amount equal to $5.0 million if the change of control occurs in the first year of the term or $3.0 million if it occurs in the second year of the term.

Mr Martin will be eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives in accordance with the terms of those plans. He may also receive financial planning and tax support and advice from the provider of his choice at a reasonable and customary annual cost.


King

On 30 January 2003, Elan announced that it had agreed to sell its primary care franchise, principally consisting of its U.S. and Puerto Rican rights to Sonata and Skelaxin, related inventory and related rights to enhanced formulations of these products, to King. On 17 March 2003, Elan commenced a lawsuit against King to compel King to complete its purchase of the primary care franchise. On 19 May 2003, Elan and King agreed to proceed with the transaction on amended terms and on 12 June 2003 the transaction was completed. Effective upon the closing of the transaction, all claims under the pending litigation were released and Elan and King dismissed the litigation with prejudice.

Under the terms of the amended transaction, King paid gross consideration on closing of $749.8 million, which included the transfer to King of Sonata and Skelaxin inventory with a value of approximately $40 million and obligations related to Sonata of $218.8 million that were assumed by King at closing. In addition, Elan will receive an additional $25.0 million payment on 2 January 2004, contingent on the ongoing patent exclusivity of Skelaxin. Elan will also receive payments of 5% of net sales of the current formulation of Skelaxin through 31 December 2005 and, thereafter, beginning in 2006 and continuing through December 2021, Elan will receive payments of 10% of net sales of the current formulation of Skelaxin in excess of $50.0 million of net sales annually. Finally, Elan will receive up to an additional $61.0 million in milestone payments (comprised of up to $86.0 million in clinical, regulatory and sales milestones less up to $25.0 million in milestones that Elan is obligated to pay to a third party) relating to the development of enhanced formulations of Sonata, contingent on the achievement of certain clinical and regulatory events.


Pharma Marketing

On 17 January 2003, Elan announced that Pharma Operating had filed a lawsuit in the Supreme Court of the State of New York against Elan and certain of its subsidiaries in connection with the risk-sharing arrangement between the parties. The lawsuit sought, among other things, a court determination that Pharma Operating's approval would be required in the event of a sale by Elan of its interest in Sonata to a third party. On 30 January 2003, Elan, Pharma Operating and its parent, Pharma Marketing, agreed to settle the lawsuit and, under the terms of the settlement agreement, Pharma Operating dismissed the litigation between the parties without prejudice. Pursuant


--------------------------------------------------------------------------------
136

--------------------------------------------------------------------------------

to the settlement agreement, effective upon the sale of Sonata to King on 12 June 2003, (i) Elan paid Pharma Operating $196.4 million in cash (representing $225.0 million less royalty payments on all related products paid or due to Pharma Operating from 1 January 2003 through 12 June 2003) to acquire Pharma Operating's royalty rights with respect to Sonata and Prialt and (ii) Elan's maximum purchase price for the remaining products in the arrangement, Zonegran, Frova and Zanaflex, was reduced to $110.0 million, which will increase at a rate of 15% per annum from 12 June 2003 (less royalty payments made for periods after 12 June 2003). The parties also agreed to extend Elan's purchase option termination date to 3 January 2005 from the original termination date of 30 June 2003.

In connection with the settlement agreement, Elan agreed that it would cause certain subsidiaries in the United States, Ireland, the United Kingdom, Germany, France, Spain and Italy to pledge their accounts receivable from commercial sales of pharmaceutical products and services to Pharma Operating as collateral to secure Elan's obligations in relation to royalty payments under the Pharma Marketing arrangement and the settlement agreement. Elan also agreed that, following the closing of a sale of Sonata, it would grant Pharma Operating additional collateral to the extent that the aggregate value of the collateral package, which is to be tested on a quarterly basis, is less than the maximum purchase price for the royalty rights on Zonegran, Frova and Zanaflex. On 6 March 2003, EPI and Pharma Operating entered into a security agreement pursuant to which EPI granted Pharma Operating a first priority security interest in its accounts receivable from commercial sales of pharmaceutical products in the United States. On that same date, Elan and Pharma Operating agreed to the terms of the additional collateral mechanism. On 20 May 2003, EPL and Pharma Operating entered into a security agreement pursuant to which EPL granted Pharma Operating a security interest in its accounts receivable from commercial sales of pharmaceutical products and services in the United Kingdom. A similar agreement was entered into in relation to Ireland by Elan Pharma Limited (Ireland) on 10 June 2003. Negotiations have not yet begun for Germany, France, Spain or Italy. The parties have agreed that each of the security agreements will provide for the release of Pharma Operating's lien on any accounts receivable of a product or service in which Elan disposes of all or a substantial portion of its rights. Accordingly, Elan does not expect that any of the security arrangements with Pharma Operating will limit Elan's ability to dispose of assets in connection with the recovery plan.


Xcel

On 1 April 2003, Elan announced that it received $89.5 million in cash from Xcel in exchange for all of Elan's shareholding in, and loans to, Xcel. The net carrying value of the shares and loan notes was written down during 2002 by $34.5 million.


Ligand

On 28 May 2003, Elan sold 6.4 million shares of Ligand common stock in the open market for net cash proceeds of $73.0 million. On 11 July 2003, Elan sold its remaining 5.8 million shares of Ligand common stock to a number of qualifying institutional investors for net cash proceeds of $65.1 million. Elan will record a gain in 2003 of $72.3 million in respect of these two transactions.


LYONs

Through 3 June 2003, Elan repurchased an additional $523.7 million in principal amount at maturity of the LYONs (representing approximately 32% of the originally issued LYONs) in separate privately negotiated purchases. The aggregate cost was $310.3 million. This was a discount of approximately 4% to the accreted value of such LYONs at 14 December 2003 of $322.9 million. After taking account of all repurchases up to 3 June 2003, the remaining LYONs have an accreted value at 14 December 2003 of $494.0 million. Elan may purchase additional LYONs in the future and any such purchases may be material.


Antegren

On 24 July 2003, Elan and Biogen announced that the Phase III induction trial of Antegren did not meet the primary endpoint of "response" as defined by a 70-point decrease in CDAI at week 10. This result appears to be due to a larger than expected placebo response rate. However, data from the study indicate that the biological activity of Antegren was similar to that seen in the Phase II study published in the New England Journal of Medicine earlier this year. Additionally, there were no notable differences in the overall rates of side effects between Antegren and placebo treatment groups through week 12.

The study evaluated 905 patients. The primary endpoint of "response" was defined as a 70-point decrease in the CDAI score and "remission" was defined as a CDAI score of less than or equal to 150, both at week 10. Secondary and tertiary endpoints included "response" and "remission" at other time points through week 12, "time to remission and response," mean changes in CDAI as well as quality of life measurements and inflammatory markers (e.g., C-reactive protein).


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     137

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The week 12 response and remission endpoints were significant compared to placebo as was a secondary endpoint of IBDQ (Inflammatory Bowel Disease Questionnaire - a validated quality of life measurement) at week 10. Over the course of the study, the time to remission and, at weeks 6 through 12, mean changes in CDAI were also significant in Antegren treated patients compared to those treated with placebo.

There were no notable differences in the overall rates of side effects between Antegren and placebo treatment groups through week 12. The most common adverse events seen in the trial were headache, nausea and abdominal pain across both groups.

The Phase III data will be shared in greater detail with the medical and scientific community at medical meetings later this year.

Having failed to meet the primary endpoints in the induction trial, we are unable to predict when and if a filing for regulatory approval in the Crohn's indication will be made. Additional trials may be required to generate sufficient data for such a filing that could involve significant delay and expense.


Debt covenants

As a result of Elan's failure to timely complete and file with the SEC Elan's Annual Report on Form 20-F for its fiscal year ended 31 December 2002, on 30 June 2003, Elan defaulted under certain covenants contained in the agreements governing the EPIL II Notes and the Series B and Series C Guaranteed Notes issued by EPIL III. The covenants required that Elan provide to each of the holders of such notes Elan's audited consolidated financial statements, together with an officer's certificate relating thereto, on or prior to 29 June 2003. On 15 July 2003, Elan also defaulted under a covenant contained in the indenture governing the 7.25% Senior Notes that required Elan to file its 2002 Annual Report on Form 20-F with the SEC on or prior to 15 July 2003.

Commencing on 29 July 2003, Elan received a series of separate agreements from a majority of the holders of the EPIL II Notes and the holders of the Series B and Series C Guaranteed Notes waiving compliance by Elan with the applicable covenants described above. The series of waivers was effective through 5 September 2003. With the completion of this Annual Report and Form 20-F and the expected filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the defaults described above will be cured in all respects. In the absence of the waivers, the defaults under the EPIL II Notes and the Series B and Series C Guaranteed Notes would have become events of default on 30 July 2003. In the absence of the completion and filing with the SEC of Elan's 2002 Annual Report on Form 20-F, the default under the indenture governing the 7.25% Senior Notes would become an event of default on 16 September 2003.


30 CONSOLIDATED CASH FLOW STATEMENT


A RECONCILIATION OF OPERATING (LOSS)/PROFIT TO OPERATING CASH FLOWS


                                                               2002          2001         2000
                                                                 $M            $M           $M
-----------------------------------------------------------------------------------------------
Operating (loss)/profit                                    (2,290.8)       (829.7)       296.3
Depreciation and amortisation                                 320.3         270.4        140.6
Impairment of intangibles                                   1,614.6       1,009.8         34.5
Disposal of intangibles                                        65.0         127.9          --
Disposal and write-down of tangible fixed assets               46.1          17.8        (30.6)
Purchase of product royalty rights from Autoimmune            121.0           --           --
Other                                                          99.5          58.0         44.2
Decrease/(increase) in debtors                                263.5          23.2        (95.5)
(Increase) in stocks                                          (13.0)        (37.6)       (30.2)
Increase/(decrease) in creditors                               33.4        (115.2)       (87.1)
-----------------------------------------------------------------------------------------------
Net cash inflow from operating activities                     259.6         524.6        272.2
-----------------------------------------------------------------------------------------------


B MANAGEMENT OF LIQUID RESOURCES

The management of liquid resources comprises the movement in short term deposits, commercial paper and repurchase agreements, excluding those repayable on demand.

--------------------------------------------------------------------------------
138

--------------------------------------------------------------------------------

C ANALYSIS OF NET DEBT

                                                     AT 1 JANUARY            CASH       OTHER   EXCHANGE RATE  AT 31 DECEMBER
                                                             2002            FLOW   MOVEMENTS       MOVEMENTS            2002
                                                               $M              $M          $M              $M              $M
-----------------------------------------------------------------------------------------------------------------------------
Cash                                                      1,579.4          (518.7)         --             11.2         1,071.9
Liquid resources                                            240.1          (225.5)         --              --             14.6
-----------------------------------------------------------------------------------------------------------------------------
Cash and liquid resources                                 1,819.5          (744.2)         --             11.2         1,086.5
-----------------------------------------------------------------------------------------------------------------------------
3.25% Zero Coupon Subordinated Exchangeable
 Notes (LYONs)                                             (931.9)          149.8(1)       3.1             --           (779.0)
Guaranteed and Exchangeable Notes                        (1,725.3)          222.6          5.0             --         (1,497.7)
Other debt (including revolving credit facility)           (413.1)          337.3        (29.8)             --          (105.6)
-----------------------------------------------------------------------------------------------------------------------------
Debt                                                     (3,070.3)          709.7        (21.7)             --        (2,382.3)
-----------------------------------------------------------------------------------------------------------------------------
Net debt                                                 (1,250.8)          (34.5)       (21.7)           11.2        (1,295.8)
-----------------------------------------------------------------------------------------------------------------------------

(1)   Includes interest paid of $22.9 million.



D ANALYSIS OF NET OUTFLOW OF CASH AND CASH EQUIVALENTS IN RESPECT OF THE PURCHASES OF SUBSIDIARY UNDERTAKINGS


                                                                                        2002            2001            2000
                                                                                          $M              $M              $M
-----------------------------------------------------------------------------------------------------------------------------
Cash consideration paid                                                                   --            10.0           170.2
Cash of acquired subsidiaries                                                             --            (0.5)         (162.2)
-----------------------------------------------------------------------------------------------------------------------------
Net cash outflow                                                                          --             9.5             8.0
-----------------------------------------------------------------------------------------------------------------------------


E EFFECT OF ACQUIRED COMPANIES ON CASH FLOW

There were no company acquisitions during 2002. Cash flows in 2001 included cash outflows from operating activities of $5.1 million and payments to acquire fixed assets of $Nil, which relate to companies acquired during that year.

F ANALYSIS OF NET INFLOW OF CASH AND CASH EQUIVALENTS IN RESPECT OF THE DISPOSAL OF SUBSIDIARY UNDERTAKINGS


                                                                                           2002            2001         2000
                                                                                          TOTAL           TOTAL        TOTAL
                                                                                             $M              $M           $M
-----------------------------------------------------------------------------------------------------------------------------
Cash consideration received                                                                87.6            41.9           --
Cash of disposed subsidiary                                                                (5.8)             --            --
-----------------------------------------------------------------------------------------------------------------------------
Net cash inflow                                                                            81.8            41.9           --
-----------------------------------------------------------------------------------------------------------------------------


G EFFECT OF DISPOSED COMPANIES ON CASH FLOW

Cash flows in 2002 included cash outflows from operating activities of $8.8 million and payments to acquire fixed assets of $1.9 million, which relate to companies disposed of during 2002.


H RESTRICTED CASH

Cash and liquid resources include restricted cash held by EPIL II and EPIL III in an amount of $29.4 million (2001: $120.9 million).

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     139

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

31 COMPANY BALANCE SHEET


FIXED ASSETS--INTANGIBLE ASSETS

                                                                                                           PATENTS &
                                                                                                            LICENCES
                                                                                                                  $M
--------------------------------------------------------------------------------------------------------------------
COST:
At 1 January 2002                                                                                             269.1
Additions                                                                                                       0.4
Impairment                                                                                                    (53.5)
--------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                                                                           216.0
--------------------------------------------------------------------------------------------------------------------
ACCUMULATED AMORTISATION:
At 1 January 2002                                                                                              96.0
Amortised in year                                                                                              17.8
Impairment                                                                                                     (3.2)
--------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                                                                           110.6
--------------------------------------------------------------------------------------------------------------------
Net book value: 31 December 2002                                                                              105.4
Net book value: 31 December 2001                                                                              173.1
--------------------------------------------------------------------------------------------------------------------

The carrying value of Naprelan was written down by $35.7 million (2001: $81.0 million), reflecting an estimated impairment due to reduced projected revenues from the product.


FIXED ASSETS--TANGIBLE ASSETS

                                                                                    LAND &
                                                                                 BUILDINGS     EQUIPMENT       TOTAL
                                                                                        $M            $M          $M
--------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE
At 1 January 2002                                                                   11.1           8.4         19.5
Movements                                                                           (0.1)         (1.7)        (1.8)
--------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                                                 11.0           6.7         17.7
--------------------------------------------------------------------------------------------------------------------

The net book value of tangible assets held under finance lease arrangements at 31 December 2002 amounted to $5.1 million (2001: $8.2 million) and related depreciation for the year amounted to $3.1 million (2001: $2.2 million).


FIXED ASSETS--FINANCIAL ASSETS



                                                                                    AT 31 DECEMBER    AT 31 DECEMBER
                                                                                              2002              2001
                                                                                                $M                $M
--------------------------------------------------------------------------------------------------------------------
Investments in subsidiary undertakings                                                      --              2,027.2
Loans to subsidiary undertakings                                                        2,682.6             5,660.1
--------------------------------------------------------------------------------------------------------------------
                                                                                        2,682.6             7,687.3
--------------------------------------------------------------------------------------------------------------------


                                                                    INVESTMENTS IN         LOANS TO
                                                                      SUBSIDIARIES     SUBSIDIARIES           TOTAL
                                                                                $M               $M              $M
--------------------------------------------------------------------------------------------------------------------
Cost
At 1 January 2002                                                        2,027.2           5,660.1          7,687.3
Movements (including impairment provision of $5,593.4 million)          (2,027.2)         (2,977.5)        (5,004.7)
--------------------------------------------------------------------------------------------------------------------
At 31 December 2002                                                          --            2,682.6          2,682.6
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
140

--------------------------------------------------------------------------------

In July 2002, Elan announced a recovery plan aimed at focusing its business and research and development activities and meeting its financial obligations. Elan Corporation, plc recorded a write-down to fixed financial assets of $5,593.4 million in its single entity financial statements as a consequence of the restructuring of its business, reflected in an impairment charge to investments in, and loans to, subsidiary undertakings.


DEBTORS


                                                                                   AT 31 DECEMBER     AT 31 DECEMBER
                                                                                             2002               2001
                                                                                               $M                 $M
--------------------------------------------------------------------------------------------------------------------
Trade debtors                                                                           11.8                   25.5
Amounts owed by group undertakings                                                       1.3                   12.7
Amounts owed by associated undertakings                                                  --                     1.9
Other debtors                                                                            6.3                    5.1
--------------------------------------------------------------------------------------------------------------------
                                                                                        19.4                   45.2
--------------------------------------------------------------------------------------------------------------------

CREDITORS (AMOUNTS FALLING DUE WITHIN ONE YEAR)


                                                                                    AT 31 DECEMBER    AT 31 DECEMBER
                                                                                              2002              2001
                                                                                                $M                $M
--------------------------------------------------------------------------------------------------------------------
Trade creditors                                                                                1.5              7.0
Other creditors                                                                                0.3              3.2
Due to group undertakings                                                                  1,518.3            844.1
Accrued expenses                                                                              15.4              4.6
Lease obligation                                                                               0.9              0.7
--------------------------------------------------------------------------------------------------------------------
                                                                                           1,536.4            859.6
--------------------------------------------------------------------------------------------------------------------

For additional information regarding guarantees, please refer to Note 16 to the Consolidated Financial Statements.


CREDITORS (AMOUNTS FALLING DUE AFTER ONE YEAR)


                                                                                    AT 31 DECEMBER    AT 31 DECEMBER
                                                                                              2002              2001
                                                                                                $M                $M
--------------------------------------------------------------------------------------------------------------------
FINANCE LEASE OBLIGATIONS (NET OF FINANCE CHARGES):
Payable within two to five years                                                              4.0               3.3
Payable after five years                                                                      8.1               7.8
--------------------------------------------------------------------------------------------------------------------
                                                                                             12.1              11.1
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     141

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

32 SUBSIDIARY AND ASSOCIATED UNDERTAKINGS

At 31 December 2002, Elan had the following principal subsidiary and associated undertakings:


                                                                                                  REGISTERED OFFICE &
                                                                                 GROUP         COUNTRY OF INCORPORATION &
COMPANY                                             NATURE OF BUSINESS          SHARE %                OPERATION
---------------------------------------------------------------------------------------------------------------------------
Elan International Services Ltd              Financial services company          100       Clarendon House, 2 Church St
                                                                                           Hamilton, Bermuda
Elan Management Ltd                          Provision of management             100       Lincoln House, Lincoln Place
                                             services                                      Dublin 2, Ireland
Elan Pharmaceuticals, Inc.                   Research and development and        100       800 Gateway Blvd
                                             sale of pharmaceutical                        South San Francisco, CA,
                                             products                                      United States
Athena Neurosciences, Inc.                   Holding company                     100       800 Gateway Blvd
                                                                                           South San Francisco, CA,
                                                                                           United States
Elan Pharma International Ltd                Research and development,           100       WIL House, Shannon Business Park
                                             sale and distribution of                      Co. Clare, Ireland
                                             pharmaceutical products and
                                             financial services
Elan Pharma Ltd                              Manufacture of pharmaceutical       100       Monksland, Athlone
                                             products                                      Co. Westmeath, Ireland
Elan Finance Corporation Ltd                 Financial services company          100       Clarendon House, 2 Church St
                                                                                           Hamilton, Bermuda
Elan Transdermal Technologies, Inc.(1)       Research and development            100       3250 Commerce Parkway
                                                                                           Miramar, Florida, United States
Elan Pharmaceutical Investments II, Ltd      Investment holding company          100       Clarendon House, 2 Church St
                                                                                           Hamilton, Bermuda
Elan Pharmaceutical Investments III, Ltd     Investment holding company          100       Clarendon House, 2 Church St
                                                                                           Hamilton, Bermuda
Elan Holdings Ltd                            Holding company                     100       Monksland, Athlone
                                                                                           Co. Westmeath, Ireland
Neuralab Ltd                                 Research and development            100       Clarendon House
                                                                                           2 Church Street
                                                                                           Hamilton, Bermuda
Amarin Corporation plc(2)                    Specialty pharmaceutical             27       7 Curzon Street,
                                             company                                       London W1J 5HG,
                                                                                           United Kingdom
---------------------------------------------------------------------------------------------------------------------------

(1)   Sold to Nitto Americas in July 2003.

(2)   Associate


Information regarding all other subsidiaries will be filed with the Company's next annual return as provided for by Section 16[3](a) of the Companies (Amendment) Act, 1986.


33 U.S. GAAP INFORMATION


RESTATEMENT

Elan has restated its U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001. Under U.S. GAAP, EPIL III has historically been accounted for by Elan as a qualifying special purpose entity and has not, therefore, been consolidated.

In addition, Elan has adjusted its previously announced unaudited U.S. GAAP financial information as of and for the fiscal year ended 31 December 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay, an entity established by Elan, from 29 June 2002 through 30 September 2002. Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002. The 2001 restatement and the adjustments to the 2002 U.S. GAAP financial information are described below.


--------------------------------------------------------------------------------
142

--------------------------------------------------------------------------------

Under Irish GAAP, EPIL III has been accounted for as a consolidated subsidiary since its date of establishment in accordance with the requirements of FRS 5. Therefore, the 2001 restatement does not affect the Irish GAAP financial information contained in this Annual Report and Form 20-F.


Background

In March 2001, Elan transferred a portfolio of equity and debt securities to EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $160.0 million in aggregate principal amount of Series A Guaranteed Notes, $190.0 million in aggregate principal amount of Series B Guaranteed Notes and $200.0 million in aggregate principal amount of Series C Guaranteed Notes. The Series A Guaranteed Notes matured on 29 June 2002. To fund the repayment of the notes, on 29 June 2002 EPIL III transferred certain financial assets, consisting of certain of the securities included in the portfolio transferred to EPIL III, to Shelly Bay and Shelly Bay made a $148.0 million cash payment to EPIL III. EPIL III used the proceeds from the payment by Shelly Bay, together with existing cash of $12.0 million, to repay the Series A Guaranteed Notes.


The documents that established EPIL III required that EPIL III dispose of financial assets in order to repay the Series A Guaranteed Notes at maturity. The documents also mandated the order in which the assets were to be sold prior to the maturity date for the Series A Guaranteed Notes. However, due to a number of factors, including the inability of Elan and EPIL III to locate the list mandating the order of disposal of the financial assets, the disposal process was commenced and completed over the one-week period ending on 29 June 2002. Although Elan, as servicing agent for EPIL III, contacted a number of third parties regarding their potential interest in purchasing financial assets from EPIL III, each of those parties indicated that they would not be able to complete a due diligence analysis of the issuers of the financial assets to be sold, or to receive all necessary internal approvals to complete the purchase, on a timely basis.


Therefore, in an effort to enable EPIL III to dispose of the financial assets, Elan determined that it would be necessary to provide non-recourse credit support to third parties who would agree to purchase financial assets from EPIL
III. Credit support was offered to a number of potential purchasers of the financial assets. However, ultimately, only Shelly Bay possessed the ability to complete the transaction on a timely basis.

Elan established Shelly Bay specifically for the purpose of acquiring financial assets from EPIL III. All of the capital stock of Shelly Bay was issued to its sole shareholder. Elan did not own any capital stock of Shelly Bay and did not have a representative on Shelly Bay's board of directors. In addition, the sole shareholder of Shelly Bay had no previous contact with Elan. However, as further described below, Elan possessed all of the financial risk of the Shelly Bay transaction. Similar to all other potential purchasers contacted by Elan, the sole shareholder of Shelly Bay was unwilling to invest capital to acquire the financial assets until a due diligence analysis of the issuers of the financial assets had been completed. Therefore, the sole shareholder of Shelly Bay made no substantive capital investment in Shelly Bay and, although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

Elan believed that any failure by EPIL III to dispose of financial assets prior to 29 June 2002 could potentially adversely impact the non-consolidated accounting status of EPIL III under U.S. GAAP and could result in defaults under Elan's debt instruments.

Transaction structure

Under the terms of the transaction, Shelly Bay acquired certain financial assets from EPIL III on 29 June 2002 and made a cash payment to EPIL III of $148.0 million. Shelly Bay financed the entire purchase price of the financial assets, together with the funds necessary to pay interest and other costs on the loan to its maturity date, through borrowings under a $153.0 million non-recourse bank loan facility maturing on 30 September 2002. Elan provided a full and unconditional guarantee to the bank to support Shelly Bay's obligation to repay the loan and provided $153.0 million in cash collateral to the bank to secure Elan's obligations under its guarantee. Upon the closing of the transaction, Elan paid to Shelly Bay approximately $1 million to reimburse Shelly Bay for the expenses expected to be incurred by it in connection with the transaction. In addition, Elan irrevocably waived all rights of recourse against Shelly Bay in the event that it failed to repay the bank loan at maturity.

The cash payment made by Shelly Bay in connection with its acquisition of the financial assets was based upon a valuation conducted by Elan. The valuation utilised customary, widely-accepted valuation methodologies and required that Elan make certain judgements and assumptions regarding the financial assets. Elan did not receive any independent verification of the valuation at the time of the transaction. In addition, EPIL III did not receive any bids for the financial assets to be disposed of.

Upon the closing of the transaction, Shelly Bay's assets consisted solely of the financial assets purchased from EPIL III. Under the terms of the transaction, Shelly Bay was required to complete a due diligence analysis of the issuers of the securities prior to 15 September 2002.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     143

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Shelly Bay had the right to either elect, on or prior to 15 September 2002, to retain the financial assets on a long-term basis or to dispose of the financial assets prior to 30 September 2002.

In the event that Shelly Bay elected to retain the financial assets, it was required, within 15 days of the election, to obtain alternative financing in an amount equal to the value, as of 29 June 2002, of the assets being retained, as determined by an independent appraiser engaged by Shelly Bay. The net cash proceeds received by Shelly Bay from any alternative financing were required to be applied to repay amounts outstanding under Shelly Bay's bank loan.

In the event that Shelly Bay elected to dispose of the financial assets prior to 30 September 2002, Shelly Bay was required to apply the net proceeds from the dispositions to repay amounts outstanding under its bank loan. The transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

Given the non-recourse nature of the Shelly Bay bank loan, Elan possessed all of the financial risk of the transaction under its guarantee of the bank loan, and the cash collateral provided by Elan to secure the guarantee, in the event of any shortfall in the aggregate proceeds received by Shelly Bay from the refinancing or disposition of the financial assets. Although Shelly Bay possessed all of the potential financial benefits of the transaction, neither Shelly Bay nor its sole shareholder had any financial risk in the transaction.

As required by the terms of the transaction, Shelly Bay engaged an independent appraiser to value the financial assets as of 29 June 2002. The appraisal, which was prepared in early September 2002, valued the financial assets at $8.2 million.

Shelly Bay did not elect, under the terms of the transaction, to retain any of the financial assets and obtain alternative financing in an amount equal to the independent appraiser's valuation. Rather, by 30 September 2002, Shelly Bay had disposed of all of the financial assets for aggregate net proceeds of $9.3 million. A number of the financial assets were disposed of, for net proceeds of $1.8 million, to an affiliate of Shelly Bay. The remainder of the financial assets were sold to third parties and in open market transactions. As described above, the transaction agreements contained no limitation on the price at which any financial asset could be sold by Shelly Bay or the party to whom any financial asset could be sold, including to an affiliate of Shelly Bay. In addition, Elan agreed that it had no right to object to the disposition of any financial asset, the party to whom it was disposed of or the price obtained for the disposition.

As a result of the disposition of the financial assets by Shelly Bay for aggregate net proceeds of $9.3 million, on 30 September 2002, Elan made a cash payment of $141.6 million to satisfy its obligation under its guarantee. Under the terms of the transaction agreements, Elan has no further obligation under the guarantee and has no recourse to Shelly Bay or to its sole shareholder arising from Elan's payment under the guarantee.

Restatement of previously reported U.S. GAAP financial results

Elan has restated its U.S. GAAP financial results to consolidate EPIL III from its date of establishment on 15 March 2001. The manner in which the Shelly Bay transaction was completed, including Elan's facilitation of the transaction, which resulted in an intercompany transfer of financial assets by EPIL III to Shelly Bay at a price above fair value, demonstrated that Elan possessed the ability to control EPIL III. This ability to control EPIL III was inconsistent with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and EITF Topic D-66 "Effects of a Special-Purpose Entity's Powers to Sell, Exchange, Repledge, or Distribute Financial Assets under SFAS Statement No. 125".

Adjustment of previously announced unaudited U.S. GAAP financial information for 2002

Elan has also adjusted its previously announced unaudited U.S. GAAP financial information for 2002 to give effect to the consolidation of EPIL III and to consolidate Shelly Bay from 29 June 2002 through 30 September 2002 under EITF D-14 "Transactions involving Special Purpose Entities" ("D-14"). Elan established Shelly Bay. The sole shareholder of Shelly Bay did not make a substantive capital investment in Shelly Bay and neither Shelly Bay nor its sole shareholder possessed any financial risk in the transaction. Elan possessed the financial risk associated with the Shelly Bay transaction until 30 September 2002. Under D-14, these factors require that Elan consolidate Shelly Bay from 29 June 2002 through 30 September 2002.

The following tables present the effects of consolidating EPIL III on Elan's previously reported U.S. GAAP net (loss)/income, shareholders' equity, total assets, total liabilities and cash flows for 2001 and the effects of consolidating EPIL III and Shelly Bay on Elan's previously announced unaudited U.S. GAAP financial information for 2002:


--------------------------------------------------------------------------------
144

--------------------------------------------------------------------------------

NET (LOSS)/INCOME:


                                                                                                 2002(1)            2001(2)
                                                                                             (UNAUDITED)         (RESTATED)
                                                                                                      $M                 $M
----------------------------------------------------------------------------------------------------------------------------
Prior to restatement                                                                         (2,432.5)               342.8
                                                                                      --------------------------------------
Changes in:
Net interest and other (loss)/income                                                            (25.5)(3)            (62.0)(4)
Impairment of investments                                                                      (151.9)(5)            (11.9)(5)
Charge arising from EPIL III guarantee                                                          247.6 (6)               --
                                                                                      --------------------------------------
Difference in net (loss)/income                                                                  70.2                (73.9)
As restated                                                                                  (2,362.3)               268.9
----------------------------------------------------------------------------------------------------------------------------
Basic (loss)/earnings per Ordinary Share under U.S. GAAP, prior to restatement                 $(6.96)               $1.02
Basic (loss)/earnings per Ordinary Share under U.S. GAAP, as restated                          $(6.75)               $0.80
Diluted (loss)/earnings per Ordinary Share under U.S. GAAP, prior to restatement               $(6.96)               $0.95
Diluted (loss)/earnings per Ordinary Share under U.S. GAAP, as restated                        $(6.75)               $0.75
----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:

                                                                                       AT 31 DECEMBER       AT 31 DECEMBER
                                                                                              2002(1)              2001(2)
                                                                                          (UNAUDITED)           (RESTATED)
                                                                                                   $M                   $M
--------------------------------------------------------------------------------------------------------------------------
Prior to restatement                                                                        828.7                 3,283.9
                                                                                     -------------------------------------
Changes in:
Retained earnings and other reserves                                                         (1.8)(7)                (85.0)(8)
As restated                                                                                 826.9                 3,198.9
--------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS:

                                                                                          AT 31 DECEMBER    AT 31 DECEMBER
                                                                                                 2002(1)           2001(2)
                                                                                             (UNAUDITED)        (RESTATED)
                                                                                                      $M                $M
--------------------------------------------------------------------------------------------------------------------------
Prior to restatement                                                                          3,821.1             6,363.7
                                                                                        ----------------------------------
Changes in:
Cash and cash equivalents                                                                         8.9                26.9
Marketable investment securities                                                                 79.2               144.9
Accounts receivable and prepayments                                                               5.2                (0.3)
Intangible assets                                                                                 2.5(9)              4.5(9)
Investments and marketable investment securities                                                 45.0               288.6
                                                                                        ----------------------------------
Increase in total assets                                                                        140.8               464.6
As restated                                                                                   3,961.9             6,828.3
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     145

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

TOTAL LIABILITIES:

                                                                                 AT 31 DECEMBER            AT 31 DECEMBER
                                                                                        2002(1)                   2001(2)
                                                                                    (UNAUDITED)                (RESTATED)
                                                                                             $M                        $M
--------------------------------------------------------------------------------------------------------------------------
Prior to restatement                                                                   2,992.4                    3,079.8
                                                                                ------------------------------------------
Changes in:
Long term and convertible debt                                                           390.2                      549.6
Other liabilities                                                                       (247.6)(6)                     --
                                                                                ------------------------------------------
Increase in total liabilities                                                            142.6                      549.6
As restated                                                                            3,135.0                    3,629.4
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

                                                                                    2002(1)                   2001(2)
                                                                                (UNAUDITED)                (RESTATED)
                                                                                         $M                        $M
-----------------------------------------------------------------------------------------------------------------------
Prior to restatement                                                                  197.2                     542.6
                                                                             ------------------------------------------
Restatement adjustments                                                               (48.9)(10)                (18.9)(11)
                                                                             ------------------------------------------
As restated                                                                           148.3                     523.7
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

                                                                                     2002(1)                  2001(2)
                                                                                 (UNAUDITED)               (RESTATED)
                                                                                          $M                       $M
-----------------------------------------------------------------------------------------------------------------------
Prior to restatement                                                                  (244.2)                  (864.0)
                                                                             ------------------------------------------
Restatement adjustments                                                                181.1(12)               (504.2)(13)
                                                                             ------------------------------------------
As restated                                                                            (63.1)                (1,368.2)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

                                                                                    2002(1)                   2001(2)
                                                                                (UNAUDITED)                (RESTATED)
                                                                                         $M                        $M
-----------------------------------------------------------------------------------------------------------------------
Prior to restatement                                                                (531.7)                   1,092.1
                                                                            ------------------------------------------
Restatement adjustments                                                             (150.2)(14)                 550.0(15)
                                                                            ------------------------------------------
As restated                                                                         (681.9)                   1,642.1
-----------------------------------------------------------------------------------------------------------------------

(1) Reflects the impact of consolidating EPIL III for 2002, and of consolidating Shelly Bay from 29 June 2002 through 30 September 2002, on Elan's U.S. GAAP unaudited financial results for fiscal year ended 31 December 2002.

(2) Reflects the impact of consolidating EPIL III from 15 March 2001, the date of its establishment, on Elan's U.S. GAAP financial results for 2001, which were contained in Elan's Annual Report and Form 20-F for 2001.

(3) Primarily reflects interest expense on the EPIL III notes of $37.2 million, less interest income on the financial assets held by EPIL III of $9.4 million.

(4) Primarily reflects the reversal of a previously recorded gain arising on the sale of investments by Elan to EPIL III of $40.5 million and interest expense on the EPIL III notes of $35.4 million, less interest income on the financial assets held by EPIL III of $15.8 million.

(5)  Reflects impairment charges on financial assets held by EPIL III.

(6) Represents the reversal of a previously recorded provision for the guarantee issued by Elan to the noteholders of EPIL III.

--------------------------------------------------------------------------------
146

--------------------------------------------------------------------------------

(7) Represents the cumulative impact of the difference in net loss on retained earnings of $(3.7) million, together with a mark to market adjustment on common stock held by EPIL III of $1.9 million.

(8) Represents the impact of the difference in net income on retained earnings of $(73.9) million, together with a mark to market adjustment on common stock held by EPIL III of $(11.1) million.

(9)  Reflects transaction costs related to the issuance of the EPIL III notes.

(10) Primarily reflects interest paid on the EPIL III notes of $46.6 million.

(11) Primarily reflects interest paid on the EPIL III notes of $25.9 million and an inflow of $6.0 million from the reclassification of the transaction costs to cash flows from investing activities.

(12) Reflects the reclassification of the payment under the guarantee related to Shelly Bay of $141.6 million, the maturity of cash placed in short-term money market instruments of $30.2 million and the proceeds of the sale of investments by Shelly Bay of $9.3 million.

(13) Primarily reflects the reversal of previously recorded investing cash inflows of $454.3 million from the sale of investments by Elan to EPIL III and the placing of cash of $43.9 million in short-term money market instruments.

(14) Primarily reflects the repayment of EPIL III's Series A Guaranteed Notes in June 2002 of $160.0 million.

(15) Reflects a financing cash inflow of $550.0 million from the issuance of the EPIL III Notes.


DIFFERENCES BETWEEN IRISH AND U.S. ACCOUNTING PRINCIPLES


U.S. GAAP income statement data, comprehensive income statement data, balance sheet data and cash flow data have been provided on pages 161 to 163 for the benefit of U.S. investors. These incorporate the restatement described above for EPIL III.

The financial statements of Elan have been prepared in accordance with Irish GAAP, which differ in certain significant respects from U.S. GAAP. The presentation of information also differs. For example, exceptional items are separately disclosed within their statutory classifications under Irish GAAP, while U.S. GAAP does not provide for the characterisation of items as exceptional. The material differences as they apply to Elan's financial statements are as follows:

A    BUSINESS COMBINATIONS

1. Dura: On 9 November 2000, Elan completed a merger with Dura. At the time of this merger, Irish and U.S. GAAP had different criteria for establishing the method of accounting required for business combinations.

o Under U.S. GAAP, the merger with Dura required the application of the pooling of interests method of accounting. The assets and liabilities of Dura and Elan were combined and carried forward to the merged enterprise at their pre-combination recorded amounts. Therefore, under U.S. GAAP, no goodwill arose from the merger of Dura and Elan. The income statements of Dura and Elan for 2000 and prior years were combined and reported as income statements of the merged enterprise. The costs of the transaction were expensed.

o Under Irish GAAP, the acquisition of Dura by Elan was accounted for using acquisition accounting. The cost of the investment in Dura was calculated based on the fair value of the shares issued, together with the related transaction costs. The assets and liabilities of Dura were recorded based on their fair values at the date of acquisition. The difference between the cost of the investment and the fair value of the assets and liabilities of Dura was recorded as goodwill. Until 1 October 2002, this goodwill was being amortised over twenty years. This estimated useful life was reduced to 10 years effective 1 October 2002. Pre-acquisition results for both companies were not combined. The profit and loss accounts have been consolidated for the post-acquisition period only.

The differences in accounting for the Dura transaction between Irish and U.S. GAAP resulted in the following reconciling items:


o A goodwill amortisation expense arose under Irish GAAP. The goodwill amortisation expense for 2002, 2001 and 2000 was $68.9 million, $55.2 million and $9.6 million, respectively. Accumulated goodwill amortisation at 31 December 2002 amounted to $133.7 million. No goodwill amortisation expense arose under U.S. GAAP;

o In accordance with FRS 11, Elan performed an impairment review of the goodwill arising from the acquisition of Dura under Irish GAAP. This review was undertaken at 31 December 2002. As a result of this review, Elan recorded an impairment charge of $854.9 million for 2002, reducing the carrying value of the Dura goodwill to $123.1 million (net of accumulated goodwill amortisation of $133.7 million) at 31 December 2002. For a more detailed description of this impairment, please refer to Note 3 to the Consolidated Financial Statements. Under U.S. GAAP, no goodwill arose from the merger of Dura and Elan;

o The exclusion of pre-acquisition profits and losses under Irish GAAP compared to the combination of historic income statements under U.S. GAAP resulted in a reconciling item of $0.4 million between Irish and U.S. GAAP net income/(loss) for 2001, being losses on managed funds recorded by Dura in 2001 which related to pre-acquisition balances. The exclusion of pre-acquisition profits and losses under Irish GAAP compared to the combination of historic income statements under U.S. GAAP resulted in a reconciling item of $32.8 million between Irish and U.S. GAAP net income/(loss) for 2000;


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     147

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

o The expensing of transaction costs in 2000 under U.S. GAAP resulted in a reconciling item of $35.1 million between Irish and U.S. GAAP net income/(loss) for 2000;

o A portion of outstanding Dura debt was repaid in December 2000 under a change of control clause. On the date of acquisition, Dura had $2.7 million in unamortised financing costs relating to this debt. This represented a fair value adjustment under Irish GAAP and it increased goodwill by $2.7 million. Under U.S. GAAP, the $2.7 million was expensed in the income statement for 2000;

o Goodwill arising under Irish GAAP, on the acquisition of Dura, resulted in a reconciling difference to shareholders' equity of $256.8 million at 31 December 2002 (2001: $1,111.7 million). In addition, the accumulated Irish GAAP goodwill amortisation expense at 31 December 2002 of $133.7 million does not arise under U.S. GAAP.

o Under Irish GAAP, FRS 7, "Fair Values in Acquisition Accounting", requires that any adjustments to the provisional fair values allocated at the date of acquisition should be incorporated in the financial statements for the first full financial year following the acquisition. This resulted in a balance sheet reallocation of $52.9 million in 2001 relating to the finalisation of the fair values of product intangibles. This did not arise under U.S. GAAP, as pooling of interests accounting did not result in such adjustments to fair value; and

o Dura deferred tax assets with a pre-acquisition basic value of $18.4 million were eliminated as a fair value adjustment under Irish GAAP. Under U.S. GAAP, this amount was expensed in the combined income statement prior to 2000. No reconciling difference to either net income/(loss) or shareholders' equity arises from this item.

2. Other business combinations: Under Irish and U.S. GAAP, all of Elan's acquisitions, except for Dura, were accounted for using acquisition (purchase) accounting.

Under acquisition accounting, Irish and U.S. GAAP require the fair value of the purchase consideration to be allocated to the net assets acquired based on their fair values on the date of acquisition. The difference between the fair value of the purchase consideration and the fair value of the net assets acquired is goodwill. Under U.S. GAAP, the fair value of equity securities issued to effect a purchase business combination is determined based on the market price of the equity securities over a reasonable period of time before and after the proposed transaction is announced. Under Irish GAAP, the fair value of shares issued is determined based on the market price of these shares at the acquisition date. There were no material differences between the fair value of shares issued by Elan to effect purchase business combinations under Irish and U.S. GAAP for the periods presented.

Under U.S. GAAP, the fair values of acquired IPR&D assets were expensed immediately in the income statement. The amounts were capitalised and treated as either goodwill or acquired IP under Irish GAAP. IPR&D expenses were $Nil for 2002 and 2001, and $246.0 million for 2000. The difference in shareholders' equity between Irish and U.S. GAAP, arising from the expensing of IPR&D, under U.S. GAAP, was $2,121.1 million at 31 December 2002 (2001: $2,121.1 million). Under Irish GAAP, Elan has subsequently incurred impairment charges to such goodwill and acquired IP. As these amounts were previously expensed as IPR&D, under U.S. GAAP, such impairment charges have resulted in reconciling differences between Irish and U.S. GAAP net income/(loss). These impairment charges were $249.6 million, $785.2 million and $Nil for 2002, 2001 and 2000, respectively. This resulted in a difference in shareholders' equity between Irish and U.S. GAAP of $1,034.8 million at 31 December 2002 (2001: $785.2 million). For additional information regarding intangible assets, please refer to Notes 3 and 11 to the Consolidated Financial Statements.

Under Irish GAAP, prior to 31 December 1998, goodwill arising on acquisitions was immediately written-off to shareholders' equity. Since 1998, in accordance with FRS 10, "Goodwill and Intangible Assets", goodwill is no longer written-off immediately to shareholders' equity but is capitalised and amortised over its useful life. The difference in shareholders' equity between Irish and U.S. GAAP, arising from goodwill previously written-off immediately against reserves, was $574.3 million at 31 December 2002 (2001: $574.3 million).

Under U.S. GAAP, Elan adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), effective 1 January 2002. Prior to this date, intangible assets, including goodwill, were amortised over their estimated useful lives. SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives are no longer amortised but instead tested for impairment at least annually. The difference in net loss between Irish and U.S. GAAP, arising from the amortisation of intangible assets (mainly goodwill and acquired
IP) in 2002 was $113.9 million, of which $68.9 million related to Dura.

There are differences between Irish and U.S. GAAP in the manner by which the carrying value of goodwill is allocated for purposes of calculating the profit or loss upon a disposal of a business. Under Irish GAAP, the carrying value of goodwill is allocated based on the relative fair value of the business being disposed of to the total fair value of the acquisition. This is based on relative fair values on the date of acquisition. Under U.S. GAAP, SFAS No. 142 requires that the allocation is determined based on the relative fair value of the business being disposed of to the fair value of that component of the reporting unit being retained. This is based on relative fair values on the date of disposal. During 2002, Elan disposed of Abelcet which had been acquired through the acquisition of Liposome. Abelcet formed part of the Core Elan reporting unit.


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Under Irish GAAP, goodwill of $119.0 million was expensed arising from the sale of the Abelcet business in 2002. Under U.S. GAAP, goodwill of $19.0 million was expensed arising from the sale of the Abelcet business in 2002. This resulted in a reconciling difference of $100.0 million between Irish and U.S. GAAP net loss for 2002.


B    IMPAIRMENT OF GOODWILL/ACQUIRED IP

Under Irish GAAP, FRS 11 requires that intangible assets are reviewed for impairment if there is an indication that a reduction in value may have occurred. As described in Notes 3 and 11 to the Consolidated Financial Statements, Elan recorded impairment charges to goodwill and acquired IP of $337.9 million in 2002. These amounts are in addition to the charge of $854.9 million also recorded in 2002, for the impairment to the carrying value of the goodwill arising from the acquisition of Dura. Under U.S. GAAP, $88.3 million of the $337.9 million was also expensed in 2002. Under U.S. GAAP, the remaining $249.6 million of the $337.9 million was expensed as IPR&D prior to 2002. Hence this amount was a reconciling difference between Irish and U.S. GAAP net loss for 2002.

The total impairment charges to acquired IP were $785.2 million under Irish GAAP for 2001. Under U.S. GAAP, all of this amount was expensed as IPR&D prior to 2001. Hence this amount was a reconciling difference between Irish and U.S. GAAP net income/(loss) for 2001.


C    IMPAIRMENT OF OTHER INTANGIBLE ASSETS

Under U.S. GAAP for 2002, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") and prior periods (under SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), intangibles are assessed for impairment based on undiscounted cash flows. If the estimated future non-discounted cash flows indicate that an impairment had arisen, the amount of the impairment was then measured using projected future discounted cash flows. Under Irish GAAP, the carrying value of an intangible asset is compared to its discounted cash flows for purposes of assessing whether an impairment has arisen.

In 2001, Elan recorded an impairment charge of $44.4 million on Myambutol under Irish GAAP, as the estimated future discounted cash flows were less than the carrying value for this intangible. Under U.S. GAAP, no impairment charge arose in 2001 as the estimated future undiscounted cash flows were greater than the carrying value for this intangible.

In 2002, Elan recorded an impairment charge of $44.4 million on Myambutol under U.S. GAAP, as the projected future cash flows had decreased such that the estimated future undiscounted cash flows were less than the carrying value for this intangible asset. As discussed above, Elan had recorded an equivalent impairment charge in 2001 under Irish GAAP.


D    ACCOUNTING FOR DERIVATIVES

Under Irish GAAP, Elan marks free-standing derivative instruments to market at each balance sheet date and the resulting gains and losses are recognised in the profit and loss account. The carrying values of derivative financial instruments are generally reported within current assets or other current liabilities.

Under U.S. GAAP, SFAS No. 133 became effective in 2001. SFAS No. 133 requires that derivatives are recognised as either assets or liabilities and measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The definition of a derivative instrument is significantly broader under U.S. GAAP than under Irish GAAP. This gives rise to a reconciling difference, as certain financial assets and liabilities are accounted for as derivative instruments under U.S. GAAP and are not accounted for as derivative instruments under Irish GAAP. The adoption of SFAS No. 133 in 2001 had a cumulative after tax income impact under U.S. GAAP of $7.8 million relating to embedded derivatives and free-standing warrants. The fair value of these derivative instruments at 31 December 2002 was $34.9 million (2001: $52.9 million).

The difference in net (loss)/income between Irish and U.S. GAAP arising from the accounting for derivatives amounted to $(4.4) million, $3.8 million and $Nil for 2002, 2001 and 2000, respectively, resulting in a reconciling difference to shareholders' equity of $7.2 million (2001: $11.6 million).

In 2002 and 2001, Elan exercised its option to convert debt in Ligand into common shares of Ligand. Under Irish GAAP, gains of $10.1 million and $17.7 million were recognised for 2002 and 2001 in the profit and loss account representing the excess in the value of the


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     149

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

equity financial instrument received over the carrying value of the convertible debt. Since 1 January 2001, under U.S. GAAP, Elan has accounted for the convertible debt in Ligand in accordance with the requirements of SFAS No. 133, as the conversion option constituted an embedded derivative. As such, changes in fair value of $3.2 million and $20.7 million were recorded as income during 2002 and 2001, respectively. The cumulative catch up adjustment for the implementation of SFAS No. 133, recorded at 1 January 2001, included a cumulative gain of $3.9 million with respect to Ligand convertible debt.


E    ACQUIRED PRODUCT RIGHTS AND FINANCE CHARGES

Under Irish GAAP, contingent and potential acquisition payments which are likely to be made in the future are recognised as creditors. Such contingent payments on product acquisitions and alliances are capitalised and recorded as creditors on a time discounted basis. A corresponding finance charge is recorded annually in the profit and loss account. Under U.S. GAAP, such payments are not recognised in the financial statements until the related contingencies are resolved. This resulted in a difference between Irish GAAP and U.S. GAAP net
(loss)/income of $19.2 million, $34.6 million and $Nil for 2002, 2001 and 2000, respectively, consisting of finance and amortisation charges. The difference in shareholders' equity between Irish and U.S. GAAP was $53.8 million at 31 December 2002 (2001: $34.6 million).


F    REVENUE RECOGNITION

Contract revenue, including research revenues and licence fees, arises from contracts related to research and development activities on behalf of clients and/or technology licensing and business ventures. Under Irish GAAP, non-refundable up-front licence fee revenue is recognised when earned and when the licensor has no future legal obligation pursuant to the licence fee. Refundable licence fees are treated as deferred revenue until such time as they are no longer refundable.

Under U.S. GAAP, the accounting treatment adopted by Elan for non-refundable up-front licence fees was similar to Irish GAAP prior to 2000. In December 1999, the SEC issued SAB 101. SAB 101 provides guidance on revenue recognition and related disclosures in financial statements. SAB 101 generally requires deferral and amortisation of up-front licence fees where there is a continuing involvement with the licensed asset through the provision of research and development services, manufacturing services or other similar activities. SAB 101 also applies to up-front fees other than licence fees. Elan adopted SAB 101 in 2000.

Following the adoption of SAB 101, under U.S. GAAP, Elan defers and amortises up-front licence fees to the income statement over the "performance period". The performance period is the period over which Elan expects to provide services to the licencee. It is determined by the provisions of, and by the facts and circumstances of, the relevant contract. Generally, milestone payments have been treated similarly under both Irish GAAP and U.S. GAAP. They have been recognised when earned and non-refundable, and when Elan has no future legal obligation pursuant to the milestone payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. Elan applies the substantive milestone method in accounting for milestone payments under U.S. GAAP. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognised as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licensing arrangement and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If Elan determines the substantive milestone method is not appropriate, Elan will apply the performance method to the relevant contract under U.S. GAAP. This method recognises as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract. This is subject to the milestone being earned, non-refundable and not subject to future legal obligation.

Elan implemented SAB 101 in the fourth quarter of 2000. For the year ended 31 December 2000, Elan recorded a non-cash charge of $344.0 million under U.S. GAAP for the cumulative effect of this accounting change relating to revenue recognised in periods up to 31 December 1999. The difference in shareholders' equity between Irish and U.S. GAAP, arising from the application of SAB 101 under U.S. GAAP, was $254.3 million at 31 December 2002 (2001: $316.1 million).

The performance period was typically between two and three years for non-refundable up-front license fees received by Elan from business ventures pursuant to Elan's business venture programme. The performance period was determined by the facts and circumstances and could have been shorter or longer in duration than the typical two to three year period. Under U.S. GAAP, Elan recognised $203.8 million, $255.0 million and $197.2 million in licence fee revenue from business ventures in 2002, 2001 and 2000, respectively.


--------------------------------------------------------------------------------
150

--------------------------------------------------------------------------------

Total contract revenue recognised under Irish GAAP was $128.5 million, $333.7 million and $476.4 million in 2002, 2001 and 2000, respectively. Under U.S. GAAP, Elan recognised $353.9 million, $430.2 million and $474.8 million of contract revenue in 2002, 2001 and 2000, respectively, comprising amortised licence fee revenue of $234.7 million, $287.2 million and $306.2 million, respectively. Of these amounts, $45.2 million, $88.6 million and $155.4 million of the revenue in 2002, 2001 and 2000, respectively, were included as part of the SAB 101 cumulative adjustment.

Under Irish GAAP, revenue from the sale of product rights and related inventory is recognised when earned and non-refundable. The same accounting is generally applicable under U.S. GAAP. However, in certain circumstances, such as when Elan manufactures the product, deferral and amortisation of such revenue may be appropriate. Elan has deferred and is amortising the revenue received on the disposal of certain products, principally Avinza, Actiq and nifedipine during 2002. Elan manufactures Avinza and nifedipine. The amounts of deferred revenue under U.S. GAAP for Avinza, Actiq and nifedipine are $96.7 million, $12.7 million and $40.5 million, respectively, at 31 December 2002. Elan recognised $37.6 million of product revenue under U.S. GAAP from these products in 2002. The deferred revenue on Actiq was fully amortised in the first quarter of 2003. Elan continues to manufacture Avinza and nifedipine and is amortising these deferred revenue balances over 4 and 5 years, respectively. Under Irish GAAP, Elan recognised $154.7 million of product revenue from these product disposals.

Total revenue under U.S. GAAP was higher than Irish GAAP by $122.1 million and $121.8 million for 2002 and 2001, respectively.

This difference in revenue mainly arose due to:

o $61.8 million and $98.6 million for 2002 and 2001, respectively, relates to the application of SAB 101 under U.S. GAAP. SAB 101 does not apply under Irish GAAP;

o $1.6 million and $19.7 million for 2002 and 2001, respectively, relates to the differences in the application of the equity method of accounting between Irish and U.S. GAAP; and

o $58.7 million for 2002 relates to differences in the carrying value of intangibles assets disposed. The revenue on products disposed of is based on the consideration received less the carrying value of the intangible asset.

The following table shows these reconciling differences in revenue between Irish and U.S. GAAP.


                                                                                           2002                  2001
                                                                                             $M                    $M
-----------------------------------------------------------------------------------------------------------------------
Irish GAAP revenue                                                                    1,333.0                 1,740.7
Difference                                                                              122.1                   121.8
                                                                             ------------------------------------------
U.S. GAAP revenue                                                                     1,455.1                 1,862.5
Difference analysed as:
Product revenue                                                                        (103.3)                   25.3
Contract revenue                                                                        225.4                    96.5
                                                                             ------------------------------------------
Total Difference                                                                        122.1                   121.8
                                                                             ------------------------------------------
MAIN COMPOSITION OF DIFFERENCE
Impact of SAB 101 on revenue                                                             61.8                    98.6
Impact of equity accounting on revenue                                                    1.6                    19.7
Impact of intangibles on revenue                                                         58.7                     --
-----------------------------------------------------------------------------------------------------------------------

G    NON-CONSOLIDATED SUBSIDIARIES (EPIL / EPIL II)

Under Irish GAAP, EPIL and EPIL II have been consolidated as subsidiaries of Elan. Elan owns 100% of the equity in the companies. The individual investments held by EPIL and EPIL II have remained on Elan's balance sheet and the related loan notes of each of the companies have been included as a liability. Elan expensed the related interest charge in the profit and loss account.

Under U.S. GAAP, EPIL II has not been consolidated as a subsidiary of Elan. EPIL has been consolidated as a subsidiary of Elan under U.S. GAAP from March 2001 when control of EPIL reverted to Elan. Prior to this date, it was not consolidated. EPIL (prior to March 2001) and EPIL II qualify as special purpose entities within the meaning of SFAS No. 125, as grandfathered under SFAS No. 140, as Elan has effected a true legal sale of the investments and has not retained control over such assets. Accordingly, the transfer of investments to EPIL (prior


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NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

to March 2001) and EPIL II was treated as a sale of the assets at fair value under U.S. GAAP and the related loan notes have not been included as a liability. Elan has not expensed the related interest charge in the income statement.

EPIL's qualifying special purpose entity status was established in June 1999. EPIL issued $350.0 million of loan notes with a maturity date of June 2002. EPIL II's qualifying special purpose entity status was established in June 2000. EPIL II issued $450.0 million of loan notes with a maturity date of June 2004. In March 2001, pursuant to an exchange offer and consent solicitation, EPIL III offered to exchange its Series A Guaranteed Notes and Series B Guaranteed Notes for all the loan notes previously issued by EPIL in June 1999. The consent solicitation requested consents from the holders of EPIL's loan notes to amend the agreements under which these notes were issued. These amendments removed restrictions on EPIL, including those relating to entering into transactions with affiliates, merging, changing its business, amending its charter documents, selling assets or making investments. The acceptance of the exchange offer and consent solicitation by all of EPIL's note holders caused control of EPIL to revert to Elan. Effectively upon closing of the exchange offer and consent solicitation, EPIL's qualifying status terminated and EPIL was consolidated by Elan under U.S. GAAP.

Elan holds a retained interest in EPIL II through its ownership of the retained beneficial interest (100% of the common stock). The retained beneficial interest entitles Elan to any residual proceeds in EPIL II after repayment of the EPIL II Notes. Pursuant to the Stock Pledge Agreement, Elan has pledged the common stock in EPIL II to the noteholders of EPIL II. The holders of the loan notes have control of key voting rights, such as the right to approve the appointment of directors of EPIL II and the right to approve amendments to the Memorandum of Association and By-Laws of EPIL II. The board of directors of EPIL II is independent of Elan and is comprised of a majority of independent directors and one director appointed by Elan. EPIL II may dispose of financial assets upon maturity of its loan notes. Upon the maturity of the loan notes due 2004, if there are more than sufficient financial assets to repay the loan notes, the organisational documents of EPIL II do not contain provisions concerning the selection of financial assets, or the amount of financial assets, to be disposed of. In this situation, any decision as to which assets to dispose of would be made by the board of directors of EPIL II. When the loan notes of EPIL II are repaid, the Stock Pledge Agreement terminates and Elan is entitled to the residual proceeds, if any, through ownership of the common stock in EPIL II. Elan does not have a call option or similar unilateral legal right over the transferred investments. Elan has provided a direct guarantee to the holders of the loan notes of EPIL II for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan guarantee.

Elan's accounting policy is to allocate the previous carrying amount of the financial assets transferred, between the financial assets transferred and the retained interest based on their relative fair values on the date of transfer. The fair value of a retained interest, both for initial and subsequent measurement, is calculated as the fair value of the qualifying special purpose entity's assets less the fair value of its liabilities. For disclosure purposes, the fair value of the assets of EPIL II is estimated using established financial methodologies, including quoted market prices, where available, and takes into account the time value of money. The fair value of investments in private entities and non-traded securities of public entities is typically measured by valuation methodologies such as option-pricing models and valuations achieved in recent private placements by the investee. The key assumptions used in measuring the fair value of Elan's retained interest in EPIL II are common stock prices for equity-based assets and the discount rate used for debt-based assets. The fair value of the liabilities of EPIL II is measured as the total amount outstanding under its loan notes, including accrued but unpaid interest (if any), and takes into account the time value of money. The fair value of the guarantee was measured as de minimis on the transfer date. The guarantee has subsequently been accounted for, under U.S. GAAP, as a loss contingency in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies". This requires that Elan record a charge under the guarantee if it is probable that a payment will be made under the guarantee to the EPIL II noteholders.

Elan's retained interest in EPIL II had a fair value of $Nil on the transfer date. Elan is carrying the common stock of EPIL II at cost, as it does not qualify as a debt security or a debt-like security as defined in SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

On 31 December 2002, the estimated fair value of Elan's retained interest in EPIL II was $Nil. Elan has guaranteed the debt of EPIL II, to the extent that the investments held by it are insufficient to repay the debt when it falls due in 2004. At 31 December 2002, Elan had recorded a provision of $295.4 million under U.S. GAAP in respect of this guarantee. An adverse change of 10% (20%) in the common stock prices used to estimate the fair value of equity-based assets held by EPIL II would result in a decline of $4.3 million ($8.5 million) in the estimated fair value of the investment portfolio of EPIL II. An adverse change of 10% (20%) in the annual discount rate used to estimate the fair value of debt-based assets held by EPIL II would result in a decline of $3.8 million ($7.1 million) in the estimated fair value of the investment portfolio of EPIL II.

The sensitivities outlined above regarding the fair value of Elan's retained interest in EPIL II are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in an assumption generally cannot be extrapolated


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152

--------------------------------------------------------------------------------

because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the sensitivities outlined above, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities. For example, increases in market interest rates may result in declines in market common stock prices.

Elan provides services such as bookkeeping and administration, monitoring, administering compliance with applicable laws and regulations and custodian service to EPIL II. Such services are for the benefit of EPIL II. All compensation paid to Elan represents an arms-length price for those services. In 2002, Elan received a fee of $Nil (2001: $0.2 million, 2000: $0.7 million) and $0.8 million (2001: $0.8 million, 2000: $0.4 million) for providing these services to EPIL and EPIL II, respectively.

Net loss under U.S. GAAP was higher by $154.8 million in 2002 and net income was higher by $90.9 million and $38.9 million for 2001 and 2000, respectively, than under Irish GAAP. The differences between U.S. and Irish GAAP due to EPIL and EPIL II are as follows:


                                                        NET (LOSS)/INCOME                   SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------
                                                                                       AT 31 DECEMBER    AT 31 DECEMBER
                                                      2002        2001        2000               2002              2001
                                                        $M          $M          $M                 $M                $M
-----------------------------------------------------------------------------------------------------------------------
IMPACT OF:
EPIL                                                 (78.9)        49.8        (1.1)            (19.1)            59.8
EPIL II                                              (75.9)        41.1        40.0               5.2             81.1
-----------------------------------------------------------------------------------------------------------------------
                                                    (154.8)        90.9        38.9             (13.9)           140.9
-----------------------------------------------------------------------------------------------------------------------

These net reconciling differences between Irish and U.S. GAAP arose mainly due to profits on disposals, interest charges and impairment charges.

There was no gain or loss to Elan arising from the disposal of investments to EPIL in 1999. Under U.S. GAAP, there was a gain of $39.2 million to Elan arising from the disposal of investments to EPIL II in June 2000. No gain or loss was recognised upon the termination of EPIL's qualifying special purpose entity status in March 2001. Under Irish GAAP, as these are consolidated subsidiaries, such gains are not included in Elan's profit and loss account.

Under Irish GAAP, the interest charges recorded for the EPIL and EPIL II loan notes were $43.0 million, $49.1 million and $51.6 million for 2002, 2001 and 2000, respectively. Under U.S. GAAP, such charges are not recorded in Elan's income statement.


H    ASSOCIATE ACCOUNTING

The difference between Irish and U.S. GAAP net (loss)/income arising from differences in the application of the equity method of accounting, was $(3.8) million, $13.0 million and $Nil for 2002, 2001 and 2000, respectively.

Most of the difference arises on the accounting for Elan's investment in Amarin. Under U.S. GAAP, Elan's investment in Amarin was accounted for using the equity method in 2002 based on the percentage of voting equity shares held by the Group. Under Irish GAAP, the investment was accounted for using the equity method in 2002 based on the percentage of stock held on a fully diluted basis including non-voting convertible preference shares. This resulted in a reconciling item to the net (loss)/income of $(3.8) million between U.S. and Irish GAAP in 2002 (2001: $11.0 million).

Under U.S. GAAP, certain investments of Elan were accounted for under the equity method of accounting and treated as associates. Under Irish GAAP, these investments were accounted for under the cost method. These investments were written-off for the purpose of Irish GAAP in 2001 resulting in a reconciling item to the net (loss)/income of $Nil (2001: $2.0 million) due to the different cost basis of the investments.


I    STOCK OPTION COMPENSATION

Elan grants options to employees under its stock option plans. These options are granted at fixed exercise prices equal to the market value on the date of grant. Under Irish GAAP, no compensation cost has been accrued for options awarded to employees as the exercise price has been set equal to the market value on the date of grant.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     153

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Under U.S. GAAP, Elan applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issues to Employees" ("APB 25"). In accordance with APB 25, no compensation cost was initially recognised for stock options granted, as they have been granted to employees at market value and at a fixed exercise price. In accordance with Financial Accounting Standards Board ("FASB") Financial Interpretation No. 44 (FIN No. 44), "Accounting for Certain Transactions Involving Stock Compensation", a compensation expense has been recognised under U.S. GAAP where the original terms of a stock option award were modified. Such modifications result in the fair value of the options being recognised as a compensation expense over any remaining service period. Elan recognised a compensation expense of $0.1 million, $0.2 million and $31.8 million in 2002, 2001 and 2000, respectively, arising from modifications. The modifications included option acceleration upon severance of employees and a change of status from employees to non-employees. Under Irish GAAP, no compensation expense arose as a result of such modifications.

Under Irish GAAP, no compensation expense arises as a result of grants to non-employees. Under U.S. GAAP, options granted to non-employees have been valued at fair value and the related compensation expense is being amortised over the life of the option. Elan recognised a compensation expense of $Nil, $0.3 million and $Nil in 2002, 2001 and 2000, respectively, arising from options granted to non-employees.


J    PENSIONS

The main differences between Irish and U.S. GAAP in accounting for pension costs are:

o Under Irish GAAP, plan assets are valued on the basis of a discounted present value of expected future income. U.S. GAAP requires that plan assets are valued by reference to their market value.

o Under Irish GAAP, pension costs in connection with defined benefit plans are assessed in accordance with the advice of independent actuaries using assumptions and methods which produce the actuaries' best estimates of the cost of providing the relevant pension benefits. U.S. GAAP requires the use of the projected unit credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, as adjusted to reflect any unrecognised obligations or assets.

o Under Irish GAAP, the measurement of plan assets and obligations may be based on the most recent actuarial valuation. Under U.S. GAAP, calculations must be made as of the date of the financial statements or a date not more than three months prior to that date.

o Under Irish GAAP, pension credits are not recognised in the financial statements unless a refund of, or reduction in, contributions is likely. Under U.S. GAAP, a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees.

The reconciling difference for net (loss)/income between Irish and U.S. GAAP was $2.2 million, $1.1 million and $0.9 million for 2002, 2001 and 2000, respectively. The reconciling difference to shareholders' equity, includes prepaid pension assets of $7.9 million, offset by $9.8 million in 2002 in respect of the shortfall between the unfunded accumulated benefit obligation and the unrecognised prior service cost and the prepaid benefit cost. Under Irish GAAP, Elan has accounted for pensions in accordance with SSAP 24. A new accounting standard, FRS 17, was issued in 2001 dealing with retirement benefits. This is not mandatory until 2005. Prior to this, phased transitional disclosures are required, which are detailed in Note 28 to the Consolidated Financial Statements. The standard introduces changes to the accounting for defined benefit schemes, the basic requirements of which are: pension scheme assets are measured using fair values; pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond; and full actuarial valuations should be obtained at intervals not exceeding three years. There is also a requirement that these valuations should be updated at each balance sheet date.


K    FINANCIAL FIXED ASSETS

Under Irish GAAP, non-current financial fixed assets are recorded at cost less provision for permanent impairment in value. Under U.S. GAAP, in accordance with SFAS No. 115 certain financial fixed assets were classified as available for sale and reported at fair value and the unrealised gains and losses were excluded from earnings and reported as a separate component of comprehensive income (net of tax). The difference in shareholders' equity between Irish and U.S. GAAP, arising from differences in the accounting treatment for financial fixed assets, was $21.0 million at 31 December 2002 (2001: $41.6 million).


L    CONSOLIDATED CASH FLOW DATA

In accordance with Irish GAAP, Elan complies with FRS No. 1, "Cash Flow Statements" ("FRS 1"). Its objective and principles are similar to those set out in SFAS No. 95, "Statement of Cash Flows" ("SFAS No. 95"). The principal difference between the standards is in respect of classification. Under FRS 1, the Group has presented its cash flows for (a) operating activities; (b) returns on investments and servicing of


--------------------------------------------------------------------------------
154

--------------------------------------------------------------------------------

finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity, (a) operating; (b) investing; and
(c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS No. 95. In addition, under FRS 1, cash and liquid resources include short term borrowings repayable on demand. SFAS No. 95 requires movements in such borrowings to be included in financing activities.

For the purposes of cash flows under U.S. GAAP, the Group considers all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Under Irish GAAP, cash represents cash held at bank available on demand offset by bank overdrafts. Liquid resources comprise bank fixed deposits with maturities of greater than one day.

The reconciling difference between Irish GAAP cash and liquid resources and U.S. GAAP cash and cash equivalents is included on page 164. Cash balances held by EPIL (prior to March 2001) and EPIL II have been included in cash and liquid resources under Irish GAAP as these entities have been consolidated under Irish GAAP. As the entities have not been consolidated subsidiaries under U.S. GAAP, their cash balances have not been included in cash and cash equivalents under U.S. GAAP. In 2002, under U.S. GAAP, there were marketable investments of $22.7 million (2001: $134.1 million) whose maturity was greater than three months. These were treated as liquid resources under Irish GAAP as they were readily convertible into cash and were traded in an active market.


M    NEW ACCOUNTING STANDARDS (U.S. GAAP)

Adopted

In July 2001, the FASB issued SFAS No. 142, which revises the accounting for purchased goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after 15 December 2001, with earlier adoption permitted. Elan adopted SFAS No. 142 effective 1 January 2002. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are no longer amortised, but instead tested for impairment at least annually. Accordingly, Elan has ceased amortisation of all goodwill as of 1 January 2002. The goodwill amortisation charge, under U.S. GAAP, was $30.0 million and $20.0 million for 2001 and 2000, respectively. Under U.S. GAAP Elan does not have any intangible assets, other than goodwill, with indefinite lives. Existing intangible assets with finite lives, primarily patents and trademarks, continue to be amortised on a straight-line basis over their useful lives. Elan has not estimated aggregate amortisation expense for each of the five succeeding fiscal years due to its inability to make a meaningful estimate as a result of the continuing implementation of the Group's recovery plan.

SFAS No. 142 requires an annual two step impairment test for goodwill. The first step is to identify reporting units within the Group and compare the carrying amount of the reporting unit's assets, including goodwill, to the fair value of the reporting unit. A second step is required if the carrying amount of the reporting unit's assets, including goodwill, exceeds its fair value. The second step requires that the fair value of the reporting unit be allocated to each asset and liability based on the fair value of the individual assets or liabilities, with any unallocated fair value being implied goodwill. The impairment loss is the amount by which the carrying value of goodwill exceeds the implied goodwill.

Upon adoption of SFAS No. 142 on 1 January 2002, Elan performed its initial amendment of goodwill and determined that no impairment charge arose. On 31 July 2002, Elan announced a recovery plan to restructure its businesses, assets and balance sheet. Elan reorganised into two primary business units: Core Elan and Elan Enterprises. SFAS No. 142 also requires goodwill impairment tests to be performed between annual tests in certain circumstances. Elan tested goodwill for impairment at 30 September 2002 and determined that an impairment charge to goodwill of $54.7 million had arisen. Elan performed a goodwill impairment test at 31 December 2002 and determined that an impairment charge to goodwill of $26.8 million had arisen. These charges arose due to the impact of the recovery plan, and related to Elan Enterprises. The fair values of Elan's reporting units, as required under the first stage of impairment testing in SFAS No. 142, were calculated using present value techniques. This involved discounting the projected future cash flows of the reporting units at appropriate risk-adjusted discount rates. The U.S. GAAP goodwill balance was $324.8 million at 31 December 2002 (2001: $506.6 million).


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     155

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The following table discloses U.S. GAAP reported net (loss)/income, basic
(loss)/earnings per share and diluted (loss)/earnings per share for 2002, and what these amounts would have been for 2001 and 2000 if goodwill was not amortised for 2001 and 2000:


                                                                                    2002         2001            2000
-----------------------------------------------------------------------------------------------------------------------
                                                                               ($M EXCEPT FOR PER SHARE AMOUNTS)
-----------------------------------------------------------------------------------------------------------------------
Net (loss)/income                                                              (2,362.3)        268.9          (294.5)
Add back: Goodwill amortisation                                                      --          30.0           20.0
                                                                          ---------------------------------------------
Adjusted net (loss)/income                                                     (2,362.3)        298.9          (274.5)
                                                                          ---------------------------------------------
Basic (loss)/earnings per share                                               $   (6.75)       $ 0.80         $ (0.94)
Impact of goodwill amortisation                                                      --        $ 0.09         $  0.06
                                                                          ---------------------------------------------
Adjusted (loss)/earnings per share                                            $   (6.75)       $ 0.89         $ (0.88)
                                                                          ---------------------------------------------
Diluted (loss)/earnings per share                                             $   (6.75)       $ 0.75         $ (0.94)
Impact of goodwill amortisation                                                      --        $ 0.08         $  0.06
                                                                          ---------------------------------------------
Adjusted (loss)/earnings per share                                            $   (6.75)       $ 0.83         $ (0.88)
-----------------------------------------------------------------------------------------------------------------------

In August 2001, the FASB issued SFAS No. 144. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121. This statement is effective for financial statements issued for fiscal years beginning after 15 December 2001. Elan adopted SFAS No. 144 effective 1 January 2002.

Under SFAS No. 144, long-lived assets to be held and used shall be reviewed for impairment using a two step approach. The first step is to assess whether the carrying amount of a long-lived asset is recoverable from its undiscounted cash flows. If the undiscounted cash flows of the long-lived asset are less than its carrying value then the second step is required. The second step requires the recognition of an impairment loss, measured as the difference between the carrying amount and fair value of the asset. For long-lived assets to be disposed of by sale, the statement requires that the long-lived asset be classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortisation). Therefore, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognised before they occur.


To be adopted

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived tangible assets and the associated asset retirement costs. The Statement requires that the fair value of liabilities for asset retirement obligations be recorded in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after 15 June 2002. The Group is continuing to evaluate the impact of SFAS No. 143 on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning 1 January 2003, except for the provisions relating to the amendment of SFAS No. 13, which was adopted for transactions occurring subsequent to 15 May 2002. Elan does not expect that SFAS No. 145 will have a material impact on the financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for the Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which nullifies EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for costs associated with exit or disposal activities first be recognised when the liability is irrevocably incurred rather than at the date of management's commitment to an exit or disposal plan. In addition, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after 31 December 2002. Since SFAS No. 146 applies to future activities that may not yet be envisaged, the impact of the application of SFAS No. 146 cannot be determined in advance.


--------------------------------------------------------------------------------
156

--------------------------------------------------------------------------------

In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this Interpretation are effective for financial statements of interim and annual periods ending after 15 December 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor's fiscal year-end. The Group has adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after 31 December 2002. In accordance with FIN 45, the following table provides the undiscounted amount of maximum potential future payments for each major group of guarantee:


                                                                                                         AT 31 DECEMBER
                                                                                                                   2002
                                                                                                                     $M
-----------------------------------------------------------------------------------------------------------------------
PARENT COMPANY GUARANTEES RELATING TO PRODUCT ACQUISITIONS AND ALLIANCES
 Sonata                                                                                                           294.9
 Pain Portfolio                                                                                                    90.0
PARENT COMPANY GUARANTEES RELATING TO DEBT FACILITIES
 LYONs                                                                                                          1,324.9
 EPIL II Notes                                                                                                    450.0
 EPIL III Notes                                                                                                   390.0
 7.25% Senior Notes                                                                                               650.0
                                                                                                        ---------------
                                                                                                                3,199.8
-----------------------------------------------------------------------------------------------------------------------

Under its strategic alliance with Wyeth, Elan assumed responsibility for the U.S. marketing of Sonata and had the option to acquire the U.S. product rights to Sonata. Elan Corporation, plc had guaranteed all of its subsidiary's commitments under the agreements with Wyeth. At 31 December 2002, the estimated potential payment due in connection with Sonata was $294.9 million, of which $63.7 million was recorded as a liability under U.S. GAAP. The remaining balance of $231.2 million represented the undiscounted amount of potential future payments in respect of Elan's parent company guarantee under the Wyeth agreements. As part of the disposal of Elan's primary care franchise, the product payments related to Sonata were assumed by King.

In September 2001, Elan acquired the Pain Portfolio from Roxane. Elan Corporation, plc has guaranteed all of its subsidiary's commitments under the agreements with Roxane. At 31 December 2002, the potential payment due in connection with the Pain Portfolio was $90.0 million, of which $77.4 million was recorded as a liability under U.S. GAAP. The remaining balance of $12.6 million represents the undiscounted amount of potential future payments in respect of Elan's parent company guarantee under the Roxane agreements.

For additional information regarding Elan's future payments and potential future payments relating to product acquisitions and alliances, please refer to Note 17 to the Consolidated Financial Statements.

Elan Corporation, plc has provided subordinated guarantees to the holders of the LYONs for the repayment of the loan notes. In the event that Elan Finance does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees. For additional information regarding the LYONs, please refer to Note 16 to the Consolidated Financial Statements.

Elan Corporation, plc has provided subordinated guarantees to the holders of the EPIL II Notes and the EPIL III Notes for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II or EPIL III do not meet their obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees.

Elan Corporation, plc has provided guarantees to the holders of the 7.25% Senior Notes for the repayment of the loan notes and the payment of any unpaid interest. In the event that Athena Finance does not meet its obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan Corporation, plc guarantees.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation--Transition and Disclosure--an amendment of SFAS Statement No. 123" ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     157

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ending after 15 December 2002. The enhanced disclosure requirements are effective for periods beginning after 15 December 2002. The Company has not yet decided if it will adopt either of the transition method alternatives of SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which interprets Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("ARB No. 51"). FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities--"VIEs") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after 31 January 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after 15 June 2003, to VIEs in which an enterprise holds a variable interest that it acquired before 1 February 2003. The Group is currently evaluating the impact of adopting FIN 46 on its financial statements. In particular, the Group is considering whether Amarin or any of the Group's business ventures would be variable interest entities. For information on the business ventures and on the Group's relationship with Amarin, please refer to Notes 26 and 27, respectively, to the Consolidated Financial Statements.

In April 2003, the FASB issued SFAS Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends SFAS Statement No. 133, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS No. 149 has multiple effective date provisions depending on the nature of the amendment to SFAS No. 133. The Company is currently evaluating the impact of adopting SFAS No. 149 on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For non-public entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after 15 December 2003. The Company is currently evaluating the impact of adopting SFAS No. 150 on its financial statements.


--------------------------------------------------------------------------------
158

--------------------------------------------------------------------------------

N    FINANCIAL STATEMENT FORMAT

The following is a summary of the material adjustments to net income and shareholders' equity which would be required had the financial statements been prepared in accordance with U.S. GAAP:


(I) NET (LOSS)/INCOME

                                                                                                         2001
                                                                                          2002     (RESTATED)         2000
                                                                                            $M             $M           $M
----------------------------------------------------------------------------------------------------------------------------
Net (loss)/income as stated under Irish GAAP                                         (3,615.1)       (887.2)        342.1
ADJUSTMENTS TO CONFORM TO U.S. GAAP:
Pooling of interests accounting/acquisition accounting for Dura      (a)(1)
 Goodwill amortisation                                                                   68.9          55.2           9.6
 Goodwill impairment                                                                    854.9            --           --
 Pre-acquisition results of Dura                                                           --          (0.4)        32.8
 Merger costs                                                                              --            --        (35.1)
 Fair value financing costs                                                                --            --        ( 2.7)
Purchase accounting                                                  (a)(2)
 Acquired IPR&D                                                                            --            --       (246.0)
 Impairment of goodwill/acquired IP                                    (b)              249.6         785.2           --
 Amortisation of intangible assets                                                       45.0          22.3          7.3
 Other                                                                                     --            --          1.0
 Abelcet business (goodwill)                                         (a)(2)             100.0            --           --
Impairment of Myambutol                                                (c)              (44.4)         44.4           --
Accounting for derivatives                                             (d)               (4.4)          3.8           --
Amortisation of acquired product rights and finance charges            (e)               19.2          34.6           --
Revenue recognition--impact of SAB 101                                 (f)               61.8          98.6        (70.7)
Revenue recognition--write-off of related intangibles                  (f)               58.7            --           --
Non-consolidated subsidiaries                                          (g)             (154.8)         90.9         38.9
Associate accounting                                                   (h)               (3.8)         13.0           --
Loss on disposal of investment in associate undertaking                                    --            --          3.2
Stock option compensation expenses                                     (i)               (0.1)         (0.5)       (31.8)
Pensions and other                                                     (j)                2.2           1.2          0.9
----------------------------------------------------------------------------------------------------------------------------
Net (loss)/income before cumulative effect of accounting change
 as stated under U.S. GAAP                                                           (2,362.3)        261.1         49.5
Cumulative effect of accounting change (net of tax)                  (d)(f)                --           7.8       (344.0)
-----------------------------------------------------------------------------------------------------------------------------
Net (loss)/income as stated under U.S. GAAP                                          (2,362.3)        268.9       (294.5)
-----------------------------------------------------------------------------------------------------------------------------
Basic (loss)/earnings per Ordinary Share under U.S. GAAP before
 cumulative effect of accounting change                                             $   (6.75)       $ 0.78      $  0.16
Cumulative effect of accounting change                                                     --        $ 0.02        (1.10)
---------------------------------------------------------------------------------------------------------------------------
Basic (loss)/earnings per Ordinary Share under U.S. GAAP                            $   (6.75)       $ 0.80      $ (0.94)
---------------------------------------------------------------------------------------------------------------------------
Diluted (loss)/earnings per Ordinary Share under U.S. GAAP before
 cumulative effect of accounting change                                             $   (6.75)       $ 0.73      $  0.15
Cumulative effect of accounting change                                                     --        $ 0.02        (1.09)
---------------------------------------------------------------------------------------------------------------------------
Diluted (loss)/earnings per Ordinary Share under U.S. GAAP                          $   (6.75)       $ 0.75      $ (0.94)
---------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     159

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(II) SHAREHOLDERS' EQUITY


                                                                                                             AT 31 DECEMBER
                                                                                             AT 31 DECEMBER            2001
                                                                                                       2002      (RESTATED)
                                                                                                         $M              $M
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as stated under Irish GAAP                                                    1,460.0          5,054.5
ADJUSTMENTS TO CONFORM TO U.S. GAAP:
Pooling of interests accounting/acquisition accounting for Dura            (a)(1)
 Elimination of goodwill arising on acquisition of Dura                                             (256.8)         (1,111.7)
 Fair value of licence and patents                                                                   (52.9)            (52.9)
Purchase accounting                                                        (a)(2)
 Amortisation of intangible assets                                                                   209.0             95.1
 Goodwill written-off                                                                                574.3            574.3
 Other                                                                                                 1.8              1.8
Acquired IPR&D                                                                                    (2,121.1)        (2,121.1)
Impairment of goodwill/acquired IP                                         (a)(2)/(b)              1,034.8            785.2
Abelcet business (goodwill)                                                (a)(2)                    100.0              --
Impairment of Myambutol                                                      (c)                       --              44.4
Accounting for derivatives                                                   (d)                       7.2             11.6
Amortisation of acquired products and finance charges                        (e)                      53.8             34.6
Revenue recognition including cumulative effect of accounting change         (f)                    (254.3)          (316.1)
Revenue recognition--write-off of related intangibles                        (f)                      58.7               --
Non-consolidated subsidiaries                                                (g)                     (13.9)           140.9
Associate accounting                                                         (h)                       7.2             11.0
Pensions and other                                                           (j)                      (1.9)             5.7
Financial fixed assets                                                       (k)                      21.0             41.6
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity as stated under U.S. GAAP                                                       826.9          3,198.9
---------------------------------------------------------------------------------------------------------------------------

U.S. GAAP CONDENSED FINANCIAL DATA

Due to the differences between Irish and U.S. GAAP, and in particular the accounting of the merger of Dura and Elan as a pooling of interests under U.S. GAAP, the following condensed financial data has been prepared for the benefit of U.S. investors on pages 161 to 163.

Under Irish GAAP, exceptional items are those items that in management's judgement are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under U.S. GAAP, exceptional items would be included in operating income, unless they relate to discontinued operations. Cash flows relating to product rationalisations are included in operating cash flows.

















--------------------------------------------------------------------------------
160

--------------------------------------------------------------------------------

U.S. GAAP INCOME STATEMENT DATA


                                                                                                          2001
                                                                                             2002   (RESTATED)         2000
                                                                                               $M           $M           $M
---------------------------------------------------------------------------------------------------------------------------
Revenue                                                                                   1,455.1      1,862.5      1,521.4
---------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
Cost of sales                                                                               417.0        379.5        321.3
Selling, general and administrative expenses                                                714.1        603.5        512.1
Research and development expenses                                                           397.1        321.2        322.2
Gain on sale of businesses                                                                 (177.9)          --           --
Gain on repurchase of LYONs                                                                 (37.7)          --           --
Other charges, primarily relating to the write-down of tangible and intangible assets, acquisition of in-process research and development, merger costs, rationalisation
 and similar costs                                                                          926.0        350.3        445.7
---------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                  2,238.6      1,654.5      1,601.3
---------------------------------------------------------------------------------------------------------------------------
Operating (loss)/income                                                                    (783.5)       208.0        (79.9)
Net interest and other (loss)/income                                                       (116.0)        95.0        138.8
Impairment of investments                                                                (1,006.0)      (24.5)           --
Loss on sale of investments by EPIL III/Shelly Bay transaction                             (141.6)         --            --
Charge arising from guarantee to EPIL II noteholders                                       (295.4)         --            --
---------------------------------------------------------------------------------------------------------------------------
(Loss)/income before provision for income taxes                                          (2,342.5)       278.5         58.9
Provision for income taxes                                                                  (19.8)       (17.4)        (9.4)
---------------------------------------------------------------------------------------------------------------------------
Net (loss)/income before cumulative effect of accounting change                          (2,362.3)       261.1         49.5
Cumulative effect of accounting change (net of tax)                                            --          7.8       (344.0)
---------------------------------------------------------------------------------------------------------------------------
Net (loss)/income after cumulative effect of accounting change                           (2,362.3)       268.9       (294.5)
---------------------------------------------------------------------------------------------------------------------------

U.S. GAAP COMPREHENSIVE INCOME STATEMENT DATA


                                                                                                          2001
                                                                                            2002    (RESTATED)         2000
                                                                                              $M            $M           $M
----------------------------------------------------------------------------------------------------------------------------
Net (loss)/income                                                                       (2,362.3)        268.9       (294.5)
----------------------------------------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE (LOSS)/INCOME:
Foreign currency translation adjustment                                                     14.9          (3.3)        (0.9)
Unrealised gains on securities                                                               9.4          43.1         19.9
Reclassification adjustment for gains included in net income                               (30.1)        (16.4)       (15.5)
Minimum pension liability adjustment                                                        (9.8)           --           --
----------------------------------------------------------------------------------------------------------------------------
Other comprehensive (loss)/income                                                          (15.6)         23.4          3.5
----------------------------------------------------------------------------------------------------------------------------
Comprehensive (loss)/income                                                             (2,377.9)        292.3       (291.0)
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     161

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

U.S. GAAP BALANCE SHEET DATA


                                                                                                              AT 31 DECEMBER
                                                                                            AT 31 DECEMBER              2001
                                                                                                      2002        (RESTATED)
                                                                                                        $M                $M
----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                                       1,013.9            1,599.4
Marketable investment securities                                                                  450.9              943.3
Accounts receivable and prepayments                                                               148.2              424.8
Inventories                                                                                       149.8              183.6
----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                            1,762.8            3,151.1
Property, plant and equipment                                                                     459.1              401.1
Intangible assets                                                                               1,426.8            2,129.1
Investments and marketable investment securities                                                  313.2            1,147.0
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                    3,961.9            6,828.3
----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                                                                             1,455.6              948.8
Other liabilities                                                                                 375.4              131.9
Deferred revenue                                                                                  258.2              316.1
Long term and convertible debt                                                                  1,046.3            2,227.4
Minority interest                                                                                  (0.5)               5.2
----------------------------------------------------------------------------------------------------------------------------
                                                                                                3,135.0            3,629.4
----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital                                                                                      19.9               19.9
Additional paid-in capital                                                                      4,540.4            4,534.6
Retained earnings and other reserves                                                           (3,733.4)          (1,355.6)
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                                                              826.9            3,198.9
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                      3,961.9            6,828.3
----------------------------------------------------------------------------------------------------------------------------








--------------------------------------------------------------------------------
162

--------------------------------------------------------------------------------

U.S. GAAP CASH FLOW DATA


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                   YEAR ENDED 31 DECEMBER
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 2001
                                                                                                    2002   (RESTATED)        2000
                                                                                                      $M           $M          $M
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income                                                                              (2,362.3)       268.9      (294.5)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Cumulative effect of accounting change for implementation of SAB 101                                --            --       344.0
SFAS No. 133 accounting for derivatives                                                            10.7        (34.6)         --
Amortisation of deferred revenue                                                                  (62.8)       (98.6)       70.7
Acquisition of in-process research and development                                                  --           --        246.0
Depreciation and amortisation                                                                     206.3        179.1       158.5
Interest expense on loan notes                                                                    115.3         82.3        29.2
Gain on sale of marketable investment securities                                                   (1.8)       (48.5)      (68.3)
Impairment of investments                                                                       1,006.0         24.5          --
Provision against EPIL II guarantee                                                               295.4          --           --
Disposals/write-down of other assets                                                              660.2        321.8        76.2
Purchase of product royalty rights from Autoimmune                                                121.0          --           --
Gain on sale of businesses                                                                       (176.4)         --           --
Gain on repurchase of LYONs                                                                       (37.7)         --           --
Loss on sale of investments by EPIL III/Shelly Bay transaction                                    141.6          --           --
Other                                                                                              84.9        (6.8)        16.6
Net changes in assets and liabilities:
Decrease/(increase) in receivables                                                                263.7        23.1       (108.0)
Increase in inventories                                                                           (13.0)      (37.6)       (41.5)
Decrease in accounts payable and accruals                                                        (102.8)     (149.9)       (22.6)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                         148.3       523.7        406.3
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of property, plant and equipment                                             8.6         2.0         19.8
Purchase of property, plant and equipment                                                        (170.2)     (120.8)       (73.8)
Purchase of investments                                                                          (117.1)     (640.7)      (390.8)
Proceeds from disposal of investments                                                              12.9        21.9        259.3
Purchase of marketable investment securities                                                      (83.7)     (568.1)      (146.3)
Sale and maturity of marketable investment securities                                             222.6       194.9        189.7
Purchase of intangible assets                                                                    (315.5)     (301.0)      (131.8)
Proceeds from disposal of intangible assets                                                         9.4        11.2           --
Proceeds of business disposals                                                                    361.3          --           --
Purchase of Autoimmune product royalty rights                                                    (121.0)         --           --
Redemption of investment in Autoimmune                                                             38.5          --           --
Sale of EPIL III assets in connection with the repayment of EPIL III debt                           9.3          --           --
Disposal of subsidiary                                                                             81.8        41.9           --
Acquisition of subsidiaries primarily represented by:
Goodwill and other intangible assets arising on acquisitions                                         --        (9.5)      (112.1)
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                             (63.1)   (1,368.2)      (386.0)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of share capital                                                                 5.7       304.8         91.4
Repayment of EPIL III debt                                                                       (160.0)         --           --
Repayment of loans                                                                               (527.6)     (205.5)      (495.4)
Issue of loan notes                                                                                  --     1,200.0           --
Bank loans                                                                                           --       342.8        200.0
Shelly Bay bank loan                                                                              148.0          --           --
Repayment of Shelly Bay bank loan                                                                (148.0)         --           --
---------------------------------------------------------------------------------------------------------------------------------
Net cash (used in)/provided by financing activities                                              (681.9)    1,642.1       (204.0)
---------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                            11.2        (0.7)        (0.8)
---------------------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and cash equivalents                                             (585.5)      796.9       (184.5)
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                                  1,599.4       802.5        987.0
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                        1,013.9     1,599.4        802.5
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     163

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

CASH BALANCES


RECONCILIATION BETWEEN IRISH GAAP AND U.S. GAAP


----------------------------------------------------------------------------------------------------------------------------
                                                                                                             AT 31 DECEMBER
                                                                                           AT 31 DECEMBER              2001
                                                                                                     2002        (RESTATED)
                                                                                                       $M                $M
----------------------------------------------------------------------------------------------------------------------------
Cash and liquid resources (Irish GAAP)                                                            1,086.5           1,819.5
Non-consolidated subsidiaries cash balances                                                         (49.9)            (86.0)
Marketable investments                                                                              (22.7)           (134.1)
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents (U.S. GAAP)                                                             1,013.9           1,599.4
----------------------------------------------------------------------------------------------------------------------------

MARKETABLE INVESTMENT SECURITIES (U.S. GAAP)

For the purposes of U.S. GAAP, the following information on marketable investment securities is presented in accordance with the requirements of SFAS No. 115.


----------------------------------------------------------------------------------------------------------------------------
                                                                                                              AT 31 DECEMBER
                                                                                            AT 31 DECEMBER              2001
                                                                                                      2002        (RESTATED)
                                                                                                        $M                $M
----------------------------------------------------------------------------------------------------------------------------
TRADING SECURITIES
Debt                                                                                                 23.5              137.9
Equity                                                                                               74.8              108.6
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     98.3              246.5
----------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE SECURITIES
Debt                                                                                                187.1              258.0
Equity                                                                                              165.5              406.3
----------------------------------------------------------------------------------------------------------------------------
                                                                                                    352.6              664.3
----------------------------------------------------------------------------------------------------------------------------
Held to maturity securities                                                                           --                57.8
Total marketable investment securities (current and non-current)                                    450.9              968.6
----------------------------------------------------------------------------------------------------------------------------

The cash inflows arising from the sale and maturity of marketable investment securities were $222.6 million, $194.9 million and $189.7 million in 2002, 2001 and 2000, respectively. The cash outflows arising from the purchase of marketable investment securities were $83.7 million, $568.1 million and $146.3 million in 2002, 2001 and 2000, respectively.


Available for sale


Available for sale securities at 31 December 2002 and 2001 are analysed as follows:


----------------------------------------------------------------------------------------------------------------------------
                                                                                     UNREALISED      UNREALISED        FAIR
                                                                              COST        GAINS          LOSSES       VALUE
                                                                                $M           $M              $M          $M
----------------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 2002
Equity securities                                                            160.1          5.4             --         165.5
Debt securities                                                              180.9          6.4           (0.2)        187.1
AT 31 DECEMBER 2001
Equity securities                                                            394.2         54.6          (42.5)        406.3
Debt securities                                                              228.4         31.9           (2.3)        258.0
----------------------------------------------------------------------------------------------------------------------------

Available for sale securities consist of equity and debt securities. The net unrealised holding gains on available for sale equity securities at 31 December 2002, 31 December 2001 and 31 December 2000 were $5.4 million, $12.1 million and $18.0 million, respectively. The net


--------------------------------------------------------------------------------
164

--------------------------------------------------------------------------------

unrealised holding gains on available for sale debt securities at 31 December 2002, 31 December 2001 and 31 December 2000 were $6.2 million, $29.6 million and $8.9 million, respectively. The cash inflows arising from sales of available for sale securities during 2002, 2001 and 2000 were $18.3 million, $51.6 million and $106.4 million, respectively. The cash outflows arising from purchases of available for sale securities during 2002, 2001 and 2000 were $73.6 million, $260.5 million and $40.5 million, respectively.

Based on fair value, the maturity of debt securities classified as available for sale at 31 December 2002 was $1.7 million within one year, $93.7 million within one to five years and $91.7 million between five and ten years. The maturity of debt securities classified as available for sale at 31 December 2001 was $10.7 million within one year, $117.3 million within one to five years and $130.0 million between five and ten years. Based on cost, the maturity of debt securities classified as available for sale at 31 December 2002 was $1.7 million within one year, $87.5 million within one to five years and $91.7 million between five and ten years. The maturity of debt securities classified as available for sale at 31 December 2001 was $11.0 million within one year, $98.5 million within one to five years and $118.9 million between five and ten years.

The gross realised gains on available for sale securities for 2002, 2001 and 2000 were $11.8 million, $53.1 million and $92.8 million, respectively. The gross realised losses on available for sale securities in 2002, 2001 and 2000 were $32.6 million, $2.2 million and $1.0 million, respectively. The cost basis for determining realised gains and losses is based on cost.

Elan has accounted for available for sale debt securities at fair value in 2002 and 2001. The fair value of these debt securities was estimated at $187.1 million and $258.0 million as of 31 December 2002 and 31 December 2001, respectively. The cost of these debt securities was $180.9 million and $228.4 million as of 31 December 2002 and 31 December 2001, respectively. These debt securities have been disclosed in this note in accordance with the disclosure requirements of SFAS No. 115.

Elan has accounted for certain free-standing warrants and embedded derivatives in accordance with SFAS No. 133 in 2002 and 2001. This resulted in a cumulative catch up adjustment of $7.8 million at 1 January 2001. The income effect of derivative fair value movements for 2002 was $(4.4) million (2001: $3.8 million). Included in the 2002 impairment charge relating to investments held by Elan of $1,006.0 million was $31.6 million in relation to the impairment of SFAS No. 133 derivative instruments. These derivatives had a fair value of $34.9 million and $52.9 million at 31 December 2002 and 31 December 2001, respectively.


HELD TO MATURITY

The fair value of held to maturity securities at 31 December 2002 was $Nil.

The amortised cost of fixed income securities which matured during 2002 was $20.3 million. As part of its recovery plan, Elan liquidated the remainder of its held to maturity securities during 2002. The amortised cost of the liquidated securities was $39.9 million. A gain of $0.7 million was realised on liquidation of these securities. The maturity of fixed income securities classified as held to maturity at 31 December 2001 were $32.5 million within one year and $25.3 million within one to five years, respectively. The cash inflows arising from maturities of held to maturity securities during 2002, 2001 and 2000 were $18.3 million, $87.0 million and $79.0 million, respectively. The cash inflows arising from disposals of held to maturity securities during 2002, 2001 and 2000 were $39.5 million, $Nil and $Nil respectively. The cash outflows arising from purchases of held to maturity securities during 2002, 2001 and 2000 were $Nil, $73.5 million and $78.5 million, respectively.


TRADING SECURITIES

The unrealised gains included in earnings for 2002, 2001 and 2000 were $0.8 million, $7.7 million and $21.9 million, respectively. The unrealised losses included in earnings for 2002, 2001 and 2000 were $12.5 million, $2.7 and $Nil, respectively.


PENSION AND POST-RETIREMENT BENEFITS (U.S. GAAP)

For the purposes of U.S. GAAP, the pension costs of the major Irish retirement plans have been presented in the following tables in accordance with the requirements of SFAS No. 132 "Employees' Disclosures about Pensions and Other Postretirement Benefits". The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. The investments of the plans at 31 December 2002 consisted of units held in independently administered funds.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     165

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                                           AT 31 DECEMBER     AT 31 DECEMBER
                                                                                                     2002               2001
                                                                                                       $M                 $M
----------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                                                              19.7               15.4
Service cost                                                                                          1.8                1.2
Interest cost                                                                                         1.2                0.9
Plan participants' contributions                                                                      1.6                1.4
Actuarial (gain)/loss                                                                                (0.8)               1.5
Benefits paid                                                                                        (0.1)               0.2
Foreign currency exchange rate changes                                                                4.0               (0.9)
----------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                                                    27.4               19.7
----------------------------------------------------------------------------------------------------------------------------


                                                                                           AT 31 DECEMBER    AT 31 DECEMBER
                                                                                                     2002              2001
                                                                                                       $M                $M
----------------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                                                       19.0              17.4
Actual return on plan assets                                                                         (5.0)             (0.9)
Employer contribution                                                                                 2.2               1.9
Plan participants' contributions                                                                      1.6               1.4
Benefits paid                                                                                        (0.1)              0.2
Foreign currency exchange rate changes                                                                3.3              (1.0)
----------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                                             21.0              19.0
----------------------------------------------------------------------------------------------------------------------------
Funded status                                                                                        (6.4)             (0.7)
Unrecognised net actuarial gain                                                                      12.9               5.5
Unamortised prior service cost                                                                        1.0               0.9
Additional liability recognised                                                                       0.4                --
Minimum pension liability adjustment                                                                 (9.8)               --
----------------------------------------------------------------------------------------------------------------------------
(Pension liability)/Prepaid benefit cost                                                             (1.9)              5.7
----------------------------------------------------------------------------------------------------------------------------

The net periodic pension cost was comprised of the following:


                                                                                                 2002       2001       2000
                                                                                                   $M         $M         $M
----------------------------------------------------------------------------------------------------------------------------
Service cost                                                                                      1.8        1.2        1.1
Interest cost                                                                                     1.2        0.9        0.7
Expected return on plan assets                                                                   (1.9)      (1.6)      (1.4)
Amortisation of net loss                                                                          0.3         --         --
Amortisation of prior service cost                                                                0.1        0.1        0.1
----------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                                                         1.5        0.6        0.5
----------------------------------------------------------------------------------------------------------------------------

The weighted average assumptions used in the calculation of the pension cost for 2002 were a discount rate of 5.5% (2001: 6%; 2000: 6.25%), an expected return on plan assets of 8% (2001: 9%; 2000: 9%) and a 3.5% (2001: 4%; 2000: 4.25%) rate of compensation increase.

Elan recognised a $9.8 million charge to Other Comprehensive Income in 2002 in respect of the shortfall between the unfunded accumulated benefit obligation less the unrecognised prior service cost and the prepaid benefit cost.

In addition, Elan operates a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the income statement in the period they are incurred. The pension cost for these plans was $8.8 million, $9.9 million and $7.3 million for 2002, 2001 and 2000, respectively.


--------------------------------------------------------------------------------
166

--------------------------------------------------------------------------------

COMPENSATION COST (U.S. GAAP)

Elan grants options to employees under the Group's stock option plans. These options are granted at fixed exercise prices equal to the market value on the date of grant.

The Company applies APB 25 in accounting for its stock option plans and, accordingly under U.S. GAAP, no compensation expense is recognised when stock options are initially granted to employees as the exercise price is equal to the market price on the date of grant. If the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the effect on net income under U.S. GAAP is as shown below.


                                                                                                         2001
                                                                                            2002   (RESTATED)          2000
                                                                                              $M           $M            $M
----------------------------------------------------------------------------------------------------------------------------
Net (loss)/income under U.S. GAAP as reported                                           (2,362.3)       268.9        (294.5)
Add: Stock-based compensation expense included in reported net income                        0.1          0.5          31.8
Deduct: Total stock-based employee compensation expense determined under fair value
 based method for all awards                                                              (127.5)      (157.0)       (145.0)
----------------------------------------------------------------------------------------------------------------------------
Pro-forma net (loss)/income                                                             (2,489.7)       112.4        (407.7)
Basic (loss)/earnings per Ordinary Share
As reported                                                                            $   (6.75)     $  0.80       $ (0.94)
Pro-forma                                                                              $   (7.12)     $  0.33       $ (1.30)
Diluted (loss)/earnings per Ordinary Share
As reported                                                                            $   (6.75)     $  0.75       $ (0.94)
Pro-forma                                                                              $   (7.12)     $  0.31       $ (1.30)
----------------------------------------------------------------------------------------------------------------------------

The weighted average fair value of the individual options granted during the years ended 31 December 2002, 2001 and 2000 is estimated as $4.11, $21.47 and $17.79, respectively, on the date of grant. The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:




                                                                                            2002          2001         2000
----------------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                                    1.62%         3.47%         5.98%
Volatility                                                                                91.00%        46.99%        46.66%
Dividend yield                                                                              Nil           Nil           Nil
Expected life (years)                                                                       5.9           4.1           3.8
----------------------------------------------------------------------------------------------------------------------------









--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     167

NOTES RELATING TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

DEFERRED TAXATION (U.S. GAAP)

For the purposes of U.S. GAAP the deferred taxation provision has been calculated in accordance with the requirements of SFAS No. 109 "Accounting for Income Taxes" ("SFAS No. 109").

The full potential amounts of deferred taxation and amounts accounted for in the Group balance sheet comprised the following deferred tax assets and liabilities:


                                                                                           AT 31 DECEMBER    AT 31 DECEMBER
                                                                                                     2002              2001
                                                                                                       $M                $M
----------------------------------------------------------------------------------------------------------------------------
DEFERRED TAXATION LIABILITIES:
Accelerated capital allowances                                                                     (14.9)             (16.1)
Intangible asset on acquisition                                                                   (150.1)            (145.2)
Deferred interest                                                                                     --               (4.7)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                  (165.0)            (166.0)
----------------------------------------------------------------------------------------------------------------------------
DEFERRED TAXATION ASSETS
Net operating losses                                                                               264.7              274.5
Tax credits                                                                                         70.8               70.3
Deferred interest                                                                                   41.0               89.1
Capitalised items                                                                                  112.5               69.2
Reserves/provisions                                                                                 98.4               60.3
Other                                                                                                9.2                4.6
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   596.6              568.0
----------------------------------------------------------------------------------------------------------------------------
Valuation allowance                                                                                431.6              402.0
Deferred tax asset/(liability)                                                                        --                 --
----------------------------------------------------------------------------------------------------------------------------

Under U.S. GAAP, Elan applies SFAS No. 109 which requires the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised in the future. The valuation allowance recorded against the deferred tax assets at 31 December 2002 was $431.6 million. The net change in the valuation allowance for 2002 was an increase of $29.6 million. $136.6 million of the valuation allowance at 31 December 2002, included primarily under net operating losses, is expected to be applied directly to contributed capital under U.S. GAAP when deferred tax assets associated with certain stock option exercises are recognised.

At 31 December 2002 and 31 December 2001, certain U.S. subsidiaries had net operating loss carryovers for federal income tax purposes of $462.6 million and $659.4 million, respectively, and for state income tax purposes of $153.7 million and $167.5 million, respectively. Both the federal and state net operating losses will expire from 2004 to 2022 to the extent they are not utilised. In addition, at 31 December 2002 and 31 December 2001, certain U.S. subsidiaries had credit carryovers for federal and state income tax purposes of $78.4 million and $74.4 million, respectively, which will expire from 2003 to 2021 to the extent they are not utilised, except for certain sale credits which can be carried to subsequent tax years indefinitely. The Company has had "changes in ownership" as described in the U.S. Internal Revenue Code Section
382. Consequently, utilisation of federal and state net operating losses and credits are subject to certain annual limitations.

At 31 December 2002 certain non-U.S. subsidiaries of Elan had net operating loss carryovers for income tax purposes of $706.4 million. These combined loss carryovers have arisen in a number of different tax jurisdictions and as such are subject to various local restrictions. The loss carryovers are also subject to varying expiration dates beginning in 2003, with certain losses carrying forward indefinitely.

No taxes have been provided for the unremitted and untaxed earnings of the Group's overseas subsidiaries as these are, in the main, considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled $646.0 million at 31 December 2002. Unremitted earnings may be liable to overseas taxes and/or Irish taxation if they were to be distributed as dividends.


--------------------------------------------------------------------------------
168

--------------------------------------------------------------------------------

The U.S. Internal Revenue Service has completed an audit of Dura and its subsidiaries for the 1997-2000 tax years, which pre-date the acquisition of Dura by the Company. As adequate amounts for tax and related interest had been provided, no additional tax was charged as a result of this audit.


34 APPROVAL OF FINANCIAL STATEMENTS


These financial statements were approved by the directors on 3 September 2003.





























--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     169

SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------





--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data set forth below as of and for the years ended 31 December 2002, 2001, 2000, 1999 and 1998 have been derived from Elan's audited Consolidated Financial Statements, which have been restated under U.S. GAAP to incorporate the results of Dura. Such audited Consolidated Financial Statements of Elan have been audited by KPMG, Chartered Accountants, who have placed reliance on the opinion of Deloitte and Touche, LLP, with respect to their audits of the U.S. Financial Statements of Dura for each of the years ended 31 December 2000, 1999 and 1998, respectively. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Company and the Notes thereto, which are included elsewhere in this Annual and Form 20-F.


GROUP FINANCIAL RECORD--U.S. GAAP

The selected financial data under U.S. GAAP takes into account the merger with Dura in 2000, which was accounted for using pooling of interests accounting. The selected financial data also gives effect to the restatement of Elan's U.S. GAAP financial results as of and for the fiscal year ended 31 December 2001 to consolidate EPIL III from its date of establishment on 15 March 2001.

                                                                      YEAR ENDED
                                                  YEAR ENDED         31 DECEMBER        YEAR ENDED          YEAR ENDED
                                                 31 DECEMBER                2001       31 DECEMBER         31 DECEMBER
                                                        2002      (RESTATED)(11)              2000                1999
-------------------------------------------------------------------------------------------------------------------------
                                                                      ($M, EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Total revenue                                        1,455.1            1,862.5            1,521.4             1,312.5
Operating (loss)/income                               (783.5)(1)          208.0(2)           (79.9)(3)           271.5(4)
Net (loss)/income                                   (2,362.3)(10)         268.9(6)          (294.5)(7)           303.4(4)
Basic (loss)/earnings per Ordinary Share(8)        $   (6.75)(10)      $   0.80(6)(9)     $  (0.94)(7)(9)     $   1.02(4)
Diluted (loss)/earnings per Ordinary Share(8)      $   (6.75)(10)      $   0.75(6)(9)     $  (0.94)(7)(9)     $   0.97(4)
-------------------------------------------------------------------------------------------------------------------------



                                                                 YEAR ENDED
                                                                31 DECEMBER
                                                                       1998
---------------------------------------------------------------------------------
                                                      ($M, EXCEPT PER SHARE DATA)
---------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Total revenue                                                         878.8
Operating (loss)/income                                            (1,191.7)(5)
Net (loss)/income                                                  (1,190.7)(5)
Basic (loss)/earnings per Ordinary Share(8)                      $    (4.42)(5)
Diluted (loss)/earnings per Ordinary Share(8)                    $    (4.42)(5)
---------------------------------------------------------------------------------


                                                                                AT
                                                               AT      31 DECEMBER            AT            AT            AT
                                                      31 DECEMBER             2001   31 DECEMBER   31 DECEMBER   31 DECEMBER
                                                             2002   (RESTATED)(11)          2000          1999          1998
----------------------------------------------------------------------------------------------------------------------------
                                                                            ($M, EXCEPT SHARE DATA)
----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
 investment securities                                    1,464.8          2,542.7       1,250.1       1,285.6       1,276.0
Total assets                                              3,961.9          6,828.3       4,653.0       3,871.7       3,279.2
Long term liabilities                                     1,046.3          2,227.4       1,375.6       1,586.0       1,615.1
Total shareholders' equity                                  826.9          3,198.9       2,276.9       1,751.1       1,367.3
Number of shares outstanding                                350.4            349.8         322.5         298.8         293.7
----------------------------------------------------------------------------------------------------------------------------

1. After other charges of $926.0 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs. After $215.6 million gain on sale of businesses and repurchase of debt.

2. After other charges of $350.3 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs.

3. After other charges of $445.7 million primarily relating to the acquisition of IPR&D, merger costs, rationalisation, integration and similar costs.

4. After other charges of $88.6 million primarily relating to the acquisition of IPR&D.

5. After other charges of $1,423.7 million primarily relating to the acquisition of IPR&D, rationalisation and integration costs, a loss on a sale of a business and a contribution to Axogen.

6. After other charges of $350.3 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs; after charges relating to impairment of investments of $24.5 million; and after $7.8 million relating to the cumulative catch up adjustment for the implementation of SFAS No. 133.

7. After other charges of $445.7 million primarily relating to the acquisition of IPR&D, merger costs, rationalisation, integration and similar costs and after $344.0 million relating to the cumulative adjustment for the implementation of SAB 101.

8. Earnings per share is based on the weighted average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities.

9. Basic and diluted earnings/(loss) per share for 2001 would have been $0.89 and $0.83, respectively, if goodwill was not amortised for that year. Basic and diluted (loss) per share for 2000 would have been $(0.88) if goodwill was not amortised for that year. This disclosure is provided as SFAS No. 142, which has been adopted for 2002 onwards, no longer requires the amortisation of goodwill.

10. After other charges of $926.0 million; after $215.6 million gain on sale of businesses and repurchase of debt; and after charges primarily relating to investments and the guarantee issued to the noteholders of EPIL II of $1,443.0 million.

11. For additional information regarding the restatement, please refer to Note 33 to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
170

--------------------------------------------------------------------------------

GROUP FINANCIAL RECORD--IRISH GAAP


                                                     YEAR ENDED       YEAR ENDED      YEAR ENDED     YEAR ENDED   YEAR ENDED
                                                    31 DECEMBER      31 DECEMBER     31 DECEMBER    31 DECEMBER  31 DECEMBER
                                                           2002             2001            2000           1999         1998
-------------------------------------------------------------------------------------------------------------------------------
                                                                             ($M, EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------------------------------------------------------
PROFIT AND LOSS ACCOUNT DATA:
Total revenue                                           1,333.0          1,740.7         1,302.0        1,007.8        676.7
Operating (loss)/profit                                (2,290.8)(1)       (829.7)(2)       296.3(3)       309.5        148.1(4)
Retained (loss)/profit                                 (3,615.1)(5)       (887.2)(6)       342.1(7)       335.9        146.4(8)
Basic (loss)/earnings per Ordinary Share(9)           $  (10.34)(5)     $  (2.64)(6)    $   1.19(7)    $   1.26       $ 0.62(8)
Diluted (loss)/earnings per Ordinary Share(9)         $  (10.34)(5)     $  (2.64)(6)    $   1.10(7)    $   1.19       $ 0.56(8)
-------------------------------------------------------------------------------------------------------------------------------


                                                                      AT            AT            AT            AT           AT
                                                             31 DECEMBER   31 DECEMBER   31 DECEMBER   31 DECEMBER  31 DECEMBER
                                                                    2002          2001          2000          1999         1998
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 ($M, EXCEPT SHARE DATA)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Working capital                                                    (97.4)      1,223.5         940.7         753.7        952.0
Total assets                                                     4,717.5       9,439.6       8,096.8       4,674.2      3,799.4
Long term liabilities                                            1,716.6       3,048.2       2,157.6       1,550.9      1,234.7
Total shareholders' equity                                       1,460.0       5,054.5       5,315.5       2,687.6      2,332.1
Number of shares outstanding                                       350.4         349.8         322.5         269.1        264.0
-------------------------------------------------------------------------------------------------------------------------------

1. After exceptional items of $1,796.3 million primarily relating to a write-down of goodwill and product intangibles, acquired intellectual property, asset write-downs, severance, rationalisation, integration and similar costs, product rationalisations and disposals.

2. After exceptional items of $957.8 million primarily relating to a write-down of acquired intellectual property, asset write-downs, severance, rationalisation, integration and similar costs and product rationalisations.

3. After exceptional items of $79.3 million primarily relating to severance, rationalisation, integration and similar costs, a product withdrawal and asset write-downs.

4. After exceptional items of $98.8 million primarily relating to a contribution of $67.5 million to Axogen and a charge of $31.3 million relating to the rationalisation and integration of acquisitions.

5. After exceptional items of $2,939.4 million primarily relating to a write-down of goodwill and product intangibles, acquired intellectual property, asset write-downs, business disposals, investment write-downs, severance, rationalisation, integration and similar costs, and product rationalisations and disposals.

6. After exceptional items of $964.6 million primarily relating to a write-down of acquired intellectual property, asset write-downs, investment write-downs, severance, rationalisation, integration and similar costs and product rationalisations.

7. After exceptional items of $113.6 million primarily relating to severance and rationalisation costs, a product withdrawal and asset write-downs.

8. After exceptional items of $112.6 million primarily relating to a contribution of $67.5 million to Axogen, a charge of $41.8 million relating to the rationalisation and integration of acquisitions and a charge of $3.3 million related to a loss on disposal of investments.

9. Earnings per share is based on the weighted average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities.


--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     171

SHAREHOLDERS' INFORMATION
--------------------------------------------------------------------------------






--------------------------------------------------------------------------------

Elan has not paid cash dividends on its Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of Elan's board of directors. The recommendations of Elan's board of directors will depend upon the earnings, capital requirements and financial condition of Elan and other relevant factors. Although Elan does not anticipate that it will pay any cash dividends on its Ordinary Shares in the foreseeable future, Elan expects that its board of directors will review Elan's dividend policy on a regular basis. Dividends may be paid on Elan's Executive Shares and `B' Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and `B' Executive Shares, please refer to Note 18 to the Consolidated Financial Statements.


NATURE OF TRADING MARKET

The principal trading markets for Elan's Ordinary Shares are the Irish Stock Exchange and the London Stock Exchange. Elan's ADSs, each representing one Ordinary Share and evidenced by one American Depositary Receipt ("ADR"), are traded on the NYSE under the symbol "ELN". The ADR depositary is The Bank of New York.

The following table sets forth the high and low sales prices of the Ordinary Shares during the periods indicated, based upon mid-market prices at close of business on the Irish Stock Exchange and the high and low sales prices of the ADSs, as reported in published financial sources.


                                                                          (EURO)0.05                        AMERICAN
                                                                        ORDINARY SHARES                DEPOSITORY SHARES (1)
----------------------------------------------------------------------------------------------------------------------------
                                                                         HIGH          LOW                HIGH          LOW
----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 31 DECEMBER                                                        (EURO)                           ($)
1998                                                                    34.41        22.43               37.97        24.06
1999                                                                    40.00        22.35               43.63        21.25
2000                                                                    66.75        26.35               60.13        26.00
2001                                                                    73.80        44.60               65.00        39.35
2002                                                                    50.27         1.23               45.18         1.03
CALENDAR YEAR
2001
Quarter 1                                                               62.43        47.00               57.80        42.75
Quarter 2                                                               73.80        54.50               65.00        47.85
Quarter 3                                                               72.30        47.96               62.85        41.50
Quarter 4                                                               57.65        44.60               52.00        39.35
2002
Quarter 1                                                               50.27        14.50               45.18        12.01
Quarter 2                                                               15.80         5.85               13.97         5.30
Quarter 3                                                                5.00         1.55                5.65         1.31
Quarter 4                                                                2.95         1.23                3.09         1.03
MONTH ENDED
January 2003                                                             4.40         2.60                4.98         2.65
February 2003                                                            4.40         2.70                4.83         2.75
March 2003                                                               3.38         2.33                3.84         2.25
April 2003                                                               3.20         2.60                3.55         2.70
May 2003                                                                 5.18         3.05                6.18         3.31
June 2003                                                                7.25         4.10                9.02         4.52
July 2003                                                                5.60         3.88                6.46         4.05
August 2003                                                              4.82         3.90                5.24         4.21
----------------------------------------------------------------------------------------------------------------------------

(1) An American Depository Share represents one Ordinary Share, par value 5 Euro cents.

--------------------------------------------------------------------------------
172

--------------------------------------------------------------------------------

A total of 350,758,430 Ordinary Shares of Elan were issued and outstanding at 25 August 2003, of which 4,050 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of ADRs. 311,441,128 Ordinary Shares were represented by Elan ADSs, evidenced by ADRs, issued by The Bank of New York, as depositary, pursuant to a deposit agreement. At 25 August 2003, the number of holders of record of Ordinary Shares was 7,742, which includes 10 holders of record in the United States, and the number of registered holders of ADRs in the United States was 4,902. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States and Ireland is not representative of the number of beneficial holders or of the residence of beneficial holders.

American Depositary Warrant Shares ("ADWSs") representing warrants to purchase Elan ADSs, were traded on the NYSE under the symbol "ELNWSA" ("A-Series Warrants"). These warrants expired on 31 December 2001. The ADWSs representing A-Series Warrants were evidenced by American Depositary Warrant Receipts issued by The Bank of New York, as depositary, under a deposit agreement. Each A-Series Warrant was exercisable for two Elan ADSs at an exercise price of $37.54.

A second series of ADWSs, representing warrants to purchase Elan ADSs, traded on the NYSE under the symbol "ELNWSB" ("B-Series Warrants"). These warrants expired on 14 January 2003. The ADWSs representing B-Series Warrants were evidenced by American Depositary Warrant Receipts issued by The Bank of New York, as depositary, under a deposit agreement. Each B-Series Warrant was exercisable for two Elan ADSs at an exercise price of $65.01.

The following table sets forth the high and low sales prices per ADWS representing both A-Series Warrants and B-Series Warrants on the NYSE Composite Tape for the periods indicated as reported in published financial sources.


                                                                        A-SERIES WARRANTS              B-SERIES WARRANTS
----------------------------------------------------------------------------------------------------------------------------
                                                                           HIGH          LOW              HIGH          LOW
                                                                              $            $                 $            $
----------------------------------------------------------------------------------------------------------------------------
2000 -- Quarter 1                                                         59.75        25.50             43.25        24.00
     -- Quarter 2                                                         61.56        42.19             43.25        40.75
     -- Quarter 3                                                         84.00        59.25             65.38        42.75
     -- Quarter 4                                                         83.50        54.00             65.75        40.50
2001 -- Quarter 1                                                         78.50        51.38             60.00        37.56
     -- Quarter 2                                                         92.50        61.24             68.40        45.00
     -- Quarter 3                                                         87.50        48.30             63.19        34.00
     -- Quarter 4                                                         63.55        42.50             47.50        29.50
2002 -- Quarter 1                                                            --           --             34.20         1.20
     -- Quarter 2                                                            --           --              1.80         0.25
     -- Quarter 3                                                            --           --              0.40         0.01
     -- Quarter 4                                                            --           --              0.20         0.03
2003 -- January                                                              --           --              0.03         0.01
----------------------------------------------------------------------------------------------------------------------------

In connection with the acquisition of Dura, Elan acquired two additional series of warrants to purchase Elan ADSs, trading on Nasdaq under the symbols "ELANZ" ("Z-Series Warrants"), formerly traded under the symbol "DURAZ", and "ELANW" ("W-Series Warrants"), formerly traded under the symbol "DURAW". Each Z-Series Warrant is exercisable for 0.1276 of an Elan ADS at an exercise price of $26.72 per Elan ADS. The Z-Series warrants expire on 31 August 2005. Each W-Series Warrant was exercisable for 0.1679 of an Elan ADS at an exercise price of $81.67 per Elan ADS. The W-Series Warrants expired on 31 December 2002.

In connection with the acquisition of Liposome, Elan issued CVRs. The CVRs began trading on 15 May 2000. CVRs traded on the Nasdaq under the symbol "LCVRZ". The CVRs were delisted from the Nasdaq on 25 September 2002 for failure to comply with the minimum market value of publicly traded units requirement of the Nasdaq Marketplace Rules. The CVRs expired on the termination of the Contingent Value Rights Agreement on 31 March 2003.

The table on the following page sets forth the high and low sales prices for Z-Series Warrants, W-Series Warrants and for CVRs for the periods indicated as reported in published financial sources.



--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     173

SHAREHOLDERS' INFORMATION
--------------------------------------------------------------------------------


                                                               Z-SERIES                W-SERIES                  CVRS
----------------------------------------------------------------------------------------------------------------------------
                                                           HIGH         LOW        HIGH         LOW        HIGH         LOW
                                                              $           $           $           $           $           $
----------------------------------------------------------------------------------------------------------------------------
2001 -- Quarter 1                                          5.19        3.19        1.06        0.41        1.56        0.75
     -- Quarter 2                                          5.45        3.95        1.00        0.40        1.44        0.22
     -- Quarter 3                                          5.10        2.75        0.94        0.16        0.24        0.10
     -- Quarter 4                                          3.85        2.58        0.39        0.10        0.21        0.08
2002 -- Quarter 1                                          3.60        0.35        0.22        0.01        0.14        0.02
     -- Quarter 2                                          0.64        0.25        0.05        0.01        0.07        0.01
     -- Quarter 3                                          0.49        0.01        0.04        0.01        0.02        0.01
     -- Quarter 4                                          0.24        0.03        0.12        0.01        0.01      0.0007
2003 -- January                                            0.70        0.10          --          --       0.003      0.0005
     -- February                                           0.48        0.25          --          --       0.005      0.0005
     -- March                                              0.32        0.10          --          --       0.003      0.0001
     -- April                                              0.42        0.10          --          --          --          --
     -- May                                                0.29        0.10          --          --          --          --
     -- June                                               0.30        0.18          --          --          --          --
     -- July                                               0.23        0.15          --          --          --          --
     -- August                                             0.23        0.10          --          --          --          --
----------------------------------------------------------------------------------------------------------------------------

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as Elan. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of ADSs or ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present the Financial Transfers Act, 1992 prohibits financial transfers involving Iraq, the Federal Republic of Yugoslavia, the Republic of Serbia, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, and countries that harbour certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS involving the government of any country which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Federal Republic of Yugoslavia, Republic of Serbia, Iraq, Liberia, Burma/Myanmar, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda. Elan does not anticipate that orders under the Financial Transfers Act, 1992, or United Nations sanctions implemented into Irish law will have a material effect on its business.


IRISH TAXATION

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of Elan ADSs or Ordinary Shares. As used herein, references to the Ordinary Shares include Elan ADSs representing such Ordinary Shares, unless the tax treatment of the Elan ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a U.S. Holder's decision to purchase, hold or dispose of Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 31 March 2003 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a U.S. Holder of Ordinary Shares may vary depending upon such holder's particular situation, and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.

For the purposes of this tax description, a "U.S. Holder" is a holder of Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.


--------------------------------------------------------------------------------
174

--------------------------------------------------------------------------------

TAXATION OF CORPORATE INCOME

Elan is a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997, provides that a company which is resident in Ireland and which is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for taxation purposes. The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities which would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with Elan. Accordingly, Elan's income from such qualifying patents is disregarded for taxation purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Income arising from qualifying activities in Elan's Shannon-certified subsidiary is taxable at the rate of 10% in Ireland until 31 December 2005. From 1 January 2006, it is anticipated, based on Irish legislation currently enacted, that such income will be taxable at a rate of 12.5%. Any trading income of Elan which does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 16% in respect of trading income for the year 2002 and at a rate of 12.5% in respect of trading income for the years 2003 et seq. Non-trading income is taxable at 25%.

TAXATION OF CAPITAL GAINS AND DIVIDENDS

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Ordinary Shares. Unless exempted, all dividends paid by Elan other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the EU, other than Ireland (together, a "Relevant Territory"), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of Elan ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

IRISH CAPITAL ACQUISITIONS TAX

A gift or inheritance of Ordinary Shares will be and, in the case of Elan warrants or ADWSs representing such Elan warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax free threshold. This tax free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where Elan warrants, Elan ADWSs, Elan ADSs or Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and U.S. Federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.


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SHAREHOLDERS' INFORMATION
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IRISH STAMP DUTY

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by U.S. Holders on the issue of Elan ADSs, Ordinary Shares or Elan ADWSs. Under current Irish law, no stamp duty will be payable on the acquisition of Elan ADWSs or Elan ADSs by persons purchasing such Elan ADWSs or Elan ADSs or any subsequent transfer of an Elan ADWS or Elan ADS. A transfer of Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares which are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of Euro 630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.
























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RISK FACTORS

You should carefully consider all of the information set forth in this Annual Report and Form 20-F, including the following risk factors, before investing in our securities. The risks described below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. Our business, financial condition, results of operations and liquidity could be materially adversely affected by any of these risks. This Annual Report and Form 20-F also contains forward-looking statements that involve risks and uncertainties. Any forward-looking statements are not guarantees of future performance and actual results; developments and business decisions may differ materially from those contemplated by such forward-looking statements as a result of certain risks and uncertainties, including those described below. For additional information, please refer to "Cautionary Factors That May Affect Future Results ".

WE AND CERTAIN OF OUR CURRENT AND FORMER OFFICERS AND DIRECTORS HAVE BEEN NAMED AS DEFENDANTS IN A PUTATIVE CLASS ACTION AND TWO LAWSUITS CLAIMING TO BE BROUGHT DERIVATIVELY ON OUR BEHALF, AND WE ARE THE SUBJECT OF AN SEC INVESTIGATION; AN ADVERSE OUTCOME OR RESOLUTION IN THESE PROCEEDINGS OR THE INVESTIGATION COULD RESULT IN SUBSTANTIAL PAYMENTS BY US AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND LIQUIDITY.

Elan and certain of its current and former officers and directors are named as defendants in a putative class action in the U.S. District Court for the Southern District of New York, which consolidated several class actions that were filed in early 2002. The amended and consolidated complaint filed on 24 January 2003 in the action (the "Complaint") alleges claims under the U.S. federal securities laws, including that our financial statements were not in accordance with generally accepted accounting principles and that the defendants disseminated materially false and misleading information concerning our business and financial results, our investments in certain business ventures and business venture parents, and the licence fees and research revenues received by us from the business ventures; the accounting for proceeds from our sale of certain product lines and disclosure concerning those sales; the accounting for certain risk-sharing arrangements that we entered into and disclosure concerning those arrangements; the accounting for certain qualifying special purpose entities and disclosure concerning those entities; the disclosure of compensation of certain of our officers; and certain alleged related party transactions. The Complaint seeks compensatory damages and other relief that the court may deem proper. We are also a nominal defendant in two derivative actions filed against certain of our former and current directors and certain of our former and current officers on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego. The two actions have been consolidated. The complaint contains allegations similar to those set forth in the foregoing actions, but alleges, among other things, that the defendant officers and directors breached their duties to us by causing us to undertake the actions alleged in the Complaint. Among other relief, the action seeks damages against the defendant officers and directors on our behalf. Finally, we are the subject of an ongoing investigation by the SEC's Division of Enforcement commenced on or about 12 February 2002, which we believe relates primarily to the issues raised in the actions described above. We are unable to predict or determine the outcome of the actions or the investigation or reasonably estimate the amount or range of loss, if any, with respect to the resolution of the actions or the investigation (except that, as discussed in Note 25 to the Consolidated Financial Statements, an agreement to settle the two derivative actions has been reached that remains subject to court approval). In addition, the timing and final resolution of the actions and the investigation is uncertain. The Company continues to believe that it has prepared its financial statements in accordance with applicable GAAP, (subject to the restatement of EPIL III under U.S. GAAP, described on pages 142 to 147). The findings and outcome of the investigation may adversely affect the course of the actions. The possible outcome or resolution of these proceedings could require us to make substantial payments. Any amendment or restatement of our previously filed financial statements, any substantial payment required to be made by us in connection with the resolution of the investigation and any adverse determination in the actions could have a material adverse effect on our business, financial condition, results of operations and liquidity. Further, we are unable to predict or determine the impact, if any, that the 2001 restatement may have on the outcome of the shareholder litigation.

We are generally obliged to indemnify our current and former officers and directors who are also named as defendants in some or all of these matters to the extent permitted by Irish law.

Please refer to Note 25 to the Consolidated Financial Statements for further information on the SEC investigation and these actions.

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WE HAVE SUBSTANTIAL FUTURE CASH NEEDS AND POTENTIAL CASH NEEDS AND WE CANNOT
ASSURE YOU THAT WE WILL BE SUCCESSFUL IN GENERATING OR OTHERWISE OBTAINING THE FUNDS NECESSARY TO MEET THOSE NEEDS.

At 31 December 2002, we had approximately $2,742 million of contractual future cash payments and approximately $382 million of potential future cash payments, excluding expected capital expenditures on plant and equipment, lease payments and future investments in financial assets such as investments in business ventures. At such date, we had cash and liquid resources of approximately $1,087 million. We estimate that we have sufficient cash, liquid resources and realisable assets and investments to meet our near-term liquidity requirements. In making this estimate, we have not assumed any material payments in connection with our pending litigations during that period. Any material adverse legal judgements, fines, penalties or settlements arising from our pending litigations or investigations could require us to obtain additional funds. Although we expect to incur an operating loss for fiscal 2003, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. If our future operating performance is less than anticipated, including as a result of our failure to timely obtain marketing approval for products under development, we could be required to obtain additional funds. As described below, certain events, including our inability to incur additional indebtedness under the restrictive covenants contained in our existing debt instruments, have materially adversely affected our financial flexibility, including our ability to access external sources of capital to finance our business. If our estimates are incorrect and we are required to obtain additional funds, we cannot assure you that we would be able to obtain those funds on commercially reasonable terms, or at all, which would have a material adverse effect on our business, financial condition, results of operations and liquidity.

In July 2002, we announced a recovery plan designed to enable us to meet our financial obligations. We cannot assure you that the recovery plan will be successful in generating the funding expected or that we will otherwise be successful in generating the funds necessary to enable us to meet our longer-term liquidity requirements.

CERTAIN EVENTS, INCLUDING OUR INABILITY TO INCUR ADDITIONAL INDEBTEDNESS UNDER THE RESTRICTIVE COVENANTS CONTAINED IN OUR EXISTING DEBT INSTRUMENTS, HAVE MATERIALLY ADVERSELY AFFECTED OUR FINANCIAL FLEXIBILITY, INCLUDING OUR ABILITY TO ACCESS EXTERNAL SOURCES OF CAPITAL TO FINANCE OUR BUSINESS, AND MAY MATERIALLY ADVERSELY AFFECT OUR ABILITY TO OBTAIN SUFFICIENT CAPITAL TO MEET OUR LIQUIDITY REQUIREMENTS.

The agreements governing certain of our outstanding indebtedness contain covenants restricting our ability and the ability of our subsidiaries to incur additional indebtedness (including intercompany indebtedness). We do not currently have the ability to incur any additional indebtedness under these covenants. Our inability to incur additional indebtedness (including intercompany indebtedness), together with certain other events, such as the class action and derivative litigations, and the SEC investigation, described above, the decline in price of our shares and the downgrades of our debt ratings, have materially adversely affected our financial flexibility, including our ability to access sources of external financing for our business. As a result, our ability to meet our liquidity requirements and capital needs could be materially adversely impacted, which could have a material adverse effect on our business, financial condition, results of operations and liquidity.

RESTRICTIVE COVENANTS IN OUR DEBT INSTRUMENTS RESTRICT OR PROHIBIT OUR ABILITY TO ENGAGE IN OR ENTER INTO A VARIETY OF TRANSACTIONS, WHICH COULD ADVERSELY AFFECT US.

The agreements governing certain of our outstanding indebtedness contain various restrictive covenants that limit our financial and operating flexibility. In particular, these agreements restrict our ability to, among other things:

o    Incur additional indebtedness (including intercompany indebtedness);

o    Create liens and other encumbrances;

o    Enter into transactions with related parties; and

o Sell or otherwise dispose of assets and merge or consolidate with another entity.

In addition, some of these agreements require us to maintain certain financial ratios. These covenants and ratios could have an adverse effect on us by limiting our operating flexibility and our ability to fund our operations. The breach of any of these covenants and ratios would result in a default under the applicable agreement which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them.


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WE FACE INTENSE COMPETITION FROM NEW BRAND NAME PRODUCTS AND FROM LOWER-COST
GENERIC PRODUCTS.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, research and development and marketing capabilities than Elan. Other competitors consist of smaller research companies and generic drug manufacturers. A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Additionally, generic competitors can challenge existing patent protection or regulatory exclusivity. Generic competitors do not have to bear the same level of research and development and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of certain of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. For example, generic forms of Ceclor CD and Myambutol were approved by the FDA and launched in 2001, significantly reducing the revenues and profitability of these products. Generic forms of Zanaflex were launched in 2002. As a result, product revenue from Zanaflex declined from $53.7 million in the first quarter of 2002 to $0.8 million in the first quarter of 2003. Additionally, competitor products, including generic competitors' products, to any of Elan's other products may become available. The launch of generic versions of Elan's products may materially adversely affect our business, financial condition and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation that provides information to medical professionals and launches new products. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially adversely affected.

WE ARE DEPENDENT ON PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a licence and pay significant fees or royalties in order to continue selling our products.

We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us. Although we seek to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we cannot prevent our competitors from breaching those agreements or independently developing or learning of our trade secrets.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO BRING NEW PRODUCTS TO MARKET AND MAY AFFECT OUR ABILITY TO MANUFACTURE AND MARKET OUR EXISTING PRODUCTS.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, preclinical and clinical testing, manufacturing, labelling, storing, distribution, import, export, recordkeeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import and/or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of


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previously approved marketing applications or licences, recommendations by the
FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. Currently, we are researching, developing and pursuing approval for a number of products from a number of regulatory authorities, including Prialt and Antegren in the United States and other territories. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot be sure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact upon the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities which regulatory authorities consider to be improper or on changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product's labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with current good manufacturing practices, or cGMPs, the FDA's regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could have a material adverse effect on our business, financial condition and results of operations.

In May 2001, Elan's wholly owned subsidiary, Elan Holdings, and Donal J. Geaney, then chairman and chief executive officer of Elan, William C. Clark, then president operations, and two then employees of Elan Holdings, Hal Herring and Cheryl Schuster entered into a consent decree of permanent injunction with the U.S. Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at Elan's Georgia, United States facility. The facility currently manufactures verapamil hydrochloride, used in the treatment of high blood pressure and other products. The consent decree does not represent an admission by Elan Holdings or the officers or employees named above of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings and the officers and employees named above are permanently enjoined from violating cGMP regulations. In addition, Elan Holdings is required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004 in order to ensure the facility's compliance with cGMP. The first of these inspections was completed and reported upon by the independent expert to the FDA on 3 September 2002. A corrective action plan was prepared and sent to the FDA in response to this inspection. A second independent consultant audit occurred in May 2003 and Elan is awaiting the report of this audit. During the term of the consent decree, Elan expects that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, Elan will be required to reimburse the FDA for its costs related to these inspections.

OUR RESEARCH AND DEVELOPMENT EFFORTS MAY NOT SUCCEED OR OUR COMPETITORS MAY DEVELOP MORE EFFECTIVE PRODUCTS.

Our continued competitiveness is dependent upon our ability to successfully develop and launch new products. We commit substantial resources on our research and development activities and, in addition, spend considerable effort and funds on a number of collaborations with third parties. Our ongoing investments in new product launches and research and development for future products could produce higher costs without a proportional increase in revenues.

In the pharmaceutical industry, the research and development process is lengthy and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that products in our research and development pipeline, including our AD programmes, Antegren and Prialt, will experience difficulties, delays or failures. In addition, in 2002, Wyeth and Elan suspended all clinical dosing with AN-1792, an experimental immunotherapeutic under development for the treatment of AD which was in a Phase IIa clinical study. On 1 March 2002, the companies decided not to resume further dosing of AN-1792.


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The commencement and rate of completion of clinical trials may be delayed by many factors, including the inability to manufacture sufficient quantities of qualified materials under cGMPs for use in clinical trials; slower than expected rates of patient recruitment; the inability to adequately observe patients after treatment; changes in regulatory requirements for clinical trials; the lack of effectiveness during the clinical trials; unforeseen safety issues; delays, suspension, or termination of the trial due to the institutional review board responsible for overseeing the study at a particular study site; and government or regulatory delays or "clinical holds" requiring suspension or termination of the trial.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates.

If we fail to research and develop commercially successful products, or if our competitors develop more effective products, our business, financial condition and results of operations could be materially adversely affected.

OUR SHAREHOLDERS COULD EXPERIENCE SUBSTANTIAL DILUTION IF THE HOLDERS OF OUR LYONS REQUIRE US TO REPURCHASE A SIGNIFICANT PORTION OF THE LYONS IN DECEMBER 2003.

Holders of the LYONs may require us to purchase all or any portion of their LYONs on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issue discount up to the purchase date. Subject to certain conditions, we may, at our option, elect to pay for the LYONs in cash, by the delivery of ADSs, at then existing market prices, or any combination of cash and ADSs. In the event that the trading price of our ADSs does not increase substantially prior to 14 December 2003 and we elect to pay a significant portion of the purchase price of any LYONs we are required to purchase on that date in ADSs, our shareholders would experience immediate and substantial dilution.

OUR BUSINESS EXPOSES US TO RISKS OF ENVIRONMENTAL LIABILITIES.

We use hazardous materials, chemicals and toxic compounds in our product development programmes and manufacturing processes which could expose us to risks of accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, we could be liable for cleanup obligations, damages or fines, which could have an adverse effect on our financial condition and results of operations.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own, sites that we formerly owned or operated or sites where waste from our operations was disposed. These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations could prove to be insufficient if the assumptions underlying the accruals prove incorrect or if we are held responsible for additional contamination.

Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect our business, financial condition and results of operations.

OUR PRODUCTS MAY NOT BE REIMBURSED BY PUBLIC OR PRIVATE HEALTH INSURERS.

Even if we obtain a product approval, there is no assurance that public or private health insurers will provide coverage for the product, will do so promptly upon its approval or within a reasonable time after product approval or that coverage will be competitive/favourable. If reasonable reimbursement is not available for our products, our business, financial condition, and results of operations could be materially adversely affected.


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WE ARE SUBJECT TO CONTINUING POTENTIAL PRODUCT LIABILITY.

Risks relating to product liability claims are inherent in the research, manufacturing and marketing of our products. Any person who is injured as a result of using one of our products may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our products.

We maintain product liability coverage for product liability claims. However, this may not adequately protect us if there is a high occurrence of claims in the future or if any future claims otherwise exceed the limits of our coverage. A successful claim brought against us in excess of our insurance coverage could have a material adverse effect on our business.

We may not be able to maintain product liability coverage on acceptable terms if our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions. If sales of our products increase materially, or if we add significant products to our portfolio, we will require increased coverage and may not be able to secure such coverage at reasonable rates.

IF WE FAIL TO COMPLY WITH OUR REPORTING AND PAYMENT OBLIGATIONS UNDER THE MEDICAID REBATE PROGRAM OR OTHER GOVERNMENTAL PRICING PROGRAMS, WE COULD BE SUBJECT TO ADDITIONAL REIMBURSEMENTS, PENALTIES, SANCTIONS AND FINES WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

We participate in the U.S. Federal Medicaid rebate program established by the U.S. Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. Under the Medicaid rebate program, we pay a rebate to each state Medicaid program for our products that are reimbursed by those programs. The amount of the rebate for each unit of product is set by law as a minimum 15.1% of the average manufacturer price ("AMP") of that product, or if it is greater, the difference between AMP and the best price available from us to any customer. The rebate amount also includes an inflation adjustment, if necessary.

As a manufacturer currently of single source, innovator multiple source and non-innovator multiple source products, rebate calculations vary among products and programs. The calculations are complex and, in certain respects, subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services of our current AMP and best price for each of our products. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or underage in our rebate liability for past quarters, depending on the direction of the correction. In addition to retroactive rebates (and interest, if any), if we were found to have knowingly submitted false information to the government, the statute provides for civil monetary penalties in the amount of $100,000 per item of false information. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. Based upon our past practice and experience, to the extent that we were required to correct prices reported in previous quarters, we would not expect such corrections to have a material adverse affect on our business, financial condition, results of operations or liquidity.

U.S. Federal law requires that any company that participates in the Medicaid rebate program extent comparable discounts to qualified purchasers under the Public Health Services, or "PHS," pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor.


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MEMORANDUM AND ARTICLES OF ASSOCIATION
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OBJECTS

The Company's objects, which are detailed in its Memorandum of Association include, but are not limited to, manufacturing, buying, selling and distributing pharmaceutical products. The Company's registered number is 30356.


DIRECTORS

Subject to certain limited exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders and to be paid such expenses as may be incurred by them in the course of the performance of their duties as directors. Directors who take on additional committee assignments or otherwise perform additional services for the Company, outside the scope of their ordinary duties as directors, shall be entitled to receive such additional remuneration as the board may determine. The directors may exercise all of the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. One-third of the board shall retire at each Annual General Meeting. A director is not required to retire at any set age and may offer themselves for re-election at any meeting where they are deemed to have retired by rotation. There is no requirement for a director to hold shares.


MEETINGS

The Annual General Meeting shall be held in such place and at such time as shall be determined by the board, but no more than 15 months shall pass between the dates of consecutive Annual General Meetings. Directors may call Extraordinary General Meetings at any time. Extraordinary General Meetings may also be requisitioned by the members in accordance with the Company's Articles of Association and Irish company law. Notice of an Annual General Meeting (or any special resolution) must be given at least 21 clear days prior to the scheduled date and, in the case of any other general meeting, with not less than 14 clear days notice.


RIGHTS, PREFERENCES AND DIVIDENDS ATTACHING TO SHARES

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. All of the shareholders entitled to attend and vote at the Annual General Meeting are likewise entitled to vote on the re-election of directors. The Company is permitted under its Memorandum and Articles of Association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of the shareholders to further capital calls is limited to the amounts remaining unpaid on shares.


ACTIONS NECESSARY TO CHANGE THE RIGHTS OF SHAREHOLDERS

The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class of shareholders. The additional issuance of further shares ranking pari passu with, or subordinate to, an existing class shall not, unless specified by the Articles or the conditions of issue of that class of shares, be deemed to be a variation of the special rights attaching to that class of shares.


LIMITATIONS ON THE RIGHT TO OWN SHARES

There are no limitations on the right to own shares in the Memorandum and Articles of Association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in the section on "Exchange Controls and Other Limitations Affecting Security Holders" on page 174.


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ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     183

MEMORANDUM AND ARTICLES OF ASSOCIATION
--------------------------------------------------------------------------------

OTHER PROVISIONS OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION


There are no provisions in the Memorandum and Articles of Association:

o Delaying or prohibiting a change in control of the Company that operate only with respect to a merger, acquisition or corporate restructuring;

o Discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares; or

o Governing changes in capital, where such provisions are more stringent than those required by law.

The Company incorporates by reference all other information concerning its Memorandum and Articles of Association from the section entitled "Description of Ordinary Shares" in the Registration Statement on Form F-3 (No. 333-1313001) of the Company and Athena Finance filed with the SEC on 6 February 2001.


DOCUMENTS ON DISPLAY

The Company is subject to the reporting requirements of the Exchange Act. In accordance with these requirements, the Company files Annual Reports on Form 20-F with, and furnishes Reports of Foreign Issuer on Form 6-K to, the SEC. These materials, including the Company's Annual Report on Form 20-F for the fiscal year ended 31 December 2002 and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. As a foreign private issuer, all documents which were filed or submitted after 4 November 2002 on the SEC's EDGAR system are available for retrieval on the website maintained by the SEC at http://www.sec.gov. These filings and submissions are also available from commercial document retrieval services.

Copies of the Company's Memorandum and Articles of Association may be obtained at no cost by writing or telephoning the Company at its principal executive offices. The Company's Memorandum and Articles of Association are filed with the SEC as Exhibit 4.1 of the Company's Registration Statement on Form F-3, Registration No. 333-100252, filed with the SEC on 1 October 2002. You may also inspect or obtain a copy of the Company's Memorandum and Articles of Association using the procedures prescribed above.















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184

DIRECTORS, SENIOR MANAGEMENT AND OTHER INFORMATION
--------------------------------------------------------------------------------









--------------------------------------------------------------------------------------------------------------

BOARD OF DIRECTORS                         SENIOR MANAGEMENT

Garo H. Armen, PhD                         KELLY MARTIN(1)
                                           President and chief executive officer
Brendan E. Boushel
                                           PAUL BREEN
Laurence G. Crowley                        Executive vice president, global services and operations

William F. Daniel                          SHANE COOKE(1)
                                           Executive vice president and chief financial officer
Alan R. Gillespie, C.B.E. PhD
                                           WILLIAM F. DANIEL(1)
Ann Maynard Gray                           Executive vice president and company secretary

John Groom                                 JEAN DUVALL(1)
                                           Executive vice president and general counsel
Kelly Martin
                                           LARS EKMAN, MD, PHD
Kieran McGowan                             President, research and development

Kevin M. McIntyre, MD                      ARTHUR FALK, PHD
                                           Executive vice president, corporate compliance
Kyran McLaughlin
                                           JACK LAFLIN
Dennis J. Selkoe, MD                       Executive vice president, human resources

The Honorable Richard L. Thornburgh        IVAN LIEBERBURG, MD, PHD
                                           Executive vice president and chief scientific and medical officer
Daniel P. Tully
                                           SEAMUS MULLIGAN
                                           Executive vice president, business and corporate development

                                           TIMOTHY WRIGHT
                                           President, global commercial operations


                                           (1) member of executive management committee









--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     185

TRADEMARKS
--------------------------------------------------------------------------------









--------------------------------------------------------------------------------

The following trademarks appearing in this publication are owned by or licensed to Elan:

o Abelcet (Trade Mark) (amphotericin B lipid complex) injectable (rights in world other than U.S., Canada and Japan)

o    Antegren (Trade Mark) (natalizumab)

o    Azactam (Trade Mark) (aztreonam) injectable

o    Ceclor (Trade Mark) CD (cefaclor extended-release) tablets

o    Dilzem (Trade Mark) (diltiazem) tablets

o    Frova (Trade Mark) (frovatriptan succinate) tablets

o    Maxipime (Trade Mark) (cefepime hydrochloride) injectable

o    MEDIPAD (Trade Mark) device

o    Myambutol (Trade Mark) (ethambutal hydrochloride) tablets

o Myobloc (Trade Mark) /Neurobloc (botulinum toxin type B) injectable solution


o Myocet (Trade Mark) (Liposome encapsulated doxorubicin citrate complex) injectable

o    NanoCrystal (Trade Mark) technology

o    Naprelan (Trade Mark) (naproxen sodium controlled-release) tablets

o    Oramorph (Trade Mark) SR (morphine sulfate sustained-release) tablets

o    Prialt (Trade Mark) (ziconotide) solution

o    Roxicodone (Trade Mark) (oxycodone hydrochloride) tablets

o    Verelan (Trade Mark) (verapamil hydrochloride sustained-release) capsules

o    Zanaflex (Trade Mark) (tizanidine hydrochloride) tablets

o    Zelapar (Trade Mark) (selegiline)

o    Zonegran (Trade Mark) (zonisamide) capsules

Third party marks appearing in this publication are:

o Abelcet (Trade Mark) (amphotericin B lipid complex) injectable (U.S., Canadian and any Japanese rights)

o    Actiq (Trade Mark) (oral transmucosal fentany citrate) lozenges

o    Adalat (Trade Mark) CC (nifedipine) tablets

o    Avinza (Trade Mark) (morphine sulfate extended-release) capsules

o Cardizem (Trade Mark) CD (diltizem hydrochloride controlled-release) capsules

o    Diastat (Trade Mark) (diazepam) rectal gel

o    Entex (Trade Mark) (phenylpropanolamine hydrochloride) capsules

o    Furadantin (Trade Mark) (nitrofurantoin) suspension

o    Herbesser (Trade Mark) (diltiazem hydrochloride)


o    LYONs (Trade Mark) (Liquid Yield Option Notes)

o    Midrin (Trade Mark) capsules

o    Mysoline (Trade Mark) (primidone) tablets

o    Nasalide (Trade Mark) (flunisolide) solution

o    Nasarel (Trade Mark) (flunisolide) solution

o    Permax (Trade Mark) (pergolide mesylate)

o    Rapamune (Trade Mark) (sirolimus)

o    Ritalin LA (Trade Mark) (methylphenidate)

o    Skelaxin (Trade Mark) (metaxalone) tablets

o    Sonata (Trade Mark) (zaleplon) capsules

o    Theodur (Trade Mark) (theophylline)

--------------------------------------------------------------------------------
186

SHAREHOLDER SERVICES
--------------------------------------------------------------------------------









--------------------------------------------------------------------------------

Elan's ADSs are listed on the NYSE (Symbol ELN). The Ordinary Shares of the Company are listed on the Official Lists of the London and Irish Stock Exchanges.


DEPOSITARY FOR ADSS        REGISTRAR FOR ORDINARY SHARES
Bank of New York           Computershare Services (Ireland) Ltd
101 Barclay Street         Heron House
New York, NY 10011         Sandyford Industrial Estate
Tel: 888-269-2377          Dublin 18
Tel: 610-312-5315          Tel: 353-1-216-3100
Fax: 212-815-3050          Fax: 353-1-216-3151


DUPLICATE MAILINGS

When several shareholders live at the same address, they may receive more copies of quarterly and annual reports than they need. The excess can be eliminated by writing to:

INVESTOR RELATIONS
Elan Corporation, plc
Lincoln House
Lincoln Place
Dublin 2, Ireland


INVESTOR RELATIONS

Security analysts and investment professionals should direct their enquiries to:


UNITED STATES                        EUROPE
John Howarth                         Emer Reynolds
Vice President, Investor Relations   Vice President, Investor Relations
Tel: 212-407-5740                    Tel: 353-1-709-4080
  800-252-3526                         00800 28352600
Fax: 212-755-1043                    Fax: 353-1-709-4018
Email: jack.howarth@elan.com         Email: emer.reynolds@elan.com


INTERNET WEBSITE

Information on Elan is available online via the Internet at Elan's website, http://www.elan.com. Information on Elan's website does not constitute part of this Annual Report and Form 20-F.










--------------------------------------------------------------------------------
ELAN CORPORATION, PLC 2002 ANNUAL REPORT AND FORM 20-F                     187

CROSS REFERENCE TO FORM 20-F
--------------------------------------------------------------------------------










--------------------------------------------------------------------------------

This Annual Report is prepared under Irish GAAP. A reconciliation from Irish GAAP to U.S. GAAP financial results is provided on pages 147 to 169 in accordance with SEC requirements. Information required by Form 20-F is cross-referenced to this document below. Only information in this document actually cross-referenced to Form 20-F shall be deemed to comprise part of the Form 20-F and filed with the SEC for all purposes.


ITEM                                                                                                          PAGES
--------------------------------------------------------------------------------- ---------------------------------
3 KEY INFORMATION
  A. Selected financial data                                                                               170-171
  D. Risk factors                                                                                          177-182

4 INFORMATION ON THE COMPANY
  A.      History and development of the Company                                                 3-6, 104, 117-118
  B.     Business overview                                                                      3-26, 29-30, 86-89
  C.     Organisational structure                                                                    3, 60-68, 142
  D.      Property, plants and equipment                                                          10, 19, 104, 119

5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  A-D                                                                                       11-12, 23-59, 113-117,
                                                                                                  119-122, 138-139

6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  A.     Directors and senior management                                                                     64-66
  B.     Compensation                                                             61-64, 66, 67-68, 71-72, 132-135
  C.     Board practices                                                                                 60, 67-72
  D.     Employees                                                                                         13, 102
  E.     Share ownership                                                                     61-62, 71-72, 112-113

7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  A.     Major shareholders                                                                         66-67, 172-174
  B.     Related party transactions                                                             66, 67-68, 130-132

8 FINANCIAL INFORMATION
  A.     Consolidated statements and other financial information                                   60, 75-169, 172
  B.     Significant changes                                                                               136-138

9 THE OFFER AND LISTING
  A4.     Price history of stock listed                                                                    172-174
  C.     Markets                                                                                           172-174

10 ADDITIONAL INFORMATION
  B.     Memorandum and articles of association                                                            183-184
  C.     Material contracts                                                                             4-5, 23-24
  D.     Exchange controls                                                                                     174
  E.     Taxation                                                                                          174-176
  H.     Documents on display                                                                                  184
  I.     Subsidiary information                                                                                142

11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                                       58-59, 113-117

13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                                             n/a

14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS                                n/a

18 FINANCIAL STATEMENTS                                                                                     75-169


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188